Exhibit Index

Exhibit No.	Description	PDF Page Number
2.2 (a)	Form of Indenture dated December 10, 1997 for $200,000,000 8.625% Senior Subordinated Notes due 2007.	2
2.3 (a)	Form of Purchase Agreement for $200,000,000 8 7/8% Senior Subordinated Notes due 2011 dated August 9, 2001.	122
2.3 (b)	Form of Purchase Agreement for $200,000,000 8 7/8% Senior Subordinated Notes due 2011 dated May 9, 2002.	163
2.3 (f)	Form of Registration Rights Agreement dated as of May 20, 2002.	201
4.8	Stock Purchase Agreement dated as of February 14, 2002 with respect to certain shares of capital stock of SunOnline Limited.	227
8	Listing of subsidiaries.	302
10.2	Letter from Registrant to the SEC regarding representations made by Arthur Andersen LLP.	303

Exhibit 2.2 (a)

EXECUTION COPY

SUN INTERNATIONAL HOTELS LIMITED

and

SUN INTERNATIONAL NORTH AMERICA, INC.,

Issuers,

and

THE GUARANTORS NAMED HEREIN

and

THE BANK OF NEW YORK,

Trustee

_____

INDENTURE

Dated as of December 10, 1997

CROSS-REFERENCE TABLE

TIA Section	Indenture Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	7.10
(b)	7.8;
	7.10;
	13.2
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312(a)	2.5
(b)	13.3
(c)	13.3
313(a)	7.6
(b)(1)	N.A.
(b)(2)	7.6
(c)	7.6;
	13.2
(d)	7.6
314(a)	4.7;
	4.6
(b)	N.A.
(c)(1)	2.2;
	7.2;
	13.4
(c)(2)	7.2;
	13.4
(c)(3)	N.A
(d)	N.A
(e)	13.5
(f)	N.A.
315(a)	7.1(b)
(b)	7.5;
	7.6;
	13.2
(c)	7.1(a)
(d)	7.2;
	6.11;
	7.1(c)
(e)	6.14
316(a)(last sentence)	2.9
(a)(1)(A)	6.11
(a)(1)(B)	6.12

TIA Section		Indenture Section
(a)(2)	. . . .	N.A.
(b)	. . . .	6.12;
	. . . .	6.8
317(a)(1)	. . . .	6.3
(a)(2)	. . . .	6.4
(b)	. . . .	2.4
318(a)	. . . .	13.1

N.A. means Not Applicable

Note: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of the Indenture.

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

ARTICLE II

THE SECURITIES

ARTICLE III

REDEMPTION

ARTICLE IV

COVENANTS

ARTICLE V

SUCCESSOR CORPORATION

ARTICLE VI

EVENTS OF DEFAULT AND REMEDIES

ARTICLE VII

TRUSTEE

ARTICLE VIII

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

ARTICLE IX

AMENDMENTS, SUPPLEMENTS AND WAIVERS

ARTICLE X

RIGHT TO REQUIRE REPURCHASE

ARTICLE XI

GUARANTEES

ARTICLE XII

SUBORDINATION

ARTICLE XIII

MISCELLANEOUS

INDENTURE, dated as of December 10, 1997, among Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas ("Sun International"), Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Sun International ("SINA" and, together with Sun International, the "Issuers"), the Guarantors whose names appear at the foot hereof and The Bank of New York, a New York banking corporation, as Trustee.

The Issuers have duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of their debentures, notes, bonds or other evidences of indebtedness to be issued in one or more series unlimited as to principal amount (herein called the "Securities"), as in this Indenture provided.

The Guarantors have duly authorized the execution and delivery of this Indenture to provide for the Guarantees of the Securities, if any, provided for herein.

All things necessary to make this Indenture a valid agreement of the Issuers and the Guarantors, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH

That in order to declare the terms and conditions upon which the Securities are authenticated, issued and delivered, and in consideration of the premises, and of the purchase and acceptance of the Securities by the holders thereof, the Issuers, the Guarantors and the Trustee covenant and agree with each other, for the benefit of the respective Holders from time to time of the Securities or any series thereof, as follows:

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1 Definitions.

"Acceleration Notice" shall have the meaning specified in Section 6.2.

"Acquired Indebtedness" means Indebtedness or Disqualified Capital Stock of any person existing at the time such person becomes a Subsidiary of either of the Issuers or is merged or consolidated into or with either of the Issuers or any of their Subsidiaries.

"Acquisition" means the purchase or other acquisition of any person or all or substantially all the assets of any person by any other person, or the acquisition of assets that constitute all or substantially all of an operating unit of business, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

"Additional Amounts" shall have the meaning specified in Section 4.20.

"Affiliate" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with Sun International. For purposes of this definition, the term "control" means the power to direct the management and policies of a person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, *provided, that,* with respect to ownership interest in Sun International and its Subsidiaries a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to constitute control.

"Affiliate Transaction" shall have the meaning specified in Section 4.9.

"Agent" means any Registrar, Paying Agent, co-Registrar or additional Paying Agent.

"Asset Sale" shall have the meaning specified in Section 4.13.

"Asset Sale Offer" shall have the meaning specified in Section 4.13.

"Asset Sale Offer Amount" shall have the meaning specified in Section 4.13.

"Asset Sale Offer Price" shall have the meaning specified in Section 4.13.

"Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.

"Bankruptcy Law" means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors.

"Beneficial Owner" or "beneficial owner" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date of such series), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

"Board of Directors" means, with respect to any person, the Board of Directors of such person or any committee of the Board of Directors of such person authorized, with respect to any particular matter, to exercise the power of the Board of Directors of such person.

"Board Resolution" means, with respect to any person, a duly adopted resolution of the Board of Directors of such person.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York or the New York Stock Exchange are authorized or obligated by law or executive order to close.

"Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not otherwise itself capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

"Capitalized Lease Obligation" means, as applied to any person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such person, as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such person.

"Cash" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public or private debts.

"Cash Equivalent" means (a) (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (*provided* that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (iii) commercial paper issued by others rated at least A-1 or the equivalent thereof by Standard & Poor's Corporation or at least P-1 or the equivalent thereof by Moody's Investors Service, Inc., and in the case of each of (i), (ii) and (iii) above maturing within one year after the date of acquisition or (b) shares of money market mutual funds or similar funds having assets in excess of $500 million.

"Change of Control" means, with respect to a series of Securities, (i) Sun International ceases to be the "beneficial owner," directly or indirectly, of 100% of the Equity Interests of SINA; (ii) any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets, on a consolidated basis, of Sun International or SINA, in one transaction or a series of related transactions (in each case other than to a person that is a Permitted Holder); (iii) any merger or consolidation of Sun International with or into any person if, immediately after giving effect to such transaction, any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than a Permitted Holder) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the surviving entity or entities; (iv) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than a Permitted Holder) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of Capital Stock of Sun International then outstanding normally entitled to vote in elections of directors; (v) during any period of 12 consecutive months after the Issue Date of such series, individuals who at the beginning of any such 12-month period constituted the Board of Directors of Sun International or SINA (together with any new directors whose election by such Board or whose nomination for election by the shareholders of Sun International or SINA, as applicable, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Sun International or SINA then in office; or (vi) the adoption of a plan relating to the liquidation or dissolution of either of the Issuers.

"Change of Control Offer" shall have the meaning specified in Section 10.1.

"Change of Control Purchase Date" shall have the meaning specified in Section 10.1.

"Change of Control Purchase Price" shall have the meaning specified in Section 10.1.

"Change of Control Triggering Event" shall be deemed to have occurred with respect to a series of Securities if either of the Rating Agencies shall downgrade or withdraw their rating of the Securities of such series as a result of, or, in any case, within 90 days of, a Change of Control.

"Consolidated Coverage Ratio" of any person on any date of determination (a "Transaction Date") means the ratio, on a *pro forma* basis, of (a) the aggregate amount of Consolidated EBITDA of such person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; *provided,* that for purposes of such calculation, (i) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period, (ii) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (iii) the incurrence of any Indebtedness or issuance of any Disqualified Capital Stock during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of such Reference Period, and (iv) the Consolidated Fixed Charges of such person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a *pro forma* basis as if the rate in effect on the Transaction Date had been the applicable rate for the entire period, unless such person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

"Consolidated EBITDA" means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net

Income), without duplication, the sum of (i) Consolidated income tax expense, (ii) Consolidated depreciation and amortization expense, provided that consolidated depreciation and amortization of a Subsidiary that is a less than wholly owned Subsidiary shall only be added to the extent of the equity interest of such person in such Subsidiary and (iii) Consolidated Fixed Charges, less any non-Cash interest income.

"Consolidated Fixed Charges" of any person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such person and its Consolidated Subsidiaries during such period, including (i) original issue discount and non-Cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, but excluding interest payments on SINA's First Mortgage Non-Recourse Pass Through Notes due June 30, 2000, and (b) the amount of dividends accrued or payable (or guaranteed) by such person or any of its Consolidated Subsidiaries in respect of preferred stock (other than by Subsidiaries of such person to such person or such person's wholly owned Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by Sun International to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such person or a Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

"Consolidated Net Income" means, with respect to any person for any period, the net income (or loss) of such person and its Consolidated Subsidiaries (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication): (a) all gains (but not losses) which are either extraordinary (as determined in accordance with GAAP), unusual or nonrecurring (including any gain from the sale or other disposition of assets or currency transactions outside the ordinary course of business or from the issuance or sale of any capital stock), (b) the net income, if positive, of any person, other than a Consolidated Subsidiary, in which such person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in Cash to such person or a wholly owned Consolidated Subsidiary of such person during such period, but in any case not in excess of such person's *pro rata* share of such person's net income for such period, (c) the net income or loss of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, (d) the net income, if positive, of any of such person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary, except for existing restrictions under the Credit Agreement and (e) the net income attributable to the lease with respect to the 10 acres under the Showboat Casino Hotel in Atlantic City, New Jersey.

"Consolidated Net Worth" of any person at any date means the aggregate consolidated stockholders' equity of such person (plus amounts of equity attributable to preferred stock) and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such person and its Consolidated Subsidiaries.

"Consolidated Subsidiary" means, for any person, each Subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such person in accordance with GAAP.

"Credit Agreement" means the second amended and restated revolving credit agreement dated as of August 12, 1997, by and among Sun International Bahamas Limited, Sun International, certain of Sun International's subsidiaries, certain financial institutions and The Bank of Nova Scotia, as administrative and collateral agent, providing for an aggregate $375 million revolving credit facility (excluding any amounts with respect to Interest Swap and Hedging Obligations complying with the provisions set forth below) (which amount may be increased to $500 million upon the later of the Paradise Island Expansion Opening and December 31, 1998), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include agreements in respect of Interest Swap and Hedging Obligations with lenders party to the Credit Agreement or their affiliates entered into for bona fide hedging purposes and not entered into for speculative purposes and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any agreement (i) extending or shortening the maturity of any Indebtedness incurred thereunder or contemplated thereby, (ii) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of Sun International and its Subsidiaries and their respective successors and assigns, (iii) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, *provided* that on the date such Indebtedness is incurred it would not be prohibited by clause (a) of the definition of "Permitted Indebtedness," or (iv) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms hereof.

"Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

"Debt Incurrence Ratio" shall have the meaning specified in Section 4.10.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Defeased Securities" shall have the meaning specified in Section 8.2.

"Definitive Securities" means any security in the form established pursuant to Section 2.1 which is registered on the books of the Registrar.

"Depository" means, with respect to a series of Securities issuable or issued in whole or in part in global form, the person specified in Section 2.3 as the Depository with respect to such series of Securities, until a successor shall have been appointed and become such pursuant to the applicable provision of this Indenture, and, thereafter, "Depository" shall mean or include such successor.

"Disqualified Capital Stock" means, with respect to a series of Securities, (i) except as set forth in (ii), with respect to any person, Equity Interests of such person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of such series of Securities and (ii) with respect to any Subsidiary of such person (other than the Guarantors, if any), any Equity Interests other than any common equity with no preference, privileges, or redemption or repayment provisions.

"Equity Interest" of any person means any shares, interests, participations or other equivalents (however designated) in such person's equity, and shall in any event include any Capital Stock issued by, or partnership or membership interests in, such person.

"Event of Default" shall have the meaning specified in Section 6.1.

"Event of Loss" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

"Exempted Affiliate Transaction" means transactions solely between Sun International and any of its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Sun International.

"FF&E Indebtedness" means any Indebtedness of a person to any seller or other person incurred to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease) of any gaming facility or hotel or gaming or hotel related fixtures, furniture or equipment which is directly related to a Related Business of Sun International and which is incurred concurrently with such acquisition and is secured only by the assets so financed.

"GAAP" means, with respect to a series of Securities, United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the Issue Date.

"Gaming Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or a foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, responsible for gaming licenses held by Sun International or a Subsidiary of Sun International.

"Global Security" means, with respect to any series of Securities issued hereunder, a Security that is executed by the Issuers and authenticated and delivered by the Trustee to the Depository or pursuant to the Depository's instruction, all in accordance with this Indenture and any Indentures supplemental hereto, or Board Resolution and set forth in an Officers' Certificate, which shall be registered in the name of the Depository or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all the outstanding Securities of such series or any portion thereof, in either case having the same terms, including the same Issue Date, Maturity Date and interest rate or method of determining interest.

"Guarantee" shall have the meaning provided in Section 11.1.

"Guarantors" means, with respect to a series of Securities, the parties specified as such pursuant to Section 2.3.

"Holder" or "Securityholder" means the person in whose name a Security is registered on the Registrar's books.

"incur" shall have the meaning specified in Section 4.10.

"Incurrence Date" shall have the meaning specified in Section 4.10.

"Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such any person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would constitute ordinarily trade payables to trade creditors that are not more than 60 days past their original due date, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) relating to any Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all net obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities and obligations of others of the kind described in the preceding clause (a) or (b) that such person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such person and (d) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clause (a), (b) or (c), or this clause (d), whether or not between or among the same parties, and (e) all Disqualified Capital Stock of such person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends). For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.

"Indenture" means this Indenture, as amended or supplemented from time to time in accordance with the terms hereof.

"Interest Payment Date" means, with respect to a series of Securities, the stated due date of an installment of interest on such series of Securities.

"Interest Swap and Hedging Obligation" means any obligation of any person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount.

"Investment" by any person in any other person means, with respect to a series of Securities (without duplication), (a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such person (whether for Cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other person or any agreement to make any such acquisition; (b) the making by such person of any deposit with, or advance, loan or other extension of credit to, such other person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other person) or any commitment to make any such advance, loan or extension (but excluding accounts receivable or deposits arising in the ordinary course of business); (c) other than guarantees of Indebtedness of Sun International or any Subsidiary to the extent permitted by Section 4.10 (to the extent applicable to such series), the entering into by such person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other person; (d) the making of any capital contribution by such person to such other person; and (e) the designation by the Board of Directors of Sun International of any person to be an Unrestricted Subsidiary. Sun International shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither Sun International nor any of its Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from Sun International or a Subsidiary shall be deemed an Investment valued at its fair market value at the time of such transfer.

"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's (or any successor to the rating agency business thereof) or BBB- (or the equivalent) by S&P (or any successor to the rating agency business thereof).

"Investment Grade Status" means, with respect to a series of Securities, any time at which the ratings of the Securities of such series by both Moody's (or any successor to the rating agency business thereof) and S&P (or any successor to the rating agency business thereof) are Investment Grade Ratings.

"Issue Date" means, with respect to a series of Securities, the date of first issuance of such series of Securities under the Indenture.

"Issuer" means each party named as such in this Indenture until a successor replaces it pursuant to the Indenture and thereafter means such successor.

"Junior Security" means, with respect to a series of Securities, any Qualified Capital Stock and any Indebtedness of an Issuer or a Guarantor, if any, as applicable, that (i) is subordinated in right of payment to Senior Debt at least to the same extent as such series of Securities or Guarantee, if any, as applicable, (ii) has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity, (iii) does not have covenants or default provisions materially more beneficial to the holders of such series of Securities than those in effect with respect to such series of Securities on the Issue Date and (iv) was authorized by an order or decree of a court of competent jurisdiction that gave effect to (and states in such order or decree that effect has been given to) the subordination of such securities to all Senior Debt of the applicable Issuer or Guarantor, if any, not paid in full in Cash or Cash Equivalents in connection with such reorganization; provided that all such Senior Debt is assumed by the reorganized corporation and the rights of the holders of any such Senior Debt are not, without the consent of such holders, altered by such reorganization, which consent shall be deemed to have been given if the holders of such Senior Debt, individually or as a class, shall have approved such reorganization.

"Legal Holiday" shall have the meaning provided in Section 13.7.

"Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

"Maturity Date" means, with respect to a series of Securities, the date on which the principal of such series of Securities becomes due and payable as therein or herein provided, whether at Stated Maturity, a Change of Control Purchase Date, a purchase date with respect to an Asset Sale Offer or by declaration of acceleration, call for redemption or otherwise.

"Moody's" means Moody's Investors Service, Inc.

"Net Cash Proceeds" means, with respect to a series of Securities, the aggregate amount of Cash or Cash Equivalents received by Sun International in the case of a sale of Qualified Capital Stock and by Sun International and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of Sun International that were issued for Cash on or after the Issue Date, the amount of Cash originally received by Sun International upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and reasonable and customary expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less the amount (estimated reasonably and in good faith by Sun International) of income, franchise, sales and other applicable taxes required to be paid by Sun International or any of its respective Subsidiaries in connection with such Asset Sale.

"Non-Recourse Indebtedness" means Indebtedness of a person to the extent that under the terms thereof or pursuant to applicable law (i) no personal recourse shall be had against such person for the payment of the principal of or interest or premium, if any, on such Indebtedness, and (ii) enforcement of obligations on such Indebtedness is limited only to recourse against interests in property purchased with the proceeds of the incurrence of such Indebtedness and as to which none of the Issuers or any of its Subsidiaries provides any credit support or is liable.

"Non-Strategic Real Estate" means (i) any real estate on Paradise Island in the Bahamas, other than the real estate upon which the Atlantis Resort & Casino property is located, and (ii) any real property in and around Atlantic City, New Jersey, other than the Resorts Casino Hotel, the former site of the Chalfonte Hotel and any other real estate contiguous to such sites.

"Officer" means, with respect to the Issuers or any Guarantor, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer, the Controller, or the Secretary or any Assistant Secretary.

"Officers' Certificate" means, with respect to the Issuers or any Guarantor, a certificate signed by two Officers of both of the Issuers or such Guarantor and otherwise complying with the requirements of Sections 13.4 and 13.5.

"Opinion of Counsel" means a written opinion from legal counsel to the Issuers complying with the requirements of Sections 13.4 and 13.5. Unless otherwise required by this Indenture, the counsel may be in-house counsel to the Issuers.

"Original Issue Discount Security" means any Security which provides that an amount less than its principal amount is due and payable upon acceleration after an Event of Default.

"Paradise Island Expansion Opening" means the time when Sun International's approximately $450 million expansion of its Atlantis Resort & Casino property located on Paradise Island, The Bahamas shall have been substantially completed and the new hotel and casino comprising the expansion shall be ready for occupancy and operation.

"Paying Agent" shall have the meaning specified in Section 2.3.

"Permitted Holder" means Solomon Kerzner, his immediate family or a trust or similar entity existing solely for his benefit or for the benefit of his immediate family.

"Permitted Indebtedness" means, with respect to a series of Securities and any accompanying Guarantees, Indebtedness incurred as follows:

(a) the Issuers and the Guarantors, if any, may incur (i) Indebtedness pursuant to the Credit Agreement up to an aggregate principal amount outstanding (including any Indebtedness issued to refinance, refund or replace such Indebtedness) at any time of $375 million (excluding any amounts with respect to Interest Swap and Hedging Obligations) (which amount may be increased to $500 million upon the later to occur of the Paradise Island Expansion Opening or December 31, 1998), minus the amount of any such Indebtedness retired with Net Cash Proceeds from any Asset Sale or assumed by a transferee in an Asset Sale (provided any commitment in respect of such Indebtedness is permanently reduced) and (ii) Indebtedness with respect to Interest Swap and Hedging Obligations entered into for bona fide hedging purposes and not entered into for speculative purposes;

(b) the Issuers and the Guarantors, if any, may incur Indebtedness evidenced by such series of Securities and such Guarantees, if any, and represented by the Indenture up to the amounts specified therein as of the date thereof;

(c)   the Issuers and the Guarantors, if any, may incur FF&E Indebtedness on or after the Issue Date, *provided*, that (i) such FF&E Indebtedness is Non-Recourse Indebtedness and (ii) such Indebtedness shall not constitute more than 100% of the cost (determined in accordance with GAAP) to the Issuers or the Guarantors, if any, as applicable, of the property so purchased or leased;

(d)   the Issuers and the Guarantors, if any, may incur Indebtedness solely in respect of bankers acceptances and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money of others), all in the ordinary course of business in accordance with customary industry practices, in amounts and for the purposes customary in their in-dustry;

(e)   the Issuers may incur Indebtedness to any wholly owned Subsidiary, and any wholly owned Subsidiary may incur Indebtedness to any other wholly owned Subsidiary or to an Issuer; *provided,* that, in the case of Indebtedness of the Issuers (other than Indebtedness that is required to be pledged to the lenders under the Credit Agreement), such obligations shall be unsecured and subordinated in all respects to the Issuers' obligations pursuant to Securities of such series, and the date of any event that causes a Subsidiary to no longer be a wholly owned Subsidiary shall be an Incurrence Date; and

(f)   the Issuers and their Subsidiaries, as applicable, may incur Refinancing Indebtedness with respect to any Indebtedness or Disqualified Capital Stock, as applicable, described in clauses (b) and (f) of this definition or incurred under the Debt Incurrence Ratio contained in Section 4.10 (to the extent applicable to such series) or which is outstanding on the Issue Date so long as such Refinancing Indebtedness is secured only by the assets that secured the Indebtedness so refinanced or otherwise replaced.

"Permitted Investment" means, with respect to a series of Securities, (a) any Investment in any such series of Securities; (b) any Investment in Cash Equivalents; (c) any Investment in intercompany notes to the extent permitted under clause (b) of the definition of "Permitted Indebtedness"; (d) any Investment in a person in a Related Business who, after such Investment, becomes a Subsidiary of an Issuer and a Guarantor of the Securities of such series (if so required); and (e) any Investment in any property or assets to be used by an Issuer or any Guarantor in a Related Business.

"Permitted Lien" means, with respect to a series of Securities, (a) any Lien securing Securities of such series; (b) any Lien securing Indebtedness of a person existing at the time such person becomes a Subsidiary or is merged with or into either of the Issuers or a Subsidiary of either of the Issuers or Liens securing Indebtedness incurred in connection with an Acquisition, *provided* that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets; (c) any Lien in favor of either of the Issuers or any Guarantor; and (d) any Lien arising from FF&E Indebtedness permitted to be incurred under clause (c) of the definition of "Permitted Indebtedness", provided such Lien relates solely to the property which is subject to such FF&E Indebtedness.

"person" means any individual, limited liability company, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

"principal" of any Indebtedness (including the Securities) means the principal of such Indebtedness plus any applicable premium, if any, on such Indebtedness.

"Property" or "property" means any right or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible, intangible, contingent, indirect or direct.

"Public Equity Offering" means an underwritten public offering of Common Stock of Sun International.

"Qualified Capital Stock" means any Capital Stock of Sun International that is not Disqualified Capital Stock.

"Qualified Exchange" means, with respect to a series of Securities, any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock or Indebtedness of Sun International issued on or after the Issue Date with the Net Cash Proceeds received by Sun International from the substantially concurrent sale of Qualified Capital Stock or any exchange of Qualified Capital Stock for any Capital Stock or Indebtedness of Sun International issued on or after the Issue Date.

"Rating Agencies" means S&P and Moody's or any successor to the respective rating agency businesses thereof.

"Record Date" means, with respect to a series of Securities, a Record Date specified in such series of Securities whether or not such Record Date is a Business Day.

"Redemption Date," when used with respect to any series of Securities to be redeemed, means the date fixed for such redemption pursuant to Article III of this Indenture and the Securities of such series.

"Redemption Price," when used with respect to any series of Securities to be redeemed, means the redemption price for such redemption set forth in the Securities of such series, which shall include in each case accrued and unpaid interest with respect to such Securities to the applicable Redemption Date.

"Reference Period" with regard to any person means, with respect to a series of Securities, the four full fiscal quarters (or such lesser period during which such person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Securities of such series or the Indenture.

"Refinancing Indebtedness" means, with respect to a series of Securities, Indebtedness or Disqualified Capital Stock (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the lesser of (i) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness or Disqualified Capital Stock so Refinanced and (ii) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; *provided,* that (A) such Refinancing Indebtedness of any Subsidiary of Sun International shall only be used to Refinance outstanding Indebtedness or Disqualified Capital Stock of such Subsidiary, (B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of such series of Securities than was the Indebtedness or Disqualified Capital Stock to be refinanced and (C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness or Disqualified Capital Stock to be so refinanced.

"Registrar" shall have the meaning specified in Section 2.3.

"Related Business" means the gaming or hotel business and other businesses necessary for, or in the good faith judgment of the Board of Directors of Sun International, incident to, connected with, arising out of, or developed or operated to permit or facilitate the conduct or pursuit of the gaming or hotel business (including developing or operating sports or entertainment facilities, retail facilities, restaurants, night clubs, transportation and communications services or other related activities or enterprises and any additions or improvements thereto) and potential opportunities in the gaming or hotel business.

"Representative" means The Bank of Nova Scotia or any successor or successors under the Credit Agreement.

"Required Regulatory Redemption" shall have the meaning specified in Section 3.2.

"Restricted Payment" means, with respect to any person, (a) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such person or any parent or Subsidiary of such person, (b) any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such person or any Subsidiary or parent of such person, (c) other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness, any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such person or a parent or Subsidiary of such person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness and (d) any Investment by such person, other than a Permitted Investment; *provided, however,* that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on or with respect to Equity Interests of an Issuer to the extent payable solely in shares of Qualified Capital Stock of such Issuer; or (ii) any dividend, distribution or other payment to the Issuers, or to any Guarantors, by Sun International or any of its Subsidiaries.

"S&P" means Standard & Poor's Ratings Group, a division of the McGraw-Hill Companies, Inc.

"SEC" means the Securities and Exchange Commission.

"Security or Securities" has the meaning stated in the first recital of this Indenture and more particularly means any debt security or debt securities, as the case may be, of any series authenticated and delivered under this Indenture.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Securities Custodian" means, with respect to a series of Securities, the Trustee, as custodian with respect to the Securities of such series in global form, or any successor entity thereto.

"Securityholder"   See "Holder."

"Senior Debt" of Sun International, SINA or any Guaran-tor means, with respect to a series of Securities, Indebtedness (including and together with all monetary obligations in respect of the Credit Agreement, and interest, whether or not allowable, accruing on Indebtedness incurred pursuant to the Credit Agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law or which would have accrued but for such filing) of Sun Internation-al, SINA or such Guarantor, if any, arising under the Credit Agreement or that, by the terms of the instrument creating or evidencing such Indebtedness, is expressly designated Senior Debt and made senior in right of payment to such series of Securities or the applicable Guarantee, if any; provided, that in no event shall Senior Debt include (a) Indebtedness to any Subsidiary of Sun International or any officer, director or employee of Sun International or any Subsidiary of Sun International (other than Indebtedness that is required to be pledged to the lenders under the Credit Agreement), (b) Indebtedness incurred in violation of the terms of the Indenture or the Securities of such series, (c) Indebtedness to trade creditors, (d) Disqualified Capital Stock, and (e) any liability for taxes owed or owing by Sun International, SINA or such Guarantor, if any.

"Significant Subsidiary" shall, with respect to a series of Securities, have the meaning provided under Regulation S-X under the Securities Act, as in effect on the Issue Date.

"Stated Maturity" means, with respect to a series of Securities, the date specified in the Securities of such series as the fixed date on which the payment of principal of the Securities of such series is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of the Securities of such series at the option of the holder thereof upon the happening of any contingency beyond the control of the Issuers unless such contingency has occurred).

"Subordinated Debt Securities" shall have the meaning assigned to it in the first paragraph of Article XII.

"Subordinated Indebtedness" means, with respect to a series of Securities or any Guarantee, Indebtedness of Sun International, SINA or such Guarantor, if any, that is subordinated in right of payment to such series of Securities or such Guarantee, if any, as applicable, in any respect or, for purposes of the definition of Restricted Payments only, has a stated maturity on (except for such series of Securities) or after the Stated Maturity.

"Subsidiary," with respect to any person, means (i) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof has at least majority ownership interest, or (iii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of Sun International or any Subsidiary of Sun International. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of Sun International.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as in effect on the date of the execution of this Indenture, except as permitted in Section 9.3.

"Trustee" means the party named as such in the recitals or appointed as such from time to time pursuant to Section 7.8 and, subject to the provisions of Article VII, includes its or their successors and assigns. If at any time there is more than one such person, "Trustee" as used with respect to the Securities of any series shall mean the Trustee with respect to the Securities of that series.

"Trust Officer" means any officer within the corporate trust department (or any successor group) of the Trustee including any vice president, assistant vice president, assistant secretary or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at that time shall be such officers, and also means, with respect to a particular corporate trust matter, any other officer of the corporate trust department (or any successor group) of the Trustee to whom such trust matter is referred because of his knowledge of and familiarity with the particular subject.

"Unrestricted Subsidiary" means, with respect to a series of Securities, any subsidiary of Sun International (other than SINA) that does not own any Capital Stock of, or own or hold any Lien on any property of, Sun International or any other Subsidiary of Sun International or SINA and that shall be designated an Unrestricted Subsidiary by the Board of Directors of Sun International; *provided,* that (i) such subsidiary shall not engage, to any substantial extent, in any line or lines of business activity other than a Related Business, (ii) neither immediately prior thereto nor after giving pro forma effect to such designation would there exist a Default or Event of Default and (iii) immediately after giving pro forma effect thereto, Sun International could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio in Section 4.10 (to the extent applicable to such series of Securities). The Board of Directors of Sun International may designate any Unrestricted Subsidiary to be a Subsidiary, provided, that (i) no Default or Event of Default is existing or will occur as a consequence thereof and (ii) immediately after giving effect to such designation, on a pro forma basis, Sun International could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio in Section 4.10 (to the extent applicable to such series of Securities). Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

"U.S. Government Obligations" means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

"wholly owned Subsidiary" means a Subsidiary all the Equity Interests of which are owned by Sun International or one or more wholly owned Subsidiaries of Sun International, except for directors' qualifying shares.

Section 1.2 Incorporation by Reference of TIA.

Whenever this Indenture refers to a provision of the TIA, such provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"Commission" means the SEC.

"indenture securities" means the Securities.

"indenture securityholder" means a Holder or a Securityholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Trustee.

"obligor" on the indenture securities means the Issuers and any other obligor on the Securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule and not otherwise defined herein have the meanings assigned to them thereby.

Section 1.3 Rules of Construction.

Unless the context otherwise requires:

(i) a term has the meaning assigned to it;

(ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(iii) "or" is not exclusive;

(iv) words in the singular include the plural, and words in the plural include the singular;

(v) provisions apply to successive events and transactions;

(vi) "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

               (vii)   references to Sections or Articles means reference to such Section or Article in this Indenture, unless stated otherwise.

ARTICLE II

THE SECURITIES

Section 2.1 <u>Form and Dating.</u>

The Securities of each series and the Trustee's certificate or certificates of authentication, in respect thereof, shall be in such form (including, in the case of the Securities, global form) as shall be established by or pursuant to a Board Resolution of each of the Issuers or in one or more indentures supplemental hereto in each case with such appropriate provisions as are required or permitted by this Indenture. The Securities may have identifications, notations, legends or endorsements as required by law, stock exchange rule or usage. The Issuers shall approve the form of the Securities and any notation, legend or endorsement on them. If the form of any series of Securities is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by an Officer of the Issuers and delivered to the Trustee at or prior to the delivery of a written order of the Issuers in the form of an Officers' Certificate for the authentication and delivery of such series of Securities. Each Security shall be dated the date of its authentication.

The terms and provisions contained in the Securities of each series shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Issuers and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Section 2.2 <u>Execution and Authentication;</u> <u>Denominations.</u>

Two Officers shall sign, or one Officer shall sign and one Officer shall attest to, the Securities for the Issuers by manual or facsimile signature.

If an Officer whose signature is on a Security was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless and the Issuers shall nevertheless be bound by the terms of such Securities and this Indenture.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security, but such signature shall be conclusive evidence that the Security has been authenticated pursuant to the terms of this Indenture.

The Trustee shall authenticate a series of Securities upon a written order of the Issuers in the form of an Officers' Certificate with respect to such series. The Trustee's certificate of authentication shall be in substantially the following form:

> This is one of the Securities of the series
> designated herein and referred to in the
> within-mentioned Indenture.


_____
As Trustee

By:

_____
Authorized Signatory


The Officers' Certificate shall specify the amount of Securities to be authenticated and the date on which the Securities are to be authenticated. The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited. Upon the written order of the Issuers in the form of an Officers' Certificate, the Trustee shall authenticate Securities in substitution of Securities originally issued to reflect any name change of either of the Issuers.

In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and, subject to Section 7.1, shall be fully protected in relying upon:

(a) A copy of the Board Resolution or Board Resolutions in or pursuant to which the terms and form of the Securities were established, certified by the Issuers to have been duly adopted by the Board of Directors of each Issuer and to be in full force and effect as of the date of such certificate, and if the terms and form of such Securities are established by an Officers' Certificate pursuant to general authorization of the Board of Directors of each Issuer, such Officers' Certificate;

(b) an executed supplemental indenture, if any;

(c) an Officers' Certificate delivered in accordance with Section 13.5; and

(d) an Opinion of Counsel which shall state:

(1) that the form of such Securities has been established by a supplemental indenture or by or pursuant to a resolution of the Board of Directors of each Issuer in accordance with Section 2.1 and in conformity with the provisions of this Indenture;

(2) that the terms of such Securities have been established in accordance with Section 2.3 and in conformity with the other provisions of this Indenture;

(3) that such Securities, when authenticated and delivered by the Trustee and issued by the Issuers in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Issuers, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors' rights and to general equity principles; and

(4) that all laws and requirements in respect of the execution and delivery by the Issuers of such Securities have been complied with.

The Trustee shall have the right to decline to authenticate and deliver any Securities under this Section if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate Securities. Unless otherwise provided in the appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Issuers, any Affiliate of the Issuers or any of their respective Subsidiaries.

Unless provided otherwise in connection with the establishment of a series of Securities pursuant to Section 2.3, Securities of such series shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

Section 2.3 <u>Securities Issuable in Series; Registrar and Paying Agent.</u>

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution of each of the Issuers and set forth in an Officers' Certificate of each of the Issuers, or established in one or more indentures supplemental hereto, prior to the issuance of any series of Securities:

(1) the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2) any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Sections 2.6, 2.7, 2.10 and 9.5 and except for any Securities which, pursuant to Section 2.2 are deemed never to have been authenticated and delivered hereunder);

(3) the person to whom any interest on a Security of the series shall be payable, if other than the person in whose name that Security is registered at the close of business on the record date for such interest;

(4) the date or dates on which the principal of any Securities of the series is payable or the method of determination thereof;

(5) the rate or rates (which may be fixed or variable) at which any Securities of the series shall bear interest, if any, the date or dates from which any such interest shall accrue, the dates on which any such interest shall be payable and the record date for any such interest payable on any such payment date;

(6) any terms applicable to original issue discount, if any (as that term is defined in the Internal Revenue Code of

1986, as amended, and the regulations thereunder), including the rate or rates at which such original issue discount, if any, shall accrue;

(7) the place or places where the principal of and interest on any Securities of the series shall be payable;

(8) the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Issuers and, if other than by a Board Resolution of the Issuers, the manner in which any election by the Issuers to redeem the Securities shall be evidenced;

(9) the obligation, if any, of the Issuers to redeem or purchase any Securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(10) the terms and conditions, if any, upon which the Securities of the series may or must be converted into other securities of the Issuers or exchanged for the other securities of the Issuers or another enterprise;

(11) if other than denomination of $1,000 and any integral multiple thereof, the denominations in which any Securities of the series shall be issuable;

(12) if the amount of principal of or interest on any Securities of the series is to be determined with reference to an index, pursuant to a formula or by another method, the manner in which such amounts shall be determined and the calculation agent, if any, with respect thereto;

(13) if other than the entire principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.2;

(14) if the principal amount payable at the maturity of any Securities of the series will not be determinable as of any one or more dates prior to maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any maturity date other than the Stated Maturity or which shall be deemed to be outstanding as of any date prior to the Stated

Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

(15) if applicable, that the Securities of the series, in whole or any specified part, shall be defeasible pursuant to Article VIII, and, if other than by a Board Resolution of the Issuers, the manner in which any election by the Issuers to defease such Securities shall be evidenced;

(16) any addition to or change in the Events of Default which applies to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 6.2;

(17) if applicable, any provisions for securing all or any portion of the Indebtedness evidenced by the Securities of the series;

(18) if applicable, any provisions relating to the seniority or subordination of all or any portion of the Indebtedness evidenced by the Securities of the series to other Indebtedness of the Issuers including, as applicable, other Indebtedness evidenced by Securities;

(19) any addition to or change in the covenants set forth in Article IV which applies to Securities of the series;

(20) whether the Securities of the series are guaranteed and, if so, the identity of the Guarantors and the terms of such Guarantees (including whether and the extent to which the Guarantees are subordinated to the other indebtedness of the Guarantors);

(21) whether the Securities of the series shall be issued in whole or in part in temporary or permanent form of a Global Security or Securities and, if so, the initial Depository with respect to any such temporary or permanent Global Security or Securities, and if other than as provided in Section 2.6, whether and the circumstances under which beneficial owners of interests in any such temporary or permanent Global Security or Securities may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination; and

(22) any other material terms of the Securities of such series (which terms shall not be inconsistent with the provisions of this Indenture, but which may modify or delete any provision of this Indenture with respect to such series, provided that no such term may modify or delete any provision hereof if imposed by

the TIA, and provided further that any modification or deletion of the rights, duties or immunities of the Trustee hereunder shall have been consented to in writing by the Trustee).

If any of the foregoing terms are not available at the time such Board Resolutions are adopted, or such Officers' Certificates or any supplemental indenture is executed, such resolutions, Officers' Certificates or supplemental indenture may reference the document or documents to be created in which such terms will be set forth prior to the issuance of such Securities.

For each series of Securities, the Issuers shall maintain an office or agency in the Borough of Manhattan, the City of New York, where such series of Securities may be presented for registration of transfer or for exchange ("Registrar") and an office or agency in the Borough of Manhattan, the City of New York where Securities may be presented for payment ("Paying Agent") and an office or agency where notices and demands to or upon the Issuers in respect of each series of the Securities may be served. For each series of Securities, the Issuers may act as Registrar or Paying Agent for such series, except that, for the purposes of Articles III, VIII, X and Section 4.13 (to the extent applicable to such series of Securities) neither Issuer nor any Affiliate thereof shall act as Paying Agent for such series. The Registrar for each series of Securities shall keep a register of the Securities and of their transfer and exchange. The Issuers may have one or more co-Registrars and one or more additional Paying Agents for each series of Securities. The term "Paying Agent" includes any additional Paying Agent. The term "Registrar" includes any co-Registrar. The Issuers may change any Paying Agent or Registrar upon 30 days' written notice to the Trustee. The Issuers hereby initially appoint the Trustee as Registrar and Paying Agent for each series of Securities, and the Trustee hereby initially agrees so to act.

The Issuers shall enter into an appropriate written agency agreement with any Agent not a party to this Indenture, which agreement shall implement the provisions of this Indenture that relate to such Agent. The Issuers shall promptly notify the Trustee in writing of the name and address of any such Agent. If the Issuers fail to maintain a Registrar or Paying Agent for each series of Securities, the Trustee shall act as such.

The Issuers initially appoint The Depository Trust Company ("DTC") to act as Depository with respect to the Global Securities of each series.

The Issuers initially appoint the Trustee to act as Securities Custodian with respect to the Global Securities of each series.

Section 2.4 Paying Agent to Hold Assets in Trust.

With respect to a series of Securities, the Issuers shall require each Paying Agent other than the Trustee to agree in writing that each Paying Agent shall hold in trust for the benefit of Holders or the Trustee all assets held by the Paying Agent for the payment of principal of or interest on such series of Securities (whether such assets have been distributed to it by the Issuers or any other obligor on such series of Securities), and shall notify the Trustee in writing of any Default by the Issuers (or any other obligor on such series of Securities) in making any such payment. If either Issuer or any Subsidiary thereof acts as Paying Agent for any series of Securities, it shall segregate such assets and hold them as a separate trust fund for the benefit of the Holders or the Trustee for such series of Securities. The Issuers at any time may require a Paying Agent to distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any payment Default, upon written request to a Paying Agent, require such Paying Agent to distribute all assets held by it to the Trustee and to account for any assets distributed. Upon distribution to the Trustee of all assets that shall have been delivered by the Issuers to a Paying Agent, such Paying Agent (if other than either of the Issuers) shall have no further liability for such assets.

Section 2.5 Securityholder Lists.

The Trustee shall, for each series of Securities, preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of the Holders of such series. For each series of Securities, if the Trustee is not the Registrar, the Issuers shall furnish to the Trustee on or before the third Business Day preceding each Interest Payment Date and at such other times as the Trustee may request in writing, but in any event at least semi-annually, a list in such form and as of such date as the Trustee reasonably may require of the names and addresses of Holders of such series. The Trustee, the Registrar and the Issuers shall, for each series of Securities, provide a current securityholder list to any Gaming Authority upon demand.

Section 2.6 Transfer and Exchange.

(a) When Definitive Securities of any series are presented to the Registrar or a co-Registrar of such series with a request

(x) to register the transfer of such Definitive Securities or

(y) to exchange such Definitive Securities for an equal principal amount of Definitive Securities of other authorized denominations,

such Registrar or co-Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Securities surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to such Registrar or co-Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

(b) Restrictions on Transfer of a Definitive Security for a Beneficial Interest in a Global Security. A Definitive Security of any series may not be exchanged for a beneficial interest in a Global Security of such series except upon satisfaction of the requirements set forth below. Upon receipt by the Registrar for any series of a Definitive Security of such series, duly endorsed or accompanied by appropriate instruments of transfer, in form satisfactory to such Registrar, together with written instructions directing such Registrar to make, or to direct the Securities Custodian for such series to make, an endorsement on the Global Security of such series to reflect an increase in the aggregate principal amount of the Securities represented by such Global Security of such series, then such Registrar shall cancel such Definitive Security and cause, or direct such Securities Custodian to cause, in accordance with the standing instructions and procedures existing between the Depository for such series and such Securities Custodian, the aggregate principal amount of Securities of such series represented by the Global Security of such series to be increased accordingly. If no Global Securities of such series are then outstanding, the Issuers shall issue and the Trustee shall authenticate a new Global Security of such series in the appropriate principal amount.

(c) Transfer and Exchange of Global Securities. The transfer and exchange of Global Securities of any series or beneficial interests therein shall be effected through the Depository for such series, in accordance with this Indenture and the procedures of such Depository.

(d) Transfer of a Beneficial Interest in a Global
Security for a Definitive Security.

(i) Any person having a beneficial
interest in a Global Security of any series may upon
request exchange such beneficial interest for a
Definitive Security of such series. Upon receipt by
the Trustee of written instructions or such other form
of instructions as is customary for the Depository for
such series from such Depository or its nominee on
behalf of any person having a beneficial interest in a
Global Security and upon receipt by the Trustee of a
written order or such other form of instructions as is
customary for such Depository from a participant or
indirect participant in such Depository to issue a
Definitive Security (all of which may be submitted by
facsimile), then the Registrar or the Securities
Custodian for such series, at the direction of the
Trustee, will cause, in accordance with the standing
instructions and procedures existing between such
Depository and such Securities Custodian, the aggregate
principal amount of the Global Security of such series
to be reduced and, following such reduction, the
Issuers will execute and the Trustee will authenticate
and deliver to the transferee a Definitive Security of
such series in the appropriate principal amount.

(ii) Definitive Securities of any
series issued in exchange for a beneficial interest in
a Global Security for such series pursuant to this
Section 2.6(d) shall be registered in such names and in
such authorized denominations as the Depository for
such series, pursuant to instructions from its direct
or indirect participants or otherwise, shall instruct
the Trustee. The Registrar for such series shall
deliver such Definitive Securities to the persons in
whose names such Securities are so registered.

(e) Restrictions on Transfer and Exchange of
Global Securities. Notwithstanding any other provisions of this
Indenture (other than the provisions set forth in subsection (f)
of this Section 2.6), a Global Security of any series may not be
transferred as a whole except by the Depository for such series
to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or
by such Depository or any such nominee to a successor Depository
or a nominee of such successor Depository.

(f) Authentication of Definitive Securities in
Absence of Depository. If at any time:

(i) the Depository for the Securities of any series notifies the Issuers that such Depository is unwilling or unable to continue as Depository for the Global Securities of such series and a successor Depository for the Global Securities of such series is not appointed by the Issuers within 90 days after delivery of such notice; or

(ii) the Issuers, in their sole discretion, notify the Trustee in writing that they elect to cause the issuance of Definitive Securities of any series under this Indenture,

then the Issuers will execute, and the Trustee, upon receipt of an Officers' Certificate requesting the authentication and delivery of Definitive Securities of such series, will authenticate and make available for delivery Definitive Securities of such series, in an aggregate principal amount equal to the principal amount of the Global Securities of such series, in exchange for such Global Securities.

(g) <u>Cancelation and/or Adjustment of Global Security.</u> At such time as all beneficial interests in a Global Security of any series have either been exchanged for Definitive Securities, redeemed, repurchased or canceled, such Global Security shall be returned to or retained and canceled by the Trustee. At any time prior to such cancelation, if any beneficial interest in a Global Security of any series is exchanged for Definitive Securities of such series, redeemed, repurchased or canceled, the principal amount of Securities of such series represented by such Global Security shall be reduced and an endorsement shall be made on such Global Security, by the Trustee or the Securities Custodian for such series, at the direction of the Trustee, to reflect such reduction.

(h) <u>Obligations with respect to Transfers and Exchanges of Definitive Securities.</u>

(i) To permit registrations of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate Definitive Securities and Global Securities of any series at the request of the Registrar or co-Registrar for such series.

(ii) No service charge shall be made for any registration of transfer or exchange, but the Issuers may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments, or similar governmental charge payable upon exchanges or transfers pursuant to Section 2.2, 2.10, 3.6, 4.13, 9.5 or 10.1).

(iii) Except for a redemption of Securities pursuant to Section 3.2 or upon an order of any Gaming Authority, the Registrar or co-Registrar for a series of Securities shall not be required to register the transfer of or exchange of (a) any Definitive Security of such series selected for redemption in whole or in part pursuant to Article III, except the unredeemed portion of any Definitive Security of such series being redeemed in part, or (b) any Security of such series for a period beginning 15 days before the mailing of a notice of an offer to repurchase pursuant to Article X or Section 4.13 hereof (to the extent applicable to such series) or a notice of redemption of Securities pursuant to Article III hereof and ending at the close of business on the day of such mailing.

(iv) All Definitive Securities and Global Securities of any series issued upon any registration of transfer or exchange of Definitive Securities or Global Securities of such series shall be the valid obligations of the Issuers, evidencing the same debt, and entitled to the same benefits under the Indenture, as the Definitive Securities or Global Securities of such series surrendered upon such registration of transfer or exchange.

(v) Except for a redemption of Securities pursuant to Section 3.2 or upon an order of any Gaming Authority, the Issuers shall not be required

(1) to issue, register the transfer or exchange of or exchange any Security of any series for a period beginning 15 days before the mailing of a notice of an offer to repurchase pursuant to Article X or Section 4.13 hereof (to the extent applicable to such series) or a notice of redemption of Securities pursuant to Article III hereof and ending at the close of business on the day of such mailing, or

(2) to register the transfer or exchange of any Definitive Security of such series selected for redemption in whole or in part pursuant to Article III, except the unredeemed portion of any Definitive Security of such series being redeemed in part.

(vi)   Prior to due presentment for registration of transfer of any Security of a series, the Trustee, any Agent and the Issuers may deem and treat the person in whose name such Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and neither the Trustee, any Agent nor the Issuers shall be affected by notice to the contrary.

Section 2.7   Replacement Securities.

If a mutilated Security of any series is surrendered to the Trustee or if the Holder of a Security of any series claims and submits an affidavit or other evidence, satisfactory to the Trustee, to the Trustee to the effect that such Security has been lost, destroyed or wrongfully taken, the Issuers shall issue and the Trustee shall authenticate a replacement Security of such series if the Trustee's requirements are met. If required by the Trustee or the Issuers, such Holder must provide an indemnity bond or other indemnity, sufficient in the judgment of both the Issuers and the Trustee, to protect the Issuers, the Trustee or any Agent from any loss which any of them may suffer if a Security of any series is replaced. The Issuers may charge such Holder for their reasonable, out-of-pocket expenses in replacing a Security of any series.

Every replacement Security is an additional obligation of the Issuers.

Section 2.8   Outstanding Securities.

Securities of any series outstanding at any time are all the Securities of such series that have been authenticated by the Trustee except those canceled by it, those delivered to it for cancelation, those reductions in the interest in a Global Security for such series effected by the Trustee hereunder and those described in this Section 2.8 as not outstanding. A Security does not cease to be outstanding because the Issuers or an Affiliate of the Issuers holds the Security, except as provided in Section 2.9.

If a Security of any series is replaced pursuant to Section 2.7 (other than a mutilated Security surrendered for replacement), it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser. A mutilated Security ceases to be outstanding upon surrender of such Security and replacement thereof pursuant to Section 2.7.

If, with respect to a series of Securities, on a Redemption Date or the Maturity Date the Paying Agent (other than the Issuers or an Affiliate of the Issuers) holds Cash sufficient to pay all of the principal and interest due on the Securities of such series payable on that date and payment of such Securities called for redemption is not otherwise prohibited, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue.

For each series of Original Issue Discount Securities, the principal amount of such Securities that shall be deemed to be outstanding and used to determine whether the necessary Holders have given any request, demand, authorization, direction, notice, consent or waiver shall be the principal amount of such Securities that could be declared to be due and payable upon acceleration upon an Event of Default as of the date of such determination. When requested by the Trustee, the Issuers will advise the Trustee in writing of such amount, showing its computations in reasonable detail.

Section 2.9 <u>Treasury Securities.</u>

In determining whether the Holders of the required principal amount of Securities of any series have concurred in any direction, amendment, supplement, waiver or consent, Securities of such series owned by the Issuers, any Guarantor and Affiliates of the Issuers or of any Guarantor shall be disregarded, except that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction, amendment, supplement, waiver or consent, only Securities of such series that a Trust Officer of the Trustee actually knows are so owned shall be disregarded.

Section 2.10 <u>Temporary Securities.</u>

Until definitive Securities of any series are ready for delivery, the Issuers may prepare, the Guarantors, if any, shall endorse and the Trustee shall authenticate temporary Securities of such series. Temporary Securities of any series shall be substantially in the form of definitive Securities of such series but may have variations that the Issuers reasonably and in good faith consider appropriate for temporary Securities of such series. Without unreasonable delay, the Issuers shall prepare, the Guarantors, if any, shall endorse and the Trustee shall authenticate definitive Securities of any series in exchange for temporary Securities of such series. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as permanent Securities authenticated and delivered hereunder.

Section 2.11   Cancelation.

        The Issuers at any time may deliver Securities of any
series to the Trustee for cancelation. With respect to a series
of Securities, the Registrar and the Paying Agent for such series
of Securities shall forward to the Trustee Securities of such
series surrendered to them for transfer, exchange or payment.
With respect to a series of Securities, the Trustee, or at the
direction of the Trustee, the Registrar or the Paying Agent
(other than the Issuers or an Affiliate of the Issuers) for such
series, and no one else, shall cancel and, at the written
direction of the Issuers, shall dispose of all Securities of such
series surrendered for transfer, exchange, payment or cancelation
in accordance with its customary procedures. Subject to Section
2.7, the Issuers may not issue new Securities of any series to
replace Securities of such series they have paid or delivered to
the Trustee for cancelation. No Securities of any series shall
be authenticated in lieu of or in exchange for any Securities of
such series canceled as provided in this Section 2.11, except as
expressly permitted in the form of such series of Securities and
as permitted by this Indenture.

Section 2.12   Defaulted Interest.

        If the Issuers default on a payment of interest on the
Securities of any series, the Issuers shall pay the defaulted
interest, plus (to the extent lawful) interest on the defaulted
interest, to the persons who are Holders of such series on a
Record Date (or at the Issuers' option a subsequent special
record date), which date shall be the fifteenth day next
preceding the date fixed by the Issuers for the payment of
defaulted interest, whether or not such day is a Business Day,
unless the Trustee fixes another record date. At least 15 days
before the subsequent special record date, the Issuers shall mail
to each Holder with a copy to the Trustee a notice that states
the subsequent special record date, the payment date and the
amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid.

Section 2.13   CUSIP Numbers.

        The Issuers in issuing Securities of any series may use
"CUSIP" numbers (if then generally in use), and, if so, the
Trustee shall use "CUSIP" numbers in notices of redemption as a
convenience to Holders of such series; provided that any such
notice may state that no representation is made as to the
correctness of such numbers either as printed on the Securities
of such series or as contained in any notice of a redemption and
that reliance may be placed only on the other identification
numbers printed on the Securities of such series, and any such

redemption shall not be affected by any defect in or omission of such numbers. The Issuers will promptly notify the Trustee of any change in the CUSIP numbers.

ARTICLE III

REDEMPTION

The provisions of this Article III shall be applicable to the Securities of any series unless this Article III is designated, pursuant to Section 2.3, as being inapplicable to the Securities of such series. In addition, it shall be established prior to the issuance of any series of Securities, pursuant to Section 2.3, whether any provision concerning redemption of the Securities, other than or in addition to those specified below, shall be applicable to such series. Provisions of this Article III designated, pursuant to Section 2.3, as being inapplicable to a particular series of Securities shall have no force and effect as to the Securities of such series. In each provision of this Article III, unless the context otherwise requires, all references to Securities and any other defined terms refer only to a single series of Securities for which such provision has not been designated, pursuant to Section 2.3, as being inapplicable. Notwithstanding the foregoing, each series of Securities shall be subject to the provisions in Section 3.2 relating to Required Regulatory Redemptions.

Section 3.1 <u>Right of Redemption.</u>

At their election, the Issuers may redeem the Securities in whole or in part, at any time or from time to time on or after the date specified pursuant to Section 2.3, at the Redemption Prices specified pursuant to Section 2.3, plus accrued but unpaid interest to the Redemption Date. Except as provided in this paragraph, the next two following paragraphs, Section 3.2 and the terms of the Securities, the Securities may not otherwise be redeemed at the option of the Issuers.

On or prior to the date specified pursuant to Section 2.3, upon a Public Equity Offering of Ordinary Shares for Cash of Sun International, up to 35% of the aggregate principal amount of the Securities may be redeemed at the option of the Issuers with Cash from the Net Cash Proceeds of such Public Equity Offering, at the amount specified pursuant to Section 2.3 (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date), plus accrued but unpaid interest to the date of redemption; *provided, however,* that immediately following each such redemption not less than 65% of the aggregate principal amount of the Securities are outstanding, *provided, further* that such redemption shall occur within 120 days of such Public Equity Offering.

Securities may be redeemed at the option of the Issuers, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided herein, at any time at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, if any, thereon, to the date fixed for redemption if, as a result of any change in or amendment to the laws, treaties, rulings or regulations of The Bahamas, or of any political subdivision or taxing authority thereof or therein, or any change in the official position of the applicable taxing authority regarding the application or interpretation of such laws, treaties, rulings or regulations (including a holding judgment or order of a court of competent jurisdiction) or any execution thereof or amendment thereto, which is enacted into law or otherwise becomes effective after the Issue Date, either Issuer is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts on the Securities as a result of the imposition of a Bahamian withholding tax and the payment of such Additional Amounts cannot be avoided by the use of any reasonable measures available to the Issuers which do not cause the Issuers to incur any material costs. The Issuers shall also pay to holders on the redemption date any Additional Amounts then due and which will become due as a result of the redemption or would otherwise be payable.

Prior to the publication of any notice of redemption in accordance with the foregoing, the Issuers shall deliver to the Trustee an Officers' Certificate stating that (i) the payment of Additional Amounts cannot be avoided by the use of any reasonable measures available to the Issuers which do not cause the Issuers to incur any material costs and (ii) the Issuers are entitled to effect such redemption based on the written, substantially unqualified Opinion of Counsel, which counsel shall be reasonably acceptable to the Trustee, that the Issuers have or will become obligated to pay Additional Amounts as a result of such change or amendment. The notice, once delivered by the Issuers to the Trustee, will be irrevocable.

Section 3.2 <u>Redemption Pursuant to Gaming Laws.</u>

If a Holder or a beneficial owner of Securities is required by any Gaming Authority to be found suitable to hold the Securities, the Holder shall apply for a finding of suitability within 30 days after a Gaming Authority request or sooner if so required by such Gaming Authority. The applicant for a finding of suitability must pay all costs of the investigation for such

finding of suitability. If a Holder or beneficial owner is
required to be found suitable to hold the Securities and is not
found suitable by a Gaming Authority, the Holder shall, to the
extent required by applicable law, dispose of his Securities
within 30 days or within that time prescribed by a Gaming Authority, whichever is earlier. If the Holder fails to dispose of
his Securities within such time period, the Issuers may, at their
option, redeem such Holder's Securities (a "Required Regulatory
Redemption") at, depending on applicable law, (i) the principal
amount thereof, together with accrued and unpaid interest to the
date of the finding of unsuitability by a Gaming Authority, (ii)
the amount that such Holder paid for the Securities, (iii) the
fair market value of the Securities, (iv) the lowest of clauses
(i), (ii) and (iii), or (v) such other amount as may be determined by the appropriate Gaming Authority.

Section 3.3   Notices to Trustee.

If the Issuers elect to redeem Securities pursuant to
this Article III, they shall notify the Trustee in writing of the
date on which the Securities are to be redeemed ("Redemption
Date") and the principal amount of Securities to be redeemed and
whether they want the Trustee to give notice of redemption to the
Holders in the name of and at the expense of the Issuers.

If the Issuers elect to reduce the principal amount of
Securities to be redeemed pursuant to the terms of the Securities
by crediting against any such redemption Securities it has not
previously delivered to the Trustee for cancelation, it shall so
notify the Trustee of the amount of the reduction and deliver
such Securities with such notice.

The Issuers shall give each notice to the Trustee
provided for in this Section 3.3 at least 45 days (unless a
shorter period is acceptable to the Trustee) before the Redemption Date (unless a different notice period shall be required by
a Gaming Authority with respect to a Required Regulatory Redemption).

Section 3.4   Selection of Securities to Be Redeemed.

If less than all of the Securities are to be redeemed
(except in the case of a Required Regulatory Redemption), the
Trustee shall select from among such Securities to be redeemed
pro rata or by lot or by such other method as the Trustee shall
determine to be fair and appropriate and in such manner as
complies with any applicable legal and stock exchange requirements.

The Trustee shall make the selection from the Securities outstanding and not previously called for redemption and shall promptly notify the Issuers in writing of the Securities selected for redemption and, in the case of any such Security selected for partial redemption, the principal amount thereof to be redeemed. Securities in denominations of $1,000 may be redeemed only in whole. The Trustee may select for redemption portions (equal to $1,000 or any integral multiple thereof) of the principal of Securities that have denominations larger than $1,000. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

Section 3.5 <u>Notice of Redemption.</u>

At least 30 days but not more than 60 days before a Redemption Date, the Issuers shall mail a notice of redemption by first class mail, postage prepaid, to each Holder whose Securities are to be redeemed (unless a different notice period shall be required by any Gaming Authority). At the Issuers' request, the Trustee shall give the notice of redemption in the Issuers' name and at the Issuers' expense. Each notice for redemption shall identify the Securities to be redeemed (including the series) and shall state:

> (1) the Redemption Date;

> (2) the Redemption Price, including the amount of accrued but unpaid interest to be paid upon such redemption;

> (3) the name, address and telephone number of the Paying Agent for the Securities being redeemed;

> (4) that Securities called for redemption must be surrendered to the Paying Agent for such Securities at the address specified in such notice to collect the Redemption Price;

> (5) that, unless (a) the Issuers default in their obligation to deposit Cash with the Paying Agent in accordance with Section 3.7 hereof, interest on Securities called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders of such Securities is to receive payment of the Redemption Price, including accrued but unpaid interest, upon surrender to the Paying Agent of the Securities called for redemption and to be redeemed;

(6) if any Security is being redeemed in part, the portion of the principal amount, equal to $1,000 or any integral multiple thereof, of such Security to be redeemed and that, after the Redemption Date, and upon surrender of such Security, a new Security or Securities in aggregate principal amount equal to the unredeemed portion thereof will be issued;

(7) if less than all Securities are to be redeemed, the identification of the particular Securities (or portion thereof) to be redeemed, as well as the aggregate principal amount of such Securities to be redeemed and the aggregate principal amount of Securities to be outstanding after such partial redemption;

(8) the CUSIP number of the Securities to be redeemed; and

(9) that the notice is being sent pursuant to this Section 3.5 and pursuant to the optional redemption provisions of the terms of the Securities.

Section 3.6 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.5, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price set forth in the terms of such Securities, including accrued but unpaid interest. Upon surrender to the Trustee or Paying Agent, such Securities called for redemption shall be paid at the Redemption Price, including interest, if any, accrued to and unpaid on the Redemption Date; provided that if the Redemption Date is after a regular Record Date and on or prior to the Interest Payment Date, the accrued interest shall be payable to the Holder of the redeemed Securities registered on the relevant Record Date; and provided further that if a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day.

Section 3.7 Deposit of Redemption Price.

On or before the Redemption Date, the Issuers shall deposit with the Paying Agent (other than the Issuers or an Affiliate of either of the Issuers) Cash sufficient to pay the Redemption Price of, including accrued but unpaid interest on,

all Securities to be redeemed on such Redemption Date (other than Securities or portions thereof called for redemption on that date that have been delivered by the Issuers to the Trustee for cancelation). The Paying Agent shall promptly return to the Issuers any Cash so deposited that is not required for that purpose upon the written request of the Issuers.

If the Issuers comply with the preceding paragraph and the other provisions of this Article III and payment of the Securities called for redemption is not otherwise prohibited, interest on the Securities to be redeemed will cease to accrue on the applicable Redemption Date, whether or not such Securities are presented for payment. Notwithstanding anything herein to the contrary, if any Security surrendered for redemption in the manner provided in the Securities shall not be so paid upon surrender for redemption because of the failure of the Issuers to comply with the preceding paragraph and the other provisions of this Article III, interest shall continue to accrue and be paid from the Redemption Date until such payment is made on the unpaid principal, and, to the extent lawful, on any interest not paid on such unpaid principal, in each case at the rate and in the manner provided in Section 4.1 hereof and the Securities.

Section 3.8 <u>Securities Redeemed in Part.</u>

Upon surrender of a Security that is to be redeemed in part, the Issuers shall execute and the Trustee shall authenti-cate and deliver to the Holder, without service charge, a new Security or Securities equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE IV

COVENANTS

Any or all of the provisions of this Article IV shall be applicable to the Securities of any series for which such provision or provisions are designated as applicable pursuant to the terms of Section 2.3. In addition, it shall be established prior to the issuance of any series of Securities, pursuant to Section 2.3, whether any covenant or covenants other than or in addition to those specified below shall be applicable to such series. Provisions of this Article IV not designated, pursuant to Section 2.3, as applying to a particular series of Securities shall have no force and effect as to the Securities of such series. In each provision of this Article IV, unless the context otherwise requires, all references to Securities and any other defined terms refer only to a single series of Securities for which such provision has been designated, pursuant to Section 2.3, as being applicable.

Section 4.1 Payment of Securities.

The Issuers shall pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities and this Indenture. An installment of principal of or interest on Securities shall be considered paid on the date it is due if the Trustee or Paying Agent (other than the Issuers or an Affiliate of either of the Issuers) holds for the benefit of the Holders, on or before 10:00 a.m., New York City time, on that date, Cash deposited and designated for and sufficient to pay the installment.

The Issuers shall pay interest on overdue principal and on overdue installments of interest at the rate specified in the Securities, to the extent lawful.

Section 4.2 Maintenance of Office or Agency.

The Issuers and the Guarantors, if any, shall maintain in the Borough of Manhattan, The City of New York, an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuers and the Guarantors, if any, in respect of the Securities and this Indenture may be served. The Issuers and the Guarantors, if any, shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuers and the Guarantors, if any, shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 13.2.

The Issuers and the Guarantors, if any, may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuers and the Guarantors, if any, of their obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, for such purposes. The Issuers and the Guarantors, if any, shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The Issuers and the Guarantors, if any, hereby initially designate the principal corporate trust office of the Trustee as such office.

Section 4.3 <u>Limitation on Restricted Payments.</u>

The Issuers and the Guarantors, if any, shall not, and shall not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a *pro forma* basis, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) Sun International is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10 (to the extent applicable) or (iii) the aggregate amount of all Restricted Payments made by Sun International and its Subsidiaries, includ- ing after giving effect to such proposed Restricted Payment, from and after the Issue Date, would exceed the sum of (a) 50% of the aggregate Consolidated Net Income of Sun International for the period (taken as one accounting period) commencing January 1, 1996 to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit) (not giving pro forma effect to the acquisition of Griffin Gaming & Entertainment, Inc. for periods prior to its consummation), plus (b) the aggregate Net Cash Proceeds received by Sun International from the sale of its Qualified Capital Stock (other than (i) to a Subsidiary of Sun International and (ii) to the extent applied in connection with a Qualified Exchange) after the Issue Date, plus (c) $50 million.

The immediately preceding paragraph, however, will not prohibit (x) a Qualified Exchange, (y) the payment of any divi- dend on Capital Stock within 60 days after the date of its decla- ration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions and (z) the redemption or repurchase of any Capital Stock or Indebtedness of the Issuers or their Subsidiaries (other than Capital Stock or Indebtedness held by Sun International Investments Limited, its shareholders or Permitted Holders), if the holder or beneficial owner of such Capital Stock or Indebtedness is required to be found suitable by any Gaming Authority to own or vote any security and is found unsuitable by any such Gaming Authority to so own or vote such security. The full amount of any Restricted Payment made pursuant to the foregoing clauses (y) and (z) (but not pursuant to clause (x)) of the immediately preceding sen- tence, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (iii) of the immediately preceding paragraph.

Section 4.4 Corporate Existence.

Subject to Article V, the Issuers and the Guarantors, if any, shall do or cause to be done all things necessary to preserve and keep in full force and effect their corporate existence and the corporate or other existence of each of their Subsidiaries in accordance with the respective organizational documents of each of them and the rights (charter and statutory) and corporate franchises of the Issuers and the Guarantors, if any, and each of their Subsidiaries; provided, however, that neither the Issuers nor any of the Guarantors, if any, shall be required to preserve, with respect to itself, any right or franchise, and with respect to any of their Subsidiaries, any such existence, right or franchise, if (a) the Board of Directors of Sun International shall determine reasonably and in good faith that the preservation thereof is no longer desirable in the conduct of the business of the Issuers and (b) the loss thereof is not disadvantageous in any material respect to the Holders.

Section 4.5 Payment of Taxes and Other Claims.

The Issuers and the Guarantors, if any, shall, and shall cause each of their Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges (including withholding taxes and any penalties, interest and additions to taxes) levied or imposed upon the Issuers, any Guarantor or any of their Subsidiaries or properties and assets of the Issuers, any Guarantor or any of their Subsidiaries and (ii) all lawful claims, whether for labor, materials, supplies, services or anything else, which have become due and payable and which by law have or may become a Lien upon the property and assets of the Issuers, any Guarantor or any of their Subsidiaries; provided, however, that neither the Issuers nor any Guarantor shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which disputed amounts adequate reserves have been established in accordance with GAAP.

Section 4.6 Compliance Certificate; Notice of Default.

(a) The Issuers shall deliver to the Trustee within 120 days after the end of their fiscal year an Officers' Certificate, one of the signers of which shall be the principal executive, financial or accounting officer of the Issuers, comply-ing (whether or not required) with Section 314(a)(4) of the TIA and stating that a review of their activities and the activities of their Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations (without regard to notice requirements or grace periods) under this Indenture and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure by the Issuers, any Guarantor or any Subsidiary of the Issuers or any Guarantor to comply with any conditions or covenants in this Indenture and, if such signer does know of such a failure to comply, the certificate shall describe such failure with particularity. The Officers' Certificate shall also notify the Trustee should the relevant fiscal year-end on any date other than the current fiscal year end date.

(b) So long as not contrary to the then current recommendation of the American Institute of Certified Public Accountants, the Issuers shall deliver to the Trustee within 120 days after the end of each of their fiscal years a written report of a firm of independent certified public accountants with an established national reputation stating that in conducting their audit for such fiscal year, nothing has come to their attention that caused them to believe that the Issuers or any Subsidiary of the Issuers were not in compliance with the provisions set forth in Section 4.3, 4.10 or 4.13 (in each case, to the extent applicable) or Article X of this Indenture.

(c) The Issuers shall, so long as any of the Securities are outstanding, deliver to the Trustee, immediately upon becoming aware of any Default or Event of Default under this Indenture, an Officers' Certificate specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto. The Trustee shall not be deemed to have knowledge of a Default or an Event of Default unless one of its Trust Officers receives notice of the Default giving rise thereto from the Issuers or any of the Holders.

Section 4.7 <u>Reports.</u>

Whether or not Sun International or SINA is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, each of Sun International and SINA shall deliver to the Trustee and to each Holder within 15 days after it is or would have been (if it were subject to such reporting obligations) required to furnish such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if such entity were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the

Issuers' certified independent public accountants as such would be required in such reports to the Commission, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required and, to the extent permitted by the Exchange Act or the Commission, file with the Commission the annual, quarterly and other reports which it is or would have (if it were subject to such reporting obligations) been required to file with the Commission. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers' compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

Section 4.8 <u>Waiver of Stay, Extension or Usury Laws.</u>

Each of the Issuers and each Guarantor, if any, covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law wherever enacted which would prohibit or forgive the Issuers or any Guarantor from paying all or any portion of the principal of or interest on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture; and (to the extent that they may lawfully do so) each of the Issuers and each Guarantor, if any, hereby expressly waives all benefit or advantage of any such law insofar as such law applies to the Securities, and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.9 <u>Limitation on Transactions with Affili-</u>
<u>ates.</u>

None of the Issuers or any of their Subsidiaries will be permitted on or after the Issue Date to enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an "Affiliate Transaction"), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions) (i) unless it is determined that the terms of such Affiliate Transaction are fair and reasonable to Sun International or such Subsidiary, as applicable, and no less favorable to Sun International or such Subsidiary, as applicable, than could have been obtained in an arm's length transaction with a non-Affiliate and (ii) if involving consideration to either party in excess of $2 million, unless such Affiliate Transaction(s) has been approved by a majority of the members of the Board of Directors that are disinterested in such transaction and (iii) if involving consideration to either party in excess of $15 million, unless in addition to the foregoing Sun International, prior to the consummation thereof, obtains a written favorable opinion as to the fairness of such transaction to Sun International from a financial point of view from an independent investment banking firm of national reputation.

Section 4.10 <u>Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.</u>

Except as set forth below in this covenant, the Issuers and the Guarantors, if any, will not, and will not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness or any Disquali- fied Capital Stock (including Acquired Indebtedness), except Permitted Indebtedness. Notwithstanding the foregoing, if (i) no Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a *pro forma* basis to, such incurrence of Indebtedness or Disqualified Capital Stock and (ii) on the date of such incurrence (the "Incurrence Date"), the Consolidated Coverage Ratio of Sun International for the Reference Period immediately preceding the Incurrence Date, after giving effect on a *pro forma* basis to such incurrence of such Indebtedness or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.0 to 1 (the "Debt Incurrence Ratio"), then the Issuers and the Guarantors, if any, may incur such Indebtedness or Disqualified Capital Stock.

Acquired Indebtedness shall be deemed to have been incurred at the time the person who incurred such Indebtedness becomes a Subsidiary of either of the Issuers (including upon designation of any Unrestricted Subsidiary or other person as a Subsidiary) or is merged with or into or consolidated with either of the Issuers or a Subsidiary of either of the Issuers, as applicable.

Section 4.11 <u>Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries.</u>

The Issuers and the Guarantors, if any, will not, and will not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any Subsidiary of Sun International, SINA or such Guarantor, if any, to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, Sun International, SINA, the Guarantors, if any, or any Subsidiary of any of them, or to guaranty the Securities, except (a) restrictions imposed by the Securities or herein, (b) restrictions imposed by applicable law, (c) existing restrictions under the Credit Agreement, (d) restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement relating to any property, asset, or business acquired by Sun International or any of its Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any person, other than the person acquired, or to any property, asset or business, other than the property, assets and business so acquired, (e) any such restriction or requirement imposed by Indebtedness incurred under paragraph (a) of the definition of "Permitted Indebtedness," provided such restriction or requirement is no more restrictive than that imposed by the Credit Agreement as of the Issue Date, (f) restrictions with respect solely to a Subsidiary of Sun International imposed pursuant to a binding agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary, provided such restrictions apply solely to the Equity Interests or assets of such Subsidiary that are being sold, (g) restrictions on transfer contained in FF&E Indebtedness incurred pursuant to paragraph (c) of the definition of "Permitted Indebtedness," provided such restrictions relate only to the transfer of the property acquired with the proceeds of such FF&E Indebtedness, and (h) in connection with and pursuant to Permitted Refinancings, replacements of restrictions imposed pursuant to clauses (a), (c) or (d) of this paragraph that are not more restrictive than those being replaced and do not apply to any other person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced. Notwithstanding the foregoing, neither (a) customary provisions restricting subletting or assignment of any lease, license or contract entered into in the ordinary course of business, consistent with industry practice, nor (b) Liens permitted under the terms of the Indenture shall in and of themselves be considered a restriction on the ability of the applicable Subsidiary to transfer such agreement or assets, as the case may be.

Section 4.12 <u>Limitation on Liens Securing Indebted-</u><u>ness.</u>

The Issuers and the Guarantors, if any, will not, and will not permit any of their Subsidiaries to, individually or collectively, create, incur, assume or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the date of the Indenture or upon any income or profits therefrom securing any Indebtedness of the Issuers, the Guarantors, if any, or any of their Subsidiaries other than Senior Debt, unless the Issuers and Guarantors, if any, each provide, and cause their Subsidiaries to provide, concurrently therewith, that the Securities are equally and ratably so secured, *provided* that, if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Securities with the same relative priority as such Subordinated Indebtedness shall have with respect to the Securities.

Section 4.13 <u>Limitation on Sale of Assets and Subsid-</u><u>iary Stock.</u>

The Issuers and the Guarantors, if any, will not, and will not permit any of their Subsidiaries to, individually or collectively, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, business or assets, including by merger or consolidation (in the case of a Guarantor, if any, or a Subsidiary of Sun International or SINA), and including any sale or other transfer or issuance of any Equity Interests of any Subsidiary of Sun International or SINA, whether by Sun International, SINA or a Subsidiary of either or through the issuance, sale or transfer of Equity Interests by a Subsidiary of Sun International or SINA, and including any sale and leaseback transaction (an "Asset Sale"), unless (i)(a) within 360 days after the date of such Asset Sale, the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied to the optional redemption of the Securities and all other outstanding series of Securities in accordance with the terms of the Indenture or to the repurchase of the Securities and all other outstanding series of Securities pursuant to an irrevocable, unconditional Cash offer (the "Asset Sale Offer") to repurchase Securities and all other outstanding series of Securities at a purchase price of 100% of principal amount (the "Asset Sale Offer Price") together with accrued and unpaid interest to the date of payment, made within 330 days of such Asset Sale or (b) within 330 days following such Asset Sale, the Asset Sale Offer Amount is (1) invested in assets and property (other than notes, bonds, obligation and securities) which in the good faith judgment of the Board of Directors of Sun International will immediately constitute or be a part of a Related Business of Sun International, SINA or such Subsidiary (if it continues to be a Subsidiary) immediately following such investment or (2) used to permanently reduce Senior Debt (provided that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount) or to purchase or redeem the Issuers' 9% Senior Subordinated Notes due 2007 issued under an indenture dated as of March 10, 1997, (ii) no more than the greater of (A) $20 million or (B) 15% of the total consideration for such Asset Sale or series of related Asset Sales consists of consideration other than Cash or Cash Equivalents, *provided however*, that more than 15% of the total consideration may consist of consideration other than Cash or Cash Equivalents if (A) the portion of such consideration that does not consist of Cash or Cash Equivalents consists of assets of a type ordinarily used in the operation of a Related Business (including Capital Stock of a person that becomes a wholly owned Subsidiary and that holds such assets) to be used by the Issuers or a Subsidiary in the conduct of a Related Business, (B) the terms of such Asset Sale have been approved by a majority of the members of the Board of Directors of Sun International having no personal stake in such transaction, and (C) if the value of the assets being disposed of by the Issuers or such Subsidiary in such transaction (as determined in good faith by such members of the Board of Directors) is at least $10 million, the Board of Directors of Sun International has received a written opinion of a nationally recognized investment banking firm to the effect that such Asset Sale is fair, from a financial point of view, to Sun International and Sun International has delivered a copy of such opinion to the Trustee, (iii) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a *pro forma* basis, to, such Asset Sale, and (iv) if the value of the assets disposed of is at least $5 million, the Board of Directors of Sun International determines in good faith that Sun International or such Subsidiary, as applicable, receives fair market value for such Asset Sale (as evidenced by a resolution of the Board of Directors).

Notwithstanding the foregoing provisions of the prior paragraph:

(i) Sun International and its Subsidiaries may, in the ordinary course of business, convey, sell, transfer, assign or otherwise dispose of inventory acquired and held for resale in the ordinary course of business;

(ii) Sun International and its Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with Article V;

(iii) Sun International and its Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of Sun International or such Subsidiary, as applicable;

(iv) the Issuers and the Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets to any Issuer or any of their wholly owned Guarantors, if any; and

(v) the Issuers may sell their Equity Interests in Non-Strategic Real Estate.

An Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (i) above (the "Excess Proceeds") exceeds $20 million and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Issuers shall apply the Asset Sale Offer Amount plus an amount equal to accrued and unpaid interest to the purchase of all Securities and all other outstanding series of Securities properly tendered (on a *pro rata* basis if the Asset Sale Offer Amount is insufficient to purchase all Securities and all other outstanding series of Securities so tendered) at the Asset Sale Offer Price (together with accrued and unpaid interest). To the extent that the aggregate amount of Securities and all other outstanding series of Securities tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, the Issuers may use any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture and following the consummation of each Asset Sale Offer the Excess Proceeds amount shall be reset to zero. For purposes of (ii) above, total consideration received means the total consideration received for such Asset Sales minus the amount of (a) Senior Debt assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date or permitted pursuant to clause (a) or (c) of the definition of Permitted Indebtedness (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is so reduced by such amount), (b) FF&E Indebtedness secured solely by the assets sold and assumed by a transferee and (c) property that within 30 days of such Asset Sale is converted into Cash or Cash Equivalents.

All Net Cash Proceeds from an Event of Loss shall be invested, used for prepayment of Senior Debt, or used to repurchase Securities, all within the period and as otherwise provided above in clauses (i)(a) or (i)(b) of the first paragraph of this covenant.

In addition to the foregoing, Sun International will not, and will not permit any Subsidiary to, directly or indirectly make any Asset Sale of any of the Equity Interests of any Subsidiary except (i) pursuant to an Asset Sale of all the Equity Interests of such Subsidiary or (ii) pursuant to an Asset Sale of shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions, provided that after such sale the Issuers or their Subsidiaries own at least 50.1% of the voting and economic interests of the Capital Stock of such Subsidiary.

Notice of an Asset Sale Offer shall be sent, on or prior to the commencement of the Asset Sale Offer, by first-class mail, by the Issuers to each Holder at its registered address, with a copy to the Trustee. The Asset Sale Offer shall remain open for at least 20 Business Days following its commencement. The notice to the Holders shall contain all information, instructions and materials required by applicable law or otherwise material to such Holders' decision to tender Securities pursuant to the Asset Sale Offer. The notice, which (to the extent consistent with this Indenture) shall govern the terms of an Asset Sale Offer, shall state:

    (1) that the Asset Sale Offer is being made pursuant to such notice and this Section 4.13;

    (2) the Asset Sale Offer Amount, the Asset Sale Offer Price (including the amount of accrued but unpaid interest) and the date of purchase;

    (3) that any Security or portion thereof not tendered or accepted for payment will continue to accrue interest if interest is then accruing;

    (4) that, unless the Issuers default in depositing Cash with the Paying Agent (which may not for purposes of this Section 4.13, notwithstanding anything in this Indenture to the contrary, be the Issuers or any Affiliate of either of the Issuers) in accordance with the last paragraph of this clause (b), any Security, or portion thereof, accepted for

payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Purchase Date;

(5) that Holders electing to have a Security, or portion thereof, purchased pursuant to an Asset Sale Offer will be required to surrender their Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, to the Paying Agent (which may not for purposes of this Section 4.13, notwithstanding any other provision of this Indenture, be the Issuers or any Affiliate of either of the Issuers) at the address specified in the notice;

(6) that Holders will be entitled to withdraw their elections, in whole or in part, if the Paying Agent receives, prior to the expiration of the Asset Sale Offer, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities the Holder is withdrawing and a statement containing a facsimile signature and stating that such Holder is withdrawing his election to have such principal amount of Securities purchased;

(7) that if Securities in a principal amount in excess of the principal amount of Securities to be acquired pursuant to the Asset Sale Offer are tendered and not withdrawn, the Issuers shall purchase Securities on a pro rata basis (with such adjustments as may be deemed appropriate by the Issuers so that only Securities in denominations of $1,000 or integral multiples of $1,000 shall be acquired);

(8) that Holders whose Securities were purchased only in part will be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered; and

(9) the circumstances and relevant facts regarding such Asset Sales.

The Issuers agree that any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws, and any provisions of this Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.

On or before the date of purchase, the Issuers shall (i) accept for payment Securities or portions thereof properly tendered pursuant to the Asset Sale Offer (on a pro rata basis if required pursuant to paragraph (7) above), (ii) deposit with the Paying Agent Cash sufficient to pay the Asset Sale Offer Price for all Securities or portions thereof so accepted and (iii) deliver to the Trustee Securities so accepted together with an Officers' Certificate setting forth the Securities or portions thereof being purchased by the Issuers. The Paying Agent shall promptly mail or deliver to Holders of Securities so accepted payment in an amount equal to the Asset Sale Offer Price for such Securities, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Security equal in principal amount to any unpurchased portion of the Security surrendered. Any Securities not so accepted shall be promptly mailed or delivered by the Issuers to the Holder thereof.

Section 4.14   Limitation on Layering Indebtedness.

The Issuers and the Guarantors, if any, will not, individually or collectively, directly or indirectly, incur, or suffer to exist any Indebtedness that is subordinate in right of payment to any other Indebtedness of either Issuer or any Guarantor unless, by its terms, such Indebtedness is subordinate in right of payment to, or ranks *pari passu* with, the Securities or the Guarantee, if any, as applicable.

Section 4.15   Limitation on Lines of Business.

None of the Issuers or any of their Subsidiaries shall directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the good faith judgment of the Board of Directors of Sun International, is a Related Business.

Section 4.16   Limitation on Status as Investment Company.

None of Sun International or any of its Subsidiaries shall become required to be registered as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or otherwise become subject to regulation under the Investment Company Act.

Section 4.17   Future Subsidiary Guarantors.

The Issuers covenant and agree that, if any Guarantees are outstanding, they shall cause each person that becomes a Subsidiary of either Issuer to execute a Guarantee in the form of each Guarantee outstanding and shall cause such Subsidiary to enter into a supplemental indenture for the purpose of jointly and severally guaranteeing, irrevocably and unconditionally, on a senior subordinated basis, the Issuers' obligations to pay principal, premium and interest on the Securities.

Section 4.18 Payment for Consent.

None of the Issuers or any of their Subsidiaries or Unrestricted Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Securities for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Securities unless such consideration is offered to be paid or agreed to be paid to all Holders of the Securities which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement, which solicitation documents must be mailed to all Holders of the Securities prior to the expiration of the solicitation.

Section 4.19 Suspended Covenants.

During any period of time that (i) the Securities have Investment Grade Status and (ii) no Default or Event of Default has occurred and is continuing under the Indenture with respect to the Securities, the Issuers and their Subsidiaries will not be subject to Section 4.3, 4.10 or 4.13, in each case, to the extent applicable (collectively, the "Suspended Covenants"). In the event that the Issuers and their Subsidiaries are not subject to the Suspended Covenants with respect to the Securities for any period of time as a result of the preceding sentence and, subsequently, either of the Rating Agencies withdraws its rating or assigns the Securities a rating below the required Investment Grade Ratings, then the Issuers and their Subsidiaries will thereafter again be subject to the Suspended Covenants for the benefit of the Securities and compliance with Section 4.3 made after the time of such withdrawal or assignment will be calculated in accordance with the terms of Section 4.3 as if such covenant had been in effect during the entire period of time from the Issue Date with respect to the Securities.

Section 4.20 Payment of Additional Amounts.

The Issuers will, subject to the limitations and exceptions set forth below, pay to each Holder such amounts (the "Additional Amounts") as may be necessary in order that every net payment or deemed payment of (i) principal, premium and interest, if any, with respect to a Security, or (ii) net proceeds on the sale or exchange of a Security, each after deduction or withholding for or on account of any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of The Bahamas or any authority thereof or therein having power to tax, will result in the receipt by the Holders of the amounts that would have been received by them had no such deduction or withholding been required; provided, however, that no such Additional Amounts shall be payable in respect of any Security for:

(1) any tax, duty, assessment, or other governmental charge which would not have been imposed but for the fact that such Holder:

(a) is a resident, domiciliary or national of, or engaged in business or maintains a permanent establishment or was physically present in, The Bahamas or any political subdivision thereof or therein or otherwise has some connection with The Bahamas other than the mere ownership of, or receipt of payment under, such Security;

(b) presented such Security for payment in The Bahamas or any political subdivision thereof or therein, unless such Security could not have been presented for payment elsewhere; or

(c) presented such Security for payment more than 30 days after the date on which the payment in respect of such Security became due and payable or provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented such Security for payment on any day within such period of 30 days;

(2) any estate, inheritance, gift, sales, transfer, or similar tax, assessment or other governmental charge or any taxes, duties, assessments or other governmental charges that are payable otherwise than by deduction or withholding from payments on the Security;

(3) any tax, duty, assessment, or other governmental charge imposed on a Holder that is not the beneficial owner of a Security to the extent that the beneficial owner would not have been entitled to the payment of Additional Amounts had the beneficial owner directly held the Security; or

(4) any combination of items (1), (2) and (3).

Whenever there is mentioned herein in any context, the payment of the principal of or any premium or interest on, or in respect of, any Security or the net proceeds received on the sale or exchange of any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the Indenture.

Without limiting a Holder's right to receive payment of Additional Amounts, in the event that Additional Amounts actually paid with respect to the Securities are based on rates of deduction or withholding of Bahamian taxes in excess of the appropriate rate applicable to the Holder of such Securities and, as a result thereof, such Holder of Securities is entitled to make a claim for a refund or credit of such excess, then such Holder of Securities shall, by accepting the Securities and receiving a payment of Additional Amounts, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to the Issuers. By making such assignment, the Holder of Securities makes no representation or warranty that the Issuers will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

Section 4.21 Calculation of Original Issue Discount.

The Issuers shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on outstanding Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

ARTICLE V

SUCCESSOR CORPORATION

Any or all of the provisions of this Article V shall be applicable to the Securities of any series for which such provision or provisions are designated as applicable pursuant to the terms of Section 2.3. In addition, it shall be established prior to the issuance of any series of Securities, pursuant to Section 2.3, whether any successor provision other than or in addition to those specified below shall be applicable to such series. Provisions of this Article V not designated, pursuant to Section 2.3, as applying to a particular series of Securities shall have no force and effect as to the Securities of such series.

Section 5.1 Limitation on Merger, Sale or Consolidation.

With respect to a series of Securities, neither of the Issuers will, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed as to each Issuer on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons or adopt a Plan of Liquidation, unless (i) either (a) Sun International or SINA, as applicable, is the resulting surviving or transferee entity (the "Successor Company") or (b) the Successor Company or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation is a corporation organized under the laws of the Commonwealth of The Bahamas (in the case of Sun International only) or the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of Sun International or SINA, as applicable, in connection with such series of Securities and the Indenture; (ii) no Default or Event of Default with respect to such series of Securities shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; and (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Successor Company or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation is at least equal to the Consolidated Net Worth of Sun International or SINA, as applicable, immediately prior to such transaction; and (iv) immediately after giving effect to such transaction on a pro forma basis, the Successor Company or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in Section 4.10, to the extent applicable to such series of Securities.

With respect to a series of Securities, on or prior to the consummation of the proposed transaction, the Issuers shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or disposition and such supplemental indenture executed in connection therewith comply with this Indenture. The Trustee shall be entitled to conclusively rely upon such Officers' Certificate and Opinion of Counsel.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, the interest of Sun International or SINA, as applicable, in which constitutes all or substantially all of the properties and assets of Sun International or SINA, as applicable, shall be deemed to be the transfer of all or substantially all of the properties and assets of Sun International, or SINA, as applicable.

Section 5.2 <u>Successor Corporation Substituted.</u>

With respect to a series of Securities, upon any consolidation or merger or any transfer of all or substantially all of the assets of Sun International or SINA, as applicable, or consummation of a Plan of Liquidation in accordance with the foregoing, the successor corporation formed by such consolidation or into which Sun International or SINA is merged or to which such transfer is made or, in the case of a Plan of Liquidation, the entity which receives the greatest value from such Plan of Liquidation shall succeed to, and be substituted for, and may exercise every right and power of, Sun International or SINA, as applicable, under the Indenture with the same effect as if such successor corporation had been named therein as Sun International or SINA, as applicable, and Sun International or SINA, as applicable, shall be released from the obligations under such series of Securities and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.

ARTICLE VI

EVENTS OF DEFAULT AND REMEDIES

Any or all of the provisions of this Article VI shall be applicable to the Securities of any series for which such provision or provisions are designated as applicable pursuant to the terms of Section 2.3. In addition, it shall be established prior to the issuance of any series of Securities, pursuant to Section 2.3, whether any default or event of default other than or in addition to those specified below shall be applicable to such series. Provisions of this Article VI not designated, pursuant to Section 2.3, as applying to a particular series of Securities shall have no force and effect as to the Securities of such series.

Section 6.1 <u>Events of Default.</u>

"Event of Default", wherever used herein, means, with respect to a series of Securities, any one of the following events (whatever the reason for such Event of Default and whether it shall be caused voluntarily or involuntarily or effected, without limitation, by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     (1) the failure by the Issuers to pay any installment of interest on such series of Securities as and when the same becomes due and payable and the continuance of any such failure for 30 days;

     (2) the failure by the Issuers to pay all or any part of the principal, or premium, if any, on such series of Securities when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, whether or not prohibited by the subordination provisions of the Indenture, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, or otherwise;

     (3) the failure by either of the Issuers or any of their Subsidiaries otherwise to comply with Section 4.13 and Articles V and X (to the extent applicable to such series of Securities);

     (4) (A) failure by either of the Issuers or any of their Subsidiaries to observe or perform any other covenant or agreement contained in Article IV (to the extent applicable to such series of Securities and except as provided in clauses (1), (2) and (3) above) and the continuance of such failure for a period of 30 days after written notice is given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of such series of Securities then outstanding, or (B) failure by either of the Issuers or any of their Subsidiaries to observe or perform any other covenant or agreement contained in such series of Securities or herein (to the extent applicable to such series of Securities and except as provided for in clauses (1), (2), (3) and (4)(A) above) and the continuance of such failure for 60 days after written notice is given to the Issuers by the Trustee or the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of such series of Securities then outstanding;

     (5) a decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudicating either or both of the Issuers or

any of their Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of either or both of the Issuers or any of their Significant Subsidiaries under any bankruptcy or similar law, and such decree or order shall have continued undischarged and unstayed for a period of 60 consecutive days; or a decree or order of a court of competent jurisdiction, judgment appointing a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency for either or both of the Issuers, any of their Significant Subsidiaries, or any substantial part of the property of any such person, or for the winding up or liquidation of the affairs of any such person, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

(6) either or both of the Issuers or any of their Significant Subsidiaries shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a Custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any substantial part of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due;

(7) if such series so provides, a default in Indebtedness of either of the Issuers or any of their Subsidiaries with an aggregate principal amount in excess of $10 million (a) resulting from the failure to pay any principal at final stated maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity;

(8) if such series so provides, final unsatisfied judgments not covered by insurance aggregating in excess of $10 million, at any one time rendered against either of the Issuers or any of their Subsidiaries and either (a) the commencement by any creditor of any enforcement proceeding upon any such judgment that is not promptly stayed or (b) such judgment is not stayed, bonded or discharged within 60 days; and

(9) any other Event of Default
provided under the terms of such series of Securities
pursuant to Section 2.3.

Section 6.2 <u>Acceleration of Maturity Date; Rescission
and Annulment</u>.

If an Event of Default occurs and is continuing with
respect to a series of Securities (other than an Event of Default
specified in clauses (5) and (6), above, relating to either of
the Issuers or any of their Significant Subsidiaries), then in
every such case, unless the principal of all Securities of such
series shall have already become due and payable, either the
Trustee or the Holders of 25% in aggregate principal amount of
such series of Securities then outstanding, by notice in writing
to the Issuers (and to the Trustee if given by Holders) (an
"Acceleration Notice"), may declare all principal and premium, if
any, determined as set forth below, and accrued and unpaid
interest thereon to be due and payable immediately; provided,
however, that if any Senior Debt is outstanding pursuant to the
Credit Agreement, such acceleration shall not be effective until
the earlier of (x) the fifth Business Day after the giving to Sun
International and the Representative of such written notice,
unless such Event of Default is cured or waived prior to such
date and (y) the date of acceleration of any Senior Debt under
the Credit Agreement. If an Event of Default specified in
clauses (5) and (6) above relating to either of the Issuers or
any of their Significant Subsidiaries occurs with respect to a
series of Securities, all principal and accrued interest thereon
will be immediately due and payable on all outstanding Securities
of such series without any declaration or other act on the part
of Trustee or the Holders thereof.

With respect to a series of Securities, at any time
after such a declaration of acceleration being made and before a
judgment or decree for payment of the money due has been obtained
by the Trustee as hereinafter provided in this Article VI, the
Holders of a majority in aggregate principal amount of then
outstanding Securities of such series, by written notice to the
Issuers and the Trustee, may rescind, on behalf of all Holders of
such series, any such declaration of acceleration if:

(1) the Issuers have paid or
deposited with the Trustee a sum sufficient to pay

(A) all overdue interest
on all Securities of such series,

(B)   the principal of
(and premium, if any, applicable to) any
Securities of such series which would become
due otherwise than by such declaration of
acceleration, and interest thereon at the
rate borne by the Securities of such series,

(C)   to the extent that
payment of such interest is lawful, interest
upon overdue interest at the rate borne by
the Securities of such series,

(D)   all sums paid or
advanced by the Trustee hereunder and the
compensation, expenses, disbursements and
advances of the Trustee, its agents and counsel, and

(2)   all Events of Default with
respect to such series of Securities, other than the
nonpayment of amounts which have become due solely by
such declaration of acceleration, have been cured or
waived as provided in Section 6.12.

Notwithstanding the previous sentence of this Section 6.2, with
respect to a series of Securities, no waiver shall be effective
for any Event of Default with respect to such series of
Securities, or event which with notice or lapse of time or both
would be an Event of Default, with respect to such series of
Securities, with respect to any covenant or provision which
cannot be modified or amended without the consent of the Holder
of each outstanding Security of such series, unless all such
affected Holders agree, in writing, to waive such Event of
Default or other event with respect to such series of Securities.
No such waiver shall cure or waive any subsequent default or
impair any right consequent thereon.

Section 6.3 <u>Collection of Indebtedness and Suits for
Enforcement by Trustee.</u>

The Issuers covenant that, with respect to a series of
Securities, if an Event of Default in payment of principal,
premium, or interest specified in Section 6.1(1) or (2) occurs
and is continuing with respect to such series of Securities, the
Issuers shall, upon demand of the Trustee, pay to it, for the
benefit of the Holders of such series of Securities, the whole
amount then due and payable on such series of Securities for
principal, premium (if any) and interest and, to the extent that
payment of such interest shall be legally enforceable, interest
on any overdue principal (and premium, if any) and on any overdue

interest, at the rate borne by such series of Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including compensation to, and expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Issuers fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust in favor of the Holders of such series of Securities, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuers or any other obligor upon such series of Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuers or any other obligor upon such series of Securities, wherever situated.

If an Event of Default occurs and is continuing with respect to a series of Securities, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of such series of Securities by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 6.4 Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuers or any other obligor upon any series of Securities or the property of the Issuers or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of such series of Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuers for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise to take any and all actions under the TIA, including

> (i) to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of such series of Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and

advances of the Trustee, its agent and counsel) and of the Holders of such series of Securities allowed in such judicial proceeding, and

(ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of such series of Securities to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders of such series, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7.

Nothing herein contained shall be deemed to authorize the Trustee of any series of Securities to authorize or consent to or accept or adopt on behalf of any Holder of such series of Securities any plan of reorganization, arrangement, adjustment, or composition affecting such series of Securities or the rights of any Holder thereof or to authorize such Trustee to vote in respect of the claim of any such Holder in any such proceeding.

Section 6.5 <u>Trustee May Enforce Claims without Posses-sion of Securities</u>.

All rights of action and claims under this Indenture or any series of Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities of such series or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust in favor of the Holders of such series, and any recovery of judgment shall, after provision for the payment of compensation to, and expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities of such series in respect of which such judgment has been recovered.

Section 6.6 <u>Priorities.</u>

Subject to Article XII, any money collected by the Trustee with respect to a series of Securities pursuant to this Article VI shall be applied in the following order, at the date or dates fixed by such Trustee and, in case of the distribution of such money on account of principal, premium (if any) or interest, upon presentation of the Securities of such series and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To such Trustee in payment of all amounts due pursuant to Section 7.7;

SECOND: To the Holders of such series of Securities in payment of the amounts then due and unpaid for principal of, premium (if any) and interest on, the Securities of such series in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal, premium (if any) and interest, respectively; and

THIRD: To whomsoever may be lawfully entitled thereto, the remainder, if any.

Section 6.7 <u>Limitation on Suits.</u>

No Holder of any Security of any series shall have any right to order or direct the Trustee to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(A) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to such series of Securities;

(B) the Holders of not less than 25% in principal amount of then outstanding Securities of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(C) such Holder or Holders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities to be incurred or reasonably probable to be incurred in compliance with such request;

(D) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(E) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding Securities of such series;

it being understood and intended that no one or more Holders of such series of Securities shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of such series, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

Section 6.8 <u>Unconditional Right of Holders to Receive Principal, Premium and Interest.</u>

Notwithstanding any other provision of this Indenture, the Holder of any Security of any series shall have the right, which is absolute and unconditional, to receive payment of the principal of, and premium (if any) and interest on, such Security of such series on the Maturity Dates or Interest Payment Dates, as applicable, of such payments as expressed in such Security of such series (in the case of redemption, the Redemption Price on the Redemption Date; in the case of a Change of Control, the Change of Control Purchase Price, on the Change of Control Purchase Date; and in the case of an Asset Sale, the Asset Sale Offer Price on the relevant purchase date); and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 6.9 <u>Rights and Remedies Cumulative.</u>

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.7, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of any series is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.10   Delay or Omission Not Waiver.

No delay or omission by the Trustee or by any Holder of any series of Securities to exercise any right or remedy arising upon any Event of Default with respect to such series of Securities shall impair the exercise of any such right or remedy or constitute a waiver of any such Event of Default. Every right and remedy given by this Article VI or by law to the Trustee or to the Holders of such series may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by such Holders, as the case may be.

Section 6.11   Control by Holders.

The Holder or Holders of a majority in aggregate principal amount of then outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee; provided that

(1)   such direction shall not be in conflict with any rule of law or with this Indenture,

(2)   the Trustee shall not determine that the action so directed would be unjustly prejudicial to the Holders of such series of Securities not taking part in such direction, and

(3)   the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 6.12   Waiver of Past Default.

Subject to Section 6.8, the Holder or Holders of not less than a majority in aggregate principal amount of the outstanding Securities of any series may, by written notice to the Trustee on behalf of all Holders of such series of Securities, prior to the declaration of the maturity of the Securities of such series, waive any past default hereunder and its consequences, except a default

(A)   in the payment of the principal of, premium, if any, or interest on, any Security of such series as specified in clauses (1) and (2) of Section 6.1, or

(B) in respect of a
covenant or provision hereof which applies to
such series of Securities and which, under
Article IX, cannot be modified or amended
without the consent of the Holders of each
outstanding Security of such series affected.

Upon any such waiver, such default shall cease to
exist, and any Event of Default with respect to such series of
Securities arising therefrom shall be deemed to have been cured,
for every purpose of this Indenture; but no such waiver shall
extend to any subsequent or other default or impair the exercise
of any right arising therefrom.

Section 6.13   Undertaking for Costs.

All parties to this Indenture agree, and each Holder of
any Security of any series by his acceptance thereof shall be
deemed to have agreed, that any court may in its discretion
require, in any suit for the enforcement of any right or remedy
under this Indenture, or in any suit against the Trustee for such
series for any action taken, suffered or omitted to be taken by
it as Trustee, the filing by any party litigant in such suit of
an undertaking to pay the costs of such suit, and that such court
may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in
such suit, having due regard to the merits and good faith of the
claims or defenses made by such party litigant; but the
provisions of this Section 6.13 shall not apply to any suit
instituted by the Issuers, to any suit instituted by the Trustee,
to any suit instituted by any Holder, or group of Holders,
holding in the aggregate more than 10% in aggregate principal
amount of the outstanding Securities of such series, or to any
suit instituted by any Holder for enforcement of the payment of
principal of, or premium (if any) or interest on, any Security of
such series on or after the Maturity Date of such Security.

Section 6.14   Restoration of Rights and Remedies.

If the Trustee or any Holder of any series of
Securities has instituted any proceeding to enforce any right or
remedy under this Indenture and such proceeding has been
discontinued or abandoned for any reason, or has been determined
adversely to such Trustee or to such Holder, then and in every
case, subject to any determination in such proceeding, the
Issuers, the Guarantors, if any, such Trustee and such Holder or
Holders shall be restored severally and respectively to their
former positions hereunder and thereafter all rights and remedies
of such Trustee and such Holder or Holders shall continue as
though no such proceeding had been instituted.

ARTICLE VII

TRUSTEE

The Trustee hereby accepts the trust imposed upon it by this Indenture and covenants and agrees to perform the same, as herein expressed.

Section 7.1 <u>Duties of Trustee.</u>

(a) If a Default or an Event of Default has occurred and is continuing with respect to any series of Securities, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of a Default or an Event of Default with respect to any series of Securities:

(1) The Trustee with respect to such series need perform only those duties as are specifically set forth in this Indenture and no others, and no covenants or obligations shall be implied in or read into this Indenture which are adverse to the Trustee.

(2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) This paragraph does not limit the effect of subsection (b) of this Section 7.1.

(ii) The Trustee shall not be liable for any error of judgment made in good faith by a Trust

Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts.

(iii) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.12.

(d) The Trustee shall comply with any order or directive of a Gaming Authority that the Trustee submit, at the expense of the Issuers, an application for any license, finding of suitability or other approval pursuant to any gaming law and will cooperate fully and completely in any proceeding related to such application; provided, however, that in the event the Trustee in its reasonable judgment determines that complying with such order or directive would subject it or its officers or directors to unreasonable or onerous requirements, the Trustee may, at its option, resign as Trustee in lieu of complying with such order or directive; and provided, further, that no resignation shall become effective until a successor Trustee is appointed and delivers a written acceptance in accordance with Section 7.8 hereof.

(e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or at the request, order or direction of the Holders or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(f) Every provision of this Indenture that in any way relates to the Trustee is subject to subsections (a), (b), (c), (d) and (e) of this Section 7.1.

(g) The Trustee shall not be liable for interest on any assets received by it except as the Trustee may agree in writing with the Issuers. Assets held in trust by the Trustee need not be segregated from other assets except to the extent required by law.

Section 7.2 Rights of Trustee.

Subject to Section 7.1:

(a) The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may consult with counsel of its selection and may require an Officers' Certificate or an Opinion of Counsel, which shall conform to Sections 13.4 and 13.5. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(c)   The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)   The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, notice, request, direction, consent, order, bond, debenture, or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

(f)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders, pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby.

(g)   Except with respect to Section 4.1, the Trustee shall have no duty to inquire as to the performance of the Issuers' covenants in Article IV hereof. In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except (i) any Event of Default occurring pursuant to Sections 6.1(1), 6.1(2) and 4.1, or (ii) any Default or Event of Default of which the Trustee shall have received written notification or obtained actual knowledge.

Section 7.3   Individual Rights of Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities of any series and may otherwise deal with the Issuers, any Guarantor, any of their respective Subsidiaries, or their respective Affiliates with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

Section 7.4   Trustee's Disclaimer.

The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities and it shall not be accountable for the Issuers' use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities (other than the Trustee's certificate of authentication) or for the use or application of any funds received by a Paying Agent other than the Trustee.

Section 7.5   Notice of Defaults.

If a Default or an Event of Default with respect to any series of Securities occurs and is continuing and if it is actually known to the Trustee for such Securities, the Trustee shall mail to each Securityholder of such series notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default or an Event of Default in payment of principal (or premium, if any) of, or interest on such series of Securities (including the payment of the Change of Control Purchase Price on the Change of Control Purchase Date, the Redemption Price on the Redemption Date, and the Asset Sale Offer Price on the relevant purchase date), the Trustee may withhold the notice if and so long as a Trust Officer in good faith determines that withholding the notice is in the interest of the Securityholders of such series.

Section 7.6   Reports by Trustee to Holders.

If required by law, within 60 days after each January 31 beginning with the January 31 following the date of this Indenture, the Trustee with respect to each series of securities shall mail to each Securityholder of such series a brief report dated as of such January 31 that complies with TIA § 313(a). If required by law, the Trustee with respect to each series of securities also shall comply with TIA §§ 313(b) and 313(c).

The Issuers shall promptly notify the Trustee in writing if the Securities of any series become listed on any stock exchange or automatic quotation system.

A copy of each report at the time of its mailing to Securityholders shall be mailed to the Issuers and filed with the SEC and each stock exchange, if any, on which the Securities are listed.

Section 7.7 Compensation and Indemnity.

The Issuers shall pay to the Trustee from time to time such compensation as shall be agreed in writing between the Issuers and the Trustee for its services. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuers shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances incurred or made by it. Such expenses shall include the reasonable compensation, disbursements, fees and expenses of the Trustee's agents, accountants, experts and counsel.

The Issuers shall indemnify the Trustee (in its capacity as Trustee, Registrar and Paying Agent) and each of its officers, directors, attorneys-in-fact and agents for, and hold it harmless against, any claims, loss, damage, demand, fee, expense (including but not limited to reasonable compensation, disbursements and expenses of the Trustee's agents and counsel), loss or liability incurred by them without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust and their rights or duties hereunder including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Trustee shall notify the Issuers promptly of any claim asserted against the Trustee for which it may seek indemnity. The Issuers shall defend the claim and the Trustee shall provide reasonable cooperation at the Issuers' expense in the defense. The Trustee may have separate counsel and the Issuers shall pay the reasonable fees and expenses of such counsel; provided that the Issuers will not be required to pay such fees and expenses if they assume the Trustee's defense and there is no conflict of interest between the Issuers and the Trustee in connection with such defense. The Issuers need not pay for any settlement made without their written consent. The Issuers need not reimburse any expense or indemnify against any loss or liability to the extent incurred by the Trustee through its negligence, bad faith or wilful misconduct.

To secure the Issuers' payment obligations in this Section 7.7, the Trustee with respect to each series of Securities shall have a lien prior to the Securities of such series on all assets held or collected by the Trustee, in its capacity as Trustee, except assets held in trust to pay principal and premium, if any, of or interest on particular Securities of such series.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(5) or (6) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

The Issuers' obligations under this Section 7.7 and any lien arising hereunder shall survive the resignation or removal of the Trustee, the discharge of the Issuers' obligations pursuant to Article VIII of this Indenture and any rejection or termination of this Indenture under any Bankruptcy Law.

Section 7.8 Replacement of Trustee.

The Trustee with respect to any series of Securities may resign by so notifying the Issuers in writing; provided, however, that no such resignation shall be effective until a successor Trustee with respect to such series has accepted its appointment pursuant to this Section 7.8. The Holder or Holders of a majority in principal amount of the outstanding Securities of any series may remove Trustee for such series by so notifying the Issuers and such Trustee in writing and may appoint a successor trustee with the Issuers' consent. The Issuers may remove the Trustee with respect to any series of Securities if:

> (1) the Trustee fails to comply with Section 7.10;

> (2) the Trustee is adjudged bankrupt or insolvent;

> (3) a receiver, Custodian, or other public officer takes charge of the Trustee or its property; or

> (4) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason with respect to the Securities of one or more series, the Issuers shall promptly appoint a successor Trustee with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any series). Within one year after the successor Trustee takes office, the Holder or Holders of a majority in principal amount of the Securities of such series may appoint a successor Trustee to replace the successor Trustee appointed by the Issuers.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers.

Immediately after that and provided that all sums owing to the Trustee provided for in Section 7.7 have been paid, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided in Section 7.7, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee of any series of Securities shall mail notice of its succession to each Holder of such series.

If a successor Trustee with respect to the Securities of such series does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuers or the Holder or Holders of at least 10% in principal amount of the outstanding Securities of such series may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

If the Trustee fails to comply with Section 7.10, any Securityholder of any series for which the Trustee acts in such capacity may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Issuers' obligations under Section 7.7 shall continue for the benefit of the retiring Trustee.

Section 7.9 <u>Successor Trustee by Merger, etc.</u>

If the Trustee with respect to the Securities of any series consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the resulting, surviving or transferee corporation without any further act shall, if such resulting, surviving or transferee corporation is otherwise eligible hereunder, be the successor Trustee with respect to the Securities of such series.

Section 7.10 <u>Eligibility; Disqualification.</u>

The Trustee with respect to the securities of each series of Securities shall at all times satisfy the requirements of TIA § 310(a)(1) and TIA § 310(a)(5). The Trustee with respect to the securities of each series of Securities shall have a combined capital and surplus of at least $25,000,000 as set forth in its most recent published annual report of condition. The Trustee with respect to the securities of each series of Securities shall comply with TIA § 310(b).

Section 7.11 <u>Preferential Collection of Claims against Issuers.</u>

The Trustee with respect to the securities of each series of Securities shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated.

ARTICLE VIII

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.1 <u>Option to Effect Legal Defeasance or Covenant Defeasance.</u>

The Issuers may, at their option, by Board Resolution, at any time, elect to have Section 8.2 or Section 8.3 applied to all outstanding Securities or all outstanding Securities of any series upon compliance with the conditions set forth below in this Article VIII.

Section 8.2 <u>Legal Defeasance and Discharge.</u>

Upon the Issuers' exercise under Section 8.1 of the option applicable to this Section 8.2, the Issuers and the Guarantors, if any, shall be deemed to have been discharged from their respective obligations with respect to all outstanding Securities or all outstanding Securities of any series (the "Defeased Securities") on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, such Legal Defeasance means that the Issuers shall be deemed to have paid and discharged the entire Indebtedness represented by the Defeased Securities, which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.5 and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all their other obligations under such Defeased Securities and this Indenture (and the Trustee for the Defeased Securities, on demand of and at the expense of the Issuers, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of Defeased Securities to receive solely from the trust fund described in Section 9.4, and as more fully set forth in such section, payments in respect of the principal of, premium, if any, and interest on such Defeased Securities when such payments are due, (b) the Issuers' obligations with respect to such Defeased Securities under Sections 2.4, 2.6, 2.7, 2.10

and 4.2, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuers' obligations in connection therewith and (d) this Article VIII. Subject to compliance with this Article VIII, the Issuers may exercise their option under this Section 8.2 with respect to any series of Securities notwithstanding the prior exercise of their option under Section 8.3 with respect to such series of Securities.

Section 8.3 Covenant Defeasance.

Upon the Issuers' exercise under Section 8.1 of the option applicable to this Section 8.3, the Issuers shall be released from their obligations under the covenants contained in Sections 4.3, 4.6, 4.7, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15 and 4.16, Article V and Article X, in each case, to the extent applicable, with respect to the Defeased Securities on and after the date the conditions set forth below are satisfied (hereinafter, "Covenant Defeasance"), and the Defeased Securities shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder. For this purpose, such Covenant Defeasance means that, with respect to the Defeased Securities, the Issuers need not comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, but, except as specified above, the remainder of this Indenture and such Defeased Securities shall be unaffected thereby. In addition, upon the Issuers' exercise under Section 8.1 of the option applicable to this Section 8.3, Sections 6.1(3) through 6.1(8) shall not constitute Events of Default with respect to the Defeased Securities.

Section 8.4 Conditions to Legal or Covenant Defeasance.

The following shall be the conditions to the application of either Section 8.2 or Section 8.3 to the outstanding Securities or any series thereof, as the case may be:

(a) The Issuers shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 7.10 who shall agree to comply with the provisions of this Article VIII applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities,

(a) Cash in an amount, or (b) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, Cash in an amount, or (c) a combination thereof, in such amounts, as in each case will be sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the principal of, premium, if any, and interest on such Securities on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal, premium, if any, or interest; provided that the Trustee shall have been irrevocably instructed to apply such funds to said payments with respect to such Securities.

(b)   In the case of an election under Section 8.2, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably satisfactory to the Trustee confirming that (i) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date hereof, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance has not occurred;

(c)   In the case of an election under Section 8.3, the Issuers shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of such Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)   No Default or Event of Default with respect to such Securities shall have occurred and be continuing on the date of such deposit or, in so far as Section 7.1(5) or 7.1(6) is concerned, at any time in the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(e)   Such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which either of the Issuers or any of their Subsidiaries is a party or by which either of the Issuers or any of their Subsidiaries is bound;

(f) In the case of an election under either Section 8.2 or 8.3, the Issuers shall have delivered to the Trustee for the applicable series an Officers' Certificate stating that the deposit made by the Issuers pursuant to its election under Section 8.2 or 8.3 was not made by the Issuers with the intent of preferring the Holders of such Securities over other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others;

(g) The Issuers shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel in the United States, each stating that the conditions precedent provided for, in the case of the Officers' Certificate, in subsections (a) through (f) of this Section 8.4 and, in the case of the Opinion of Counsel, subsections (a) (with respect to the validity and perfection of the security interest), (b), (c) and (e) of this Section 8.4 have been complied with as contemplated by this Section 8.4.

Section 8.5 <u>Deposited Cash and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.</u>

Subject to Section 8.6, all Cash and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee for the applicable series of Securities (or other qualifying trustee, collectively for purposes of this Section 8.5, the "Trustee") pursuant to Section 8.4 in respect of the Defeased Securities shall be held in trust and applied by such Trustee, in accordance with the provisions of such Defeased Securities and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such Defeased Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Issuers shall pay and indemnify such Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 8.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Defeased Securities.

Section 8.6 <u>Repayment to Issuers.</u>

Anything in this Article VIII to the contrary notwith-standing, the Trustee shall deliver or pay to the Issuers from time to time upon the request of the Issuers any funds or U.S. Government Obligations held by it as provided in Section 8.4 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereto delivered to the Trustee (which may be the opinion delivered under Section 8.4(a)), are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Any money deposited with the Trustee or any Paying Agent for any Defeased Securities, or then held by the Issuers, in trust for the payment of the principal of, premium, if any, or interest on any Defeased Securities and remaining unclaimed for two years after such principal, and premium, if any, or interest has become due and payable shall be paid to the Issuers on their request; and the Holder of such Defeased Securities shall thereafter look only to the Issuers for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuers cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuers.

Section 8.7   Reinstatement.

If the Trustee or Paying Agent for any Defeased Securities is unable to apply any funds or U.S. Government Obligations in accordance with Section 8.2 or 8.3, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuers' obligations under this Indenture and the Defeased Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.2 or 8.3 until such time as the Trustee or Paying Agent is permitted to apply such money in accordance with Section 8.2 and 8.3, as the case may be; provided, however, that, if the Issuers make any payment of principal of, premium, if any, or interest on any such Securities following the reinstatement of its obligations, the Issuers shall be subrogated to the rights of the Holders of such Securities to receive such payment from the Cash held by the Trustee or Paying Agent.

ARTICLE IX

AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 9.1 <u>Supplemental Indentures without Consent of Holders</u>.

Without the consent of any Holder, the Issuers or any Guarantor when authorized by Board Resolutions, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1) to cure any ambiguity, defect, or inconsistency, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided such action pursuant to this clause (1) shall not adversely affect the interests of any Holder in any respect;

(2) to add to the covenants of the Issuers for the benefit of the Holders of all the Securities or any series thereof, or to surrender any right or power herein conferred upon the Issuers or to make any other change that does not adversely affect the rights of any Holder; <u>provided</u> that the Issuers have delivered to the Trustee an Opinion of Counsel stating that such change does not adversely affect the rights of any Holder;

(3) to provide for additional Guarantors of all the Securities or any series thereof;

(4) to add to, change or eliminate any of the provisions of this Indenture (which addition, change or elimination may apply to one or more series of Securities), <u>provided</u> that any such addition, change or elimination other than those permitted by all or any of clauses (1), (2), (3), (5) and (6) of this Section 9.1 shall neither (a) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (b) modify the rights of the Holder of any such Security with respect to such provision;

(5) to evidence the succession of another person to either of the Issuers, and the as- sumption by any such successor of the obligations of

such Issuer, herein and in the Securities in accordance with Article V; or

> > (6) to comply with the TIA.

Section 9.2 <u>Amendments, Supplemental Indentures and Waivers with Consent of Holders.</u>

Subject to Section 6.8 and the last sentence of this paragraph, with the consent of the Holders of not less than a majority in aggregate principal amount of a series of Securities then outstanding, by written act of said Holders delivered to the Issuers and the Trustee for such series, the Issuers and any Guarantor, when authorized by Board Resolutions, and such Trustee may amend or supplement this Indenture with respect to such series or the Securities of such series or enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture with respect to such series or the Securities of such series or of modifying in any manner the rights of the Holders of such series under this Indenture or under the Securities of such series. Subject to Section 6.8 and the last sentence of this paragraph, the Holder or Holders of a majority in principal amount of then outstanding Securities of such series may waive compliance by the Issuers or any Guarantor, with any provision of this Indenture with respect to such series or the Securities of such series. Notwithstanding the foregoing provisions of this Section 9.2, without the consent of each Holder affected thereby, no such amendment, supplemental indenture or waiver shall:

> > (1) reduce the percentage of prin- cipal amount of Securities of any series whose Holders must consent to an amendment, supplement or waiver of any provision of this Indenture or the Securities of such series;

> > (2) reduce the rate or extend the time for payment of interest on any Security;

> > (3) reduce the principal amount of any Security, or, in the case of Securities subject to Article X or Section 4.13, reduce the Change of Control Purchase Price or the Asset Sale Offer Price, respectively;

> > (4) change the Stated Maturity of any Security;

(5) in the case of Securities subject to the redemption provisions of Article III, alter the redemption provisions of Article III in a manner adverse to any Holder;

(6) make any changes in the provisions concerning waivers of Defaults or Events of Default by Holders of the Securities (except to increase any percentage of Securities required to consent to a waiver or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby) or the rights of Holders to recover the principal or premium of, interest on, or redemption payment with respect to, any Security;

(7) make any changes in Section 6.8, 6.12 or this third sentence of this Section 9.2;

(8) make the principal of, or the interest on, any Security payable with anything or at anywhere other than as provided for in this Indenture and the Securities of the series concerned as in effect on the date hereof; or

(9) make the Securities or Guarantees, if any, further subordinated in right of payment to any extent or under any circumstances to any other indebtedness.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section becomes effective, the Issuers shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuers to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

After an amendment, supplement or waiver under this Section 9.2 or 9.4 becomes effective, it shall bind each Holder of the series of Securities affected by such amendment, supplement or waiver.

In connection with any amendment, supplement or waiver under this Article IX, the Issuers may, but shall not be obligated to, offer to any Holder who consents to such amendment, supplement or waiver, or to all Holders, consideration for such Holder's consent to such amendment, supplement or waiver.

Section 9.3 <u>Compliance with TIA.</u>

Every amendment, waiver or supplement of this Indenture or the Securities shall comply with the TIA as then in effect.

Section 9.4 <u>Revocation and Effect of Consents.</u>

Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of his Security by written notice to the Issuers or the person designated by the Issuers as the person to whom consents should be sent if such revocation is received by the Issuers or such person before the date on which the Trustee receives an Officers' Certificate certifying that the Holders of the requisite principal amount of Securities have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.

The Issuers may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver, which record date shall be the date so fixed by the Issuers notwithstanding the provisions of the TIA. If a record date is fixed, then notwithstanding the last sentence of the immediately preceding paragraph, those persons who were Holders at such record date, and only those persons (or their duly designated proxies), shall be entitled to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder of the affected series, unless it makes a change described in any of clauses (1) through (9) of Section 9.2, in which case, the amendment, supplement or waiver shall bind only each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt of the same series as the consenting Holder's Security; <u>provided</u> that any such waiver shall not impair or affect the right of any Holder to receive payment of principal and premium of and interest on a Security, on or after the respective dates set for such amounts to become due and payable expressed in such Security, or to bring suit for the enforcement of any such payment on or after such respective dates.

Section 9.5 Notation on or Exchange of Securities.

If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee or require the Holder to put an appropriate notation on the Security. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Issuers or the Trustee so determines, the Issuers in exchange for the Security shall issue, the Guarantors, if any, shall endorse and the Trustee shall authenticate a new Security that reflects the changed terms. Any failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment, supplement or waiver.

Section 9.6 Trustee to Sign Amendments, etc.

The Trustee shall execute any amendment, supplement or waiver authorized pursuant to this Article IX provided that the Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee's own rights, duties or immunities under this Indenture. The Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Officers' Certificate and Opinion of Counsel stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article IX is authorized or permitted by this Indenture.

ARTICLE X

RIGHT TO REQUIRE REPURCHASE

Any or all of the provisions of this Article X shall be applicable to the Securities of any series for which such provision or provisions are designated as applicable pursuant to the terms of Section 2.3. In addition, it shall be established prior to the issuance of any series of Securities, pursuant to Section 2.3, whether any right or rights other than or in addition to those specified below shall be applicable to such series. Provisions of this Article X not designated, pursuant to Section 2.3, as applying to a particular series of Securities shall have no force and effect as to the Securities of such series. In each provision of this Article X, unless the context otherwise requires, all references to Securities and any other defined terms refer only to a single series of Securities for which such provision has been designated, pursuant to Section 2.3, as being applicable.

Section 10.1 Repurchase of Securities at Option of the Holder upon Change of Control.

(a) In the event that a Change of Control Triggering Event occurs, each Holder of Securities shall have the right, at such Holder's option, subject to the terms and conditions of this Indenture, to require the Issuers to repurchase all or any part of such Holder's Securities (provided, that the principal amount of such Securities at maturity must be $1,000 or an integral multiple thereof) on the date that is no later than 45 Business Days after the occurrence of such Change of Control Triggering Event (the "Change of Control Purchase Date"), at a Cash price equal to 101% of the principal amount thereof (the "Change of Control Purchase Price"), plus accrued but unpaid interest, if any, to the Change of Control Purchase Date.

(b) In the event that, pursuant to this Section 10.1, the Issuers shall be required to commence an offer to purchase Securities (a "Change of Control Offer"), the Issuers shall follow the procedures set forth in this Section 10.1 as follows:

(1) the Change of Control Offer shall commence within 20 Business Days following the Change of Control Triggering Event;

(2) the Change of Control Offer shall remain open for at least 20 Business Days;

(3) within 5 Business Days following the expiration of a Change of Control Offer, the Issuers shall purchase all of the tendered Securities at the Change of Control Purchase Price, plus accrued interest;

(4) if the Change of Control Purchase Date is on or after an interest payment record date and on or before the related interest payment date, any accrued interest will be paid to the person in whose name a Security is registered at the close of business on such record date, and no additional interest will be payable to Securityholders who tender Securities pursuant to the Change of Control Offer;

(5) the Issuers shall use their best efforts to provide the Trustee with notice of the Change of Control Offer at least 5 Business Days before the commencement of any Change of Control Offer; and

(6) on or before the commencement of any Change of Control Offer, the Issuers or the Trustee (upon the request and at the expense of the Issuers) shall send, by first-class mail, a notice to each of the Securityholders, which (to the extent consistent with this Indenture) shall govern the terms of the Change of Control Offer and shall state:

(ii) that the Change of Control Offer is being made pursuant to this Section 10.1 and that all Securities, or portions thereof, tendered will be accepted for payment;

(iii) the Change of Control Purchase Price (including the amount of accrued but unpaid interest) and the Change of Control Purchase Date;

(iv) that any Security, or portion thereof, not tendered or accepted for payment will continue to accrue interest;

(v) that, unless the Issuers default in depositing Cash with the Paying Agent in accordance with the last paragraph of this subsection (b), or such payment is prevented for any reason, any Security, or portion thereof, accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date;

(vi) that Holders electing to have a Security, or portion thereof, purchased pursuant to a Change of Control Offer will be required to surrender the Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, to the Paying Agent (which may not for purposes of this Section 10.1, notwithstanding anything in this Indenture to the contrary, be the Issuers or any Affiliate of either of the Issuers) at the address specified in the notice prior to the expiration of the Change of Control Offer;

(vii) that Holders will be entitled to withdraw their election, in whole or in part, if the Paying Agent receives, prior to the expiration of the Change of Control Offer, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities the Holder is withdrawing and a statement containing a facsimile signature and stating that such Holder is withdrawing his election to have such principal amount of Securities purchased; and

(viii) a brief description of the events resulting in such Change of Control Triggering Event.

Any such Change of Control Offer shall comply with any and all applicable provisions of Federal and state laws, including those regulating tender offers, if applicable, and any provisions of this Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws.

On or before the Change of Control Purchase Date, the Issuers shall (i) accept for payment Securities or portions thereof properly tendered pursuant to the Change of Control Offer prior to the expiration of the Change of Control Offer, (ii) deposit with the Paying Agent Cash sufficient to pay the Change of Control Purchase Price (including accrued and unpaid interest) of all Securities so tendered and (iii) deliver to the Trustee Securities so accepted together with an Officers' Certificate listing the Securities or portions thereof being purchased by the Issuers. The Paying Agent shall promptly pay to the Holders of Securities so accepted payment in an amount equal to the Change of Control Purchase Price (plus accrued and unpaid interest), and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Security equal in principal amount to any unpurchased portion of the Security surrendered.

ARTICLE XI

GUARANTEES

Any or all of the provisions of this Article XI shall be applicable to the Securities of any series for which such provision or provisions are designated as applicable pursuant to the terms of Section 2.3. In addition, it shall be established prior to the issuance of any series of Securities, pursuant to Section 2.3, whether any guarantee or guarantees other than or in addition to those specified below shall be applicable to such series. Provisions of this Article XI not designated, pursuant to Section 2.3, as applying to a particular series of Securities shall have no force and effect as to the Securities of such series. In each provision of this Article XI, unless the context otherwise requires, all references to Securities and any other defined terms refer only to a single series of Securities for which such provision has been designated, pursuant to Section 2.3, as being applicable.

Section 11.1 <u>Guarantees.</u>

(a) In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Guarantors hereby irrevocably and unconditionally guarantees, jointly and severally, on a senior subordinated basis (the "Guarantee") to each Holder of a Security authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Securities or the obligations of the Issuers under this Indenture or the Securities, that: (w) the principal and premium (if any) of and interest on the Securities will be paid in full when due, whether at the maturity or interest payment date, by acceleration, call for redemption, upon an Change of Control Offer, an Asset Sale Offer or otherwise; (x) all other obligations of the Issuers to the Holders or the Trustee under this Indenture or the Securities will be promptly paid in full or performed, all in accordance with the terms of this Indenture and the Securities; and (y) in case of any extension of time of payment or renewal of any Securities or any of such other obligations, they will be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at maturity, by acceleration, call for redemption, upon an Offer to Purchase or otherwise. Failing payment when due of any amount so guaranteed for whatever reason, each Guarantor shall be obligated to pay the same before failure so to pay becomes an Event of Default.

(b) Each Guarantor hereby agrees that its obligations with regard to this Guarantee shall be unconditional, irrespective of the validity, regularity or enforceability of the Securities or this Indenture, the absence of any action to enforce the same, the recovery of any judgment against the Issuers, any action to enforce the same or any other circumstances that might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuers, any right to require a proceeding first against the Issuers or right to require the prior disposition of the assets of the Issuers to meet its obligations, protest, notice and all demands whatsoever and covenants that this Guarantee will not be discharged except by complete performance of the obligations contained in the Securities and this Indenture.

(c)   If any Holder or the Trustee is required by any court or otherwise to return to either the Issuers or any Guarantor, or any Custodian, Trustee, or similar official acting in relation to either the Issuers or such Guarantor, any amount paid by either the Issuers or such Guarantor to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between such Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (i) the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 6.2 for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration as to the Issuers of the obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of those obligations as provided in Section 6.2, those obligations (whether or not due and payable) will forthwith become due and payable by each of the Guarantors for the purpose of this Guarantee.

(d)   Each Guarantor and by its acceptance of a Security issued hereunder each Holder hereby confirms that it is the intention of all such parties that the guarantee by such Guarantor set forth in Section 11.1(a) not constitute a fraudulent transfer or conveyance for purpose of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar Federal or state law. To effectuate the foregoing intention, the Holders and such Guarantor hereby irrevocably agree that the obligations of such Guarantor under its guarantee set forth in Section 11.1(a) shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to the following paragraph of this Section 11.1(d), result in the obligations of such Guarantor under such guarantee not constituting such a fraudulent transfer or conveyance.

Each Guarantor that makes any payment or distribution under Section 11.1(a) shall be entitled to a contribution from each other Guarantor equal to its Pro Rata amount of such payment or distribution so long as the exercise of such right does not impair the rights of the Holders under the Guarantees. For purposes of the foregoing, the "Pro Rata amount" of any Guarantor means the percentage of the net assets of all Guarantors held by such Guarantor, determined in accordance with GAAP.

Section 11.2   Execution and Delivery of Guarantee.

        To evidence its Guarantee set forth in Section 11.1,
each Guarantor agrees that a notation of such Guarantee substantially in the form established pursuant to Section 2.3 shall be
endorsed on each Security authenticated and delivered by the
Trustee and that this Indenture shall be executed on behalf of
such Guarantor by an Officer by manual or facsimile signature.

        Each Guarantor agrees that its Guarantee set forth in
Section 11.1 shall remain in full force and effect and apply to
all the applicable Securities notwithstanding any failure to
endorse on each such Security a notation of such Guarantee.

        If an Officer whose signature is on a Security no
longer holds that office at the time the Trustee authenticates
the Security on which a Guarantee is endorsed, the Guarantee
shall be valid nevertheless.

        The delivery of any Security by the Trustee, after the
authentication thereof hereunder, shall constitute due delivery
of the Guarantee set forth in this Indenture on behalf of each
Guarantor.

Section 11.3   Certain Bankruptcy Events.

        Each Guarantor hereby covenants and agrees that in the
event of the insolvency, bankruptcy, dissolution, liquidation or
reorganization of either of the Issuers, such Guarantor shall not
file (or join in any filing of), or otherwise seek to participate
in the filing of, any motion or request seeking to stay or to
prohibit (even temporarily) execution on the Guarantee and hereby
waives and agrees not to take the benefit of any such stay of
execution, whether under Section 362 or 105 of the United States
Bankruptcy Code or otherwise.

Section 11.4   Limitation on Merger, Consolidation, etc.
of Guarantors.

        No Guarantor shall consolidate or merge with or into
(whether or not such Guarantor is the surviving person) another
person unless (i) subject to the provisions of the following
paragraph, the person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the
obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to
which such person shall unconditionally guarantee, on a senior
subordinated basis, all of such Guarantor's obligations under
such Guarantor's guarantee and the Indenture on the terms set
forth in the Indenture; and (ii) immediately before and immedi-

ately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing.

Notwithstanding the foregoing, upon the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Guarantor or all or substantially all of its assets to an entity which is not a Subsidiary or the designation of a Subsidiary as an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of Section 4.13, to the extent applicable), such Guarantor will be deemed released from its obligations under its Guarantee of the Securities; provided, however, that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of either Issuer or any of their Subsidiaries shall also terminate upon such release, sale or transfer.

Section 11.5   Future Guarantors.

Upon the acquisition by the Issuers or any Guarantor of the Capital Stock of any person, if, as a result of such acquisition, such person becomes a Subsidiary, such Subsidiary shall fully and unconditionally guarantee on a senior subordinated basis the obligations of the Issuers with respect to payment and performance of the Securities and the other obligations of the Issuers under this Indenture to the same extent that such obligations are guaranteed by the other Guarantors pursuant to Section 11.1; and, within 60 days of the date of such occurrence, such Subsidiary shall execute and deliver to the Trustee a supplemental indenture making such Subsidiary a party to this Indenture.

ARTICLE XII

SUBORDINATION

Unless otherwise designated pursuant to Section 2.3, the provisions of this Article XII shall be applicable to the Securities of each series (Securities of such series being referred to as "Subordinated Debt Securities"). Provisions of this Article XII designated, pursuant to Section 2.3, as being inapplicable to a particular series of Securities shall have no force and effect as to the Securities of such series. In each provision of this Article XII, unless the context otherwise requires, all references to Securities or Subordinated Debt Securities and any other defined terms refer only to a single series of Securities or Subordinated Debt Securities, as the case may be, for which such provision has not been designated, pursuant to Section 2.3, as being inapplicable.

Section 12.1 Securities Subordinated to Senior Debt.

The Issuers, the Guarantors, if any, and each Holder, by its acceptance of Subordinated Debt Securities, agree that (a) the payment of the principal of and interest on the Subordinated Debt Securities and (b) any other payment in respect of the Subordinated Debt Securities, including on account of the acquisition or redemption of the Subordinated Debt Securities by the Issuers or the Guarantors (including, without limitation, pursuant to Section 4.13 or 10.1, to the extent applicable), if any, is subordinated, to the extent and in the manner provided in this Article XII, to the prior payment in full in Cash or Cash Equivalents of all Senior Debt of the Issuers and the Guarantors, if any, and that these subordination provisions are for the benefit of the holders of Senior Debt.

This Article XII shall constitute a continuing offer to all persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Debt, and such provisions are made for the benefit of the holders of Senior Debt, and such holders are made obligees hereunder and any one or more of them may enforce such provisions.

Section 12.2 No Payment on Securities in Certain Circumstances.

(a) No payment of any kind or character from any source may be made by or on behalf of the Issuers or a Guarantor, if any, as applicable, on account of the principal of, premium, if any, or interest or Additional Amounts on the Subordinated Debt Securities (including any repurchases of Subordinated Debt Securities and rescission payments), or on account of the redemption provisions of the Subordinated Debt Securities, for Cash or property (other than from the trust described in Article VIII), (i) upon the maturity of any Senior Debt of the Issuers or such Guarantor, if any, by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, the interest on and any fee or other amount due in respect of such Senior Debt are first paid in full in Cash or Cash Equivalents or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than Cash or Cash Equivalents, or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on or any fee or other amount due in respect of Senior Debt of the Issuers or such Guarantor, if any, when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment

Default has been cured or waived or otherwise has ceased to exist.

(b)   Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Debt to declare such Senior Debt to be due and payable and (ii) written notice of such event of default given to the Trustee by the Representative under the Credit Agreement or the holders of an aggregate of at least $25 million principal amount outstanding of any other Senior Debt or their representative (a "Payment Blockage Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by set-off or otherwise) may be made by or on behalf of the Issuers or any Guarantor which is an obligor under such Senior Debt on account of the principal of, premium, if any or interest or Additional Amounts on the Subordinated Debt Securities, including any repurchases of Subordinated Debt Securities and rescission payments, or on account of the redemption provisions of the Subordinated Debt Securities, other than payments from the trust described in Article VIII; provided, however, that so long as the Credit Agreement is in effect, a Payment Blockage Notice may only be given by the Representative under the Credit Agreement unless otherwise agreed in writing by the requisite lenders under the Credit Agreement. Notwithstanding the immediately preceding sentence, unless the Senior Debt in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Blockage Notice is delivered as set forth above (the "Payment Blockage Period") (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, the Issuers and the Guarantors, if any, shall be required to pay, unless a Payment Default has then occurred and is continuing, all sums not paid to the Holders of the Subordinated Debt Securities during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Subordinated Debt Securities. Any number of Payment Blockage Notices may be given; provided, however, that (i) not more than one Payment Blockage Notice shall be given within a period of any 360 consecutive days, and (ii) no default that existed upon the date of such Payment Blockage Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Debt) shall be made the basis for the commencement of any other Payment Blockage Period, unless such event of default shall have been cured or waived for a period of not less than 90 days.

(c)   In furtherance of the provisions of Section 12.1, in the event that, notwithstanding the foregoing provisions of this Section 12.2 or the provisions of Section 12.3, any payment or distribution of assets (other than from the trust described in Article VIII and, in the case of Section 12.3, Junior Securities) shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by such provisions, such payment or distribution shall be held in trust for the benefit of the holders of such Senior Debt, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of such Senior Debt remaining unpaid or unprovided for or to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate principal amounts remaining unpaid on account of such Senior Debt held or repre-sented by each, for application to the payment of all such Senior Debt remaining unpaid, to the extent necessary to pay all such Senior Debt in full in Cash or Cash Equivalents or otherwise to the extent holders accept satisfaction of amounts due by settle-ment in other than Cash or Cash Equivalents after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

Section 12.3 <u>Securities Subordinated to Prior Payment of All Senior Debt on Dissolution, Liquidation or Reorganization.</u>

Upon any distribution of assets of either Issuer or any Guarantor upon any dissolution, winding up, total or partial liquidation or reorganization of either Issuer or any Guarantor whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities:

(a) the holders of all Senior Debt of such Issuer or such Guarantor, if any, as applicable, will first be entitled to receive payment on account of all principal of, premium, if any, interest on and fees and other amounts payable in respect of such Senior Debt in full in Cash or Cash Equivalents or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than Cash or Cash Equivalents before the Holders of Subordinated Debt Securities are entitled to receive any payment on account of principal of, premium, if any, and interest or Additional Amounts on the Subordinated Debt Securities, including any repurchase of Subordinated Debt Securi-ties and rescission payments, or on account of the redemption provisions of the Subordinated Debt Securities, other than Junior Securities or from the trust described in Article VIII; and

(b) any payment or distribution of assets of such Issuer or such Guarantor, if any, of any kind or character from any source, whether in Cash, property or securities (other than Junior Securities or from the trust described in Article VIII) to which the Holders of Subordinated Debt Securities or the Trustee on behalf of such Holders would be entitled (by set-off or other-wise), except for the provisions of Article VIII, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of such Senior Debt or their representative to the extent necessary to make payment in full in Cash or Cash Equivalents on all such Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

Section 12.4 <u>Securityholders to Be Subrogated to Rights of Holders of Senior Debt.</u>

Subject to the payment in full in Cash or Cash Equiva-lents of all Senior Debt of the Issuers and the Guarantors, if any, as provided herein, the Holders of Subordinated Debt Securi-ties shall be subrogated to the rights of the holders of such Senior Debt to receive payments or distributions of assets of the Issuers and the Guarantors, if any, applicable to the Senior Debt until all amounts owing on the Subordinated Debt Securities shall be paid in full, and for the purpose of such subrogation no such payments or distributions to the holders of such Senior Debt by or on behalf of the Issuers or the Guarantors, if any, or by or on behalf of the Holders by virtue of this Article XII, which otherwise would have been made to the Holders of Subordinated Debt Securities shall, as between the Issuers and Guarantors, if any, and such Holders, be deemed to be payment by the Issuers or the Guarantors, if any, or on account of such Senior Debt, it being understood that the provisions of this Article XII are and are intended solely for the purpose of defining the relative rights of the Holders of Subordinated Debt Securities, on the one hand, and the holders of such Senior Debt, on the other hand.

If any payment or distribution to which the Holders would otherwise have been entitled but for the provisions of this Article XII shall have been applied, pursuant to the provisions of this Article XII, to the payment of amounts payable under Senior Debt of the Issuers or the Guarantors, if any, then the Holders of Subordinated Debt Securities shall be entitled to re-ceive from the holders of such Senior Debt any payments or distributions received by such holders of Senior Debt in excess of the amount sufficient to pay all amounts payable under or in respect of such Senior Debt in full in Cash or Cash Equivalents.

Section 12.5 <u>Obligations of the Issuers Unconditional.</u>

Nothing contained in this Article XII or elsewhere in this Indenture or in the Subordinated Debt Securities is intended to or shall impair, as between the Issuers and Guarantors, if any, and any Holders, the obligation of each such person, which is absolute and unconditional, to pay to the Holders the principal of, premium, if any, and interest on the Subordinated Debt Securities as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders and creditors of the Issuers and the Guarantors, if any, other than the holders of the Senior Debt, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article XII and under the _proviso_ to Section 6.2, of the holders of Senior Debt in respect of Cash, property or securities of the Issuers or the Guarantors, if any, received upon the exercise of any such remedy or otherwise. Notwithstanding anything to the contrary in this Article XII or elsewhere in this Indenture or in the Subordinated Debt Securities, upon any distribution of assets of the Issuers referred to in this Article XII, the Trustee, subject to the provisions of Sections 6.1 and 6.2, and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating Trustee or agent or other person making any distribution to the Trustee or to the Holders for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Debt and other Indebtedness of the Issuers and the Guarantors, if any, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XII so long as such court has been apprised of the provisions of, or the order, decree or certificate makes reference to, the provisions of this Article XII. Nothing in this Section 12.5 shall apply to the claims of, or payments to, the Trustee under or pursuant to Section 6.7.

Section 12.6 Trustee Entitled to Assume Payments Not Prohibited in Absence of Notice.

The Trustee shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee unless and until a Trust Officer of the Trustee or any Paying Agent shall have received, no later than two Business Days prior to such payment, written notice thereof from the Issuers or from one or more holders of Senior Debt or from any representative therefor and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of Sections 7.1 and 7.2, shall be entitled in all respects conclusively to assume that no such fact exists. The Issuers shall give prompt written notice to the Trustee of any fact actually known to the Issuers which would prohibit the making of any payment to or by the Trustee in respect of the Subordinated Debt Securities.

Section 12.7 <u>Application by Trustee of Assets Deposited with It.</u>

Amounts deposited in trust with the Trustee pursuant to and in accordance with Article VIII shall be for the sole benefit of Securityholders and, to the extent allocated for the payment of Subordinated Debt Securities, shall not be subject to the subordination provisions of this Article XII. Otherwise, any deposit of assets with the Trustee or any Paying Agent (whether or not in trust) for the payment of principal of or interest on any Subordinated Debt Securities shall be subject to the provisions of Sections 12.1, 12.2, 12.3 and 12.4; <u>provided</u> that, if prior to two Business Days preceding the date on which by the terms of this Indenture any such assets may become distributable for any purpose (including without limitation, the payment of either principal of or interest on any Subordinated Debt Security) the Trustee or such Paying Agent shall not have received with respect to such assets the written notice provided for in Section 12.6, then the Trustee or such Paying Agent shall have full power and authority to receive such assets and to apply the same to the purpose for which they were received, and shall not be affected by any notice to the contrary which may be received by it on or after such date.

Section 12.8 <u>Subordination Rights Not Impaired by Acts or Omissions of the Issuers, Guarantors or Holders of Senior Debt, etc.; Modifications.</u>

No right of any present or future holders of any Senior Debt to enforce subordination provisions contained in this Article XII shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuers, the Guarantors, if any, or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Issuers or the Guarantors, if any, with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with. The holders of Senior Debt may extend, renew, modify or amend the terms of the Senior Debt or any security therefor and release, sell or exchange such security and otherwise deal freely with the Issuers and the Guarantors, if any, all without affecting the liabilities and obligations of the parties to this Indenture or the Holders. The subordination provisions are solely for the benefit of the holders from time to time of Senior Debt and may not be rescinded, canceled, amended or modified in any way other than any amendment or modification that would not adversely affect the rights of any holder of Senior Debt or any amendment or modification that is consented to by each holder of Senior Debt that would be affected thereby. The subordination provisions of this Article XII shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Senior Debt is, pursuant to applicable law, avoided, recovered or rescinded or must otherwise be restored or returned by any holder of Senior Debt, whether as a "voidable preference," "fraudulent conveyance," "fraudulent transfer," or otherwise, all as though such payment or performance had not been made.

Section 12.9 Securityholders Authorize Trustee to Effectuate Subordination of Securities.

Each Holder of the Subordinated Debt Securities by his acceptance thereof authorizes and expressly directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate the subordination provisions contained in this Article XII and to protect the rights of the Holders pursuant to this Indenture, and appoints the Trustee his attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Issuers or any Guarantor (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Issuers and the Guarantors, if any), the immediate filing of a claim for the unpaid balance of his Subordinated Debt Securities in the form required in said proceedings and cause said claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of the Senior Debt or their representative are or is hereby authorized to have the right to file and are or is hereby authorized to file an appropriate claim for and on behalf of the Holders of said Subordinated Debt Securities. Nothing herein contained shall be deemed to authorize the Trustee or the holders of Senior Debt or their representative to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Subordinated Debt Securities or the rights of any Holder thereof, or to authorize the Trustee or the holders of Senior Debt or their representative to vote in respect of the claim of any Securityholder in any such proceeding.

Section 12.10 Right of Trustee to Hold Senior Debt.

The Trustee shall be entitled to all of the rights set forth in this Article XII in respect of any Senior Debt at any time held by it to the same extent as any other holder of Senior Debt, and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

Section 12.11 Article XII Not to Prevent Events of Default.

The failure to make a payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities by reason of any provision of this Article XII shall not be construed as preventing the occurrence of a Default or an Event of Default under Section 7.1 or in any way limit the rights of the Trustee or any Holder to pursue any other rights or remedies with respect to the Subordinated Debt Securities.

Section 12.12 No Fiduciary Duty of Trustee to Holders of Senior Debt.

Notwithstanding anything to the contrary herein, the Trustee shall not be deemed to owe any fiduciary duty to any present or future holders of Senior Debt, and shall not be liable to any such holders (other than for its wilful misconduct or negligence) if it shall in good faith mistakenly pay over or distribute to the Holders of Subordinated Debt Securities or the Issuers or Guarantors, if any, or any other person, Cash, property or securities to which any holders of Senior Debt shall be entitled by virtue of this Article XII or otherwise. The Trustee undertakes to perform or to observe only such of the covenants and obligations as are specifically set forth in this Article XII, and no implied covenants or obligations with respect to such holders of Senior Debt shall be implied in this Indenture against the Trustee. Nothing in this Section 12.12 shall affect the obligation of any other such person to hold such payment for the benefit of, and to pay such payment over to, the holders of Senior Debt or their representative. In the event of any conflict between the fiduciary duty of the Trustee to the Holders of Subordinated Debt Securities and its duty to the holders of Senior Debt, the Trustee is expressly authorized to resolve such conflict in favor of the Holders.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 TIA Controls.

If any provision of this Indenture limits, qualifies, or conflicts with the duties imposed by operation of the TIA, the imposed duties, upon qualification of this Indenture under the TIA, shall control.

Section 13.2 __Notices.__

Any notices or other communications to the Issuers, the Guarantors or the Trustee required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

if to the Issuers or any Guarantor:

    Sun International Hotels Limited
    Coral Towers
    Paradise Island, The Bahamas
    Attention: General Counsel
    Telephone: (242) 363-3000
    Telecopy: (242) 363-3703

if to the Trustee:

    The Bank of New York
    101 Barclay Street, Floor 21 West
    New York, New York 10286
    Attention: Corporate Trust Trustee Administration
    Telephone: (212) 815-5192
    Telecopy: (212) 815-5915

The Issuers, the Guarantors, if any, or the Trustee by notice to each other party may designate additional or different addresses as shall be furnished in writing by such party. Any notice or communication to the Issuers, the Guarantors or the Trustee shall be deemed to have been given or made as of the date so delivered, if personally delivered; when receipt is acknowledged, if telecopied; and 5 Business Days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).

Any notice or communication mailed to a Securityholder shall be mailed to him by first class mail or other equivalent means at his address as it appears on the registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.

Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its suffi-ciency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Section 13.3 Communications by Holders with Other Holders.

Securityholders may communicate pursuant to TIA § 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Issuers, the Guarantors, the Trustee, the Registrar and any other person shall have the protection of TIA § 312(c).

Section 13.4 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuers to the Trustee to take any action under this Indenture, the Issuers shall furnish to the Trustee:

(1) an Officers' Certificate (in form and substance reasonably satisfactory to the Trustee) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel (in form and substance reasonably satisfactory to the Trustee) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 13.5 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that the person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with; _provided_, _however_, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

Section 13.6 <u>Rules by Trustee, Paying Agent, Registrar.</u>

The Trustee may make reasonable rules for action by or at a meeting of Securityholders. The Paying Agent or Registrar may make reasonable rules for its functions.

Section 13.7 <u>Legal Holidays.</u>

A "Legal Holiday" used with respect to a particular place of payment is a Saturday, a Sunday or a day on which banking institutions in New York, New York are not required to be open. If a payment date is a Legal Holiday in New York, New York, payment may be made at such place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 13.8 <u>Governing Law.</u>

THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. THE ISSUERS AND EACH GUARANTOR HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE AND THE SECURITIES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. THE ISSUERS AND EACH GUARANTOR IRREVOCABLY WAIVE, TO THE FULLEST EXTENT THEY MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, TRIAL BY JURY AND ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE TRUSTEE OR ANY SECURITYHOLDER TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE ISSUERS OR ANY GUARANTOR IN ANY OTHER JURISDICTION.

Section 13.9 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan or debt agreement of any of the Issuers, the Guarantors or any of their Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.10 No Recourse Against Others.

A director, officer, employee, stockholder or incorporator, as such, of the Issuers or the Guarantors shall not have any liability for any obligations of the Issuers or the Guarantors under the Securities or this Indenture. Each Securityholder by accepting a Security waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Securities.

Section 13.11 Successors.

All agreements of the Issuers and the Guarantors in this Indenture and the Securities shall bind their successors. All agreements of the Trustee in this Indenture shall bind its successor.

Section 13.12 Duplicate Originals.

All parties may sign any number of copies or counterparts of this Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

Section 13.13 Severability.

In case any one or more of the provisions in this Indenture or in the Securities shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

Section 13.14 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and the Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

SIGNATURE

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

SUN INTERNATIONAL HOTELS LIMITED

By: _____
      Name:
      Title:

SUN INTERNATIONAL NORTH AMERICA, INC.

By: _____
      Name:
      Title:

THE BANK OF NEW YORK, as Trustee

By: _____
      Name:
      Title:

GUARANTORS:

SUN INTERNATIONAL BAHAMAS LIMITED

By: _____
      Name:
      Title:

PARADISE ISLAND LIMITED

By: _____
      Name:
      Title:

ISLAND HOTEL COMPANY LIMITED

By: _____
      Name:
      Title:

PARADISE BEACH INN LIMITED

By: _____
      Name:
      Title:

PARADISE ENTERPRISES LIMITED

By: _____
      Name:
      Title:

PARADISE ACQUISITIONS LIMITED

By: _____
      Name:
      Title:

SUN INTERNATIONAL MANAGEMENT LIMITED

By: _____
      Name:
      Title:

SUN COVE, LTD.

By: _____
    Name:
    Title:

RESORTS INTERNATIONAL HOTEL, INC.

By: _____
    Name:
    Title:

GGRI, INC.

By: _____
    Name:
    Title:

Exhibit 2.3 (a)

$200,000,000

SUN INTERNATIONAL HOTELS LIMITED
SUN INTERNATIONAL NORTH AMERICA, INC.

8 7/8% Senior Subordinated Notes due 2011

PURCHASE AGREEMENT

August 9, 2001

PURCHASE AGREEMENT

August 9, 2001

DEUTSCHE BANC ALEX. BROWN INC.
BEAR, STEARNS & CO. INC.
CIBC WORLD MARKETS CORP.
BANC OF AMERICA SECURITIES LLC
WELLS FARGO BROKERAGE SERVICES, LLC
FLEET SECURITIES, INC.
THE ROYAL BANK OF SCOTLAND PLC

    c/o Deutsche Banc Alex. Brown Inc.
    130 Liberty Street
    New York, New York 10006

Ladies and Gentlemen:

Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas ("Sun International"), and Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Sun International ("SINA" and, collectively with Sun International, the "Issuers"), propose, subject to the terms and conditions stated herein, to issue and sell to you (the "Initial Purchasers") $200,000,000 aggregate principal amount of their 8 7/8% Senior Subordinated Notes due 2011 (the "Securities"), to be issued pursuant to an indenture dated the Closing Date (the "Indenture") between the Issuers, the Guarantors signatory hereto (the "Guarantors") and The Bank of New York, as trustee (the "Trustee"). The Securities are to be guaranteed (the "Guarantees") by the Guarantors. The Guarantees shall be in the form contained in the Indenture. Unless the context requires otherwise, all references herein to the Securities shall be deemed to include the Guarantees.

The Securities will be offered and sold to the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the "Act"), in reliance on an exemption therefrom. The Issuers have prepared a preliminary offering memorandum, dated August 2, 2001 (such preliminary offering memorandum being hereinafter referred to as the "Preliminary Offering

Memorandum"), and an offering memorandum, dated August 9, 2001 (such offering memorandum, in the form first furnished to the Initial Purchasers for use in connection with the offering of Securities, being hereinafter referred to as the "Offering Memorandum"), setting forth information regarding the Issuers and the Securities. Each Issuer hereby confirms that it has authorized the use of the Preliminary Offering Memorandum and the Offering Memorandum in connection with the offering and resale of the Securities. All capitalized terms used and not defined herein shall have the meaning set forth in the Offering Memorandum.

The Issuers understand that you propose to make an offering of the Securities on the terms set forth in the Offering Memorandum, as soon as you deem advisable after this Agreement has been executed as delivered, (i) to persons in the United States whom you reasonably believe to be qualified institutional buyers ("Qualified Institutional Buyers") as defined in Rule 144A promulgated by the Securities and Exchange Commission (the "Commission") under the Act, as such rule may be amended from time to time ("Rule 144A"), in a transaction under Rule 144A and (ii) to non- "U.S. persons" (as defined in Regulation S under the Act).

The Initial Purchasers and their direct and indirect transferees of the Securities will be entitled to the benefits of the Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (the "Registration Rights Agreement"), pursuant to which the Issuers and the Guarantors have agreed, among other things, to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") registering the Securities or the Exchange Securities (as defined in the Registration Rights Agreement) under the Act.

1. **Representations and Warranties of the Issuers and the Guarantors.** Each of the Issuers and Guarantors, jointly and severally, represents and warrants to, and agrees with, you that:

(a) As of their respective dates, the Offering Memorandum and the Preliminary Offering Memorandum do not, and at the Closing Date (as defined herein) the Offering Memorandum will not, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties contained in this paragraph (a) shall not apply to statements in or omissions from the Preliminary Offering Memorandum or the Offering Memorandum (or any supplement or amendment to them) made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Issuers by such Initial Purchaser in writing for use in the Preliminary Offering Memorandum or the Offering

Memorandum (or any supplement or amendment to them). The Issuers and the Initial Purchasers acknowledge for all purposes under this Agreement (including this paragraph and Section 6 hereof) that the statements set forth in the last paragraph of the cover page of the Offering Memorandum, the first, second and third paragraphs and the penultimate sentence of the sixth paragraph of the section entitled "Plan of Distribution" in the Offering Memorandum constitute the only information (the "Initial Purchasers' Information") furnished to the Issuers by or on behalf of any Initial Purchaser expressly for use in the Preliminary Offering Memorandum or the Offering Memorandum and that the Initial Purchasers shall not be deemed to have provided any information (and therefore are not responsible for any statements or omissions) pertaining to any arrangement or agreement with respect to any party other than the Initial Purchasers.

(b) Each Issuer and Guarantor has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to carry on its business as it is currently being conducted or is proposed to be conducted (as discussed in the Offering Memorandum) and to own, lease and operate its properties, and each is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified could not, singly or in the aggregate, have a material adverse effect on the properties, results of operations, financial condition or prospects of Sun International and its subsidiaries, taken as a whole (a "Material Adverse Effect").

(c) Each of the Issuers and the Guarantors has all requisite corporate power and authority to execute, deliver and perform its respective obligations under the Registration Rights Agreement and the Indenture.

(d) The capitalization of Sun International is as set forth in the Offering Memorandum under the caption "Capitalization" in the column "Actual." All of the issued and outstanding shares of capital stock of, or other ownership interests in, each of the Guarantors are duly authorized and validly issued and fully paid and nonassessable, and owned by Sun International, free and clear of any security interest, mortgage, pledge, claim, lien, encumbrance or adverse interest of any nature (each, a "Lien") and of any restrictions on transfer, voting trusts or other defects of title whatsoever except for the pledges of the shares of Sun International's subsidiaries under the Third Amended and Restated Revolving Credit Agreement dated as of November 1, 1999, as amended, among Sun International Bahamas Limited, Sun International, certain of Sun International's subsidiaries and certain financial institutions and The Bank of Nova Scotia, as administrative and collateral agent (the "Existing Credit Agreement"). There are no outstanding subscriptions, rights, warrants, options, calls, convertible or exchangeable securities, commitments of sale or Liens related to or entitling any person to purchase or otherwise to acquire any shares of the capital stock of, or other ownership interest in, Sun International or any Guarantor, except as disclosed in the Offering Memorandum. All of the subsidiaries of the Issuers are listed in Schedule 2(c) attached hereto.

(e) The Securities, the Guarantees, the Indenture and the Registration Rights Agreement conform in all material respects to the descriptions thereof contained in the Offering Memorandum.

(f) All the outstanding shares of capital stock of Sun International have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive or similar rights; the relinquishment agreement between Trading Cove Associates ("TCA") and the Mohegan Tribe conforms in all material respects to the description thereof contained in the Offering Memorandum; each of the agreements described in the Offering Memorandum to which Sun International, any of its subsidiaries, Sun International Management Limited ("SIML"), or TCA is a party conforms in all material respects to the description thereof contained in the Offering Memorandum, and Sun International believes that each such agreement is effective and enforceable against the other party, except as disclosed in the Offering Memorandum.

(g) Neither Sun International nor any of its subsidiaries is (i) in violation of its respective charter or by-laws, (ii) in breach or violation of any statute, judgment, decree, order, rule or regulation applicable to any of them or any of their respective properties or assets, or (iii) in default in the performance of any obligation, bond, agreement, debenture, note, or any other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument to which Sun International or any of its subsidiaries is a party or by which it or any of them is bound, or to which any of the property of Sun International or any of its subsidiaries is subject except, in the case of clauses (ii) and (iii), for such defaults that could not reasonably be expected to have a Material Adverse Effect.

(h) Each Issuer and Guarantor has all the requisite corporate power to execute, deliver and perform its obligations under this Agreement and to authorize, issue and sell the Securities and Guarantees being sold by it. The execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Indenture, the issuance and sale of the Securities, compliance by each Issuer and each Guarantor with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not require any consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental body (except those already received and such as may be required under state securities laws or Blue Sky laws and with respect to the Registration Rights Agreement, the Act and the regulations of the National Association of Securities Dealers, Inc. (the "NASD")) and will not conflict with or constitute a breach or violation of (i) any of the charters or by-laws of Sun International or any of its subsidiaries, (ii) any of the terms or provisions of, or constitute a default under or cause an acceleration of, any obligation, bond, agreement or condition contained in any bond, note, debenture or other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument (other than the necessary consent under the Existing Credit Agreement) to which Sun International or any of its subsidiaries is a party or by which it or any of them is bound, or to which any of the property of Sun International or any of its subsidiaries is subject or (iii) any laws, administrative regulations or rulings or orders of any court or governmental agency, body or official having jurisdiction over Sun International, any of its subsidiaries or their respective properties, except in the case of clauses (ii) and (iii) for such conflicts, breaches or violations that could not reasonably be expected to have a Material Adverse Effect.

(i) No action has been taken and no statute, rule, regulation or order has been enacted, adopted or issued by any governmental body, agency or official which prevents the issuance of the Securities, prevents or suspends the use of the Offering Memorandum or the Preliminary Offering Memorandum or suspends the sale of the Securities in any jurisdiction referred to in Section 3(a) hereof; no injunction, restraining order or order of any nature by any foreign, federal or state court of competent jurisdiction has been issued with respect to Sun International or any of its subsidiaries which would prevent or suspend the issuance or sale of the Securities or the use of the Offering Memorandum or the Preliminary Offering Memorandum in any jurisdiction referred to in Section 3(a) hereof; and no action, suit or proceeding before any court or arbitrator or any governmental body, agency or official, domestic or foreign, is pending against or, to the best knowledge of Sun International, threatened against, Sun International or any of its subsidiaries which, if adversely determined, could interfere with or adversely affect the issuance of the Securities or in any manner draw into question the validity of this Agreement, the Securities, the Indenture or the Registration Rights Agreement.

(j) There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, pending against or, to the knowledge of Sun International, affecting Sun International or any of its subsidiaries or any of their respective assets or properties, which could have a Material Adverse Effect, or which could materially and adversely affect the performance by either Issuer or any Guarantor of its obligations pursuant to this Agreement or the transactions contemplated hereby and, to the best knowledge of

Sun International, except as disclosed in the Offering Memorandum, no such action, suit or proceeding is threatened or contemplated.

(k) Except as disclosed in the Offering Memorandum, (i) neither Sun International nor any of its subsidiaries is in violation of any federal, state, local or foreign laws or regulations relating to pollution or protection of human health or the environment (collectively, the "Environmental Laws"); and (ii) (A) neither Sun International nor any of its subsidiaries has received any communication (written or oral), whether from a governmental authority or otherwise, alleging any such violation or noncompliance, and there are no circumstances, either past or present or that are reasonably foreseeable, that could reasonably be expected to lead to such violation in the future, (B) there is no pending or, to the best of Sun International's knowledge, threatened claim, action, investigation or notice (written or oral) by any person or entity alleging potential liability for investigatory, cleanup, or governmental responses costs, or natural resources or property damages, or personal injuries, attorneys' fees or penalties, relating to (x) the presence in or release into the environment of any emissions, discharges or releases of toxic or hazardous substances, materials or wastes or petroleum and petroleum products at any location owned, leased or operated by Sun International or any of its subsidiaries, now or in the past, or (y) circumstances forming the basis of any violation or alleged violation of any Environmental Law (collectively, "Environmental Claims") and (C) to the best knowledge of Sun International, there are no past or present actions, activities, circumstances, conditions, events or incidents that could form the basis of any Environmental Claim against Sun International or any of its subsidiaries, now or in the past, or against any person or entity whose liability for any Environmental Claim Sun International or any of its subsidiaries has retained or assumed either contractually or by operation of law, in each of clauses (i) and (ii) that could reasonably be expected to have a Material Adverse Effect.

(l) Except as disclosed in the Offering Memorandum, (i) each of Sun International, its subsidiaries, the persons listed as executive officers under the caption "Management" in the Offering Memorandum, TCA and SIML has all certificates, consents, exemptions, orders, permits, licenses, authorizations or other approvals or rights of and from, and has made all declarations and filings with, all foreign, federal, state, local and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, including, without limitation, all such authorizations with respect to engaging in gaming, hotel and resort operations, as applicable, in The Bahamas, Connecticut, New Jersey, Mauritius and the Maldives required to own, lease, license and use its properties and assets and to conduct its current business in the manner described in the Offering Memorandum (each, an "Authorization"), except to the extent that the failure to possess such Authorizations could not reasonably be expected to have a Material Adverse Effect; (ii) all such

Authorizations are valid and in full force and effect, except as could not reasonably be expected to have a Material Adverse Effect; (iii) each of Sun International, its subsidiaries, each of the persons listed as executive officers under the caption "Management" in the Offering Memorandum, TCA and SIML is in compliance in all respects with the terms and conditions of all such Authorizations and with the rules and regulations of the regulatory authorities and governing bodies having jurisdiction with respect thereto, except as could not reasonably be expected to have a Material Adverse Effect, and (iv) none of Sun International, its subsidiaries, the persons listed as executive officers under the caption "Management" in the Offering Memorandum, SIML nor TCA has received any notice of proceedings relating to the revocation or modification of any such Authorization and no such Authorization contains any restrictions except as could not reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Offering Memorandum, none of Sun International, any of its subsidiaries, any of the persons listed as executive officers under the caption "Management" in the Offering Memorandum, SIML nor TCA has any reason to believe that (i) any Regulatory Authority (as defined below) is considering modifying, limiting, conditioning, suspending, revoking or not renewing any such Authorizations of Sun International, any of its subsidiaries, any of the persons listed as executive officers under the caption "Management" in the Offering Memorandum, SIML or TCA or (ii) that the National Indian Gaming Commission, the Bureau of Indian Affairs, or regulatory authorities in The Bahamas, Connecticut, New Jersey, Mauritius or the Maldives (collectively the "Regulatory Authorities"), or any other governmental agencies are investigating Sun International, any of its subsidiaries, SIML or TCA or related parties (other than normal overseeing reviews of the Regulatory Authorities incident to the gaming, hotel or casino activities of Sun International, its subsidiaries, any of the persons listed as executive officers under the caption "Management" in the Offering Memorandum, SIML and TCA), which investigation could reasonably be expected to have a Material Adverse Effect.

(m) Except as disclosed in the Offering Memorandum or as could not reasonably be expected to have a Material Adverse Effect, Sun International and each of its subsidiaries has good and valid title, free and clear of all Liens except Liens for taxes not yet due and payable and except for the pledges under the Existing Credit Agreements, to all property and assets described in the Offering Memorandum as being owned by it and such properties and assets are in the condition and suitable for use as so described. All leases to which Sun International or any of its subsidiaries is a party are valid and binding and no default has occurred or is continuing thereunder, which could reasonably be expected to have a Material Adverse Effect.

(n) Sun International, SINA and each Guarantor maintain insurance at least in such amounts and covering at least such risks as is adequate for the conduct of their respective businesses and the value of their respective properties.

(o) The accountants, Arthur Andersen LLP, that have certified the applicable financial statements of Sun International and SINA, filed with the Commission, are independent public accountants with respect to such corporations as applicable, as required by the Act.

(p) The financial statements, together with the related schedules and notes included in the Offering Memorandum, comply as to form in all material respects with the requirements of the Act and present fairly the consolidated financial position, results of operations and changes in financial position of Sun International, SINA and their subsidiaries at the respective dates or for the respective periods to which they apply; such statements and related schedules and notes have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") consistently applied throughout the periods involved, except as disclosed therein; and the other financial and statistical information and data set forth in the Offering Memorandum are accurately presented and prepared on a basis consistent with such financial statements and the books and records of Sun International and SINA, as applicable. The pro forma financial statements and other pro forma financial information included in the Offering Memorandum present fairly in all material respects the information shown therein, have been prepared in accordance with the Commission's rules and guidelines with respect to pro forma financial statements, have been properly compiled on the pro forma bases described therein, and, in the opinion of Sun International, the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions or circumstances referred to therein, except that Regulation S-X of the Act does not require, and does not provide rules and guidelines with respect to presentation of the financial statements for the last twelve months ended June 30, 2001.

(q) Except as described in the Offering Memorandum, subsequent to the respective dates as of which information is given in the Offering Memorandum and up to the Closing Date (i) neither Sun International nor any of its subsidiaries has incurred any liabilities or obligations, direct or contingent, which are material to Sun International and its subsidiaries, singly or in the aggregate, nor entered into any material transaction not in the ordinary course of business, (ii) there has been no decision or judgment in the nature of litigation, administrative or regulatory proceedings or arbitration that could reasonably be expected to have a Material Adverse Effect and (iii) there has not been any material adverse change or any development which could involve, singly or in the aggregate, a material adverse change, in the properties, results of operations, financial condition or prospects of Sun International and its subsidiaries, taken as a whole (any of the items set forth in clauses (i), (ii), or (iii) of this paragraph (q), a "Material Adverse Change").

(r) Neither Sun International nor any of its subsidiaries is (i) an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act") or (ii) a "holding company" or a "subsidiary company" of a holding company, or an "affiliate" thereof within the meaning of the Public Utility Holding Company Act of 1935, as amended.

(s) No authorization, approval, consent or order of, or filing with, any court or governmental body, agency or official, including the Regulatory Authorities, is necessary in connection with the transactions contemplated by this Agreement except such as may be required by the state securities or Blue Sky laws or regulations and, with respect to the Registration Rights Agreement, the Act and the regulations of the NASD; neither Sun International nor any of its affiliates is presently doing business with the government of Cuba or with any person or affiliate located in Cuba; each of this Agreement, the Offering Memorandum, the Indenture and the Registration Rights Agreement has been presented to the Regulatory Authorities to the extent required by law, and such documents and the transactions contemplated hereby or thereby have been approved by or on behalf of the Regulatory Authorities to the extent required by law, and such approvals have not been revoked, modified or rescinded.

(t) Sun International and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(u) All material Tax (as defined below) returns required to be filed by Sun International and each of its subsidiaries in any jurisdiction have been filed and all such returns are true, complete and correct in all material respects. All material Taxes that are due or claimed to be due from Sun International and its subsidiaries have been paid other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by adequate proceedings and, in either case, for which adequate reserves have been established on the books and records of Sun International and its consolidated subsidiaries in accordance with GAAP. Sun International and its subsidiaries are not parties to any material pending action, proceeding, inquiry or investigation by any governmental authority for the assessment or collection of Taxes, nor does Sun International have any knowledge of any such proposed or threatened action, proceeding, inquiry, or investigation. For purposes of this Agreement, the terms "Tax" and "Taxes" shall mean all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additional to tax, or penalties applicable thereto.

(v) None of the Issuers nor any agent acting on their behalf has taken or will take any action that is reasonably likely to cause the issuance or sale of the Securities to violate Regulation T, U or X of the Board of Governors of the Federal Reserve System, in each case as in effect on the Closing Date.

(w) All of Sun International's subsidiaries that are not Guarantors when considered together as if one subsidiary would not constitute a "significant subsidiary" as such term is defined in or by Regulation S-X under the Act.

(x) The Securities and the Guarantees to be issued and sold hereunder have been duly and validly authorized by the Issuers and the Guarantors, respectively, and the Securities and the Guarantees, when they are authenticated by the Trustee and issued, sold and delivered in accordance with this Agreement and the Indenture against payment therefor as provided by this Agreement, will have been duly and validly executed, authenticated, issued and delivered and will constitute valid and binding obligations of the Issuers and the Guarantors, respectively, enforceable against the Issuers and the Guarantors, respectively, in accordance with their terms and entitled to the benefits provided by the Indenture, except to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity.

(y) The Indenture has been duly and validly authorized and, when executed and delivered by the Issuers, the Guarantors and the Trustee, will constitute a valid and binding obligation of the Issuers and the Guarantors, enforceable against each of them in accordance with its terms, except to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity.

(z) Each of this Agreement and the Registration Rights Agreement has been duly and validly authorized, executed and delivered by the Issuers and the Guarantors and constitutes a valid and binding agreement of the Issuers and the Guarantors, enforceable against each of them in accordance with its terms, except (i) to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity and (ii) as rights to indemnity and contribution hereunder may be limited by applicable law.

(aa) When the Securities are issued and delivered pursuant to this Agreement, such Securities will not be of the same class (within the meaning of Rule 144A) as securities of Sun International or any of its subsidiaries which are listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.

(bb) None of Sun International, SINA, the Guarantors or any of their subsidiaries or any affiliate of any of them (as defined in Rule 501(b) under the Act) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Act) which is or will be integrated with the sale of the Securities in a manner that would require the registration of the Securities under the Act; provided, however, that the Issuers and Guarantors make no representations or warranties as to the activities of the Initial Purchasers.

(cc) None of Sun International, SINA, the Guarantors or any of their subsidiaries or any person acting on their behalf has (i) engaged, in connection with the offering of the Securities, in any form of general solicitation or general advertising (as those terms are used within the meaning of Regulation D under the Act) or (ii) solicited offers for, or offered or sold, such Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Act; provided, however, that the Issuers and Guarantors make no representations or warranties as to the activities of the Initial Purchasers.

(dd) Each certificate signed by any officer of Sun International or any of its subsidiaries and delivered to the Initial Purchasers or counsel for the Initial Purchasers in connection herewith shall be deemed to be a representation and warranty by Sun International or such subsidiary to each Initial Purchaser as to the matters covered thereby.

2. Purchase, Sale and Delivery of the Securities. On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, (i) the Issuers hereby agree to issue and sell the Securities to the several Initial Purchasers, and (ii) each Initial Purchaser hereby agrees, severally and not jointly, to purchase from the Issuers, at a purchase price of 98.00% of the principal amount thereof (the "Purchase Price"), the respective principal amount of Securities set forth in Schedule I hereto opposite the name of such Initial Purchaser, plus accrued interest, if any, from August 14, 2001 to the Closing Date.

Delivery of and payment of the Purchase Price for the Securities shall be made in your offices at 130 Liberty Street, New York, New York 10006, or at such other location as may be mutually acceptable. Such delivery and payment shall be made at 10:00 a.m., New York time, on August 14, 2001, or at such other time as shall be agreed upon by you and the Issuers. The time and date of such delivery and payment are herein called the "Closing Date." Delivery of the Securities shall be made to you for your account against payment of the purchase price for the Securities by wire transfer of immediately available funds to an account or accounts to be designated by the Issuers at least one business day prior to the Closing Date.

The Securities shall be registered in such name or names and in such authorized denominations as you may request in writing at least two full business days prior to the Closing Date. The Issuers will permit you to examine and package such Securities for delivery at least one full business day prior to the Closing Date.

The Initial Purchasers have advised the Issuers that the Initial Purchasers propose to offer the Securities for resale upon the terms and conditions set forth in this Agreement and in the Offering Memorandum. Each of the Initial Purchasers hereby, severally, and not jointly, represents and warrants to, and agrees with, the Issuers that it (i) has not and will not solicit offers for, or offer or sell, such Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Act, and has not engaged and will not engage in any directed selling efforts in connection with the Securities and has complied and will comply with the offering restrictions requirement of Regulation S, (ii) will solicit offers for such Securities pursuant to Rule 144A, Regulation S or resales not involving a public offering, as applicable, only from, and will offer, sell or deliver such Securities, as part of its distribution thereof, only to, respectively, (A) in the case of offers inside the United States, persons in the United States whom it reasonably believes to be qualified institutional buyers within the meaning of Rule 144A ("Qualified Institutional Buyers") or, if any such person is buying for one or more institutional accounts for which such person is acting as fiduciary or agent, only when such person has represented to the Initial Purchasers that each such account is a Qualified Institutional Buyer, to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A, and, in each case, in transactions under Rule 144A and (B) in the case of offers outside the United States, to persons other than U.S. persons ("non-U.S. purchasers," which term shall include dealers or other professional fiduciaries in the United States acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)); provided, however, that, in the case of this clause (B), in purchasing such Notes such persons are deemed to have represented and agreed as provided under the caption "Notice to Investors" contained in the Offering Memorandum (or, if the Offering Memorandum is not in existence, in the Preliminary Offering Memorandum).

Each Initial Purchaser severally agrees that, at or prior to confirmation of sale of the Securities, other than a sale pursuant to Rule 144A, such Initial Purchaser will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases the Securities from it during the restricted period a confirmation or notice to substantially the following effect:

"The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not to be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the date of the commencement of the offering and the closing date, except in either case in accordance with Regulation S (or Rule 144A if available) under the Securities Act. Terms used above have the meanings given to them by Regulation S."

3. Covenants of the Issuers. Each Issuer and Guarantor covenants and agrees with you as follows:

(a) Each Issuer and Guarantor will cooperate with the Initial Purchasers in endeavoring to qualify the Securities for sale under the securities laws of such jurisdictions as the Initial Purchasers may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided that no Issuer or Guarantor shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Issuers and Guarantors will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Initial Purchasers may reasonably request for distribution of the Securities.

(b) At any time prior to the completion of the distribution of the Securities by the Initial Purchasers to purchasers who are not affiliates thereof, the Issuers will give the Initial Purchasers notice of their intention to prepare any supplement or amendment to the Offering Memorandum, will furnish the Initial Purchasers with copies of any such amendment, supplement or other document a reasonable amount of time prior to such proposed filing or use, and will not use any such amendment or supplement to which the Initial Purchasers or counsel for the Initial Purchasers shall reasonably object within five days of being furnished a copy thereof.

(c) The Issuers have furnished or will furnish to the Initial Purchasers such number of copies of the Offering Memorandum (as amended or supplemented) as the Initial Purchasers may reasonably request.

(d) At any time prior to the completion of the distribution of the Securities by the Initial Purchasers to purchasers who are not affiliates thereof, the Issuers will advise you promptly and, if requested by you, confirm such advice in writing, of the happening of any event that makes any statement of a material fact made in the Offering Memorandum (as amended or supplemented from time to time) untrue or which requires the making of any addition to or change in the Offering Memorandum (as amended or supplemented from time to time) in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, during the period specified in the first sentence of this paragraph, any event shall occur as a result of which it is necessary, in the reasonable opinion of counsel for the Initial Purchasers, to amend or supplement the Offering Memorandum in order to make the Offering Memorandum not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, the Issuers will forthwith amend or supplement the Offering Memorandum (in form and substance reasonably satisfactory to counsel for the Initial Purchasers) so that, as so amended or supplemented, the Offering Memorandum will not include an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to the purchaser, not misleading, and the Issuers will furnish to the Initial Purchasers a reasonable number of copies of such amendment or supplement.

(e) At any time prior to completion of the distribution of the Securities by the Initial Purchasers to purchasers who are not affiliates thereof, Sun International and each of its subsidiaries will, as required, file promptly all documents required to be filed with the Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act.

(f) None of Sun International, SINA, the Guarantors or their subsidiaries will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising.

(g) None of Sun International, SINA, the Guarantors or their subsidiaries or any affiliate of any of them (as defined in Rule 501(b) of the Act) will offer, sell or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Act) which will be integrated with the sale of the Securities in a manner that would require the registration of the Securities under the Act.

(h) During the period from the Closing Date to two years after the Closing Date, none of Sun International, SINA, the Guarantors or their subsidiaries will not, and will not permit any "affiliate" (as defined in Rule 144 under the Act) of any of them to, resell any of the Securities that have been reacquired by them, except for Securities purchased by Sun International or its subsidiaries or any of their affiliates and resold in a transaction registered under the Act.

(i) Sun International and SINA will, so long as the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Act, either (i) file reports and other information with the Commission under Section 13 or 15(d) of the Exchange Act, or (ii) in the event it is not subject to Section 13 or 15(d) of the Exchange Act, make available to holders of the Securities and prospective purchasers of the Securities designated by such holders, upon request of such prospective purchasers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Act to permit compliance with Rule 144A in connection with resales of the Securities.

(j) The Issuers will, if requested by the Initial Purchasers, use their best efforts in cooperation with the Initial Purchasers to permit the Securities to be eligible for clearance and settlement through The Depository Trust Company.

(k) Each of the Securities will bear the legend contained in "Notice to Investors" in the Offering Memorandum and upon the other terms stated therein, except after such Securities are resold or exchanged pursuant to a registration statement effective under the Act.

(l) Sun International will, for the shorter of the period the Securities remain outstanding and five years from the Closing Date, deliver to the Initial Purchasers copies of annual reports and copies of all other documents, reports and information furnished by Sun International or any of its subsidiaries to their securityholders or filed with any securities exchange pursuant to the requirements of such exchange or with the Commission pursuant to the Act or the Exchange Act.

(m) The Issuers shall apply the net proceeds of their sale of the Securities as set forth in the Offering Memorandum.

(n) The Issuers shall not invest, or otherwise use the proceeds received by the Issuers from their sale of the Securities in such a manner as would require Sun International or any of its subsidiaries to register as an investment company under the 1940 Act or the rules and regulations thereunder.

(o) For a period of 90 days after the date of this Agreement, except as described in or contemplated by the Offering Memorandum, the Issuers will not, without your prior written consent (which consent will not be unreasonably or untimely withheld), issue, sell, offer or agree to sell, or otherwise dispose of, directly or indirectly, any debt securities of the Issuers or their subsidiaries (other than the Securities or the New Notes) (it being understood that debt incurred under the Existing Credit Agreement, as amended, or any replacement thereof, is not a debt security).

(p) The Issuers and the Guarantors will not claim the benefit of any usury laws against any holders of Securities or Guarantees, respectively.

(q) Each Issuer will use its reasonable best efforts to do and perform all things required or necessary to be done and performed under this Agreement by such Issuer prior to the Closing Date and to satisfy all conditions precedent to the delivery of the Securities.

4. Payment of Expenses. The Issuers agree with you, jointly and severally, that, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, they will pay and be responsible for all costs, charges, liabilities, expenses, fees and taxes incurred in connection with or incident to (i) the preparation, printing (including word processing), distribution and delivery of the Offering Memorandum (including financial statements and exhibits), each preliminary offering memorandum, and all amendments and supplements to any of them, (ii) the preparation, printing (including word processing), execution, distribution and delivery of this Agreement, the Indenture, the Registration Rights Agreement, the certificates representing the Securities, the preliminary and final Blue Sky memoranda and all other agreements, memoranda, correspondence and other documents printed, distributed and delivered in connection with the offering of the Securities (excluding in each case any fees and disbursements of counsel for the

Initial Purchasers, other than such fees and disbursements relating to the printing and delivery of the preliminary and final Blue Sky Memoranda specified in clause (iii) below), (iii) the qualification of the Securities for offer and sale under the securities or Blue Sky laws of the jurisdictions referred to in paragraph 3(a) (including in each case the reasonable fees and disbursements of counsel for the Initial Purchasers relating to such qualification and any memoranda relating thereto and any filing fees in connection therewith), (iv) furnishing such copies of the Offering Memorandum, the Preliminary Offering Memorandum and all amendments and supplements thereto as may be reasonably requested for use in connection with the offering or sale of the Securities by the Initial Purchasers or by dealers to whom Securities may be sold, (v) the rating of the Securities by one or more rating agencies, (vi) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (vii) all expenses and listing fees incurred in connection with the application for quotation of the Securities on the PORTAL Market, and (viii) the performance by the Issuers of their other obligations under this Agreement, including (without limitation) all expenses and taxes incident to the sale and delivery of the Securities to you. The Issuers hereby agree and acknowledge that the Initial Purchasers shall not be responsible for any fees or expenses of the Issuers in connection with the performance by either of them of their obligations under this Agreement.

5. **Conditions of Initial Purchasers' Obligations**. The several obligations of the Initial Purchasers to purchase the Securities under this Agreement are subject to the satisfaction of each of the following conditions:

(a) All the representations and warranties of the Issuers and the Guarantors contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date. Each Issuer and Guarantor shall have performed or complied with all of its obligations and agreements herein contained and required to be performed or complied with by it prior to the Closing Date.

(b) (i) Since the date of the latest balance sheet of Sun International included in the Offering Memorandum there shall not have been any Material Adverse Change, or any development involving a prospective Material Adverse Change, (ii) since the date of the latest balance sheet of Sun International included in the Offering Memorandum there shall not have been any material adverse change, or any development involving a prospective material adverse change, in the capital stock or debt of Sun International or its subsidiaries, (iii) Sun International and its subsidiaries shall have no liability or obligation, direct or contingent, which is material to Sun International and its subsidiaries, taken as a whole, other than those reflected in the Offering Memorandum and (iv) on the

Closing Date you shall have received a certificate of Sun International and the Guarantors, dated the Closing Date, signed by the Chief Financial Officer and Executive Vice President-Corporate Development of Sun International, in their capacities as officers of Sun International and the Guarantors, confirming the matters set forth in paragraphs (a) and (b) of this Section 5.

(c) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Charles D. Adamo, Esq., General Counsel of Sun International, to the effect that:

(i) (A) all Authorizations of Sun International and its subsidiaries are valid and in full force and effect; and (B) to the best of such counsel's knowledge, each of Sun International, its subsidiaries and TCA is in compliance in all material respects with the terms and conditions of all such Authorizations and with the rules and regulations of the regulatory authorities and governing bodies having jurisdiction with respect thereto, except where the failure to have such Authorizations or to be in compliance could not reasonably be expected to have a Material Adverse Effect;

(ii) the descriptions in the Offering Memorandum of contracts to which any of Sun International, any of its subsidiaries, SIML or TCA is a party have been reviewed by such counsel and are accurate summaries thereof in all material respects (except for financial data included therein or omitted therefrom, as to which counsel need express no opinion);

(iii) Sun International and each of its subsidiaries is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect;

(iv) neither (i) Sun International nor any of the Guarantors is in violation of its respective charter or by-laws and (ii) Sun International nor any of its subsidiaries is in default in the performance of any obligation, bond, agreement or condition contained in any bond, note, debenture, indenture or other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument to which Sun International or any of its subsidiaries is a party or by which it or any of its subsidiaries or their respective property is bound, except, in each case, for defaults which could not reasonably be expected to have a Material Adverse Effect;

(v) there are no legal or governmental proceedings pending or, except as disclosed in the Offering Memorandum, to such counsel's knowledge, threatened to which Sun International, SINA or any Guarantor is a party or to which any of their respective property is subject which, if determined adversely, would reasonably be expected to have a Material Adverse Effect or adversely affect the performance by either Issuer or any Guarantor of its obligations pursuant to this Agreement; and

(vi) the execution, delivery and performance of this Agreement, the Indenture and the Registration Rights Agreement by the Issuers, the issuance and sale of the Securities and the Guarantees, compliance by the Issuers with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach or violation of (A) any of the charters or by-laws of Sun International or any of its subsidiaries, (B) any of the terms or provisions of, or constitute a default under, or cause an acceleration of, any obligation, bond, agreement, or condition contained in any bond, note, debenture, or other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument to which Sun International or any of its subsidiaries is a party or by which Sun International or any of its subsidiaries or their respective properties are subject or (C) to such counsel's knowledge, any laws, administrative regulations or rulings or orders of any court or governmental agency, body or official having jurisdiction over Sun International, any of its subsidiaries or their respective properties except in the case of clauses (B) and (C) for such conflicts, breaches or violations that could not reasonably be expected to have a Material Adverse Effect.

In addition, such counsel shall state that no facts have come to such counsel's attention that caused such counsel to believe that the Offering Memorandum, as amended or supplemented, as of its date and the Closing Date contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, such counsel may further state that it assumes no responsibility for, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial, accounting and statistical data included in the Offering Memorandum.

(d) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Cravath, Swaine & Moore, United States counsel for Sun International, to the effect that:

(i) based solely on certificates from the Secretary of State of Delaware, each of SINA and GGRI, Inc. (collectively, the "Delaware Obligors") has been duly incorporated and is a corporation validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own, lease and operate its properties and conduct its business as described in the Offering Memorandum;

(ii) to our knowledge, no authorization, approval or other action by, and no notice to, consent of, order of, or filing with, any United States federal or New York governmental or regulatory body is required for the consummation of the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, except such as may be required under the blue sky laws of any jurisdiction or, with respect to the Registration Rights Agreement, the Act, the Trust Indenture Act and the regulations of the NASD;

(iii) the Securities (including the Guarantees) and Indenture conform in all material respects as to legal matters to the descriptions thereof contained in the Offering Memorandum;

(iv) the Indenture has been duly authorized, executed and delivered by each Delaware Obligor and constitutes a legal, valid and binding obligation of each Issuer and each Guarantor enforceable against each Issuer and each Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law);

(v) the Securities (including the Guarantees) have been duly authorized and, when executed and authenticated in accordance with the Indenture and delivered to and paid for by the Initial Purchasers pursuant to the Purchase Agreement, will constitute legal, valid and binding obligations of each Issuer and Guarantor entitled to the benefits of the Indenture and enforceable against each Issuer and Guarantor in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law);

(vi) assuming (A) the accuracy of, and compliance with, the representations, warranties and covenants of the Issuers and the Guarantors in Section 1 and Section 3 of the Purchase Agreement, (B) the accuracy of, and compliance with, the representations, warranties and covenants of the Initial Purchasers in Section 2 of the Purchase Agreement, (C) the accuracy of the representations and warranties of each of the purchasers to whom the Initial Purchasers initially resell the Securities as specified in Section 2 of the Purchase Agreement, (D) the compliance by the Initial Purchasers with the offering and transfer procedures and restrictions described in the Offering Memorandum and (E) receipt by each of the purchasers to whom the Initial Purchasers initially resell the Securities of a copy of the Offering Memorandum prior to such sale, it is not necessary in connection with the offer, sale and delivery of the Securities or in connection with the initial resale of such Securities in the manner contemplated by the Purchase Agreement and the Offering Memorandum to register the Securities under the Act, it being understood that no opinion is expressed as to any subsequent resale of any Securities;

(vii) each of the Purchase Agreement and the Registration Rights Agreement has been duly authorized, executed and delivered by the Delaware Obligors;

(viii) the statements made in the Offering Memorandum under the heading "Tax Consequences – Certain United States Tax Consequences to Non-U.S. Holders" as they purport to describe the material United States federal tax consequences of an investment in the Securities by a Non-U.S. Holder (as defined in the Offering Memorandum), fairly summarize the matters therein described; and

(ix) neither Sun International nor any of its subsidiaries is an "investment company" within the meaning of, or is registered or otherwise required to be registered under, the Investment Company Act of 1940, as amended.

In addition, such counsel shall state that it has participated in conferences with certain officers of, and with the accountants for, Sun International concerning the preparation of the Offering Memorandum. Such counsel shall also advise you that, although it has made certain inquiries and investigations in connection with the preparation of the Offering Memorandum, the limitations inherent in the role of outside counsel are such that it cannot and does not assume responsibility for the accuracy or completeness of the statements made in the Offering Memorandum and that, subject to the foregoing, such counsel's work in connection with this matter did not disclose any information that gave such counsel reason to believe that the Offering Memorandum as of its date and the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Without limiting the foregoing, such counsel may further state that it assumes no responsibility for, expresses no view as to, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial, accounting and statistical data included in the Offering Memorandum. Such counsel may also state that it has assumed in its examination of all relevant documents the genuineness of all signatures, has relied as to factual matters upon the statements of officers and other representatives of Sun International and as to matters relating to the laws of other jurisdictions, on the opinions of local counsel for Sun International in such jurisdictions, as to which laws such counsel need express no opinion.

(e) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Giselle Pyfrom, Associate General Counsel of Sun International, to the effect that:

(i) Sun International and each of the Bahamian Guarantors has been duly incorporated, is validly existing as a corporation in good standing under the laws of the Commonwealth of The Bahamas and has the corporate power and authority required to carry on its business as it is currently being conducted or is proposed to be conducted (as discussed in the Offering Memorandum) and to own, lease and operate its properties;

(ii) Sun International and the Bahamian Guarantors have all the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Indenture and the Registration Rights Agreement and to authorize, issue and sell the Securities and Guarantees as contemplated by this Agreement;

(iii) the Securities have been duly and validly authorized, executed and delivered by Sun International and the Guarantees have been duly and validly authorized, executed and delivered by the Bahamian Guarantors;

(iv) all of the outstanding shares of capital stock of, or other ownership interests in, each of Sun International's subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable (to the extent governed by Bahamas law), and are owned by Sun International, free and clear of any Lien except for the pledges by Sun International under the Existing Credit Agreement;

(v) all the outstanding shares of capital stock of Sun International have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive or similar rights;

(vi) each of this Agreement, the Indenture and the Registration Rights Agreement has been duly and validly authorized, executed and delivered by Sun International and each of the Bahamian Guarantors;

(vii) the capitalization of Sun International is as set forth in the Offering Memorandum under the caption "Capitalization" in the column "Actual;" the statements in the Offering Memorandum under the captions "Risk Factors -- You may have difficulty enforcing judgments against us or our directors or management outside the United States," "Risk Factors -- We are subject to extensive governmental gaming regulation, which may harm our business," "Risk Factors -- Our gaming operations are subject to significant taxation and fees that increase our costs," "Business -- Certain Matters Affecting Our Bahamian Operations" and "Tax Consequences -- Certain Bahamian Tax Considerations," insofar as such statements constitute summaries of Bahamian statutes, regulations, legal and governmental proceedings and contracts to which Sun International or any of its subsidiaries is a party, have been reviewed by such counsel and are accurate summaries thereof in all material respects;

(viii) the execution, delivery and performance of this Agreement, the Indenture and the Registration Rights Agreement by Sun International and each of the Bahamian Guarantors, the issuance and sale of the Securities and the Guarantees, compliance by Sun International and each of the Bahamian Guarantors, as applicable, with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not conflict with or constitute a breach or violation of (i) any Bahamian laws or administrative regulations, (ii) rulings or orders of any

Bahamian court or governmental agency, body or official having jurisdiction over Sun International, any of its Bahamian subsidiaries or their respective properties or (iii) the respective Memorandum or Articles of Association of Sun International or any of its Bahamian Subsidiaries;

(ix) no authorization, approval, consent or order of any governmental or regulatory agency, body or official or any court of the Commonwealth of The Bahamas is required to be obtained in connection with the issuance and sale of the Securities or the consummation of the transactions contemplated by this Agreement;

(x) there is no requirement under any Bahamas statute, rule or regulation with respect to gaming which requires that any holder of the Securities, solely in its capacity as a holder of the Securities, to apply for or receive any individual license, any individual certificate or any other authorization from any Bahamas authority to acquire or hold Securities under the Indenture; and

(xi) to the best of such counsel's knowledge, after due inquiry, neither Sun International nor any of its Bahamian subsidiaries is in default or violation of any Bahamian laws, administrative regulations or order of any court or governmental agency, body, department, authority, board or official or other regulatory body.

(f) You shall have received on the Closing Date an opinion (satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Dorsey & Whitney and Rome McGuigan Sabanosh P.C., special counsel to the Issuers, to the effect that:

(i) Sun Cove has been duly incorporated is a corporation validly existing and in good standing under the laws of the State of Connecticut, with full corporate power and authority to own, lease and operate its properties and conduct its businesses as described in the Offering Memorandum;

(ii) the Indenture, the Purchase Agreement and the Registration Rights Agreement have been duly authorized and executed and delivered by Sun Cove;

(iii) the Guarantee has been duly authorized, executed and delivered by Sun Cove;

(iv) the execution, delivery and performance of this Agreement, the Indenture and the Registration Rights Agreement by Sun Cove, the issuance and sale of the Guarantee, compliance by Sun Cove with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not conflict with or constitute a breach or violation of (i) any Connecticut laws or administrative regulations applicable to Sun Cove, (ii) any rulings or orders of any Connecticut court or governmental agency, body or official having jurisdiction over Sun Cove or its properties or (iii) the charter and by-laws of Sun Cove;

(v) none of the issuance and sale of the Securities or the performance of the Issuers' obligations pursuant to this Agreement, the Registration Rights Agreement or the Indenture or the receipt of payments by TCA under the Mohegan Sun Casino relinquishment agreement will violate any federal, tribal or Connecticut statute, rule or regulation with respect to gaming to which any of the Issuers, their subsidiaries or TCA is subject or by which any of them is bound or to which any of their properties are subject;

(vi) no authorization, approval, consent or order of any federal, tribal or Connecticut authority with jurisdiction over gaming is required to be obtained in connection with the issuance and sale of the Securities and the transactions contemplated by this Agreement and the Registration Rights Agreement;

(vii) there is no requirement under any federal, tribal or Connecticut statute, rule or regulation with respect to gaming which requires any holder of the Securities, solely in its capacity as a holder of the Securities, to apply for or receive any individual license, any individual certificate or any other authorization from any federal, tribal or Connecticut authority to acquire or hold Securities under the Indenture;

(viii) each of the Issuers, their subsidiaries, TCA and their employees has such permits from all regulatory or governmental officials, bodies and tribunals, federal, tribal or Connecticut, with respect to gaming laws, as are necessary to conduct its business in the manner described in the Offering Memorandum; and

(ix) the TCA partnership agreement is a valid and binding agreement of Sun Cove, enforceable against Sun Cove in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws now or hereafter in effect relating to creditors' rights generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(g) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Conyers, Dill & Pearman, British Virgin Islands counsel to Sun International, to the effect that:

(i) Sun International Management Limited ("SIML") is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands;

(ii) the Indenture, the Purchase Agreement and the Registration Rights Agreement have been duly authorized, executed and delivered by SIML;

(iii) the Guarantee has been duly authorized, executed and delivered by SIML;

(iv) the execution, delivery and performance of this Agreement, the Indenture and the Registration Rights Agreement by SIML, the issuance and sale of the Guarantee, compliance by SIML with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not conflict with or constitute a breach or violation of (i) any British Virgin Islands laws or administrative regulations, (ii) rulings or orders of any British Virgin Islands court or governmental agency, body or official having jurisdiction over SIML or its properties or (iii) the charter and by-laws of SIML; and

(v) to the best knowledge of such counsel, after due inquiry, SIML is not in material default under, or in material violation of, any material laws or regulations or any order of any court or governmental agency, authority, department, board or other regulatory body.

The opinions of Cravath, Swaine & Moore, Giselle Pyfrom, Dorsey & Whitney, Rome McGuigan Sabanosh P.C. and Conyers, Dill & Pearman described in paragraphs (d), (e), (f) and (g) above shall be rendered to you at the request of Sun International and shall so state therein.

(h) You shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Initial Purchasers, an opinion dated the Closing Date as to such matters as the Initial Purchasers may reasonably require.

(i) You shall have received at or prior to the Closing Date from Skadden, Arps, Slate, Meagher & Flom LLP a memorandum or summary, in form and substance satisfactory to the Initial Purchasers, with respect to the qualification for offering and sale by the Initial Purchasers of the Securities under the state securities or Blue Sky laws of such jurisdictions as the Initial Purchasers may reasonably have designated to Sun International.

(j) You shall have received on each of the date hereof and the Closing Date a letter, dated the date hereof and the Closing Date, respectively, in form and substance satisfactory to you, of Arthur Andersen LLP confirming that they are independent public accountants within the meaning of the Act and the applicable published Rules and Regulations thereunder and stating that in their opinion the financial statements and schedules examined by them comply in form in all material respects with the applicable accounting requirements of the Act and the related published Rules and Regulations, and containing such other statements and information as is ordinarily included in accountants' "comfort letters" to Initial Purchasers with respect to the financial statements and certain financial and statistical information contained in the Offering Memorandum.

(k) The Initial Purchasers were notified by the Nasdaq Stock Market, Inc. that it had designated the Securities as PORTAL eligible.

(l) The Registration Rights Agreement shall have been executed and delivered by the Issuers and the Guarantors.

(m) Prior to the Closing Date, Sun International and its subsidiaries party thereto shall have obtained the necessary consent to the Existing Credit Agreement relating to the issuance of the Securities and the terms of the Indenture satisfactory to the Initial Purchasers, in their sole discretion.

The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in all material respects satisfactory to the Initial Purchasers and to Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Initial Purchasers.

If any of the conditions specified in this Section 5 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to you or to counsel for the Initial

Purchasers pursuant to this Section 5 shall not be in all material respects reasonably satisfactory in form and substance to you and such counsel, all your obligations hereunder may be cancelled by you at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to Sun International in writing, or by telephone, telex or telegraph, confirmed in writing.

6. **Indemnification.**

(a) The Issuers and the Guarantors, jointly and severally, agree to indemnify and hold harmless (i) each Initial Purchaser, (ii) each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and (iii) the respective officers, directors, partners, employees, representatives and agents of any Initial Purchaser or any controlling person, against any and all losses, liabilities, claims, damages and out-of-pocket expenses whatsoever (including but not limited to reasonable attorneys' fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, investigation or proceeding, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which you or any such person may become subject under the Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum or the Offering Memorandum, or in any supplement thereto or amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Issuers and the Guarantors will not be liable in any such case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense are caused by an untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Initial Purchasers' Information, furnished in writing to the Issuers by such Initial Purchaser expressly for use in the Offering Memorandum or the Preliminary Offering Memorandum (or any amendment or supplement thereto); provided, further, that the Issuers and the Guarantors shall not be liable to any Initial Purchaser with respect to any untrue statement or alleged untrue statement or omission or alleged omission in any preliminary offering memorandum to the extent that any such liabilities of an Initial Purchaser result from the fact that such Initial Purchaser sold Securities to a person as to whom it shall be established by a court of competent jurisdiction in a final judgment not subject to appeal or review that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Offering Memorandum or of the Offering Memorandum as then amended or supplemented if the Issuers have previously furnished copies thereof to such Initial Purchaser and the liabilities of such Initial Purchaser result from an untrue statement or omission of a material fact contained in the preliminary offering memorandum which was corrected in the Offering Memorandum or in the Offering Memorandum as then amended or supplemented. This indemnity agreement will be in addition to any liability which the Issuers and the Guarantors may otherwise have, including under this Agreement.

(b) Each Initial Purchaser, severally and not jointly, agrees to indemnify and hold harmless (i) the Issuers and the Guarantors, (ii) each person, if any, who controls any Issuer or any Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and (iii) the respective officers, directors, partners, employees, representatives and agents of the Issuers, the Guarantors and any controlling person, against any and all losses, liabilities, claims, damages and expenses whatsoever (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum or the Offering Memorandum, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Initial Purchasers' Information. This indemnity agreement will be in addition to any liability which the Initial Purchasers may otherwise have, including under this Agreement.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the commencement thereof (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 6 except to the extent such indemnifying party has been materially prejudiced by such failure as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review). In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties, it being understood, however, that the indemnifying parties shall not, in connection with any one such action or separate but substantially similar related actions arising out of the same general allegations or circumstances, be liable for fees and expenses of more than one separate firm of attorneys (in addition to any appropriate local counsel) at any time for the indemnified parties. Anything in this subsection to the contrary notwithstanding, an indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent; provided, however, that such consent was not unreasonably withheld.

7. Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 6 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, then each indemnifying party shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by any Issuer or Guarantor, any contribution received by any Issuer or Guarantor from persons, other than you, who may also be liable for contribution, including persons who control any Issuer or Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and directors of any Issuer or Guarantor) to which any indemnifying person may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Issuers and the Guarantors, on one hand and the Initial Purchasers, on the other hand, from the offering of the Securities or, if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Issuers and the Guarantors, on one hand and the Initial Purchasers, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Issuers and the Guarantors, on the one hand and the Initial Purchasers on the other shall be deemed to be in the same proportion as, in the case of the Issuers and the Guarantors, the total proceeds from the offering (net of initial purchaser discounts and commissions but before deducting expenses) received by the Issuers and the Guarantors, and in the case of the Initial Purchasers, the initial purchaser shall bear to the total discounts and commissions received by the Initial Purchasers, respectively, pursuant to Section 2 of this Agreement. The relative fault of the Issuers and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuers and the Guarantors, on the one hand, or the Initial Purchasers, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Issuers, the Guarantors and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 7, (i) in no case shall any Initial Purchaser be liable or responsible for any amount in excess of the initial purchaser discount applicable to the Securities purchased by such Initial Purchaser hereunder, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 7, each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act shall have the same rights to contribution as such Initial Purchaser, and each person, if any, who controls any Issuer or Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and each director of any Issuer or Guarantor shall have the same rights to contribution as any Issuer or Guarantor, subject in each case to clauses (i) and (ii) of this Section 7. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 7 or otherwise. No party shall be liable for contribution with respect to any action or claim settled without its consent; <u>provided</u>, <u>however</u>, that such consent was not unreasonably withheld.

8. <u>Default by an Initial Purchaser.</u>

(a) If any Initial Purchaser shall default in its obligation to purchase the Securities hereunder, any other Initial Purchaser may in its discretion arrange for itself or for another party or parties to purchase such Securities to which such default relates on the terms contained herein. In the event that within five (5) calendar days after such a default you do not arrange for the purchase of the Securities to which such default relates as provided in this Section 8, this Agreement shall thereupon terminate, without liability on the part of the Issuers with respect thereto (except in each case as provided in Section 4, 6(a) and 7 hereof) or the non-defaulting Initial Purchasers, but nothing in this Agreement shall relieve a defaulting Initial Purchaser of its liability, if any, to the other Initial Purchasers and the Issuers for damages occasioned by its or their default hereunder.

(b) In the event that the Securities to which the default relates are to be purchased by any non-defaulting Initial Purchaser, or are to be purchased by another party or parties as aforesaid, you or the Issuers shall have the right to postpone the Closing Date for a period, not exceeding seven (7) business days, in order to effect whatever changes may thereby be made necessary in the Offering Memorandum or in any other documents and arrangements. The term "Initial Purchaser" as used in this Agreement shall include any party substituted under this Section 8 with like effect as if it had originally been a party to this Agreement with respect to such Securities.

9. <u>Survival of Representations and Agreements</u>. All representations and warranties, covenants and agreements of you and the Issuers contained in this Agreement, including the representations and agreements contained in the last paragraph of Section 2, the agreements contained in Section 4, the indemnity agreements contained in Section 6 and the contribution agreements contained in Section 7, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of you or any controlling person thereof or by or on behalf of the Issuers and Guarantors, any of their respective officers and directors or any controlling person thereof, and shall survive delivery of any payment for the Securities to and by you. The representations contained in Section 1 and the agreements contained in Sections 4, 6, 7 and 10(c) hereof shall survive the termination of this Agreement including pursuant to Section 10 hereof.

10. <u>Termination.</u>

(a) You shall have the right to terminate this Agreement at any time prior to the Closing Date if (A) any domestic or international event or act or occurrence has materially disrupted, or in your opinion will in the immediate future materially disrupt, the market for Sun International's securities or securities in general; or (B) trading generally on the New York or American Stock Exchanges shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the New York or American Stock Exchanges by the New York or American Stock Exchanges or by order of the Commission or any other governmental authority having jurisdiction; or (C) a general banking moratorium has been declared by New York State, federal or Bahamian authorities or if any new restriction materially adversely affecting the distribution of the Securities shall have become effective; or (D)(i) the United States becomes engaged in hostilities or there is an escalation of hostilities involving the United States or there is a declaration of a national emergency or war by the United States or (ii) there shall have been a change in political, financial or economic conditions if the effect of any such event in (i) or (ii) is such as in your judgment makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Securities on the terms contemplated by the Offering Memorandum; or (E) there shall have been any material adverse change on the properties, results of operations, financial condition or prospects of Sun International and its subsidiaries, taken as a whole, except in each case as described in or contemplated by the Offering Memorandum (exclusive of any amendment or supplement thereto).

(b) Any notice of termination pursuant to this Section 10 shall be by telephone, telex, or telegraph, confirmed in writing by letter.

(c) If this Agreement shall be terminated pursuant to any of the provisions hereof (otherwise than pursuant to (i) notification by you as provided in Section 10(a) hereof or (ii) Section 8(a) hereof), or if the sale of the Securities provided for herein is not consummated because any condition to your obligations set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Issuers or Guarantors to perform any agreement herein or comply with any provision hereof, the Issuers and Guarantors will, jointly and severally, subject to demand by you, reimburse you for all out-of-pocket expenses (including the fees and expenses of your counsel), incurred by you in connection herewith.

11. Notice. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and (a) if to any Issuer, to Charles D. Adamo, Esq., Sun International Hotels Limited, Coral Towers, Paradise Island, The Bahamas, with a copy to Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York, 10019, Attention: John W. White, Esq. and (b) if to any

Initial Purchaser, to Deutsche Banc Alex. Brown Inc., 130 Liberty Street, New York, New York 10006, Attention: Corporate Finance Department, with a copy to Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Suite 3400, Los Angeles, California 90071, Attention: Nicholas P. Saggese, Esq., or in any case to such other address as the person to be notified may have requested in writing.

12. Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon you and the Issuers and Guarantors and the controlling persons, directors, officers, employees and agents referred to in Sections 6 and 7, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Securities from you.

13. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

If the foregoing correctly sets forth the understanding between you and the Issuers and Guarantors, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,

SUN INTERNATIONAL HOTELS LIMITED

By:_____
    Name:
    Title:

SUN INTERNATIONAL NORTH AMERICA, INC.

By:_____
    Name:
    Title:

SUN INTERNATIONAL BAHAMAS LIMITED

By:_____
    Name:
    Title:

PARADISE ISLAND LIMITED

By:_____
    Name:
    Title:

ISLAND HOTEL COMPANY LIMITED

By:_____
    Name:
    Title:

PARADISE BEACH INN LIMITED

By:_____
    Name:
    Title:

PARADISE ENTERPRISES LIMITED

By:_____
Name:
    Title:

PARADISE ACQUISITIONS LIMITED

By:_____
    Name:
    Title:

SUN INTERNATIONAL MANAGEMENT
LIMITED

By:_____
   Name:
   Title:

SUN COVE, LTD.

By:_____
   Name:
   Title:

GGRI, INC.

By:_____
   Name:
   Title:

Accepted, as of the date first above written.

DEUTSCHE BANC ALEX. BROWN INC.

By:_____
    Name:
    Title:

By: _____
    Name:
    Title:

BEAR, STEARNS & CO. INC.

By: _____
    Name:
    Title:

CIBC WORLD MARKETS CORP.

By: _____
    Name:
    Title:

BANC OF AMERICA SECURITIES LLC

By: _____
    Name:
    Title:

WELLS FARGO BROKERAGE SERVICES, LLC

By: _____
    Name:
    Title:

FLEET SECURITIES, INC.

By: _____
    Name:
    Title:

THE ROYAL BANK OF SCOTLAND PLC

By: _____
    Name:
    Title:

SCHEDULE I

Initial Purchasers	Principal Amount of Securities to be Purchased
Deutsche Banc Alex. Brown Inc.	$60,000,000
Bear, Stearns & Co. Inc.	60,000,000
CIBC World Markets Corp.	30,000,000
Banc of America Securities LLC	15,000,000
Wells Fargo Brokerage Services, LLC	15,000,000
Fleet Securities, Inc.	10,000,000
The Royal Bank of Scotland plc	10,000,000
TOTAL	$200,000,000

Exhibit 2.3 (b)

$200,000,000

SUN INTERNATIONAL HOTELS LIMITED
SUN INTERNATIONAL NORTH AMERICA, INC.

8 7/8% Senior Subordinated Notes due 2011

PURCHASE AGREEMENT

May 9, 2002

PURCHASE AGREEMENT

May 9, 2002

BEAR, STEARNS & CO. INC.
DEUTSCHE BANK SECURITIES INC.
CIBC WORLD MARKETS CORP.
BANC OF AMERICA SECURITIES LLC
WELLS FARGO BROKERAGE SERVICES, LLC
J.P. MORGAN SECURITIES INC.

      c/o Bear, Stearns & Co. Inc.
      383 Madison Avenue
      New York, New York 10179

Ladies and Gentlemen:

      Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas ("Sun International"), and Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Sun International ("SINA" and, collectively with Sun International, the "Issuers"), propose, subject to the terms and conditions stated herein, to issue and sell to you (the "Initial Purchasers") $200,000,000 aggregate principal amount of their 8 7/8% Senior Subordinated Notes due 2011 (the "Offered Securities"), to be issued pursuant to an indenture dated August 14, 2001 (the "Original Indenture") by and among the Issuers, the Guarantors signatory thereto (the "Original Guarantors") and The Bank of New York, as trustee (the "Trustee"), as amended by a Supplemental Indenture dated September 19, 2001 (the "First Supplemental Indenture") by and among the Issuers, the Guarantors signatory thereto (the "Additional Guarantors," and together with the Original Guarantors, the "Guarantors"). In connection with the issuance of the Offered Securities, the Original Indenture will be further amended by a Second Supplemental Indenture, dated on or prior to the Closing Date (as defined below) (the "Second Supplemental Indenture"), by and among the Issuers, the Guarantors and the Trustee. The Original Indenture, as amended by the First Supplemental Indenture and the Second Supplemental Indenture, is referred to herein as the "Indenture." Other than with respect to restrictions on transfer, the Offered Securities will have identical terms as the Issuers' 8 7/8% Senior Subordinated Notes due 2011 issued and outstanding pursuant to the Indenture (the "Original Securities," and, together with the Offered Securities, the "Securities"). The Offered Securities will be guaranteed (the "Guarantees") by the Guarantors pursuant to the Indenture. Unless the context requires otherwise, all references herein to the Offered Securities shall be deemed to include the Guarantees.

The Offered Securities will be offered and sold to the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the "Act"), in reliance on an exemption therefrom. The Issuers will prepare an offering memorandum in form and substance substantially comparable to the Offering Memorandum dated August 9, 2001 prepared in connection with the offering of the Original Securities (such offering memorandum, in the form first furnished to the Initial Purchasers for use in connection with the offering of the Offered Securities, being hereinafter referred to as the "Offering Memorandum"), setting forth information regarding the Issuers and the Offered Securities. Each Issuer hereby confirms that, on or prior to the Delivery Date (as defined below), it shall have authorized the use of the Offering Memorandum in connection with the offering and resale of the Offered Securities.

The Issuers understand that you propose to make an offering of the Offered Securities on the terms to be set forth in the Offering Memorandum, as soon as you deem advisable after this Agreement has been executed as delivered, (i) to persons in the United States whom you reasonably believe to be qualified institutional buyers ("Qualified Institutional Buyers") as defined in Rule 144A promulgated by the Securities and Exchange Commission (the "Commission") under the Act, as such rule may be amended from time to time ("Rule 144A"), in a transaction under Rule 144A and (ii) to non-"U.S. persons" (as defined in Regulation S under the Act).

The Initial Purchasers and their direct and indirect transferees of the Offered Securities will be entitled to the benefits of the Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (the "Registration Rights Agreement"), pursuant to which the Issuers and the Guarantors have agreed, among other things, to file a registration statement (the "Registration Statement") with the Commission registering the Offered Securities or the Exchange Securities (as defined in the Registration Rights Agreement) under the Act. The Exchange Securities will be treated as the same class of securities as the Series B Securities (as defined in the Indenture) for all purposes under the Indenture.

1. Representations and Warranties of the Issuers and the Guarantors. Each of the Issuers and Guarantors, jointly and severally, represents and warrants to, and agrees with, you that:

(a) As of its date and as of the Closing Date (as defined herein), the Offering Memorandum will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties contained in this paragraph (a) shall not apply to statements in or omissions from the Offering Memorandum (or any supplement or amendment thereto) made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Issuers by such Initial Purchaser in writing for use in the Offering Memorandum (or any supplement or amendment thereto) and set forth in a letter between the Issuers and the Initial Purchasers dated as of the date of the Offering Memorandum (the "Initial Purchasers' Information"). The Issuers and the Initial Purchasers acknowledge for all purposes under this Agreement (including this paragraph and Section 6 hereof) that the Initial Purchasers' Information is or will constitute the only information furnished to the Issuers by or on behalf of any Initial Purchaser expressly for use in the Offering Memorandum and that the Initial Purchasers shall not be deemed to have provided any information (and therefore are not responsible for any statements or omissions) pertaining to any arrangement or agreement with respect to any party other than the Initial Purchasers.

(b) Each Issuer and Guarantor has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to carry on its business as it is currently being conducted or is proposed to be conducted (as will be discussed in the Offering Memorandum) and to own, lease and operate its properties, and each is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified could not, singly or in the aggregate, have a material adverse effect on the properties, results of operations, financial condition or prospects of Sun International and its subsidiaries, taken as a whole (a "Material Adverse Effect").

(c) Each of the Issuers has, and each of the Guarantors will have prior to the Closing Date, all requisite corporate power and authority to execute, deliver and perform its respective obligations under the Registration Rights Agreement and the Indenture.

(d) The capitalization of Sun International is or will be as set forth in the Offering Memorandum under the caption "Capitalization" in the column "Actual." All of the issued and outstanding shares of capital stock of, or other ownership interests in, each of the Guarantors are duly authorized and validly issued and fully paid and nonassessable, and owned by Sun International, free and clear of any security interest, mortgage, pledge, claim, lien, encumbrance or adverse interest of any nature (each, a "Lien") and of any restrictions on transfer, voting trusts or other defects of title whatsoever except for the pledges of the shares of Sun International's subsidiaries under the Fourth Amended and Restated Revolving Credit Facility dated as of November 9, 2001, as amended, among Sun International Bahamas Limited, Sun International, SINA, certain of Sun International's subsidiaries, certain financial institutions and Canadian Imperial Bank of Commerce, as administrative agent (the "Existing Credit Agreement"). There are no outstanding subscriptions, rights, warrants, options, calls, convertible or exchangeable securities, commitments of sale or Liens related to or entitling any person to purchase or otherwise to acquire any shares of the capital stock of, or other ownership interest in, Sun International or any Guarantor, except as are or may be disclosed in the Offering Memorandum. All of the subsidiaries of the Issuers are listed in Schedule 2(c) attached hereto.

(e) The Offered Securities, the Guarantees, the Indenture and the Registration Rights Agreement conform or will conform in all material respects to the descriptions thereof contained in the Offering Memorandum.

(f) All the outstanding shares of capital stock of Sun International have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive or similar rights; the relinquishment agreement between Trading Cove Associates ("TCA") and the Mohegan Tribe conform or will conform in all material respects to the description thereof contained in the Offering Memorandum; each of the agreements described in the Offering Memorandum to which Sun International, any of its subsidiaries, Sun International Management Limited ("SIML"), or TCA is a party conforms or will conform in all material respects to the description thereof contained in the Offering Memorandum, and Sun International believes that each such agreement is effective and enforceable against the other party, except as is or may be disclosed in the Offering Memorandum.

(g) Neither Sun International nor any of its subsidiaries is (i) in violation of its respective charter or by-laws, (ii) in breach or violation of any statute, judgment, decree, order, rule or regulation applicable to any of them or any of their respective properties or assets, or (iii) in default in the performance of any obligation, bond, agreement, debenture, note, or any other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument to which Sun International or any of its subsidiaries is a party or by which it or any of them is bound, or to which any of the property of Sun International or any of its subsidiaries is subject except, in the case of clauses (ii) and (iii), for such defaults that could not reasonably be expected to have a Material Adverse Effect.

(h) Each Issuer and Guarantor has all the requisite corporate power to execute, deliver and perform its obligations under this Agreement and to authorize, issue and sell the Offered Securities and Guarantees being sold by it. The execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Second Supplemental Indenture, the issuance and sale of the Offered Securities, compliance by each Issuer and each Guarantor with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not require any consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental body (except those already received and such as may be required under state securities laws or Blue Sky laws and with respect to the Registration Rights Agreement, the Act and the regulations of the National Association of Securities Dealers, Inc. (the "NASD")) and will not conflict with or constitute a breach or violation of (i) any of the charters or by-laws of Sun International or any of its subsidiaries, (ii) any of the terms or provisions of, or constitute a default under or cause an acceleration of, any obligation, bond, agreement or condition contained in any bond, note, debenture or other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument (other than the consent previously obtained under the Existing Credit Agreement) to which Sun International or any of its subsidiaries is a party or by which it or any of them is bound, or to which any of the property of Sun International or any of its subsidiaries is subject or (iii) any laws, administrative regulations or rulings or orders of any court or governmental agency, body or official having jurisdiction over Sun International, any of its subsidiaries or their respective properties, except in the case of clauses (ii) and (iii) for such conflicts, breaches or violations that could not reasonably be expected to have a Material Adverse Effect.

(i) No action has been taken and no statute, rule, regulation or order has been enacted, adopted or issued by any governmental body, agency or official which prevents the issuance of the Offered Securities, prevents or suspends the use of the Offering Memorandum or suspends the sale of the Offered Securities in any jurisdiction referred to in Section 3(b) hereof; no injunction, restraining order or order of any nature by any foreign, federal or state court of competent jurisdiction has been issued with respect to Sun International or any of its subsidiaries which would prevent or suspend the issuance or sale of the Securities or the use of the Offering Memorandum in any jurisdiction referred to in Section 3(b) hereof; and no action, suit or proceeding before any court or arbitrator or any governmental body, agency or official, domestic or foreign, is pending against or, to the best knowledge of Sun International, threatened against, Sun International or any of its subsidiaries which, if adversely determined, could interfere with or adversely affect the issuance of the Offered Securities or in any manner draw into question the validity of this Agreement, the Offered Securities, the Indenture or the Registration Rights Agreement.

(j)   There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, pending against or, to the knowledge of Sun International, affecting Sun International or any of its subsidiaries or any of their respective assets or properties, which could have a Material Adverse Effect, or which could materially and adversely affect the performance by either Issuer or any Guarantor of its obligations pursuant to this Agreement or the transactions contemplated hereby and, to the best knowledge of Sun International, except as is or may be disclosed in the Offering Memorandum, no such action, suit or proceeding is threatened or contemplated.

(k)   Except as is or may be disclosed in the Offering Memorandum, (i) neither Sun International nor any of its subsidiaries is in violation of any federal, state, local or foreign laws or regulations relating to pollution or protection of human health or the environment (collectively, the "Environmental Laws"); and (ii) (A) neither Sun International nor any of its subsidiaries has received any communication (written or oral), whether from a governmental authority or otherwise, alleging any such violation or noncompliance, and there are no circumstances, either past or present or that are reasonably foreseeable, that could reasonably be expected to lead to such violation in the future, (B) there is no pending or, to the best of Sun International's knowledge, threatened claim, action, investigation or notice (written or oral) by any person or entity alleging potential liability for investigatory, cleanup, or governmental responses costs, or natural resources or property damages, or personal injuries, attorneys' fees or penalties, relating to (x) the presence in or release into the environment of any emissions, discharges or releases of toxic or hazardous substances, materials or wastes or petroleum and petroleum products at any location owned, leased or operated by Sun International or any of its subsidiaries, now or in the past, or (y) circumstances forming the basis of any violation or alleged violation of any Environmental Law (collectively, "Environmental Claims") and (C) to the best knowledge of Sun International, there are no past or present actions, activities, circumstances, conditions, events or incidents that could form the basis of any Environmental Claim against Sun International or any of its subsidiaries, now or in the past, or against any person or entity whose liability for any Environmental Claim Sun International or any of its subsidiaries has retained or assumed either contractually or by operation of law, in each of clauses (i) and (ii) that could reasonably be expected to have a Material Adverse Effect.

(l)   Except as is or may be disclosed in the Offering Memorandum, (i) each of Sun International, its subsidiaries, Solomon Kerzner, Howard B. Kerzner, Charles D. Adamo and John R. Allison (collectively, the "Executive Officers"), TCA and SIML has all certificates, consents, exemptions, orders, permits, licenses, authorizations or other approvals or rights of and from, and has made all declarations and filings with, all foreign, federal, state, local and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, including, without limitation, all such authorizations with respect to engaging in gaming, hotel and resort operations, as applicable, in The Bahamas, Connecticut, New Jersey, Mauritius and the Maldives required to own, lease, license and use its properties and assets and to conduct its current business in the manner described or to be described in the Offering Memorandum (each, an "Authorization"), except to the extent that the failure to possess such Authorizations could not reasonably be expected to have a Material Adverse Effect; (ii) all such Authorizations are valid and in full force and effect, except as could not reasonably be expected to have a Material Adverse Effect; (iii) each of Sun International, its subsidiaries, each of the Executive Officers, TCA and SIML is in compliance in all respects with the terms and conditions of all such Authorizations and with the rules and regulations of the regulatory authorities and governing bodies having jurisdiction with respect thereto, except as could not reasonably be expected to have a Material Adverse Effect, and (iv) none of Sun International, its subsidiaries, the Executive Officers, SIML nor TCA has received any notice of proceedings relating to the revocation or modification of any such Authorization and no such Authorization contains any restrictions except as could not reasonably be expected to have a Material Adverse Effect. Except as is or may be disclosed in the Offering Memorandum, none of Sun International, any of its subsidiaries, any of the Executive Officers, SIML nor TCA has any reason to believe that (i) any Regulatory Authority (as defined below) is considering modifying, limiting, conditioning, suspending, revoking or not renewing any such Authorizations of Sun International, any of its subsidiaries, any of the Executive Officers, SIML or TCA or (ii) that the National Indian Gaming Commission, the Bureau of Indian Affairs, or regulatory authorities in The Bahamas, Connecticut, New Jersey, Mauritius or the Maldives (collectively the "Regulatory Authorities"), or any other governmental agencies are investigating Sun International, any of its subsidiaries, SIML or TCA or related parties (other than normal overseeing reviews of the Regulatory Authorities incident to the gaming, hotel or casino activities of Sun International, its subsidiaries, any of the Executive Officers, SIML and TCA), which investigation could reasonably be expected to have a Material Adverse Effect.

(m) Except as is or may be disclosed in the Offering Memorandum or as could not reasonably be expected to have a Material Adverse Effect, Sun International and each of its subsidiaries has good and valid title, free and clear of all Liens except Liens for taxes not yet due and payable and except for the pledges under the Existing Credit Agreement, to all property and assets described in the Offering Memorandum as being owned by it and such properties and assets are in the condition and suitable for use as so described or to be described therein. All leases to which Sun International or any of its subsidiaries is a party are valid and binding and no default has occurred or is continuing thereunder, which could reasonably be expected to have a Material Adverse Effect.

(n) Sun International, SINA and each Guarantor maintain insurance at least in such amounts and covering at least such risks as is adequate for the conduct of their respective businesses and the value of their respective properties.

(o) The accountants, Arthur Andersen LLP, that have certified the applicable financial statements of Sun International and SINA, filed with the Commission, are independent public accountants with respect to such corporations as applicable, as required by the Act.

(p) The financial statements, together with the related schedules and notes, included in the Form 6-Ks filed by Sun International on May 7, 2001 (the "Form 6-Ks") and such other financial statements, together with the related schedules and notes, that are or may be included or incorporated by reference in the Offering Memorandum, comply as to form in all material respects with the requirements of the Act and present fairly the consolidated financial position, results of operations and changes in financial position of Sun International, SINA and their subsidiaries at the respective dates or for the respective periods to which they apply; such statements and related schedules and notes have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") consistently applied throughout the periods involved, except as disclosed therein; and the other financial and statistical information and data set forth in the Offering Memorandum are accurately presented and prepared on a basis consistent with such financial statements and the books and records of Sun International and SINA, as applicable. The pro forma financial information included in the Offering Memorandum presents or will present fairly in all material respects the information shown therein, has been or will have been prepared in accordance with the Commission's rules and guidelines with respect to pro forma financial statements, has been or will have been properly compiled on the pro forma bases described therein, and, in the opinion of Sun International, the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions or circumstances referred to therein.

(q) Except as is or may be described in the Offering Memorandum, subsequent to the respective dates as of which information is or will be given in the Offering Memorandum and up to the Closing Date (i) neither Sun International nor any of its subsidiaries has incurred any liabilities or obligations, direct or contingent, which are material to Sun International and its subsidiaries, singly or in the aggregate, nor entered into any material transaction not in the ordinary course of business, (ii) there has been no decision or judgment in the nature of litigation, administrative or regulatory proceedings or arbitration that could reasonably be expected to have a Material Adverse Effect and (iii) there has not been any material adverse change or any development which could involve, singly or in the aggregate, a material adverse change, in the properties, results of operations, financial condition or prospects of Sun International and its subsidiaries, taken as a whole (any of the items set forth in clauses (i), (ii), or (iii) of this paragraph (q), a "Material Adverse Change").

(r) Neither Sun International nor any of its subsidiaries is (i) an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act") or (ii) a "holding company" or a "subsidiary company" of a holding company, or an "affiliate" thereof within the meaning of the Public Utility Holding Company Act of 1935, as amended.

(s) No authorization, approval, consent or order of, or filing with, any court or governmental body, agency or official, including the Regulatory Authorities, is necessary in connection with the transactions contemplated by this Agreement except such as may be required by the state securities or Blue Sky laws or regulations and, with respect to the

Registration Rights Agreement, the Act and the regulations of the NASD; neither Sun International nor any of its affiliates is presently doing business with the government of Cuba or with any person or affiliate located in Cuba; each of this Agreement, the Offering Memorandum, the Second Supplemental Indenture and the Registration Rights Agreement has been or will be presented to the Regulatory Authorities to the extent required by law, and such documents and the transactions contemplated hereby or thereby have been or will be prior to the Closing Date approved by or on behalf of the Regulatory Authorities to the extent required by law, and such approvals have not been revoked, modified or rescinded.

(t) Sun International and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(u) All material Tax (as defined below) returns required to be filed by Sun International and each of its subsidiaries in any jurisdiction have been filed and all such returns are true, complete and correct in all material respects. All material Taxes that are due or claimed to be due from Sun International and its subsidiaries have been paid other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by adequate proceedings and, in either case, for which adequate reserves have been established on the books and records of Sun International and its consolidated subsidiaries in accordance with GAAP. Sun International and its subsidiaries are not parties to any material pending action, proceeding, inquiry or investigation by any governmental authority for the assessment or collection of Taxes, nor does Sun International have any knowledge of any such proposed or threatened action, proceeding, inquiry, or investigation. For purposes of this Agreement, the terms "Tax" and "Taxes" shall mean all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additional to tax, or penalties applicable thereto.

(v) None of the Issuers nor any agent acting on their behalf has taken or will take any action that is reasonably likely to cause the issuance or sale of the Offered Securities to violate Regulation T, U or X of the Board of Governors of the Federal Reserve System, in each case as in effect on the Closing Date.

(w) All of Sun International's subsidiaries that are not Guarantors when considered together as if one subsidiary would not constitute a "significant subsidiary" as such term is defined in or by Regulation S-X under the Act.

(x) The Offered Securities and the Guarantees to be issued and sold hereunder have been or prior to the Closing Date will have been duly and validly authorized by the Issuers and the Guarantors, respectively, and the Offered Securities and the Guarantees, when they are authenticated by the Trustee and issued, sold and delivered in accordance with this

Agreement and the Indenture against payment therefor as provided by this Agreement, will have been duly and validly executed, authenticated, issued and delivered and will constitute valid and binding obligations of the Issuers and the Guarantors, respectively, enforceable against the Issuers and the Guarantors, respectively, in accordance with their terms and entitled to the benefits provided by the Indenture, except to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity.

(y)   The Original Indenture has been duly and validly authorized, executed and delivered by the Issuers, the Original Guarantors and the Trustee, and constitutes a valid and binding obligation of the Issuers and the Original Guarantors, enforceable against each of them in accordance with its terms, except to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity.

(z)   The First Supplemental Indenture has been duly and validly authorized, executed and delivered by the Issuers, the Additional Guarantors and the Trustee, and constitutes a valid and binding obligation of the Issuers and the Additional Guarantors, enforceable against each of them in accordance with its terms, except to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity.

(aa)   The Second Supplemental Indenture has been duly and validly authorized by the Issuers and the Guarantors and, when executed and delivered by the Issuers, the Guarantors and the Trustee, will constitute a valid and binding obligation of the Issuers and the Guarantors, enforceable against each of them in accordance with its terms, except to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity.

(bb)   This Agreement has been duly and validly authorized, executed and delivered by the Issuers and will be duly and validly authorized, executed and delivered or acceded to by the Guarantors on or prior to the Closing Date. This Agreement constitutes a valid and binding agreement of the Issuers and, upon authorization, execution and delivery thereof by the Guarantors will constitute a valid and binding obligation of the Guarantors, enforceable against each of them in accordance with its terms, except (i) to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity and (ii) as rights to indemnity and contribution hereunder may be limited by applicable law.

(cc)   The Registration Rights Agreement has been duly and validly authorized by the Issuers and, on or prior to the Closing Date, will have been duly and validly authorized by the Guarantors. On the Closing Date, the Registration Rights Agreement will have been duly and validly executed and delivered by the Issuers and the Guarantors and will constitute a valid and binding agreement of the Issuers and the Guarantors, enforceable against each of them in accordance with its terms, except (i) to the extent that enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity and (ii) as rights to indemnity and contribution hereunder may be limited by applicable law.

(dd) When the Offered Securities are issued and delivered pursuant to this Agreement, such Offered Securities will not be of the same class (within the meaning of Rule 144A) as securities of Sun International or any of its subsidiaries which are listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system.

(ee) None of Sun International, SINA, the Guarantors or any of their subsidiaries or any affiliate of any of them (as defined in Rule 501(b) under the Act) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Act) which is or will be integrated with the sale of the Offered Securities in a manner that would require the registration of the Offered Securities under the Act; provided, however, that the Issuers and Guarantors make no representations or warranties as to the activities of the Initial Purchasers.

(ff) None of Sun International, SINA, the Guarantors or any of their subsidiaries or any person acting on their behalf has (i) engaged, in connection with the offering of the Offered Securities, in any form of general solicitation or general advertising (as those terms are used within the meaning of Regulation D under the Act) or (ii) solicited offers for, or offered or sold, such Offered Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Act; provided, however, that the Issuers and Guarantors make no representations or warranties as to the activities of the Initial Purchasers.

(gg) Each certificate signed by any officer of Sun International or any of its subsidiaries and delivered to the Initial Purchasers or counsel for the Initial Purchasers in connection herewith shall be deemed to be a representation and warranty by Sun International or such subsidiary to each Initial Purchaser as to the matters covered thereby.

2. Purchase, Sale and Delivery of the Securities. On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, (i) the Issuers hereby agree to issue and sell the Offered Securities to the several Initial Purchasers, and (ii) each Initial Purchaser hereby agrees, severally and not jointly, to purchase from the Issuers, at a purchase price of 103% of the principal amount thereof, minus a gross spread of 1.75% of the principal amount thereof (the "Purchase Price"), the respective principal amount of Offered Securities set forth in Schedule I hereto opposite the name of such Initial Purchaser, plus accrued interest, if any, from February 15, 2002 to the Closing Date.

Delivery of and payment of the Purchase Price for the Securities shall be made in your offices at 383 Madison Avenue, New York, New York 10179, or at such other location as may be mutually acceptable. Such delivery and payment shall be made at 10:00 a.m., New York time, on May 20, 2002, or at such other time as shall be agreed upon by you and the Issuers. The time and date of such delivery and payment are herein called the "Closing Date." Delivery of the Offered Securities shall be made to you for your account against payment of the purchase price for the Offered Securities by wire transfer of immediately available funds to an account or accounts to be designated by the Issuers at least one business day prior to the Closing Date.

The Offered Securities shall be registered in such name or names and in such authorized denominations as you may request in writing at least two full business days prior to the Closing Date. The Issuers will permit you to examine and package such Offered Securities for delivery at least one full business day prior to the Closing Date.

The Initial Purchasers have advised the Issuers that the Initial Purchasers propose to offer the Offered Securities for resale upon the terms and conditions set forth in this Agreement and as may be set forth in the Offering Memorandum. Each of the Initial Purchasers hereby, severally, and not jointly, represents and warrants to, and agrees with, the Issuers that it (i) has not and will not solicit offers for, or offer or sell, such Offered Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Act, and has not engaged and will not engage in any directed selling efforts in connection with the Offered Securities and has complied and will comply with the offering restrictions requirement of Regulation S, (ii) will solicit offers for such Offered Securities pursuant to Rule 144A, Regulation S or resales not involving a public offering, as applicable, only from, and will offer, sell or deliver such Offered Securities, as part of its distribution thereof, only to, respectively, (A) in the case of offers inside the United States, persons in the United States whom it reasonably believes to be Qualified Institutional Buyers or, if any such person is buying for one or more institutional accounts for which such person is acting as fiduciary or agent, only when such person has represented to the Initial Purchasers that each such account is a Qualified Institutional Buyer, to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A, and, in each case, in transactions under Rule 144A and (B) in the case of offers outside the United States, to persons other than U.S. persons ("non-U.S. purchasers," which term shall include dealers or other professional fiduciaries in the United States acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)); provided, however, that, in the case of this clause (B), in purchasing such Notes such persons are deemed to have represented and agreed as provided under the caption "Notice to Investors" contained or to be contained in the Offering Memorandum.

Each Initial Purchaser severally agrees that, at or promptly after confirmation of sale of the Offered Securities, other than a sale pursuant to Rule 144A, such Initial Purchaser will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases the Offered Securities from it during the restricted period a confirmation or notice to substantially the following effect:

"The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not to be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the date of the commencement of the offering and the closing date, except in either case in accordance with Regulation S (or Rule 144A if available) under the Securities Act. Terms used above have the meanings given to them by Regulation S."

          3. <u>Covenants of the Issuers</u>. Each Issuer and Guarantor covenants and agrees with you as follows:

          (a) As promptly as practicable after the date hereof, the Issuers agree to prepare the Offering Memorandum. The Issuers shall use their commercially reasonable best efforts to deliver such Offering Memorandum to the Initial Purchasers by 9:00 a.m., New York City time, on May 14, 2002, and in no event shall such Offering Memorandum be delivered later than three business days prior to the Closing Date (such date of delivery being herein referred to as the "Delivery Date").

          (b) Each Issuer and Guarantor will cooperate with the Initial Purchasers in endeavoring to qualify the Offered Securities for sale under the securities laws of such jurisdictions as the Initial Purchasers may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, <u>provided</u>, that no Issuer or Guarantor shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Issuers and Guarantors will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Initial Purchasers may reasonably request for distribution of the Offered Securities.

          (c) At any time prior to the completion of the distribution of the Offered Securities by the Initial Purchasers to purchasers who are not affiliates thereof, the Issuers will give the Initial Purchasers notice of their intention to prepare any supplement or amendment to the Offering Memorandum, will furnish the Initial Purchasers with copies of any such amendment, supplement or other document a reasonable amount of time prior to such proposed filing or use, and will not use any such amendment or supplement to which the Initial Purchasers or counsel for the Initial Purchasers shall reasonably object within five days of being furnished a copy thereof.

          (d) The Issuers will furnish to the Initial Purchasers such number of copies of the Offering Memorandum (as amended or supplemented) as the Initial Purchasers may reasonably request.

          (e) At any time prior to the completion of the distribution of the Offered Securities by the Initial Purchasers to purchasers who are not affiliates thereof, the Issuers will advise you promptly and, if requested by you, confirm such advice in writing, of the happening of any event that makes any statement of a material fact made in the Offering Memorandum (as amended or supplemented from time to time) untrue or which requires the making of any addition to or change in the Offering Memorandum (as amended or supplemented from time to time) in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, during the period specified in the first sentence of this paragraph, any event shall occur as a result of which it is necessary, in the reasonable opinion of counsel for the Initial Purchasers, to amend or supplement the Offering Memorandum in order to make the Offering Memorandum not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, the Issuers will forthwith amend or supplement the Offering Memorandum (in form and substance reasonably satisfactory to counsel for the Initial Purchasers) so that, as so amended or supplemented, the Offering Memorandum will not include an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to the purchaser, not misleading, and the Issuers will furnish to the Initial Purchasers a reasonable number of copies of such amendment or supplement.

(f) At any time prior to completion of the distribution of the Offered Securities by the Initial Purchasers to purchasers who are not affiliates thereof, Sun International and each of its subsidiaries will, as required, file promptly all documents required to be filed with the Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act.

(g) None of Sun International, SINA, the Guarantors or their subsidiaries will solicit any offer to buy or offer or sell the Offered Securities by means of any form of general solicitation or general advertising.

(h) None of Sun International, SINA, the Guarantors or their subsidiaries or any affiliate of any of them (as defined in Rule 501(b) of the Act) will offer, sell or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Act) which will be integrated with the sale of the Offered Securities in a manner that would require the registration of the Offered Securities under the Act.

(i) During the period from the Closing Date to two years after the Closing Date, none of Sun International, SINA, the Guarantors or their subsidiaries will, or will permit any "affiliate" (as defined in Rule 144 under the Act) of any of them to, resell any of the Offered Securities that have been reacquired by them, except for Offered Securities purchased by Sun International or its subsidiaries or any of their affiliates and resold in a transaction registered under the Act.

(j) Sun International and SINA will, so long as the Offered Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Act, either (i) file reports and other information with the Commission under Section 13 or 15(d) of the Exchange Act, or (ii) in the event it is not subject to Section 13 or 15(d) of the Exchange Act, make available to holders of the Offered Securities and prospective purchasers of the Offered Securities designated by such holders, upon request of such prospective purchasers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Act to permit compliance with Rule 144A in connection with resales of the Offered Securities.

(k) The Issuers will, if requested by the Initial Purchasers, use their best efforts in cooperation with the Initial Purchasers to permit the Offered Securities to be eligible for clearance and settlement through The Depository Trust Company.

(l) Each of the Offered Securities will bear the legend contained or to be contained in "Notice to Investors" in the Offering Memorandum and upon the other terms stated therein, except after such Securities are resold or exchanged pursuant to a registration statement effective under the Act.

(m) Sun International will, for the shorter of the period the Offered Securities remain outstanding and five years from the Closing Date, deliver to the Initial Purchasers copies of annual reports and copies of all other documents, reports and information furnished by Sun International or any of its subsidiaries to their securityholders or filed with any securities exchange pursuant to the requirements of such exchange or with the Commission pursuant to the Act or the Exchange Act.

(n) The Issuers shall apply the net proceeds of their sale of the Offered Securities to the purchase of the Issuers' 9% Senior Subordinated Notes due 2007 (the "9% Notes") tendered in the tender offer commenced by the Issuers for all of the outstanding 9% Notes on May 8, 2002 (the "Tender Offer") and will redeem any such notes not tendered upon completion of the Tender Offer in accordance with the terms of the Indenture relating to the 9% Notes, as amended and supplemented.

(o) The Issuers shall not invest or otherwise use the proceeds received by the Issuers from their sale of the Offered Securities in such a manner as would require Sun International or any of its subsidiaries to register as an investment company under the 1940 Act or the rules and regulations thereunder.

(p) For a period of 30 days after the date of this Agreement, except as described in or contemplated by the Offering Memorandum, the Issuers will not, without your prior written consent (which consent will not be unreasonably or untimely withheld), issue, sell, offer or agree to sell, or otherwise dispose of, directly or indirectly, any debt securities of the Issuers or their subsidiaries (other than the Offered Securities or the Exchange Securities) (it being understood that debt incurred under the Existing Credit Agreement, as amended, or any replacement thereof, is not a debt security).

(q) The Issuers and the Guarantors will not claim the benefit of any usury laws against any holders of Offered Securities or Guarantees, respectively.

(r) Each Issuer will use its reasonable best efforts to do and perform all things required or necessary to be done and performed under this Agreement by such Issuer prior to the Closing Date and to satisfy all conditions precedent to the delivery of the Offered Securities.

(s) The Issuers will use their commercially reasonable best efforts to cause Arthur Andersen LLP to deliver to the Initial Purchasers not later than the Delivery Date the letter described in Section 5(j) addressed to the Initial Purchasers and to deliver to Sun International not later than the Delivery Date the letter described in Section 5(k).

(t) On or prior to the Closing Date, Sun International will cause each Guarantor to execute an amendment to this Agreement in the form of Exhibit 1 hereto, whereby such Guarantor will accede to the terms of this Agreement as a guarantor, and undertake to perform, on a joint and several basis, the obligations of the Issuers and each of the other Guarantors set forth in this Agreement as though such Guarantor had entered into this Agreement on the date hereof.

4. Payment of Expenses. The Issuers agree with you, jointly and severally, that, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, they will pay and be responsible for all costs, charges, liabilities, expenses, fees and taxes incurred in connection with or incident to (i) the preparation, printing (including word processing), distribution and delivery of the Offering Memorandum (including financial statements and exhibits) and all amendments and supplements thereto, (ii) the preparation, printing (including word processing), execution, distribution and delivery of this Agreement, the Indenture, the Registration Rights Agreement, the certificates representing the Offered Securities, the preliminary and final Blue Sky memoranda and all other agreements, memoranda, correspondence and other documents printed, distributed and delivered in connection with the offering of the Offered Securities (excluding in each case any fees and disbursements of counsel for the Initial Purchasers, other than such fees and disbursements relating to the printing and delivery of the preliminary and final Blue Sky Memoranda specified in clause (iii) below), (iii) the qualification of the Offered Securities for offer and sale under the securities or Blue Sky laws of the jurisdictions referred to in paragraph 3(b) (including in each case the reasonable fees and disbursements of counsel for the Initial Purchasers relating to such qualification and any memoranda relating thereto and any filing fees in connection therewith), (iv) furnishing such copies of the Offering Memorandum and all amendments and supplements thereto as may be reasonably requested for use in connection with the offering or sale of the Offered Securities by the Initial Purchasers or by dealers to whom Offered Securities may be sold, (v) the rating of the Offered Securities by one or more rating agencies, (vi) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Offered Securities, (vii) all expenses and listing fees incurred in connection with the application for quotation of the Offered Securities on the PORTAL Market, and (viii) the performance by the Issuers of their other obligations under this Agreement, including (without limitation) all expenses and taxes incident to the sale and delivery of the Offered Securities to you. The Issuers hereby agree and acknowledge that the Initial Purchasers shall not be responsible for any fees or expenses of the Issuers in connection with the performance by either of them of their obligations under this Agreement.

5. Conditions of Initial Purchasers' Obligations. The several obligations of the Initial Purchasers to purchase the Offered Securities under this Agreement are subject to the satisfaction of each of the following conditions:

(a) All the representations and warranties of the Issuers and the Guarantors contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date. Each Issuer and Guarantor shall have performed or complied with all of its obligations and agreements herein contained and required to be performed or complied with by it prior to the Closing Date.

(b) (i) Since the date of the latest balance sheet of Sun International included in the Form 6-Ks, there shall not have been any Material Adverse Change, or any development involving a prospective Material Adverse Change, (ii) since the date of the latest balance sheet of Sun International included in the Form 6-Ks, there shall not have been any material adverse change, or any development involving a prospective material adverse change, in the capital stock or debt of Sun International or its subsidiaries, (iii) Sun International and its subsidiaries shall have no liability or obligation (other than the Offered Securities), direct or contingent, which is material to Sun International and its subsidiaries, taken as a whole, other than those as may be reflected in the Offering Memorandum, and (iv) on the Closing Date you shall have received a certificate of Sun International and the Guarantors, dated the Closing Date, signed by each of the Chief Financial Officer and Executive Vice President-Corporate Development of Sun International, in their capacities as officers of Sun International and the Guarantors, confirming the matters set forth in paragraphs (a) and (b) of this Section 5.

(c) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Charles D. Adamo, Esq., General Counsel of Sun International, to the effect that:

(i) (A) all Authorizations of Sun International and its subsidiaries are valid and in full force and effect; and (B) to the best of such counsel's knowledge, each of Sun International, its subsidiaries and TCA is in compliance in all material respects with the terms and conditions of all such Authorizations and with the rules and regulations of the regulatory authorities and governing bodies having jurisdiction with respect thereto, except where the failure to have such Authorizations or to be in compliance could not reasonably be expected to have a Material Adverse Effect;

(ii) the descriptions in the Offering Memorandum of contracts to which any of Sun International, any of its subsidiaries, SIML or TCA is a party have been reviewed by such counsel and are accurate summaries thereof in all material respects (except for financial data included therein or omitted therefrom, as to which counsel need express no opinion);

(iii) Sun International and each of its subsidiaries is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect;

(iv) neither (i) Sun International nor any of the Guarantors is in violation of its respective charter or by-laws and (ii) Sun International nor any of its subsidiaries is in default in the performance of any obligation, bond, agreement or condition contained in any bond, note, debenture, indenture or other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument to which Sun International or any of its subsidiaries is a party or by which it or any of its subsidiaries or their respective property is bound, except, in each case, for defaults which could not reasonably be expected to have a Material Adverse Effect;

(v) there are no legal or governmental proceedings pending or, except as may be disclosed in the Offering Memorandum, to such counsel's knowledge, threatened to which Sun International, SINA or any Guarantor is a party or to which any of their respective property is subject which, if determined adversely, would reasonably be expected to have a Material Adverse Effect or adversely affect the performance by either Issuer or any Guarantor of its obligations pursuant to this Agreement; and

(vi) the execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Second Supplemental Indenture by the Issuers, the issuance and sale of the Offered Securities and the Guarantees, compliance by the Issuers with all the provisions of this Agreement, the Registration Rights Agreement, the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Offered Securities and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach or violation of (A) any of the charters or by-laws of Sun International or any of its subsidiaries, (B) any of the terms or provisions of, or constitute a default under, or cause an acceleration of, any obligation, bond, agreement, or condition contained in any bond, note, debenture, or other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument to which Sun International or any of its subsidiaries is a party or by which Sun International or any of its subsidiaries or their respective properties are subject or (C) to such counsel's knowledge, any laws, administrative regulations or rulings or orders of any court or governmental agency, body or official having jurisdiction over Sun International, any of its subsidiaries or their respective properties except in the case of clauses (B) and (C) for such conflicts, breaches or violations that could not reasonably be expected to have a Material Adverse Effect.

In addition, such counsel shall state that no facts have come to such counsel's attention that caused such counsel to believe that the Offering Memorandum, as amended or supplemented, as of its date and the Closing Date contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, such counsel may further state that it assumes no responsibility for, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial, accounting and statistical data included in the Offering Memorandum.

(d) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Cravath, Swaine & Moore, United States counsel for Sun International, to the effect that:

(i) based solely on certificates from the Secretary of State of Delaware, each of SINA, Sun Cove California, Inc. and Sun Cove New York, Inc. (collectively, the "Delaware Obligors") has been duly incorporated and is a corporation validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own, lease and operate its properties and conduct its business as described in the Offering Memorandum;

(ii) based solely on certificates from the Secretary of State of New York, Sun International New York, Inc. (the "New York Obligor") has been duly incorporated and is a corporation validly existing and in good standing under the laws of the State of New York, with full corporate power and authority to own, lease and operate its properties and conduct its business as described in the Offering Memorandum;

(iii) to our knowledge, no authorization, approval or other action by, and no notice to, consent of, order of, or filing with, any United States federal or New York governmental or regulatory body is required for the consummation of the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, except such as may be required under the blue sky laws of any jurisdiction or, with respect to the Registration Rights Agreement, the Act, the Trust Indenture Act and the regulations of the NASD;

(iv) the Offered Securities (including the Guarantees) and Indenture conform in all material respects as to legal matters to the descriptions thereof contained in the Offering Memorandum;

(v) the Original Indenture has been duly authorized, executed and delivered by SINA, the First Supplemental Indenture has been duly authorized, executed and delivered by the Delaware Obligors that are Additional Guarantors and the New York Obligor, and the Second Supplemental Indenture has been duly authorized, executed and delivered by the Delaware Obligors and the New York Obligor; and the Original Indenture, as modified and amended by the First Supplemental Indenture and the Second Supplemental Indenture, constitutes a valid and legally binding obligation of each Issuer and each Guarantor, enforceable against each Issuer and each Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law);

(vi) the Offered Securities (including the Guarantees) have been duly authorized by the Delaware Obligors and the New York Obligor and, when executed and authenticated in accordance with the Indenture and delivered to and paid for by the Initial Purchasers pursuant to the Purchase Agreement, will constitute legal, valid and binding obligations of each Issuer and Guarantor entitled to the benefits of the Indenture and enforceable against each Issuer and Guarantor in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether in a proceeding in equity or at law);

(vii) assuming (A) the accuracy of, and compliance with, the representations, warranties and covenants of the Issuers and the Guarantors in Section 1 and Section 3 of the Purchase Agreement, (B) the accuracy of, and compliance with, the representations, warranties and covenants of the Initial Purchasers in Section 2 of the Purchase Agreement, (C) the accuracy of the representations and warranties of each of the purchasers to whom the Initial Purchasers initially resell the Offered Securities as specified in Section 2 of the Purchase Agreement, (D) the compliance by the Initial Purchasers with the offering and transfer procedures and restrictions described in the Offering Memorandum and (E) receipt by each of the purchasers to whom the Initial Purchasers initially resell the Offered Securities of a copy of the Offering Memorandum prior to such sale, it is not necessary in connection with the offer, sale and delivery of the Offered Securities or in connection with the initial resale of such Offered Securities in the manner contemplated by the Purchase Agreement and the Offering Memorandum to register the Offered Securities under the Act, it being understood that no opinion is expressed as to any subsequent resale of any Offered Securities;

(viii) each of the Purchase Agreement and the Registration Rights Agreement has been duly authorized, executed and delivered by the Delaware Obligors and the New York Obligor;

(ix) the statements made in the Offering Memorandum under the heading "Tax Consequences – Certain United States Tax Consequences to Non-U.S. Holders" (or, if such heading is not used in the Offering Memorandum, any statements under a heading substantially similar thereto reasonably identified by counsel to the Initial Purchasers) as they purport to describe the material United States federal tax consequences of an investment in the Securities by a Non-U.S. Holder (as defined in the Offering Memorandum), fairly summarize the matters therein described; and

(x) neither Sun International nor any of its subsidiaries is an "investment company" within the meaning of, or is registered or otherwise required to be registered under, the Investment Company Act of 1940, as amended.

In addition, such counsel shall state that it has participated in conferences with certain officers of, and with the accountants for, Sun International concerning the preparation of the Offering Memorandum. Such counsel shall also advise you that, although it has made certain inquiries and investigations in connection with the preparation of the Offering Memorandum, the limitations inherent in the role of outside counsel are such that it cannot and does not assume responsibility for the accuracy or completeness of the statements made in the Offering Memorandum and that, subject to the foregoing, such counsel's work in connection with this matter did not disclose any information that gave such counsel reason to believe that the Offering Memorandum as of its date and the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Without limiting the foregoing, such counsel may further state that it assumes no responsibility for, expresses no view as to, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial, accounting and statistical data included in the Offering Memorandum. Such counsel may also state that it has assumed in its examination of all relevant documents the genuineness of all signatures, has relied as to factual matters upon the statements of officers and other representatives of Sun International and as to matters relating to the laws of other jurisdictions, on the opinions of local counsel for Sun International in such jurisdictions, as to which laws such counsel need express no opinion.

(e) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Giselle Pyfrom, Associate General Counsel of Sun International, to the effect that:

(i) Sun International and each of Sun International Bahamas Limited, Paradise Island Limited, Island Hotel Company Limited, Paradise Beach Inn Limited, Paradise Enterprises Limited, Paradise Acquisitions Limited, Sun International Timeshare Limited, Paradise Island Futures Limited, Sun International Development Limited, Paradise Security Services Limited, SunOnline Limited, Bahamas e-Trading Limited, Sun International Network Data Limited and Sun International Development (Timeshare) Limited (collectively, the "Bahamian Guarantors") has been duly incorporated, is validly existing as a corporation in good standing under the laws of the Commonwealth of The Bahamas and has the corporate power and authority required to carry on its business as it is currently being conducted or is proposed to be conducted (as discussed in the Offering Memorandum) and to own, lease and operate its properties;

(ii) Sun International and the Bahamian Guarantors have all the requisite corporate power and authority to execute, deliver and perform their respective obligations under this Agreement, the Indenture and the

Registration Rights Agreement and to authorize, issue and sell the Offered Securities and Guarantees as contemplated by this Agreement;

(iii) the Offered Securities have been duly and validly authorized, executed and delivered by Sun International and the Guarantees have been duly and validly authorized, executed and delivered by the Bahamian Guarantors;

(iv) all of the outstanding shares of capital stock of, or other ownership interests in, each of Sun International's subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable (to the extent governed by Bahamas law), and are owned by Sun International, free and clear of any Lien except for the pledges by Sun International under the Existing Credit Agreement;

(v) all the outstanding shares of capital stock of Sun International have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive or similar rights;

(vi) each of this Agreement, the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Registration Rights Agreement has been duly and validly authorized, executed and delivered by Sun International and each of the Bahamian Guarantors that is a party thereto;

(vii) the capitalization of Sun International is as set forth in the Offering Memorandum under the caption "Capitalization" in the column "Actual;" the statements in the Offering Memorandum under the captions "Risk Factors -- You may have difficulty enforcing judgments against us or our directors or management outside the United States," "Risk Factors -- We are subject to extensive governmental gaming regulation, which may harm our business," "Risk Factors -- Our gaming operations are subject to significant taxation and fees that increase our costs," "Business -- Certain Matters Affecting Our Bahamian Operations" and "Tax Consequences -- Certain Bahamian Tax Considerations," (or, if any such captions are not used in the Offering Memorandum, any statements under captions substantially similar thereto reasonably identified by counsel to the Initial Purchasers) insofar as such statements constitute summaries of Bahamian statutes, regulations, legal and governmental proceedings and contracts to which Sun International or any of its subsidiaries is a party, have been reviewed by such counsel and are accurate summaries thereof in all material respects;

(viii) the execution, delivery and performance of this Agreement, the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Registration Rights Agreement by Sun International and each of the Bahamian Guarantors that is a party thereto, the issuance and sale of the Offered Securities and the Guarantees, compliance by Sun International and each of the Bahamian Guarantors, as applicable, with all the provisions of this Agreement, the Registration Rights Agreement, the Original Indenture, the First Supplemental Indenture and the Offered Securities and the consummation of the transactions contemplated hereby and thereby did not and will not conflict with or constitute a breach or violation of (i) any Bahamian laws or administrative regulations, (ii) rulings or orders of any Bahamian court or governmental agency, body or official having jurisdiction over Sun International, any of its Bahamian subsidiaries or their respective properties or (iii) the respective Memorandum or Articles of Association of Sun International or any of its Bahamian Subsidiaries;

(ix) no authorization, approval, consent or order of any governmental or regulatory agency, body or official or any court of the Commonwealth of The Bahamas is required to be obtained in connection with the issuance and sale of the Offered Securities or the consummation of the transactions contemplated by this Agreement;

(x) there is no requirement under any Bahamian statute, rule or regulation with respect to gaming which requires any holder of the Offered Securities, solely in its capacity as a holder of the Offered Securities, to apply for or receive any individual license, any individual certificate or any other authorization from any Bahamian authority to acquire or hold Offered Securities under the Indenture; and

(xi) to the best of such counsel's knowledge, after due inquiry, neither Sun International nor any Bahamian Guarantor is in default or violation of any Bahamian laws, administrative regulations or order of any court or governmental agency, body, department, authority, board or official or other regulatory body.

(f) You shall have received on the Closing Date an opinion (satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Dorsey & Whitney and Rome McGuigan Sabanosh P.C., special counsel to the Issuers, to the effect that:

(i) Sun Cove has been duly incorporated and is a corporation validly existing and in good standing under the laws of the State of Connecticut, with full corporate power and authority to own, lease and operate its properties and conduct its businesses as described in the Offering Memorandum;

(ii) the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Purchase Agreement and the Registration Rights Agreement have been duly authorized and executed and delivered by Sun Cove;

(iii) the Guarantee has been duly authorized, executed and delivered by Sun Cove;

(iv) the execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Second Supplemental Indenture by Sun Cove, the issuance and sale of the Guarantee, compliance by Sun Cove with all the provisions of this Agreement, the Registration Rights Agreement, the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Guarantee and the consummation of the transactions contemplated hereby and thereby did not and will not conflict with or constitute a breach or violation of (i) any Connecticut laws or administrative regulations applicable to Sun Cove, (ii) any rulings or orders of any Connecticut court or governmental agency, body or official having jurisdiction over Sun Cove or its properties or (iii) the charter and by-laws of Sun Cove;

(v) none of the issuance and sale of the Offered Securities or the performance of the Issuers' obligations pursuant to this Agreement, the Registration Rights Agreement or the Indenture or the receipt of payments by TCA under the Mohegan Sun Casino relinquishment agreement will violate any federal, tribal or Connecticut statute, rule or regulation with respect to gaming to which any of the Issuers, their subsidiaries or TCA is subject or by which any of them is bound or to which any of their properties are subject;

(vi) no authorization, approval, consent or order of any federal, tribal or Connecticut authority with jurisdiction over gaming is required to be obtained in connection with the issuance and sale of the Securities and the transactions contemplated by this Agreement and the Registration Rights Agreement;

(vii) there is no requirement under any federal, tribal or Connecticut statute, rule or regulation with respect to gaming which requires any holder of the Offered Securities, solely in its capacity as a holder of the Offered Securities, to apply for or receive any individual license, any individual certificate or any other authorization from any federal, tribal or Connecticut authority to acquire or hold Offered Securities under the Indenture;

(viii) each of the Issuers, their subsidiaries, TCA and their employees has such permits from all regulatory or governmental officials, bodies and tribunals, federal, tribal or Connecticut, with respect to gaming laws, as are necessary to conduct its business in the manner described in the Offering Memorandum; and

(ix) the TCA partnership agreement is a valid and binding agreement of Sun Cove, enforceable against Sun Cove in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws now or hereafter in effect relating to creditors' rights generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(g) You shall have received on the Closing Date an opinion (reasonably satisfactory to you and counsel for the Initial Purchasers), dated the Closing Date, of Conyers, Dill & Pearman, British Virgin Islands counsel to Sun International, to the effect that:

(i) Sun International Management Limited ("SIML") is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands;

(ii) the Original Indenture, the Second Supplemental Indenture, the Purchase Agreement and the Registration Rights Agreement have been duly authorized, executed and delivered by SIML;

(iii) the Guarantee has been duly authorized, executed and delivered by SIML;

(iv) the execution, delivery and performance of this Agreement, the Original Indenture, the Second Supplemental Indenture and the Registration Rights Agreement by SIML, the issuance and sale of the Guarantee, compliance by SIML with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby did not and will not conflict with or constitute a breach or violation of (i) any British Virgin Islands laws or administrative regulations, (ii) rulings or orders of any British Virgin Islands court or governmental agency, body or official having jurisdiction over SIML or its properties or (iii) the charter and by-laws of SIML; and

(v) to the best knowledge of such counsel, after due inquiry, SIML is not in material default under, or in material violation of, any material laws or regulations or any order of any court or governmental agency, authority, department, board or other regulatory body.

The opinions of Cravath, Swaine & Moore, Giselle Pyfrom, Dorsey & Whitney, Rome McGuigan Sabanosh P.C. and Conyers, Dill & Pearman described in paragraphs (d), (e), (f) and (g) above shall be rendered to you at the request of Sun International and shall so state therein.

(h) You shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Initial Purchasers, an opinion dated the Closing Date as to such matters as the Initial Purchasers may reasonably require.

(i) You shall have received at or prior to the Closing Date from Skadden, Arps, Slate, Meagher & Flom LLP a memorandum or summary, in form and substance satisfactory to the Initial Purchasers, with respect to the qualification for offering and sale by the

Initial Purchasers of the Offered Securities under the state securities or Blue Sky laws of such jurisdictions as the Initial Purchasers may reasonably have designated to Sun International.

(j) You shall have received not later than the close of business, New York City time, on the Delivery Date and the Closing Date, letters, dated as of the date of the Offering Memorandum and the Closing Date, respectively, in form and substance satisfactory to you, of Arthur Andersen LLP confirming that they are independent public accountants within the meaning of the Act and the applicable published Rules and Regulations thereunder and stating that in their opinion the financial statements and schedules examined by them comply in form in all material respects with the applicable accounting requirements of the Act and the related published Rules and Regulations, and containing such other statements and information as is ordinarily included in accountants' "comfort letters" to Initial Purchasers with respect to the financial statements and certain financial and statistical information contained in the Offering Memorandum.

(k) Sun International shall have received not later than the close of business, New York City time, on the Delivery Date and the Closing Date, letters from Arthur Andersen LLP to Sun International, dated as of the Delivery Date and the Closing Date, respectively, confirming that the audit of the consolidated financial statements of Sun International and its subsidiaries as of December 31, 2001 and for the year then ended was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of such audit and such representations are true and correct on the respective dates of such letters, and Sun International shall have delivered a copy of such letter to the Initial Purchasers on such date.

(l) The Initial Purchasers shall have been notified by the Nasdaq Stock Market, Inc. that it had designated the Securities as PORTAL eligible.

(m) The Registration Rights Agreement shall have been executed and delivered by the Issuers and the Guarantors.

(n) Prior to the Closing Date, Sun International and its subsidiaries party thereto shall have obtained the necessary consent, in writing, to the Existing Credit Agreement permitting the issuance of the Offered Securities and the repurchase of the 9% Notes.

(o) In accordance with the terms of (i) the Indenture, (ii) the Indenture dated as of December 10, 1997, among the Issuers, the guarantors named therein and The Bank of New York, as trustee (the "8.625% Indenture"), and (iii) the Indenture, dated as of March 10, 1997, among the Issuers, the guarantors named therein and The Bank of New York, as trustee (together with the Indenture and the 8.625% Indenture, the "Applicable Indentures"), each of the subsidiaries of the Issuers that are not Guarantors shall have been designated as "Unrestricted Subsidiaries" under each of the Applicable Indentures.

The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in all material respects satisfactory to the Initial Purchasers and to Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Initial Purchasers.

If any of the conditions specified in this Section 5 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to you or to counsel for the Initial Purchasers pursuant to this Section 5 shall not be in all material respects reasonably satisfactory in form and substance to you and such counsel, all your obligations hereunder may be cancelled by you at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to Sun International in writing, or by telephone, telex or telegraph, confirmed in writing.

6. Indemnification.

(a) The Issuers and the Guarantors, jointly and severally, agree to indemnify and hold harmless (i) each Initial Purchaser, (ii) each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and (iii) the respective officers, directors, partners, employees, representatives and agents of any Initial Purchaser or any controlling person, against any and all losses, liabilities, claims, damages and out-of-pocket expenses whatsoever (including but not limited to reasonable attorneys' fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, investigation or proceeding, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which you or any such person may become subject under the Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Offering Memorandum, or in any supplement thereto or amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Issuers and the Guarantors will not be liable in any such case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense are caused by an untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the Initial Purchasers' Information, furnished in writing to the Issuers by such Initial Purchaser expressly for use in the Offering Memorandum (or any amendment or supplement thereto); provided, further, that the Issuers and the Guarantors shall not be liable to any Initial Purchaser with respect to any untrue statement or alleged untrue statement or omission or alleged omission in any preliminary offering memorandum to the extent that any such liabilities of an Initial Purchaser result from the fact that such Initial Purchaser sold Offered Securities to a person as to whom it shall be established by a court of competent jurisdiction in a final judgment not subject to appeal or review that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Offering Memorandum or of the Offering Memorandum as then amended or supplemented if the Issuers have previously furnished copies thereof to such Initial Purchaser and the liabilities of such Initial Purchaser result from an untrue statement or omission of a material fact contained in the preliminary offering memorandum which was corrected in the

Offering Memorandum or in the Offering Memorandum as then amended or supplemented. This indemnity agreement will be in addition to any liability which the Issuers and the Guarantors may otherwise have, including under this Agreement.

(b) Each Initial Purchaser, severally and not jointly, agrees to indemnify and hold harmless (i) the Issuers and the Guarantors, (ii) each person, if any, who controls any Issuer or any Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and (iii) the respective officers, directors, partners, employees, representatives and agents of the Issuers, the Guarantors and any controlling person, against any and all losses, liabilities, claims, damages and expenses whatsoever (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Offering Memorandum, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Initial Purchasers' Information. This indemnity agreement will be in addition to any liability which the Initial Purchasers may otherwise have, including under this Agreement.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the commencement thereof (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 6 except to the extent such indemnifying party has been materially prejudiced by such failure as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review). In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties, it being understood, however, that the indemnifying parties shall not, in connection with any one such action or separate but substantially similar related actions arising out of the same general allegations or circumstances, be liable for fees and expenses of more than one separate firm of attorneys (in addition to any appropriate local counsel) at any time for the indemnified parties. Anything in this subsection to the contrary notwithstanding, an indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent; provided, however, that such consent was not unreasonably withheld.

       7. **Contribution.** In order to provide for contribution in circumstances in which the indemnification provided for in Section 6 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, then each indemnifying party shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by any Issuer or Guarantor, any contribution received by any Issuer or Guarantor from persons, other than you, who may also be liable for contribution, including persons who control any Issuer or Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and directors of any Issuer or Guarantor) to which any indemnifying person may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Issuers and the Guarantors, on the one hand and the Initial Purchasers, on the other hand, from the offering of the Offered Securities or, if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Issuers and the Guarantors, on the one hand and the Initial Purchasers, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Issuers and the Guarantors, on the one hand and the Initial Purchasers on the other hand shall be deemed to be in the same proportion as, in the case of the Issuers and the Guarantors, the total proceeds from the offering (net of initial purchaser discounts and commissions but before deducting expenses) received by the Issuers and the Guarantors, and in the case of the Initial Purchasers, the initial purchaser shall bear to the total discounts and commissions received by the Initial Purchasers, respectively, pursuant to Section 2 of this Agreement. The relative fault of the Issuers and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuers and the Guarantors, on the one hand, or the Initial Purchasers, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Issuers, the Guarantors and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 7, (i) in no case shall any Initial Purchaser be liable or responsible for any amount in excess of the initial purchaser discount applicable to the Offered Securities purchased by such Initial Purchaser hereunder, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 7, each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act shall have the same rights to contribution as such Initial Purchaser, and each person, if any, who controls any Issuer or Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and each director of any Issuer or Guarantor shall have the same rights to contribution as any Issuer or Guarantor, subject in each case to clauses (i) and (ii) of this Section 7. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 7 or otherwise except to the extent such party from whom contribution may be sought has been materially prejudiced by such failure as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review. No party shall be liable for contribution with respect to any action or claim settled without its consent; provided, however, that such consent was not unreasonably withheld.

8. Default by an Initial Purchaser.

(a) If any Initial Purchaser shall default in its obligation to purchase the Offered Securities hereunder, any other Initial Purchaser may in its discretion arrange for itself or for another party or parties to purchase such Offered Securities to which such default relates on the terms contained herein. In the event that within five (5) calendar days after such a default you do not arrange for the purchase of the Offered Securities to which such default relates as provided in this Section 8, this Agreement shall thereupon terminate, without liability on the part of the Issuers with respect thereto (except in each case as provided in Section 4, 6(a) and 7 hereof) or the non-defaulting Initial Purchasers (except in each case as provided in Section 6(b) and 7 hereof), but nothing in this Agreement shall relieve a defaulting Initial Purchaser of its liability, if any, to the other Initial Purchasers and the Issuers for damages occasioned by its or their default hereunder.

(b) In the event that the Offered Securities to which the default relates are to be purchased by any non-defaulting Initial Purchaser, or are to be purchased by another party or parties as aforesaid, you or the Issuers shall have the right to postpone the Closing Date for a period, not exceeding seven (7) business days, in order to effect whatever changes may thereby be made necessary in the Offering Memorandum or in any other documents and arrangements. The term "Initial Purchaser" as used in this Agreement shall include any party substituted under this Section 8 with like effect as if it had originally been a party to this Agreement with respect to such Offered Securities.

9. Survival of Representations and Agreements. All representations and warranties, covenants and agreements of you and the Issuers contained in this Agreement, including the representations and agreements contained in the last paragraph of Section 2, the

agreements contained in Section 4, the indemnity agreements contained in Section 6 and the contribution agreements contained in Section 7, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of you or any controlling person thereof or by or on behalf of the Issuers and Guarantors, any of their respective officers and directors or any controlling person thereof, and shall survive delivery of any payment for the Securities to and by you. The representations contained in Section 1 and the agreements contained in Sections 4, 6, 7 and 10(c) hereof shall survive the termination of this Agreement including pursuant to Section 10 hereof.

10. <u>Termination</u>.

(a) You shall have the right to terminate this Agreement at any time prior to the Closing Date if (A) any domestic or international event or act or occurrence has materially disrupted, or in your opinion will in the immediate future materially disrupt, the market for Sun International's securities or securities in general; or (B) trading generally on the New York or American Stock Exchanges shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the New York or American Stock Exchanges by the New York or American Stock Exchanges or by order of the Commission or any other governmental authority having jurisdiction; or (C) a general banking moratorium has been declared by New York State, federal or Bahamian authorities or if any new restriction materially adversely affecting the distribution of the Offered Securities shall have become effective; or (D)(i) the United States becomes engaged in hostilities or there is an escalation of hostilities involving the United States or there is a declaration of a national emergency or war by the United States or (ii) there shall have been a change in political, financial or economic conditions if the effect of any such event in (i) or (ii) is such as in your judgment makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Offered Securities on the terms contemplated by the Offering Memorandum; or (E) there shall have been any material adverse change on the properties, results of operations, financial condition or prospects of Sun International and its subsidiaries, taken as a whole, except in each case as described in or contemplated by the Offering Memorandum (exclusive of any amendment or supplement thereto).

(b) Any notice of termination pursuant to this Section 10 shall be by telephone, telex, or telegraph, confirmed in writing by letter.

(c) If this Agreement shall be terminated pursuant to any of the provisions hereof (otherwise than pursuant to (i) notification by you as provided in Section 10(a) hereof or (ii) Section 8(a) hereof), or if the sale of the Offered Securities provided for herein is not consummated because any condition to your obligations set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Issuers or Guarantors to perform any agreement herein or comply with any provision hereof, the Issuers and Guarantors will, jointly and severally, subject to demand by you, reimburse you for all out-of-pocket expenses (including the fees and expenses of your counsel), incurred by you in connection herewith.

11. <u>Notice</u>. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and (a) if to any Issuer, to Charles D. Adamo,

Esq., Sun International Hotels Limited, Coral Towers, Paradise Island, The Bahamas, with a copy to Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York, 10019, Attention: D. Collier Kirkham, Esq. and (b) if to any Initial Purchaser, to Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, Attention: Corporate Finance Department, with a copy to Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Suite 3400, Los Angeles, California 90071, Attention: Nicholas P. Saggese, Esq., or in any case to such other address as the person to be notified may have requested in writing.

12. **Parties.** This Agreement shall inure solely to the benefit of, and shall be binding upon you and the Issuers and Guarantors and the controlling persons, directors, officers, employees and agents referred to in Sections 6 and 7, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Offered Securities from you.

13. **Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM**.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

If the foregoing correctly sets forth the understanding between you and the Issuers and Guarantors, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,

SUN INTERNATIONAL HOTELS LIMITED

By: _____

       Name:
       Title:

SUN INTERNATIONAL NORTH AMERICA, INC.

By: _____

       Name:
       Title:

Accepted, as of the date first above written.

BEAR, STEARNS & CO. INC.

By: _____
      Name:
      Title:

DEUTSCHE BANK SECURITIES INC.

By: _____
      Name:
      Title:

By: _____
      Name:
      Title:

CIBC WORLD MARKETS CORP.

By: _____
      Name:
      Title:

BANC OF AMERICA SECURITIES LLC

By: _____
      Name:
      Title:

WELLS FARGO BROKERAGE SERVICES, LLC

By: _____
       Name:
       Title:

J.P. MORGAN SECURITIES INC.

By: _____
       Name:
       Title:

SCHEDULE I

Initial Purchasers	Principal Amount of Securities to be Purchased
Bear, Stearns & Co. Inc.	$
Deutsche Bank Securities Inc.	$
CIBC World Markets Corp.	$
Banc of America Securities LLC	$
Wells Fargo Brokerage Services, LLC	$
J.P. Morgan Securities Inc.	$
TOTAL	$ 200,000,000

Exhibit 1

Form of
Accession Agreement

Pursuant to section 3(t) of the purchase agreement, dated May 9, 2002 (the "Purchase Agreement"), among Sun International Hotels Limited ("Sun International"), Sun International North America, Inc. ("SINA" and, collectively with Sun International, the "Issuers") and the initial purchasers listed on Schedule I thereto (the "Initial Purchasers"), such section being an inducement to the Initial Purchasers to execute said Purchase Agreement, [GUARANTOR] hereby executes this amendment to the Purchase Agreement, whereby [GUARANTOR] agrees, on a joint and several basis, to accede to the terms of the Purchase Agreement as a signatory and guarantor, and undertakes to perform, on a joint and several basis, any and all of the obligations of the Issuers and each of the other Guarantors set forth in the Purchase Agreement for all purposes as though it had executed the Purchase Agreement on May 9, 2002.

[GUARANTOR]

By

　　Name:
　　Title:

SCHEDULE 2(c)

Sun International Management Ltd. (British Virgin Islands)
Birbo NV (Netherlands Antilles)
Sun Hotels International Management NV (Netherlands Antilles)
Purposeful BV (Netherlands)
Sun International Finance Ltd. (British Virgin Islands)
Sun International Marketing (UK) Ltd. (UK)
Sun International Timeshare Limited (Bahamas)
Sun International Bahamas Limited (Bahamas)
Island Hotel Company Limited (Bahamas)
Paradise Enterprises Limited (Bahamas)
Paradise Island Limited (Bahamas)
Paradise Beach Inn Limited (Bahamas)
Paradise Acquisitions Limited (Bahamas)
Paradise Island Futures Limited (Bahamas)
Sun International Development Limited (Bahamas)
Paradise Security Services Limited (Bahamas)
Sun Cove California, Inc. (DE)
Sun Cove, Ltd. (CT)
Sun International Nevada, Inc. (NV)
Sun International Resorts Inc. (FL)
PIV, Inc. (FL)
ISS, Inc. (FL)
Sun International Marketing, Inc. (FL)
Sun International New York, Inc. (NY)
Sun Cove New York, Inc. (DE)
Sun Hotels International (Bermuda), Limited (Bermuda)
Aberdeen Management Limited (Channel Island)
SunOnline Limited (Bahamas)
Bahamas e-Trading Limited (Bahamas)
Sun International Network Data Limited (Bahamas)
SunOnline (IOM) Limited (Isle of Man)
Sun International Network Services Limited (UK)
Sun International Development (Timeshare) Limited (Bahamas)
Sun International North America, Inc. (DE)
Sun Vacances SA (France)
Sun International Management (Macau) Holdings Limited (Bahamas)
Sun International Holdings (Macau) Limited (Bahamas)
Sun International Management (Macau) Limited (Bahamas)
Sun International Construction Management Limited (Bahamas)
Ocean Club Estates Community Association Limited (Bahamas)

Exhibit 2.3 (f)

REGISTRATION RIGHTS AGREEMENT

Dated as of May 20, 2002

by and among

SUN INTERNATIONAL HOTELS LIMITED

and

SUN INTERNATIONAL NORTH AMERICA, INC.

as Issuers,

THE GUARANTORS NAMED HEREIN

and

BEAR, STEARNS & CO. INC.

DEUTSCHE BANK SECURITIES INC.

CIBC WORLD MARKETS CORP.

BANC OF AMERICA SECURITIES LLC

WELLS FARGO BROKERAGE SERVICES, LLC

J.P. MORGAN SECURITIES INC.,

as Purchasers

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of May 20, 2002, among Sun International Hotels Limited, a Bahamian international company, and Sun International North America, Inc., a Delaware corporation (the "Issuers"), the Guarantors as defined herein (the "Guarantors") and Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC and J.P. Morgan Securities Inc. (together, the "Purchasers").

This Agreement is made pursuant to the Purchase Agreement, dated as of May 9, 2002, among the Issuers, the Guarantors and the Purchasers (the "Purchase Agreement"), which provides for the sale by the Issuers and the Guarantors to the Purchasers of $200,000,000 aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2011 (the "Offered Securities"). In order to induce the Purchasers to enter into the Purchase Agreement, the Issuers and the Guarantors have agreed to provide to the Purchasers and their respective direct and indirect transferees, among other things, the registration rights for the Offered Securities set forth in this Agreement. The execution of this Agreement is a condition to the closing of the transactions contemplated by the Purchase Agreement.

The parties hereby agree as follows:

1. Definitions

As used in this Agreement, the following terms shall have the following meanings (and, unless otherwise indicated, capitalized terms used herein without definition shall have the meanings ascribed to them by the Purchase Agreement):

Advice: See Section 5.

Applicable Period: See Section 2.

Closing Date: The Closing Date as defined in the Purchase Agreement.

Effectiveness Period: See Section 3.

Effectiveness Target Date: See Section 3.

Event Date: See Section 4.

Exchange Act: The Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

Exchange Offer: See Section 2.

Exchange Registration Statement: See Section 2.

Exchange Registration Effectiveness Target Date: See Section 2.

Exchange Securities: See Section 2.

Filing Date: The 60th day after the Closing Date.

Guarantors: The Guarantors (as defined in the Indenture).

Holder: Any holder of Transfer Restricted Securities.

Indenture: The Indenture, dated as of August 14, 2001, among the Issuers, the Guarantors signatory thereto and The Bank of New York, as trustee, as amended by a Supplemental Indenture dated September 19, 2001 by and among the Issuers, the Guarantors signatory thereto and the trustee and the Second Supplemental Indenture among the Issuers, the Guarantors signatory thereto and the trustee, pursuant to which the Offered Securities are being issued, as further amended and supplemented from time to time in accordance with the terms thereof.

Issuers: See the introductory paragraph of this Agreement.

Liquidated Damages: See Section 4.

Offered Securities: See the introductory paragraph to this Agreement.

Participating Broker-Dealer: See Section 2.

Person: An individual, trustee, corporation, partnership, joint stock company, trust, limited liability company, unincorporated association, union, business association, firm or other legal entity.

Prospectus: The prospectus included in any Registration Statement (including, without limitation, any prospectus subject to completion and a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Exchange Securities and/or the Transfer Restricted Securities (as applicable) covered by such Registration Statement, and all other amendments and supplements to the Prospectus and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

Purchasers: See the introductory paragraph to this Agreement.

Registration Default: See Section 4.

Registration Statement: Any registration statement of the Issuers and the Guarantors, including, but not limited to, the Exchange Registration Statement, the Shelf Registration Statement or that otherwise covers any of the Transfer Restricted Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

Rule 144: Rule 144 promulgated pursuant to the Securities Act, as currently in effect, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

Rule 144A: Rule 144A promulgated pursuant to the Securities Act, as currently in effect, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

Rule 415: Rule 415 promulgated pursuant to the Securities Act, as currently in effect, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

SEC: The Securities and Exchange Commission.

Securities Act: The Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

Shelf Notice: See Section 2.

Shelf Registration: See Section 3.

Shelf Registration Statement: See Section 3.

Shelf Registration Statement Effectiveness Target Date: See Section 3.

TIA: The Trust Indenture Act of 1939, as amended.

Transfer Restricted Securities: The Offered Securities upon original issuance thereof and at all times subsequent thereto, until in the case of any such Offered Securities (i) a Registration Statement covering such Offered Securities has been declared effective by the SEC and such Offered Securities have been disposed of in accordance with such effective Registration Statement, (ii) such Offered Securities are sold in compliance with Rule 144 or (iii) such Offered Securities cease to be outstanding.

Trustee: The trustee under the Indenture and, if existent, the trustee under any indenture governing the Exchange Securities.

Underwritten registration or underwritten offering: A registration in which securities of the Issuers are sold to an underwriter for reoffering to the public.

2.   Exchange Offer

(a)   The Issuers and the Guarantors agree to file with the SEC as soon as practicable after the Closing Date, but in no event later than the Filing Date, an offer to exchange (the "Exchange Offer") any and all of the Transfer Restricted Securities for a like aggregate principal amount of debt securities of the Issuers and the Guarantors which will be substantially identical to the Offered Securities and will be fungible with, and will constitute the same class of securities as, the Series B Securities (as defined in the Indenture) (the "Exchange Securities") (and which are entitled to the benefits of the Indenture or a trust indenture which is identical to the Indenture (other than such changes to the Indenture or any such identical trust indenture as are necessary to comply with any requirements of the SEC to effect or maintain the qualification thereof under the TIA) and which, in either case, has been qualified under the TIA), except that the Exchange Securities shall have been registered pursuant to an effective Registration Statement in compliance with the Securities Act. The Exchange Offer will be registered pursuant to the Securities Act on an appropriate form (the "Exchange Registration Statement") and will comply with all applicable tender offer rules and regulations promulgated pursuant to the Exchange Act and shall be duly registered or qualified pursuant to all applicable state securities or Blue Sky laws. The Exchange Offer shall not be subject to any condition, other than that the Exchange Offer does not violate any applicable law or interpretation of the staff of the SEC. No securities shall be included in the Registration Statement covering the Exchange Offer other than the Exchange Securities. The Issuers and the Guarantors agree to use their best efforts to (x) cause the Exchange Registration Statement to become effective pursuant to the Securities Act on or before the 150th day following the Closing Date (the "Exchange Registration Statement Effectiveness Target Date"); (y) keep the Exchange Offer open for not less than 20 business days (or such longer period required by applicable law) after the commencement of the Exchange Offer; and (z) consummate the Exchange Offer within 30 business days after the earlier of the effectiveness thereof or the Exchange Registration Statement Effectiveness Target Date. Each Holder who participates in the Exchange Offer will be required to represent that any Exchange Securities received by it will be acquired in the ordinary course of its business, that at the time of the consummation of the Exchange Offer such Holder will have no arrangement or understanding with any Person to participate in the distribution of the Exchange Securities, and that such Holder is not an affiliate of the Issuers within the meaning of Rule 405 of the Securities Act (or that if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable). Each Holder that is not a Participating Broker-Dealer will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Securities. Each Holder that is (i) a Participating Broker-Dealer and (ii) will receive Exchange Securities for its own account in exchange for the Transfer Restricted Securities that it acquired as the result of market making or other trading activities will be required to acknowledge that it will deliver a Prospectus as required by law in connection with any resale of such Exchange Securities. Upon consummation of the Exchange Offer in accordance with this Agreement, the Issuers and the Guarantors shall have no further obligation to register Transfer Restricted Securities pursuant to Section 2(c) of this Agreement.

(b)   The Issuers and the Guarantors shall include within the Prospectus contained in the Exchange Registration Statement a section entitled "Plan of Distribution," acceptable to the Purchasers, which shall contain a summary statement of the positions taken or policies made by the Staff of the SEC with respect to the potential "underwriter" status of any broker-dealer that is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of Exchange Securities received by such broker-dealer in the Exchange Offer (a "Participating Broker-Dealer"). Such "Plan of Distribution" section shall also allow the use of the Prospectus by all Persons subject to the prospectus delivery requirements of the Securities Act, including all Participating Broker-Dealers, and include a statement describing the means by which Participating Broker-Dealers may resell the Exchange Securities.

(c)   The Issuers and the Guarantors shall use their best efforts to keep the Exchange Registration Statement effective and to amend and supplement the Prospectus contained therein, in order to permit such Prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act, for a period of 180 days after consummation of the Exchange Offer (or such longer period if extended pursuant to the last paragraph of Section 5) (the "Applicable Period")

In connection with the Exchange Offer, the Issuers shall:

(i) mail as promptly as practicable to each Holder a copy of the Prospectus forming part of the Exchange Registration Statement, together with an appropriate letter of transmittal and related documents;

(ii) utilize the services of a depositary for the Exchange Offer with an address in the Borough of Manhattan, The City of New York; and

(iii) permit Holders to withdraw tendered Offered Securities at any time prior to the close of business, New York time, on the last business day on which the Exchange Offer shall remain open.

As soon as practicable after the close of the Exchange Offer, the Issuers and the Guarantors shall:

(x) accept for exchange all Offered Securities tendered and not validly withdrawn pursuant to the Exchange Offer;

(y) deliver to the Trustee for cancellation   all Offered Securities so accepted for exchange; and

(z) cause the Trustee to authenticate and deliver promptly to each Holder of Offered Securities, Exchange Securities equal in principal amount to the Offered Securities of such Holder so accepted for exchange.

3.   Shelf Registration. If (a) prior to the consummation of the Exchange Offer, applicable interpretations of the staff of the SEC do not permit the Issuers and the Guarantors to effect the Exchange Offer as contemplated herein, (b) the Exchange Offer is not consummated within 210 days of the Closing Date for any reason or (c) any Holder of Transfer Restricted Securities shall notify the Issuers within 20 Business Days following the consummation of the Exchange Offer that (i) such Holder was prohibited by law or Commission policy from participating in the Exchange Offer or (ii) such Holder (other than by reason of such Holder's status as an affiliate of any of the Issuers or the Guarantors) may not resell the Exchange Securities acquired by it in the Exchange Offer to the public without delivering a prospectus and the Prospectus contained in the Exchange Offer Registration Statement is not available for such resales by such Holder, or (iii) such Holder is a broker-dealer and holds Transfer Restricted Securities acquired directly from the Issuers or any of their Affiliates, then the Issuers and the Guarantors shall (x) prepare and file with the SEC, on or prior to 30 days after the earlier of (i) the date on which the Issuers determine that the Exchange Offer Registration Statement cannot be filed as a result of clause (a) above and (ii) the date on which the Issuers receive the notice specified in clause (c) above (such earlier date, the "Filing Deadline"), a shelf registration statement pursuant to Rule 415 under the Act (which may be an amendment to the Exchange Offer Registration Statement (the "Shelf Registration Statement"), relating to all Transfer Restricted Securities, and (y) use their respective best efforts to cause such Shelf Registration Statement to become effective on or prior to 90 days after the Filing Deadline for the Shelf Registration Statement (the "Shelf Registration Statement Effectiveness Target Date," and together with the Exchange Registration Statement Effectiveness Target Date, the "Effectiveness Target Dates").

        The Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of such Transfer Restricted Securities for resale by the Holders in the manner or manners reasonably designated by them (including, without limitation, one or more underwritten offerings). To the extent necessary to ensure that the Shelf Registration Statement is available for sales of Transfer Restricted Securities by the Holders thereof entitled to the benefit of this Section 3, the Issuers and the Guarantors shall use their respective best efforts to keep the Shelf Registration Statement continuously effective under the Securities Act until the earlier of (i) the date which is 24 months after the Closing Date, (ii) the date that all Transfer Restricted Securities covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or (iii) there ceases to be outstanding any Transfer Restricted Securities (the "Effectiveness Period").

        The Issuers and the Guarantors shall use their best efforts to keep the Shelf Registration Statement continuously effective during the Effectiveness Period by supplementing and amending the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used for such Shelf Registration Statement, if required by the Securities Act, or if reasonably requested by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities covered by such Registration Statement and by any underwriter of such Transfer Restricted Securities.

4.   Liquidated Damages

(a)   The Issuers, the Guarantors and the Purchasers agree that the Holders of Transfer Restricted Securities will suffer damages if the Issuers or any Guarantor fail to fulfill their obligations pursuant to Section 2 or Section 3 hereof and that it would not be possible to ascertain the extent of such damages. Accordingly, in the event of such failure by the Issuers or any Guarantor to fulfill such obligations, the Issuers and the Guarantors hereby agree to pay liquidated damages ("Liquidated Damages") to each Holder of Transfer Restricted Securities under the circumstances and to the extent set forth below:

(i)   if neither the Exchange Registration Statement nor the Shelf Registration Statement has been filed with the SEC on or prior to the Filing Date or the Filing Deadline, as applicable; or

(ii)   if neither the Exchange Registration Statement nor the Shelf Registration Statement is declared effective by the SEC on or prior to the applicable Effectiveness Target Date; or

(iii) if (A) an Exchange Registration Statement is declared effective by the SEC, and (B) the Issuers and the Guarantors have not exchanged Exchange Securities for all Offered Securities validly tendered in accordance with the terms of the Exchange Offer on or prior to 30 business days following the earlier of (i) the effectiveness thereof or (ii) the Exchange Registration Statement Effectiveness Target Date; or

(iv) the Shelf Registration Statement has been declared effective by the SEC and such Shelf Registration Statement ceases to be effective or usable at any time during the Effectiveness Period, without being succeeded on the same day immediately by a post-effective amendment to such Registration Statement that cures such failure and that is itself immediately declared effective on the same day;

(any of the foregoing, a "Registration Default") then the Issuers shall pay to each Holder of Transfer Restricted Securities Liquidated Damages in an amount equal to $0.05 per week per $1,000 of the principal amount of Transfer Restricted Securities held by such Holder during the first 90-day period immediately following the occurrence of such Registration Default. The amount of such Liquidated Damages will increase by an additional $0.05 per week per $1,000 of the principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period, until all Registration Defaults have been cured; provided, however, that Liquidated Damages shall not at any time exceed $0.50 per week per $1,000 of the principal amount of Transfer Restricted Securities. Following the cure of all Registration Defaults relating to any Transfer Restricted Securities, the accrual of Liquidated Damages with respect to such Transfer Restricted Securities will cease. A Registration Default under clause (i) above shall be cured on the date that either the Exchange Registration Statement or the Shelf Registration Statement is filed with the SEC; a Registration Default under clause (ii) above shall be cured on the date that either the Exchange Registration Statement or the Shelf Registration Statement is declared effective by the SEC; a Registration Default under clause (iii) above shall be cured on the earlier of the date (A) the Exchange Offer is consummated or (B) a Shelf Registration Statement is declared effective; and a Registration Default under clause (iv) above shall be cured on the earlier of (A) the date that the post-effective amendment curing the deficiency in the Shelf Registration Statement is declared effective or (B) the Effectiveness Period expires.

(b)   The Issuers shall notify the Trustee within one business day after each and every date on which a Registration Default occurs (an "Event Date"). Liquidated Damages shall be paid by the Issuers to the Holders by wire transfer of immediately available funds to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified on or before the semi-annual interest payment date provided in the Indenture, provided, that payments shall not be required to be made more than once in any six-month period. Each obligation to pay Liquidated Damages shall be deemed to commence accruing on the applicable Event Date and to cease accruing when all Registration Defaults have been cured. In no event shall the Issuers pay Liquidated Damages in excess of the maximum applicable amount set forth above, regardless of whether one or multiple Registration Defaults exist.

5.   Registration Procedures

In connection with the registration of any Exchange Securities or Transfer Restricted Securities pursuant to Sections 2 or 3 hereof, the Issuers and the Guarantors shall effect such registration to permit the sale of such Exchange Securities or Transfer Restricted Securities (as applicable) in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Issuers and the Guarantors shall:

(a)   Prepare and file with the SEC, a Registration Statement or Registration Statements as prescribed by Section 2 or 3, and to use their best efforts to cause such Registration Statement(s) to become effective and remain effective as provided herein; provided that, if (1) such filing is pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, before filing any Registration Statement or Prospectus or any amendments or supplements thereto, the Issuers shall, if requested, furnish to and afford you a reasonable opportunity to review copies of all such documents (including copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed (at least 3 business days prior to such filing, or such later date as is reasonable under the circumstances) and shall use their best efforts to reflect in each such document, when so filed with the SEC, such comments as you may reasonably and timely propose.

(b)   Prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement or Exchange Registration Statement, as the case may be, as may be necessary to keep such Registration Statement continuously effective for the periods required by Section 2 or Section 3, as applicable; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all securities covered by such Registration Statement as so amended or in such Prospectus as so supplemented and with respect to the subsequent resale of any securities being sold by a Participating Broker-Dealer covered by any such Prospectus; the Issuers and the Guarantors shall be deemed not to have used their best efforts to keep a Registration Statement effective during the Applicable Period if they voluntarily take any action that would result in selling Holders of the Transfer Restricted Securities covered thereby or Participating Broker-Dealers seeking to sell Exchange Securities not being able to sell such Transfer Restricted Securities or such Exchange Securities during that period, unless (i) such action is required by applicable law, or (ii) such action is taken by them in good faith and for valid business reasons (not including avoidance of their obligations hereunder), including the acquisition or divestiture of assets.

(c)   If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, notify the selling Holders of Transfer Restricted Securities, or each such Participating Broker-Dealer known to the Issuers, as the case may be, their counsel and the managing underwriters, if any, promptly and confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective (including in such notice a written statement that any Holder may, upon request, obtain, without charge, one conformed copy of such Registration Statement or post-effective amendment including financial statements and schedules, documents incorporated or deemed to be incorporated by reference and exhibits), (ii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or the initiation of any proceedings for that purpose, (iii) if at any time when a prospectus is required by the Securities Act to be delivered in connection with sales of the Transfer Restricted Securities the representations and warranties of the Issuers or the Guarantors contained in any agreement (including any underwriting agreement) contemplated by Section 5(l) below cease to be true and correct, (iv) of the receipt by the Issuers or the Guarantors of any notification with respect to the suspension of the qualification or exemption from qualification of a Registration Statement or any of the Transfer Restricted Securities or the Exchange Securities to be sold by any Participating Broker-Dealer for offer or sale in any jurisdiction, or the initiation of any proceeding for such purpose, (v) of the happening of any event or any information becoming known that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the Issuers' and the Guarantors' reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(d)   If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, use its best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement or of any order preventing or suspending the use of a Prospectus or suspending the qualification (or exemption from qualification) of any of the Transfer Restricted Securities or the Exchange Securities (as applicable) to be sold by any Participating Broker-Dealer, for sale in any jurisdiction, and, if any such order is issued, to use their reasonable best efforts to obtain the withdrawal of any such order at the earliest possible moment.

(e)   If a Shelf Registration Statement is filed pursuant to Section 3 and if requested by the managing underwriters, if any, and the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities being sold in connection with an underwritten offering, (i) promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriters, if any, or such Holders or counsel reasonably request to be included therein, (ii) make all required filings of such prospectus supplement or such post-effective amendment as soon as practicable after the Issuers have received notification of the matters to be incorporated in such prospectus supplement or post-effective amendment, and (iii) supplement or make amendments to such Registration Statement with such information as the managing underwriter, if any, and such Holders and counsel reasonably request to be included therein.

(f)   If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, furnish to each selling Holder of Transfer Restricted Securities and to each such Participating Broker-Dealer who so requests, as the case may be, their counsel and each managing underwriter, if any, without charge, one conformed copy of the Registration Statement or Registration Statements and each post-effective amendment thereto, including financial statements and schedules, and, if requested, all documents incorporated or deemed to be incorporated therein by reference and all exhibits.

(g)   If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, deliver to each selling Holder of Transfer Restricted Securities pursuant to a Shelf Registration Statement, or each such Participating Broker-Dealer, as the case may be, their counsel, and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of preliminary prospectus) and each amendment or supplement thereto and any documents incorporated by reference therein as such Persons may reasonably request; and, subject to the last paragraph of this Section 5, the Issuers and the Guarantors hereby consent to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders of Transfer Restricted Securities or each such Participating Broker-Dealer, as the case may be, and the underwriters or agents, if any, and dealers (if any), in connection with the offering and sale of the

Transfer Restricted Securities covered by or the sale by Participating Broker-Dealers of the Exchange Securities pursuant to such Prospectus and any amendment or supplement thereto.

(h)   If a Shelf Registration Statement is filed pursuant to Section 3, cooperate with the selling Holders of Transfer Restricted Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold, which certificates shall not bear any restrictive legends and shall be in a form eligible for deposit with The Depository Trust Company, and, subject to the terms of the Indenture, enable such Transfer Restricted Securities to be in such denominations and registered in such names as the managing underwriters, if any, or Holders may reasonably request.

(i)   If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, upon the occurrence of any event contemplated by paragraph 5(c)(v) or 5(c)(vi) above, as promptly as practicable prepare and (subject to Section 5(a) above) file with the SEC, at the expense of the Issuers and the Guarantors, a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Transfer Restricted Securities being sold thereunder or to the purchasers of the Exchange Securities to whom such Prospectus will be delivered by a Participating Broker-Dealer, any such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)   Prior to the effective date of the first Registration Statement relating to the Transfer Restricted Securities, (i) provide the Trustee with certificates for the Transfer Restricted Securities in a form eligible for deposit with The Depository Trust Company and (ii) provide a CUSIP number for the Transfer Restricted Securities.

(k)   In connection with an underwritten offering of Transfer Restricted Securities pursuant to a Shelf Registration Statement, enter into an underwriting agreement as is customary in underwritten offerings and take all such other actions as are reasonably requested by the managing underwriters in order to expedite or facilitate the registration or the disposition of such Transfer Restricted Securities, and in such connection, (i) make such representations and warranties to the underwriters, with respect to the business of the Issuers, the Guarantors and their subsidiaries and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, as are customarily made by issuers to underwriters in underwritten offerings, and confirm the same if and when requested; (ii) obtain opinions of counsel to the Issuers and the Guarantors and updates thereof in form and substance reasonably satisfactory to the managing underwriters, addressed to the underwriters covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by underwriters; (iii) obtain "cold comfort" letters and updates thereof in form and substance reasonably satisfactory to the managing underwriters from the independent certified public accountants of the Issuers and the Guarantors (and, if necessary, any other independent certified public accountants of any subsidiary of the Issuers or the Guarantors or of any business acquired by either of them for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings and such other matters as are reasonably requested by underwriters as permitted by Statement on Auditing Standards No. 72; and (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures no less favorable than those set forth in Section 7 hereof (or such other provisions and procedures acceptable to Holders of a majority in aggregate principal amount of Transfer Restricted Securities covered by such Registration Statement and the managing underwriters or agents) with respect to all parties to be indemnified pursuant to said Section. The above shall be done at each closing under such underwriting agreement, or as and to the extent required thereunder.

(l)   If (1) a Shelf Registration Statement is filed pursuant to Section 3, or (2) a Prospectus contained in an Exchange Registration Statement filed pursuant to Section 2 is required to be delivered under the Securities Act by any Participating Broker-Dealer who seeks to sell Exchange Securities during the Applicable Period, (i) make available for inspection by any selling Holder of such Transfer Restricted Securities being sold, or each such Participating Broker-Dealer, as the case may be, any underwriter participating in any such disposition of Transfer Restricted Securities, if any, and any attorney, accountant or other agent retained by any such selling Holder or each such Participating Broker-Dealer, as the case may be, or underwriter (collectively, the "Inspectors"), at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Issuers, the Guarantors and their subsidiaries (collectively, the "Records") as shall be reasonably necessary to enable them to exercise any applicable due diligence responsibilities, and (ii) cause the officers, directors and employees of the Issuers, the Guarantors and their subsidiaries to supply all information in each case reasonably requested by any such Inspector in connection with such Registration Statement. Information supplied pursuant to clauses (i) and (ii) above which the Issuers determine, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors, unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or (iii) the information in such Records has been made generally available to the public.

(m)   Provide an indenture trustee for the Transfer Restricted Securities or the Exchange Securities, as the case may be, and cause the Indenture to be qualified under the TIA not later than the effective date of the Exchange Offer or the first Registration Statement relating to the Transfer Restricted Securities; and in connection therewith, cooperate with the trustee under any such indenture and the holders of the Transfer Restricted Securities, to effect such changes to such indenture as may be required for such indenture to be so qualified in accordance with the terms of the TIA; and execute, and use its best efforts to cause such trustee to execute, all documents as may be required to effect such changes, and all other forms and documents required to be filed with the SEC to enable such indenture to be so qualified in a timely manner.

(n)   Comply with all applicable rules and regulations of the SEC and, as soon as reasonably practicable, make generally available to its securityholders consolidated earnings statements (which need not be audited) of the Issuers that satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

(o)   If an Exchange Offer is to be consummated, upon delivery of the Transfer Restricted Securities by Holders to the Issuers (or to such other Person as directed by the Issuers) in exchange for the Exchange Securities, the Issuers and the Guarantors shall mark, or cause to be marked, on such Transfer Restricted Securities that such Transfer Restricted Securities are being cancelled in exchange for the Exchange Securities; in no event shall such Transfer Restricted Securities be marked as paid or otherwise satisfied.

(p)   Cooperate with each seller of Transfer Restricted Securities covered by any Registration Statement and each underwriter, if any, participating in the disposition of such Transfer Restricted Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. (the "NASD").

(q)   Use their best efforts to take all other steps necessary to effect the registration of the Transfer Restricted Securities or Exchange Securities, as applicable, covered by a Registration Statement contemplated hereby.

The Issuers may require each seller of Transfer Restricted Securities or Participating Broker-Dealer as to which any registration is being effected to furnish to the Issuers such information regarding such seller or Participating Broker-Dealer and the distribution of such Transfer Restricted Securities or Exchange Securities to be sold by such Participating Broker-Dealer, as the case may be, as the Issuers may, from time to time, reasonably request. The Issuers may exclude from such registration the Transfer Restricted Securities of any seller or Participating Broker-Dealer who fails to furnish such information within a reasonable time after receiving such request.

Each Holder of Transfer Restricted Securities and each Participating Broker-Dealer agrees by acquisition of such Transfer Restricted Securities or Exchange Securities to be sold by such Participating Broker-Dealer, as the case may be, that, upon receipt of any notice from the Issuers of the happening of any event of the kind described in Section 5(c)(ii), 5(c)(iv), 5(c)(v) or 5(c)(vi), such Holder will forthwith discontinue disposition of such Transfer Restricted Securities covered by such Registration Statement or Prospectus or Exchange Securities to be sold by such Participating Broker-Dealer, as the case may be, until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(j), or until it is advised in writing (the "Advice") by the Issuers that the use of the applicable Prospectus may be resumed, and has received copies of any amendments or supplements thereto. In the event the Issuers give any notice of the happening of any event of the kind described in Section 5(c)(ii), 5(c)(iv), 5(c)(v) or 5(c)(vi), the time period for the effectiveness of such Registration Statement set forth in Section 2 or Section 3 hereof, as applicable, shall be extended by the number of days from the date of such notice to the date when each selling Holder covered by such Registration Statement shall have received copies of the supplemental or amended Prospectus contemplated by Section 5(j) or shall have received the Advice that the use of the applicable Prospectus may be resumed.

6.   Registration Expenses

(a)   All fees and expenses incident to the performance of or compliance with this Agreement by the Issuers or the Guarantors shall be borne by the Issuers and the Guarantors, whether or not the Exchange Offer or a Shelf Registration Statement is filed or becomes effective, including, without limitation, (i) all registration and filing fees (including, without limitation, (A) fees with respect to filings required to be made with the NASD in connection with an underwritten offering and (B) fees and expenses of compliance with state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of counsel in connection with Blue Sky qualifications of the Transfer Restricted Securities or Exchange Securities (x) where the Holders of Transfer Restricted Securities are located, in the case of the Exchange Securities, or (y) as provided in Section 5(h), in the case of Transfer Restricted Securities or Exchange Securities to be sold by a Participating Broker-Dealer during the Applicable Period)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Transfer Restricted Securities or Exchange Securities in a form eligible for deposit with The Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the managing underwriters, if any, or, in respect of Transfer Restricted Securities or Exchange Securities to be sold by any Participating Broker-Dealer during the Applicable Period, by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities included in any Registration Statement or of such Exchange Securities, as the case may be), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Issuers and the Guarantors, (v) fees and disbursements of all independent certified public accountants referred to in Section 5(k)(iii) (including, without limitation, the expenses of any special audit and "cold comfort" letters required by or incident to such performance), (vi) rating agency fees, (vii) Securities Act liability insurance, if the Issuers and the Guarantors desire such insurance, (viii) fees and expenses of all other Persons retained by the Issuers or the Guarantors, (ix) internal expenses of the Issuers and the Guarantors (including, without limitation, all salaries and expenses of officers and employees of the Issuers and the Guarantors performing legal or accounting duties), (x) the expense of any annual audit, (xi) the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange and (xii) the expenses relating to printing, word processing and distributing all Registration Statements, underwriting agreements, securities sales agreements, and indentures. Nothing contained in this Section 6 shall create an obligation on the part of the Issuers or any Guarantor to pay or reimburse any Holder for any underwriting commission or discount attributable to any such Holder's Transfer Restricted Securities included in an underwritten offering pursuant to a Registration Statement filed in accordance with the terms of this Agreement, or to guarantee such Holder any profit or proceeds from the sale of such Securities.

(b)   In connection with any Shelf Registration Statement hereunder, the Issuers and the Guarantors shall reimburse the Holders of the Transfer Restricted Securities being registered in such registration for the reasonable fees and disbursements of not more than one counsel (in addition to one local counsel in each relevant jurisdiction) chosen by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities to be included in such Registration Statement and other reasonable out-of-pocket expenses of the Holders of Transfer Restricted Securities reasonably incurred in connection with the registration of the Transfer Restricted Securities.

7.   Indemnification

Each Issuer and each Guarantor agrees, jointly and severally, to indemnify and hold harmless (i) each of the Purchasers, each Holder of Transfer Restricted Securities, each Holder of Exchange Securities, each Participating Broker-Dealer, (ii) each person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) any such Person (any of the persons referred to in this clause (ii) being hereinafter referred to as a "controlling person"), and (iii) the respective officers, directors, partners, employees, representatives and agents of any of such Person or any controlling person (any person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as an "Indemnified Person") to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including, without limitation, and as incurred, reimbursement of all reasonable costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and expenses of counsel to any Indemnified Person) directly or indirectly caused by, related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (as amended or supplemented if the Issuers shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by, arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages or liabilities are caused by (i) any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Indemnified Person furnished to the Issuers or any underwriter in writing by such Indemnified Person expressly for use therein, or (ii) any untrue statement contained in or omission from a preliminary prospectus if a copy of the Prospectus (as then amended or supplemented, if the Issuers shall have furnished to or on behalf of the Holder participating in the distribution relating to the relevant Registration Statement any amendments or supplements thereto) was not sent or given by or on behalf of such Holder to the person asserting any such losses, liabilities, claims, damages or expenses who purchased Offered Securities, if such is required by law at or prior to the written confirmation of the sale of such Securities to such person and the untrue statement contained in or omission from such preliminary prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented). The Issuers and the Guarantors shall notify the Trustee promptly of the institution, threat or assertion of any claim, proceeding (including any governmental investigation) or litigation of which it or they shall have become aware in connection with the matters addressed by this Agreement which involves the Issuers, any Guarantor or an Indemnified Person.

In connection with any Registration Statement in which a Holder of Transfer Restricted Securities is participating, such Holder of Transfer Restricted Securities agrees, severally and not jointly, to indemnify and hold harmless the Issuers, the Guarantors and their directors and officers and each person who controls the Issuers or the Guarantors within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Issuers and the Guarantors to each Indemnified Person, but only with reference to information relating to such Indemnified Person furnished to the Issuers in writing by such Indemnified Person expressly for use in any Registration Statement or Prospectus, any amendment or supplement thereto, or any preliminary prospectus. The liability of any Indemnified Person pursuant to this paragraph shall in no event exceed the net proceeds received by such Indemnified Person from sales of Transfer Restricted Securities giving rise to such obligations.

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying person") in writing, and the indemnifying person shall have the right to assume the defense thereof with counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying person may reasonably designate in such proceeding and shall pay the reasonable fees and expenses actually incurred by such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party, unless (i) the indemnifying person and the indemnified party shall have mutually agreed in writing to the contrary, (ii) the indemnifying person failed to assume the defense within a reasonable time after the commencement of the action and employ counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both such indemnified party and the indemnifying person, or any affiliate of the indemnifying person and such indemnified party shall have been reasonably advised by counsel that either (x) there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying person or such affiliate of the indemnifying person or (y) a conflict may exist between such indemnified party and the indemnifying person or such affiliate of the indemnifying person (in which case the indemnifying person shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying person shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all such indemnified parties, which firm shall be designated in writing by indemnified parties who sold a majority in aggregate principal amount of Transfer Restricted Securities sold by all such indemnified parties and any such separate firm for the Issuers and the Guarantors, their directors, their officers and such control persons of the Issuers and the Guarantors shall be designated in writing by the Issuers. The indemnifying person shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying person agrees to indemnify any indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying person shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

If the indemnification provided for in the first and second paragraphs of this Section 7 is unavailable to an indemnified party, in respect of any losses, claims, damages, liabilities, or expenses referred to therein (other than by reason of the exceptions provided therein), then each indemnifying person under such paragraphs, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities, or expenses (i) in such proportion as is appropriate to reflect the relative benefits of the indemnified party on the one hand and the indemnifying person(s) on the other in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities, or expenses or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying person(s) and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying person(s), on the one hand, and any indemnified parties, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying person(s), on the one hand, or by such indemnified parties, on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The parties agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if such indemnified parties were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses actually incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an indemnified party be required to contribute any amount in excess of the amount by which proceeds received by such indemnified party from sales of Transfer Restricted Securities exceeds the amount of any damages that such indemnified party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

The indemnity and contribution agreements contained in this Section 7 will be in addition to any liability which the indemnifying persons may otherwise have to the indemnified parties referred to above. The indemnified parties' obligations to contribute pursuant to Section 7 are several in proportion to the respective principal amount of Securities sold by each of the indemnified parties hereunder and not joint.

8.   Rules 144 and 144A

The Issuers and the Guarantors covenant that, during the Effectiveness Period, they will file the reports required to be filed by them pursuant to the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder in a timely manner and, if at any time the Issuers and the Guarantors are not required to file such reports, they will, upon the request of any Holder of Transfer Restricted Securities, make available information required by Rules 144 and 144A under the Securities Act in order to permit sales pursuant to Rule 144 and Rule 144A.

9.   Underwritten Registrations

(a)   If any of the Transfer Restricted Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by the Holders of a majority in aggregate principal amount of such Transfer Restricted Securities included in such offering and reasonably acceptable to the Issuers.

No Holder of Transfer Restricted Securities may participate in any underwritten registration hereunder, unless such Holder (i) agrees to sell such Holder's Transfer Restricted Securities on the basis provided in any customary underwriting arrangements entered into in connection therewith and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

(b)   Each Holder of Transfer Restricted Securities agrees, if requested (pursuant to a timely written notice) by the managing underwriters in an underwritten offering or placement agent in a private offering of the Company's debt securities, not to effect any private sale or distribution (including a sale pursuant to Rule 144(k) and Rule 144A, but excluding non-public sales to any of its affiliates, officers, directors, employees and controlling persons) of any of the Securities except pursuant to an Exchange Offer, during the period beginning 10 days prior to, and ending 90 days after, the closing date of the underwritten offering.

The foregoing provisions shall not apply to any Holder of Transfer Restricted Securities if such Holder is prevented by applicable statute or regulation from entering into any such agreement.

The Issuers and the Guarantors agree without the written consent of the managing underwriters in an underwritten offering of Transfer Restricted Securities covered by a Registration Statement filed pursuant to Section 3 hereof, not to effect any public or private sale or distribution of their respective debt securities, including a sale pursuant to Regulation D or Rule 144A under the Securities Act, during the period beginning   10 days prior to, and ending 90 days after, the closing date of each underwritten offering made pursuant to such Registration Statement; provided, however, that such period shall be extended by the number of days from and including the date of the giving of any notice pursuant to Section 5(c)(v) or 5(c)(vi) hereof to and including the date when each seller of Transfer Restricted Securities covered by such Registration Statement shall have received the copies of the supplemented or amended Prospectus contemplated by Section 5(j) hereof and provided further, that no such offering restriction shall apply to more than one such underwritten offering per twelve-month period.

10. Miscellaneous

(a) Remedies. In the event of a breach by the Issuers of any of their obligations under this Agreement, each Holder of Transfer Restricted Securities, in addition to being entitled to exercise all rights provided herein, in the Indenture or, in the case of the Purchasers, in the Purchase Agreement, or granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Subject to Section 4, the Issuers and the Guarantors agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by them of any of the provisions of this Agreement and hereby further agree that, in the event of any action for specific performance in respect of such breach, they shall waive the defense that a remedy at law would be adequate.

(b) No Inconsistent Agreements. None of the Issuers or any Guarantor will enter into any agreement with respect to any of their respective securities which will grant to any Person piggy-back registration rights with respect to an Exchange Registration Statement or a Shelf Registration Statement.

(v) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Issuers have obtained the written consent of holders of at least a majority of the then outstanding aggregate principal amount of Transfer Restricted Securities and Exchange Securities held by Participating Broker-Dealers holding Exchange Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and Participating Broker-Dealers holding Exchange Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect, impair, limit or compromise the rights of other Holders and Participating Broker-Dealers holding Exchange Securities may be given by holders of at least a majority in aggregate principal amount of the Transfer Restricted Securities and Exchange Securities held by Participating Broker-Dealers being sold by such holders pursuant to such Registration Statement; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence.

(d) Notices. All notices and other communications (including without limitation any notices or other communications to the Trustee) provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, next-day air courier or telecopier:

(i) if to a Holder of Transfer Restricted Securities, at the most current address given by the Trustee to the Issuers; and

(ii)   if to the Issuers or the Guarantors, Charles D. Adamo, Sun International Hotels Limited, Coral Towers, Paradise Island (Tel: 242-363-2202)(Fax: 242-363-4581), with a copy to Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, Attention: D. Collier Kirkham, Esq. (Tel: 212-474-1000) (Fax: 212-474-3700).

All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; ten business days after being deposited in the mail, postage prepaid, if mailed; three business days after being timely delivered to a next-day air courier; and when receipt is acknowledged by the addressee, if telecopied.

Copies of all such notices, demands or other communications shall be concurrently delivered by the Person giving the same to the Trustee under the Indenture at the address specified in such Indenture.

(e)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Transfer Restricted Securities. The Issuers and the Guarantors agree that the holders of the Offered Securities shall be third party beneficiaries to the agreements made hereunder by the Issuers and the Guarantors and each holder shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights hereunder.

(f)   Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(g)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h)   **Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR**

PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(i)   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(j)   Entire Agreement. This Agreement, together with the Purchase Agreement, is intended by the parties as a final expression of their agreement, and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.

(k)   Securities Held by the Issuers, the Guarantors or Their Affiliates. Whenever the consent or approval of Holders of a specified percentage of Transfer Restricted Securities is required hereunder, Transfer Restricted Securities held by the Issuers, any Guarantor or any of their affiliates (as such term is defined in Rule 405 under the Securities Act) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

SUN INTERNATIONAL HOTELS LIMITED

By: _____
      Name:
      Title:

SUN INTERNATIONAL NORTH AMERICA, INC.

By: _____
      Name:
      Title:

GUARANTORS:

SUN INTERNATIONAL BAHAMAS LIMITED
PARADISE ISLAND LIMITED
ISLAND HOTEL COMPANY LIMITED
PARADISE BEACH INN LIMITED
PARADISE ENTERPRISES LIMITED
PARADISE ACQUISITIONS LIMITED
SUN INTERNATIONAL MANAGEMENT LIMITED
SUN INTERNATIONAL TIMESHARE LIMITED
PARADISE ISLAND FUTURES LIMITED
SUN INTERNATIONAL DEVELOPMENT LIMITED
PARADISE SECURITY SERVICES LIMITED
SUNONLINE LIMITED
BAHAMAS E-TRADING LIMITED
SUN INTERNATIONAL NETWORK DATA LIMITED
SUN INTERNATIONAL DEVELOPMENT (TIMESHARE) LIMITED
SUNONLINE (IOM) LIMITED
SUN HOTELS INTERNATIONAL (BERMUDA) LIMITED
SUN INTERNATIONAL FINANCE LIMITED
ABERDEEN MANAGEMENT LIMITED
SUN VACANCES SA
BIRBO NV
SUN HOTEL INTERNATIONAL MANAGEMENT NV
PURPOSEFUL BV
SUN INTERNATIONAL MARKETING (UK) LTD.
SUN INTERNATIONAL NETWORK SERVICES LIMITED
SUN COVE, LTD.
SUN INTERNATIONAL NEVADA, INC.
SUN INTERNATIONAL RESORTS INC.
PIV, INC.
ISS, INC.

SUN INTERNATIONAL MARKETING, INC.
SUN COVE CALIFORNIA, INC.
SUN COVE NEW YORK, INC.
SUN INTERNATIONAL NEW YORK, INC.
SUN INTERNATIONAL DEVELOPMENT GROUP, INC.

By

_____
Name: William C. Murtha
Title: Authorized Signatory

The foregoing Registration Rights
Agreement is hereby confirmed and
accepted as of the date first
above written.

BEAR, STEARNS & CO. INC.

By:_____
  Name:
  Title:

DEUTSCHE BANK SECURITIES INC.

By:_____
  Name:
  Title:

By:_____
  Name:
  Title:

CIBC WORLD MARKETS CORP.

By:_____
  Name:
  Title:

BANC OF AMERICA SECURITIES LLC

By:_____
  Name:
  Title:

WELLS FARGO BROKERAGE SERVICES, LLC

By:_____
  Name:
  Title:

J.P. MORGAN SECURITIES INC.

By:_____
  Name:
  Title:

Exhibit 4.8

STOCK PURCHASE AGREEMENT
dated as of February 14, 2002
by and among
Station Casinos, Inc.,
Station Online, Inc.
Sun International Hotels Limited

and

SunOnline Limited

with

respect to certain shares of capital stock of

SunOnline Limited

TABLE OF CONTENTS

This STOCK PURCHASE AGREEMENT dated as of February 14, 2002 (the "Effective Date"), is made and entered into by and among Station Casinos, Inc., a Nevada corporation ("SCI"), Station Online, Inc., a Nevada corporation and a wholly-owned subsidiary of SCI ("Purchaser"), SunOnline Limited, an international business company organized under the laws of the Commonwealth of the Bahamas (the "Company"), and Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of the Bahamas ("Seller"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 11.01.

WHEREAS, the Company is a wholly-owned subsidiary of Seller; and

WHEREAS, Seller desires to sell and Purchaser desires to purchase (and SCI desires to cause Purchaser to purchase) 2,500,000 shares of the common stock of the Company (the "Shares"), representing a fifty percent (50%) ownership interest in the Company, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
SALE OF SHARES AND CLOSING

1.01   Purchase and Sale. Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Shares free and clear of all Liens at the Closing on the terms and subject to the conditions set forth in this Agreement.

1.02   Purchase Price. Subject to adjustment as provided in Section 1.03, the aggregate purchase price for the Shares shall be an amount equal to: (a) US$ 3,554,520, which represents fifty percent (50%) of the equity capital contributed by Seller to the Company as of the date of the Company Balance Sheet, plus (b) US$1,448,500, which represents an amount equal to fifty percent (50%) of the IOM Deposit, plus (c) fifty percent (50%) of any additional equity capital contributed by Seller to the Company between the date of the Company Balance Sheet and the Closing Date (the "Additional Paid-In Capital") (collectively, the "Purchase Price").

1.03   Post-Closing Adjustment.

(a)   As promptly as practicable after the Closing Date, but in no event more than sixty (60) days after the Closing Date, Seller will prepare and deliver to Purchaser a statement (the "Statement") reflecting the actual amount in U. S. Dollars of Additional Paid-In Capital (the "Actual Additional Paid-In Capital"). The Statement shall be accompanied by a certificate of the Chief Financial Officer of Seller to the effect that the Statement and the documents related thereto present fairly and accurately the amount of capital contributed by Seller to the Company between the date of the Company Balance Sheet and the Closing Date.

1

(b)   Purchaser and a firm of independent public accountants designated by Purchaser (the "Purchaser's Accountant") will be entitled to reasonable access during normal business hours to the relevant records, personnel and working papers of Seller to aid in their review of the Statement. The Statement shall be deemed to be accepted by Purchaser and shall be conclusive for the purposes of the adjustment described in Section 1.03(c) hereof except to the extent, if any, that Purchaser or Purchaser's Accountant shall have delivered, within thirty (30) days after receiving the Statement, a written notice to Seller setting forth objections thereto, specifying in reasonable detail any such objection (it being understood that any amounts not disputed as provided herein shall be paid promptly). If a change proposed by Purchaser is disputed by Seller, then Purchaser and Seller shall negotiate in good faith to resolve such dispute. If, after a period of thirty (30) days following the date on which Purchaser gave Seller notice of any such proposed change, any such proposed change still remains disputed, then Purchaser and Seller hereby agree that the accounting firm of PriceWaterhouseCoopers (the "Accounting Firm") shall resolve any remaining disputes. The Accounting Firm shall act as an arbitrator to make a determination with respect to the issues that are disputed by the parties, based on presentations by Purchaser and Seller, and by independent review of the Accounting Firm if deemed necessary in the sole discretion of the Accounting Firm, which determination shall be limited to only those issues still in dispute. The decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Section 1.03(b). The fees and expenses of the Accounting Firm, if any, shall be paid equally by Purchaser and Seller.

(c)   If the Actual Additional Paid-In Capital is greater than the Estimated Additional Paid-In Capital, Purchaser shall, and if the Actual Additional Paid-In Capital is less than the Estimated Additional Paid-In Capital, Seller shall, within ten (10) Business Days after the Statement becomes final and binding on the parties pursuant to clause (b) above, make payment by wire transfer of immediately available funds of an amount equal to fifty percent (50%) of such difference to such account as Purchaser or Seller, as appropriate, may reasonably direct by written notice to the other party.

1.04   Closing. The Closing will take place at a location mutually agreeable to the parties on a date (the "Closing Date") as soon as practicable, but no later than the fifth Business Day after satisfaction (or waiver by the applicable party) of the conditions set forth in Articles VI and VII, and in any event prior to September 1, 2002 (the "Outside Date"). At the Closing, Purchaser will pay (a) $5,003,020 of the Purchase Price, plus (b) fifty percent (50%) of an estimate, proposed by Seller (and reasonably satisfactory to Purchaser) and delivered to Purchaser at least five (5) Business Days prior to the Closing Date, of the Additional Paid-In Capital (the "Estimated Additional Paid-In Capital"), by wire transfer of immediately available funds to such account as Seller may reasonably direct by written notice delivered to Purchaser by Seller at least two (2) Business Days before the Closing Date. Simultaneously, Seller will assign and transfer to Purchaser all of Seller's right, title and interest in and to the Shares by delivering to Purchaser certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached. At the Closing, there shall also be delivered to Seller and Purchaser the opinion, certificates and other Contracts, documents and instruments to be delivered under Articles VI and VII.

1.05   Further Assurances; Post-Closing Cooperation.

(a)   From time to time, at the request and expense of the requesting party, whether prior to, at or after the Closing, each party agrees to and shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as the requesting party may reasonably request under this Agreement and the other Definitive Agreements.

(b)   Following the Closing, each party will afford the other parties and their respective counsel and accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business or Condition of the Company in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax Returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement or any of the other Definitive Agreements or (v) in connection with any actual or threatened Action or Proceeding. Further, each party agrees for a period extending six (6) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other parties and such other parties shall not agree in writing to take possession thereof during the ten (10) day period after such offer is made.

(c)   If, in order properly to prepare its Tax Returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Business or Condition of the Company not referred to in paragraph (b) above, and such information, documents or records are in the possession or control of another party, such other party shall use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient's request, cost and expense.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY

Seller and the Company, jointly and severally, hereby represent and warrant to SCI and Purchaser as follows:

2.01   Organization of Seller. Seller is an international business company duly organized, validly existing and in good standing under the Laws of the Commonwealth of the Bahamas. Seller has full power and authority to execute and deliver this Agreement and the other Definitive Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including without limitation, to own, hold, sell and transfer (pursuant to this Agreement) the Shares.

2.02   Organization of the Company. The Company is an international business company duly organized, validly existing and in good standing under the Laws of the

Commonwealth of the Bahamas, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. The Company has no subsidiaries other than those listed in Section 2.02 of the Disclosure Schedule. The names of each director and officer of the Company and its subsidiaries on the date hereof are listed in Section 2.02 of the Disclosure Schedule. Seller has prior to the execution of this Agreement delivered to Purchaser true and complete copies of the certificate of incorporation and articles of association (or other comparable charter documents) of the Company and each of its subsidiaries as in effect on the date hereof.

2.03   Authority. The execution and delivery by Seller and the Company of this Agreement and the other Definitive Agreements to which each is a party, and the performance by Seller and the company of their respective obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors of Seller or the Company, as applicable, no other action on the part of Seller, the Company or their respective stockholders being necessary. This Agreement has been duly and validly executed and delivered by Seller and the Company and constitutes, and upon the execution and delivery by Seller or the Company, as applicable, of the other Definitive Agreements to which it is a party, such other Definitive Agreements will constitute legal, valid and binding obligations of Seller and the Company enforceable against Seller and the Company in accordance with their terms.

2.04   Capital Stock. The authorized capital stock of the Company consists solely of 10,000,000 shares of common stock, par value of US$0.001 per share (the "Common Stock"), of which 5,000,000 shares are issued and outstanding and owed of record and beneficially by Seller. The authorized capital stock of each subsidiary of the Company is listed on Section 2.04 of the Disclosure Schedule. There are no outstanding shares of capital stock of (a) the Company other than the Common Stock or (b) any subsidiary of the Company other than as listed on Section 2.04 of the Disclosure Schedule. The Common Stock and the capital stock of each subsidiary of the Company is duly authorized, validly issued, outstanding, fully paid and nonassessable. Except as set forth in Section 2.04 of the Disclosure Schedule, Seller owns the Shares, beneficially and of record, free and clear of all Liens and the Company owns all of the issued and outstanding shares of capital stock of each subsidiary of the Company, beneficially and of record, free and clear of all Liens. Except for this Agreement and as disclosed in Section 2.04 of the Disclosure Schedule, there are no outstanding Options with respect to the Company or any subsidiary of the Company. The delivery of certificates at the Closing representing the Shares in the manner provided in Section 1.04 will transfer to Purchaser good and valid title to the Shares, free and clear of all Liens.

2.05   No Conflicts. The execution and delivery by Seller and the Company of this Agreement does not, and the execution and delivery by Seller and the Company of the other Definitive Agreements to which it is a party, the performance by Seller and the Company of their respective obligations under this Agreement and such other Definitive Agreements and the consummation of the transactions contemplated hereby and thereby will not:

(a)   conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or articles of association (or other comparable corporate charter documents) of Seller, the Company or any subsidiary of the Company;

(b)   subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 2.06 of the Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Seller, the Company, any subsidiary of the Company or any of their respective Assets and Properties except as could not be reasonably expected to have a Company Material Adverse Effect; or

(c)   except as disclosed in Section 2.05 of the Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) except as disclosed in Section 2.06 of the Disclosure Schedule, require Seller, the Company or any subsidiary of the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon Seller, the Company, any subsidiary of the Company or any of their respective Assets and Properties under, any Contract or License to which Seller, the Company or any subsidiary of the Company is a party or by which any of their respective Assets and Properties are bound, that in any such case could be reasonably expected to have a Company Material Adverse Effect.

2.06   Governmental Approvals and Filings. Except as disclosed in Section 2.06 of the Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Seller, the Company or any subsidiary of the Company is required in connection with the execution, delivery and performance of this Agreement or any of the other Definitive Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

2.07   Books and Records. The minute books and other similar records of the Company and its subsidiaries as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the Board of Directors and committees of the Board of Directors of the Company and its subsidiaries. The stock transfer ledgers and other similar records of the Company and its subsidiaries as made available to Purchaser prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Company and its subsidiaries. Except as set forth in Section 2.07 of the Disclosure Schedule, none of the Company or its subsidiaries has any of its Books and Records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the control of the Company.

2.08   Financial Statements. Prior to the execution of this Agreement, Seller has delivered to Purchaser true and complete copies of the Company Balance Sheet and will provide, upon its availability, a true and correct copy of the report on such audited information by Arthur Andersen LLP. Except as set forth in the notes thereto and as disclosed in Section 2.08 of the Disclosure Schedule, the Company Balance Sheet (i) was prepared in accordance with GAAP, (ii) fairly presents the financial condition and consolidated results of operations of the Company and its subsidiaries as of the date thereof and for the period covered thereby, and (iii) was compiled from Books and Records regularly maintained by management of the Company and its subsidiaries and used to prepare the financial statements of the Company in accordance with the principles stated therein. The Company and its subsidiaries have maintained the Books and Records in a manner sufficient to permit the preparation of financial statements in accordance with GAAP.

2.09   Absence of Changes. Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date, since the date of the Company Balance Sheet there has not been any event, development or condition which, individually or together with other such events, developments or conditions, has had or could reasonably be expected to have a Company Material Adverse Effect. Without limiting the foregoing, except as disclosed in Section 2.09 of the Disclosure Schedule, there has not occurred between the date of the Company Balance Sheet and the Effective Date:

(a)   any declaration, setting aside or payment of any dividend or distribution in respect of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition by the Company of any capital stock of or any Option with respect to the Company;

(b)   any authorization, issuance, sale or other disposition by the Company or its subsidiaries of any shares of capital stock of or Option with respect to the Company or its subsidiaries, or any modification or amendment of any right of any holder of any outstanding shares of capital stock of or Option with respect to the Company or its subsidiaries;

(c)   any (A) amendment of the certificate of incorporation or articles of association (or other comparable corporate charter documents) of the Company or any subsidiary of the Company, (B) recapitalization, reorganization, liquidation or dissolution of the Company or any subsidiary of the Company or (C) merger or other business combination involving the Company or any subsidiary of the Company and any other Person;

(d)   any entering into, amendment, modification, termination (partial or complete) or granting of a waiver under or giving any consent with respect to (A) any Contract which is required (or had it been in effect on the date hereof would have been required) to be disclosed in the Disclosure Schedule pursuant to Section 2.17 other than in the ordinary course of business; or (B) any material License held by the Company or any subsidiary of the Company;

2.10   No Undisclosed Liabilities. Except as disclosed in Section 2.10 of the Disclosure Schedule, there are no Liabilities against, relating to or affecting the Company or any subsidiary of the Company or any of their respective Assets and Properties required to be included on the consolidated balance sheet for the Company under GAAP, other than Liabilities which, individually or in the aggregate, are not material to the Business or Condition of the Company.

2.11   Taxes. Except as disclosed in Section 2.11 of the Disclosure Schedule, the Company and all of its subsidiaries have filed all Tax Returns required to be filed by applicable law prior to the Effective Date and will timely file all such Tax Returns required to be filed on or after the Effective Date but on or before the Closing Date. All such Tax Returns were (and, as to

Tax Returns not filed as of the Effective Date, will be) true, complete and correct and filed on a timely basis. The Company and all of its subsidiaries have paid all Taxes that are due, or claimed or asserted by any taxing authority to be due, from it for the periods covered by the Tax Returns or have duly and fully provided reserves adequate to pay all Taxes on the Company Balance Sheet. There are no Tax liens upon the assets of the Company or any of its subsidiaries except liens for Taxes not yet due. Except as disclosed in <u>Section 2.11 of the Disclosure Schedule</u>, neither of the Company nor any of its subsidiaries have requested (or had requested on their behalf) any extensions of time to file Tax Returns or have executed any outstanding waivers or comparable consents regarding the application of the statute of limitations for any Taxes or Tax Returns (and no extensions have been executed on their behalf). To Seller's and the Company's knowledge, there are no audits or other administrative proceedings or court proceedings presently pending with regard to any Taxes or Tax Returns of the Company or its subsidiaries. Seller has made available (or, in the case of Tax Returns to be filed on or before the Closing Date, will make available) to Purchaser complete and accurate copies of all Tax Returns and associated work papers filed by or on behalf of the Company and all of its subsidiaries for all taxable years ending on or prior to the Closing Date. The Company and its subsidiaries have made adequate provisions under the Company Balance Sheet for capital taxes for all periods ending before the Closing Date, and the portions for any period which includes the Closing Date, ending on the Closing Date (calculated as if such portion were a separate period) for which Tax Returns are not filed on or before the Closing Date.

2.12   <u>Compliance With Laws and Orders</u>. Except as disclosed in <u>Section 2.12 of the Disclosure Schedule</u>, neither the Company nor any subsidiary of the Company is or has at any time been, or has received any notice that it is or has at any time been, in violation of or in default under any Law or Order applicable to the Company or any subsidiary of the Company or any of its respective Assets and Properties, excluding such defaults and violations which, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

2.13   <u>Benefit Plans</u>. <u>Section 2.13 of the Disclosure Schedule</u> contains a true and complete list of the Benefit Plans. The Company and its subsidiaries have not scheduled or agreed upon future increases of benefit levels (or creation of new benefits) with respect to any Benefit Plan, and no such increases or creation of benefits have been proposed, made the subject of representations to employees or requested or demanded by employees under circumstances which make it reasonable to expect that such increases will be granted. Except as disclosed in <u>Section 2.13 of the Disclosure Schedule</u>, no loan is outstanding between the Company or any of its subsidiaries and any employee. Each of the Benefit Plans is, and its administration is and has been since inception, in all material respects in compliance with, and neither the Company nor any of its subsidiaries has received any claim or notice that any such Benefit Plan is not in compliance with, all applicable Laws. The Company and its subsidiaries do not maintain and are not obligated to provide benefits under any life, medical or health plan which provides benefits to retirees or other terminated employees.

2.14   <u>Real Property</u>. Except as disclosed in <u>Section 2.14 of the Disclosure Schedule</u>, none of the Company or its subsidiaries owns or leases any real property.

2.15   <u>Tangible Personal Property; Investment Assets</u>.

(a)   The Company and each of its subsidiaries is in possession of and has good title to, or valid leasehold interests in or valid rights under Contract to use, all material, tangible personal property used in or reasonably necessary for the conduct of their respective businesses. All such material, tangible personal property is listed in Section 2.15 of the Disclosure Schedule, and is free and clear of all Liens, other than Permitted Liens and Liens disclosed in Section 2.15(a) of the Disclosure Schedule, and is in good working order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws.

(b)   Section 2.15(b) of the Disclosure Schedule describes each Investment Asset owned by the Company or any subsidiary of the Company on the date hereof. Except as disclosed in Section 2.15(b) of the Disclosure Schedule, all such Investment Assets are owned by the Company or a subsidiary of the Company, as applicable, free and clear of all Liens other than Permitted Liens.

2.16   Intellectual Property Rights. The Company and each of its subsidiaries has interests in and uses the Intellectual Property disclosed in Section 2.16 of the Disclosure Schedule, each of which the Company or a subsidiary of the Company either has, or will have pursuant to the Seller Trademark License Agreement, all right, title and interest in or valid and binding rights under Contract to use. No other Intellectual Property is used or necessary in the conduct of the business of the Company or its subsidiaries. Except as disclosed in Section 2.16 of the Disclosure Schedule or where the breach of such representation could not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its subsidiaries have the right to use the Intellectual Property disclosed in Section 2.16 of the Disclosure Schedule, (ii) all registrations with and applications to Governmental or Regulatory Authorities in respect of such Intellectual Property are valid and in full force and effect and except as required by Law are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by the Company or its subsidiaries to maintain its validity or effectiveness, (iii) there are no restrictions on the sublicense or other direct or indirect transfer of any Contract, or any interest therein, held by the Company or its subsidiaries in respect of such Intellectual Property, (iv) Seller has made available to Purchaser prior to the execution of this Agreement all requested documentation with respect to any invention, process, design, computer program or other know-how or trade secret included in such Intellectual Property and within the possession or control of Seller, (v) the Company and its subsidiaries have taken such reasonable security measures as are customary in the industry in which the Company and its subsidiaries conduct their respective businesses to protect the secrecy, confidentiality and value of its trade secrets, (vi) none of Company or its subsidiaries is, nor have they received notice that any of them is, in default (or with the giving of notice or lapse of time or both, would be in default) under any Contract to use such Intellectual Property and (vii) to the knowledge of Seller and the Company, no such Intellectual Property is being infringed by any other Person. Except as disclosed in Section 2.16 of the Disclosure Schedule, none of the Seller, the Company nor any subsidiary of the Company has received notice that the Company or any subsidiary of the Company is infringing any Intellectual Property of any other Person, no claim is pending or has been made to such effect that has not been resolved and the Company and its subsidiaries are not infringing any Intellectual Property of any other Person. No former employees, officers, agents, directors or independent contractors of the Company or any of its subsidiaries has asserted any claim, or has any valid claim or valid right to any Intellectual Property of the Company or its subsidiaries.

2.17　Contracts.　Section 2.17 of the Disclosure Schedule contains a true and complete list of each of the following Contracts or other arrangements, to which the Company or any subsidiary of the Company is party or by which any of their respective Assets and Properties are bound:

(a)　(A) all Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified or unspecified term or otherwise relating to employment or the termination of employment; and (B) any written or unwritten representations, commitments, promises, communications or courses of conduct (excluding Benefit Plans and any such Contracts referred to in clause (A)) involving an obligation of the Company or any subsidiary of the Company to make payments in any year, other than with respect to salary or incentive compensation payments in the ordinary course of business, to any employee exceeding US$25,000 or any group of employees exceeding US$50,000 in the aggregate;

(b)　all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or any subsidiary of the Company to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with the Company or its subsidiaries;

(c)　all partnership, joint venture, stockholders' or other similar Contracts with any Person;

(d)　all Contracts relating to Indebtedness of the Company or its subsidiaries;

(e)　all material Contracts with vendors, distributors, dealers, manufacturer's representatives, sales agencies or franchisees;

(f)　all Contracts relating to (A) the future disposition or acquisition of any Assets and Properties, other than dispositions or acquisitions in the ordinary course of business consistent with past practice, and (B) any merger or other business combination;

(g)　all Contracts between or among the Company or any subsidiary of the Company, on the one hand, and Seller, any officer, director or Affiliate (other than the Company) of Seller, on the other hand;

(h)　all collective bargaining or similar labor Contracts;

(i)　all Contracts that (A) limit or contain restrictions on the ability of the Company or its subsidiaries to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any Assets and Properties, to change the lines of business in which it participates or engages or (B) require the Company or any subsidiary of the Company to maintain specified financial ratios or levels of net worth or other indicia of financial condition; and

(j)　all other Contracts (other than Benefit Plans and insurance policies listed in Section 2.19 of the Disclosure Schedule) that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or its subsidiaries of more than

US$50,000 annually and (B) cannot be terminated within thirty (30) days after giving notice of termination without resulting in any material cost or penalty to the Company or its subsidiaries.

Each Contract required to be disclosed in Section 2.17 of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto; and except as disclosed in Section 2.17 of the Disclosure Schedule the Company and its subsidiaries are not, nor, to the knowledge of the Seller and the Company, is any other party to such Contract, nor has any such party received notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract), in any material respect. Seller has delivered true, correct and complete copies of the Contracts listed in Section 2.17 of the Disclosure Schedule to Purchaser.

2.18   Licenses. Section 2.18 of the Disclosure Schedule contains a true and complete list of all Licenses, used in and material, individually or in the aggregate, to the business or operations of each of the Company and its subsidiaries(and all pending applications for any such Licenses). Prior to the execution of this Agreement, Seller has delivered to Purchaser true and complete copies of all such Licenses. Except as disclosed in Section 2.18 of the Disclosure Schedule:

(a)   each License listed in Section 2.18 of the Disclosure Schedule is valid, binding and in full force and effect; and

(b)   neither the Company nor any of its subsidiaries is, nor has any such party received any notice that it is, in default under or in violation of or noncompliance with the requirements applicable to (or with the giving of notice or lapse of time or both, would be in default or in violation or noncompliance with) any such License which default, either individually or in the aggregate, could be reasonably expected to have a Company Material Adverse Effect.

2.19   Insurance. The Company and its subsidiaries maintain the insurance policies set forth on Section 2.19 of the Disclosure Schedule. Such insurance policies are maintained with principally sound and reputable insurers and, in light of the respective business operations and Assets and Properties of the Company and its subsidiaries, in amounts and coverages that are reasonable and customary for Persons engaged in such businesses and operations and having such Assets and Properties. None of the Company, its subsidiaries nor the Person to whom such policy has been issued has received notice that any insurer under any such policy maintained by the Company or its subsidiaries is denying liability with respect to a claim thereunder or defending under a reservation of rights clause.

2.20   Affiliate Transactions. Except as disclosed in Section 2.17(g) or Section 2.20 of the Disclosure Schedule, (i) there are no intercompany Liabilities between the Company or its subsidiaries, on the one hand, and Seller, any officer, director or Affiliate (other than the Company) of Seller, on the other, (ii) neither Seller nor any such officer, director or Affiliate provides or causes to be provided any assets, services or facilities to the Company or its subsidiaries, (iii) neither the Company nor its subsidiaries provides or causes to be provided any assets, services or facilities to Seller or any such officer, director or Affiliate and (iv) neither the

Company nor its subsidiaries beneficially owns, directly or indirectly, any Investment Assets issued by Seller or any such officer, director or Affiliate. Except as disclosed in Section 2.20 of the Disclosure Schedule, each of the Liabilities and transactions listed in Section 2.20 of the Disclosure Schedule was incurred or engaged in, as the case may be, on an arm's-length basis.

2.21   Environmental Matters. Except as could not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its subsidiaries is in compliance with all environmental Laws governing the ownership or operation of their respective Assets and Properties (including, without limitation, the lease of any real property by the Company or its subsidiaries).

2.22   Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller and the Company directly with SCI and Purchaser without the intervention of any Person on behalf of Seller or the Company in such manner as to give rise to any valid claim by any Person against the Company, SCI or Purchaser for a finder's fee, brokerage commission or similar payment.

2.23   Indebtedness. Except as set forth in Section 2.17 or in Section 2.23 of the Disclosure Schedule, the Company and its subsidiaries have no outstanding Indebtedness.

2.24   Purchase Price Calculation. The amounts set forth in Section 1.02(a) and (b) fairly and accurately reflect (a) in the case of Section 1.02(a), an amount equal to fifty percent (50%) of the actual equity capital contributed by Seller to the Company as of the date of the Company Balance Sheet, and (b) in the case of Section 1.02(b), an amount equal to fifty percent (50%) of the actual IOM Deposit.

2.25   Disclosure. All material facts and all material documents relating to the Business or Condition of the Company have been disclosed or otherwise provided to Purchaser in connection with this Agreement. No representation or warranty contained in this Agreement, and no statement contained in the Disclosure Schedule or in any certificate required to be provided under this Agreement contains any untrue statement of a material fact.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SCI AND PURCHASER

Each of SCI and Purchaser, jointly and severally, hereby represents and warrants to Seller as follows:

3.01   Organization. Each of SCI and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. Each of SCI and Purchaser has full corporate power and authority to execute and deliver this Agreement and the other Definitive Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

3.02   Authority. The execution and delivery by each of SCI and Purchaser of this Agreement and the other Definitive Agreements to which it is a party, and the performance by each of SCI and Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors of SCI and Purchaser, no other corporate action on the part of SCI or Purchaser or their respective stockholders being necessary. This Agreement has been duly and validly executed and delivered by SCI and Purchaser and constitutes, and upon the execution and delivery by SCI and Purchaser of the other Definitive Agreements to which each is a party, such Definitive Agreements will constitute, legal, valid and binding obligations of SCI and Purchaser enforceable against SCI and Purchaser in accordance with their terms.

3.03   No Conflicts. The execution and delivery by SCI and Purchaser of this Agreement do not, and the execution and delivery by SCI and Purchaser of the other Definitive Agreements to which it is a party, the performance by SCI and Purchaser of its obligations under this Agreement and such other Definitive Agreements and the consummation of the transactions contemplated hereby and thereby will not:

(a)   conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of SCI or Purchaser;

(b)   conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to SCI or Purchaser or any of their respective Assets and Properties, except as could not be reasonably expected to have a Purchaser Material Adverse Effect; or

(c)   except as disclosed in Section 3.03 of the Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require SCI or Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon SCI or Purchaser or any of their respective Assets or Properties under, any Contract or License to which SCI or Purchaser is a party or by which any of their respective Assets and Properties is bound, except in all cases as could not be reasonably expected to have a Purchaser Material Adverse Effect.

3.04   Governmental Approvals and Filings. Except as set forth in Section 3.04 of the Disclosure Schedule no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of SCI or Purchaser is required in connection with the execution, delivery and performance of this Agreement or the other Definitive Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

3.05   Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of SCI and Purchaser, threatened against, relating to or affecting SCI or Purchaser or any of their respective Assets and Properties which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

3.06   Purchase for Investment. The Shares will be acquired by Purchaser for its own account for the purpose of investment, it being understood that the right to dispose of such Shares shall be in accordance with the terms and conditions of the Stockholders Agreement.

3.07   Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by SCI and Purchaser directly with Seller without the intervention of any Person on behalf of SCI or Purchaser in such manner as to give rise to any valid claim by any Person against Seller or the Company for a finder's fee, brokerage commission or similar payment.

ARTICLE IV
COVENANTS OF SELLER AND THE COMPANY

Seller and the Company, jointly and severally, covenant and agree with SCI and Purchaser that, at all times from and after the Effective Date until the Closing (and, with respect to Section 4.10, for a period of six (6) months following the Closing Date), Seller and the Company will comply with all covenants and provisions of this Article IV, except to the extent Purchaser may otherwise consent in writing.

4.01   Regulatory and Other Approvals. Seller and the Company will, as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, satisfy all requests for documents or other information from, make all filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of Seller or the Company to consummate the transactions contemplated hereby, including without limitation those described in Sections 2.05 and 2.06 of the Disclosure Schedule, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as Purchaser or such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith, and (c) cooperate with Purchaser in connection with the performance of its obligations under Section 5.01. Seller will provide prompt notification to Purchaser when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Purchaser of any material communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement or any of the other Definitive Agreements.

4.02   Investigation by Purchaser. Seller and the Company will (a) provide Purchaser and its officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together "Representatives") with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company and its Assets and Properties and Books and Records, and (b) furnish Purchaser and such other Persons with all such information and data (including without limitation copies of Contracts, Benefit Plans and other Books and Records) concerning the business and operations of the Company as Purchaser or any of such other Persons reasonably may request in connection with such investigation.

4.03   No Solicitations. Prior to the earlier of the Closing Date or the date on which this Agreement is terminated pursuant to the terms hereof, neither Seller nor the Company will take or permit any Affiliate of Seller or the Company (or authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of Seller, the Company or any such Affiliate) to take, directly or indirectly, any action to solicit, encourage, receive, negotiate, assist or otherwise facilitate (including by furnishing confidential information with respect to the Company or permitting access to the Assets and Properties and

Books and Records of the Company) any offer or inquiry from any Person concerning an Acquisition Proposal.

4.04   Conduct of Business. Prior to the earlier of the Closing Date or the date on which this Agreement is terminated pursuant to the terms hereof, the Company will conduct business only in the ordinary course consistent with reasonable commercial practices.

4.05   Payment of Taxes. Seller shall pay all sales, use, transfer, real property transfer, recording, gains, stock transfer, stamp and other similar taxes and fees arising out of or in connection with the transactions effected pursuant to this Agreement, and shall indemnify, defend, and hold harmless SCI, Purchaser, the Company and the Company's subsidiaries on an after-Tax basis with respect to such transfer Taxes. Seller shall file all necessary documentation and Tax Returns with respect to such transfer Taxes.

4.06   Financial Statements and Reports; Filings.

(a)   As promptly as practicable and in any event no later than fifteen (15) days after the end of each calendar month ending after the Effective Date, and prior to the Closing Date, Seller will deliver to Purchaser true and complete copies of the unaudited consolidated balance sheet, and the related unaudited consolidated statements of operations, stockholders' equity and cash flows, of the Company and its subsidiaries as of and for each such calendar month and the portion of the fiscal year then ended, as the case may be, together with the notes, if any, relating thereto.

(b)   As promptly as practicable, Seller will deliver to Purchaser true and complete copies of such other financial statements, reports and analyses as may be prepared or received by Seller or the Company and its subsidiaries relating to the business or operations of the Company and its subsidiaries or as Purchaser may otherwise reasonably request.

(c)   As promptly as practicable, Seller will deliver to Purchaser copies of all License applications, correspondence and filings made by each Company and its subsidiaries after the date hereof and before the Closing Date with any Governmental or Regulatory Authority (other than routine, recurring correspondence or filings made in the ordinary course of business consistent with past practice and any confidential personal declaration forms filed by any individual licensees or qualifiers).

4.07   Employee Matters. Except as may be required by Law, Seller and the Company will refrain, and will cause the Company to refrain, from directly or indirectly:

(a)   making any representation or promise, oral or written, to any officer, employee or consultant of the Company or any subsidiary of the Company concerning any Benefit Plan, except for statements as to the rights or accrued benefits of any officer, employee or consultant under the terms of any Benefit Plan;

(b)   making any material increase in the salary, wages or other compensation of any officer, employee or consultant of the Company or any subsidiary of the Company;

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(c)   adopting, entering into or becoming bound by any Benefit Plan, employment-related Contract or collective bargaining agreement, or amending, modifying or terminating (partially or completely) any Benefit Plan, employment-related Contract or collective bargaining agreement, except to the extent required by applicable Law and, in the event compliance with legal requirements presents options, only to the extent that the option which Seller reasonably believes to be the least costly is chosen; or

(d)   establishing or modifying, in any material respect, any (i) targets, goals, pools or similar provisions in respect of any fiscal year under any Benefit Plan, employment-related Contract or other employee compensation arrangement or (ii) salary ranges, increase guidelines or similar provisions in respect of any Benefit Plan, employment-related Contract or other employee compensation arrangement.

Seller will cause the Company and its subsidiaries to administer each Benefit Plan, or cause the same to be so administered, in all material respects in accordance with applicable Laws. Seller will promptly notify Purchaser in writing of each receipt by Seller, the Company or any subsidiary of the Company (and furnish Purchaser with copies) of any notice of investigation or administrative proceeding involving any Benefit Plan.

4.08   Certain Restrictions. Seller will cause the Company and its subsidiaries to, and each of the Company and its subsidiaries will, refrain from:

(a)   amending its certificate of incorporation or articles of association (or other comparable corporate charter documents) or taking any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution of any such company;

(b)   authorizing, issuing, selling or otherwise disposing of any shares of capital stock of or any Option with respect to the Company or any subsidiary, or modifying or amending any right of any holder of outstanding shares of capital stock of or Option with respect to the Company or any subsidiary;

(c)   (i) declaring, setting aside or paying any dividend or other distribution in respect of the capital stock of the Company or its subsidiaries (other than distributions made in respect of capital stock held exclusively by the Company), or (ii) directly or indirectly redeeming, purchasing or otherwise acquiring any capital stock of or any Option with respect to the Company or its subsidiaries (other than any capital stock or Option held exclusively by the Company);

(d)   acquiring or disposing of, or incurring any Lien (other than a Permitted Lien) on, any Assets and Properties of the Company or its subsidiaries, other than in the ordinary course of business consistent with past practice;

(e)   (i) entering into, amending, modifying, terminating (partially or completely), granting any waiver under or giving any consent with respect to (A) any Contract that would, if in existence on the date of this Agreement, be required to be disclosed in the Disclosure Schedule pursuant to Section 2.17(a), other than in the ordinary course of business, or (B) any material License or (ii) granting any irrevocable powers of attorney;

(f)   violating, breaching or defaulting under in any material respect, or taking or failing to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or default under, any term or provision of any material License held or used by the Company or its subsidiaries or any Contract to which the Company or any subsidiary of the Company is a party or by which any of its respective Assets and Properties is bound;

(g)   incurring material Indebtedness;

(h)   engaging with any Person in any merger or other business combination;

(i)   except as required pursuant to Section 4.04, making capital expenditures or commitments for additions to property or equipment constituting capital assets in an aggregate amount exceeding US$250,000 without the prior written consent of Purchaser (which consent shall not be unreasonably withheld);

(j)   making any material change in the lines of business in which it participates or is engaged;

(k)   selling, disposing of, writing off or writing down any of its Assets and Properties outside the ordinary course of business consistent with past practice; or

(l)   entering into any Contract to do or engage in any of the foregoing.

4.09   Affiliate Transactions. Immediately prior to the Closing, all Indebtedness and other amounts owing under Contracts between Seller, any officer, director or Affiliate (other than the Company) of Seller, on the one hand, and Company or its subsidiaries, on the other, will be paid in full or, to the extent not paid, contributed to the equity capital of the Company or its subsidiary, as applicable, and Seller will terminate and will cause any such officer, director or Affiliate to terminate each such Contract with the Company or its subsidiary, as applicable. Prior to the Closing, none of the Company or its subsidiaries will enter into any Contract or amend or modify any existing Contract, and will not engage in any transaction outside the ordinary course of business consistent with past practice or not on an arm's-length basis (other than pursuant to Contracts disclosed pursuant to Section 2.17(a) of the Disclosure Schedule), with Seller or any such officer, director or Affiliate.

4.10   Renaming of the Company. As promptly as practicable following the Closing, Seller will take all necessary action to (1) authorize the Company to change its name to such name as shall be mutually agreed upon by Purchaser and Seller, (2) amend the charter documents of the Company to reflect such name and (3) cause the Company to operate its business under such name.

4.11   Notice and Cure. Seller will notify Purchaser in writing (where appropriate, through updates to the Disclosure Schedule) of, and contemporaneously will provide Purchaser with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to Seller, occurring after the date of this Agreement that causes or will cause any covenant or agreement of Seller under this

Agreement to be breached or that renders or will render untrue any representation or warranty of Seller contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance, except for such breaches, which, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. No notice given pursuant to this Section shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Purchaser's right to seek indemnity under Article IX.

4.12   Fulfillment of Conditions. Each of Seller and the Company will execute and deliver at the Closing each Definitive Agreement that it is required hereby to execute and deliver as a condition to the Closing, will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of SCI and Purchaser contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

4.13   Third Party Relationships. In the event a Regulatory Problem exists or arises at any time between the Effective Date and the Closing Date as a direct result of a Third Party Agreement or the underlying relationship between the Company (or any of its subsidiaries) and such third party (or any of its subsidiaries), the Company and its subsidiaries shall, and Seller shall cause each of the foregoing, to use their respective best efforts (including, without limitation, amending or terminating the applicable Third Party Agreement) in order to resolve such Regulatory Problem prior to the Closing Date.

ARTICLE V
COVENANTS OF SCI AND PURCHASER

SCI and Purchaser, jointly and severally, covenant and agree with Seller that, at all times from and after the date hereof until the Closing (and, with respect to Section 5.05, for a period of six (6) months following the Closing Date), SCI and Purchaser will comply with all covenants and provisions of this Article V, except to the extent Seller may otherwise consent in writing.

5.01   Regulatory and Other Approvals. SCI and Purchaser will as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, satisfy all requests for documents or other information from, make all filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of SCI and Purchaser to consummate the transactions contemplated hereby and by the other Definitive Agreements, including without limitation those described in Sections 3.03 and 3.04 hereto, which steps shall include filing applications, as promptly as practicable but no later than thirty (30) days following the Effective Date, with the gaming authorities in the Isle of Man and the Mohawk Territory of Kahnawake, respectively, on behalf of SCI and Purchaser and (to the extent required) the board of directors and executive officers of SCI and Purchaser, for all required gaming Licenses in connection with the business of the Company in those jurisdictions, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as Seller or such Governmental or Regulatory Authorities or other

Persons may reasonably request in connection therewith and (c) cooperate with Seller and the Company in connection with the performance of their obligations under Section 4.01. SCI and Purchaser will provide prompt notification to Seller when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Seller of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement or any of the other Definitive Agreements.

5.02   Notice and Cure. SCI and Purchaser will notify Seller in writing of, and contemporaneously will provide Seller with true and complete copies of, any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to SCI or Purchaser, occurring after the date of this Agreement that causes or will cause any covenant or agreement of SCI or Purchaser under this Agreement to be breached or that renders or will render untrue any representation or warranty of SCI or Purchaser contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance, except for such breaches which, individually or in the aggregate could not reasonably be expected to have a Purchaser Material Adverse Effect. No notice given pursuant to this Section 5.02 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Seller's rights to seek indemnity under Article IX.

5.03   Fulfillment of Conditions. Each of SCI and Purchaser will execute and deliver at the Closing each Definitive Agreement that it is hereby required to execute and deliver as a condition to the Closing, will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of Seller contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition. As of the date hereof, SCI and Purchaser have no reason to believe that the condition set forth in Section 6.06 will not be timely satisfied.

5.04   Option to Purchase E-Slots.

(a)   Subject to all the terms and conditions of this Agreement and the occurrence of the Closing, SCI hereby grants to the Company and the Company hereby accepts an exclusive right and option (the "E-Slot Option") to acquire, on terms and conditions mutually satisfactory to the Company and SCI, SCI's interest in its electronic, remote wagering concept and system ("E-Slots"), as more fully described in Exhibit I hereto.

(b)   The term of the E-Slot Option shall commence on the Effective Date and shall terminate on the Closing Date.

(c)   The Company may exercise the Option at any time prior to the termination of such E-Slot Option by delivering written notice (the "E-Slot Option Notice") to SCI that it will exercise the E-Slot Option. Upon receipt of the E-Slot Option Notice by SCI, the parties shall use their reasonable efforts to negotiate in good faith the terms and conditions of the sale by SCI of its interest in E-Slots to the Company. The sale of SCI's interest in E-Slots to the Company shall be consummated within thirty (30) days following the Closing Date and shall be conditioned upon the sale of the Shares to Purchaser.

5.05   Renaming of the Company. As promptly as practicable following the Closing, Purchaser will take all necessary action to (1) authorize the Company to change its name to such name as shall be mutually agreed upon by Purchaser and Seller, (2) amend the charter documents of the Company to reflect such name and (3) cause the Company to operate its business under such name.

ARTICLE VI
CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder to purchase the Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

6.01   Representations and Warranties. Each of the representations and warranties made by Seller and the Company in this Agreement (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date, and any representation or warranty made as of a specified date earlier than the Closing Date shall have been true and correct in all material respects on and as of such earlier date; provided that to the extent that any representation or warranty is qualified as to materiality pursuant to the terms of such representation or warranty, such representation or warranty shall be true and correct in all respects as of the Closing Date unless such representation or warranty was made as of a specified date earlier than the Closing Date in which case such representation shall be true and correct in all respects on and as of such earlier date.

6.02   Performance. Seller shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Seller at or before the Closing.

6.03   Reconstitution of the Board of Directors. The Board of Directors of the Company shall have been reconstituted as of the Closing Date to consist of six (6) members, three (3) of whom shall have been designated by Purchaser.

6.04   Officers' Certificates. Seller shall have delivered to Purchaser (a) a certificate, dated the Closing Date and executed in the name and on behalf of Seller by the Chairman of the Board, the President or any Executive or Senior Vice President of Seller, substantially in the form and to the effect of Exhibit A hereto, and (b) a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Seller, substantially in the form and to the effect of Exhibit B hereto.

6.05   Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Definitive Agreements, and there shall not be pending or threatened on the Closing Date any Action or Proceeding in, before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability to Purchaser, the Company or the transactions contemplated by this Agreement or any of the other Definitive Agreements of any such Law.

6.06   Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary to permit Purchaser, Seller and the Company to perform their obligations under this Agreement and the other Definitive Agreements and to consummate the transactions contemplated hereby and thereby (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived, and (c) shall be in full force and effect.

6.07   Third Party Consents; Release of Liens and Guaranties. All consents (or in lieu thereof waivers) to the performance by each Seller and the Company of their obligations under this Agreement and the other Definitive Agreements or to the consummation of the transactions contemplated hereby and thereby as are required under any Contract to which SCI, Purchaser, Seller or the Company or any subsidiary of the Company is a party or by which any of their respective Assets and Properties are bound (a) shall have been obtained, (b) shall be in form and substance reasonably satisfactory to Purchaser, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect, except where the failure to obtain any such consent (or in lieu thereof waiver) could not reasonably be expected, individually or in the aggregate with other such failures, to materially adversely affect SCI or Purchaser or the Business or Condition of the Company or otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement and the other Definitive Agreements to SCI or Purchaser. There shall be no Liens, except for Permitted Liens. The Assets and Properties of the Company and its subsidiaries and any guaranties by the Company and its subsidiaries of obligations of any other Person shall have been terminated and the Company and its subsidiaries shall have been unconditionally released from all of its obligations thereunder. Seller shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that there are no such Liens and that all such guaranties have been terminated.

6.08   Opinion of Counsel. Purchaser shall have received the opinions of (a) Dickstein Shapiro Morin & Oshinsky LLP, special New York counsel for Seller and the Company, and (b) Giselle Pyfrom, in-house Bahamian counsel for Seller and the Company, dated the Closing Date, substantially in the form and to the effect of Exhibit C-1 and Exhibit C-2 hereto, respectively, and to such further effect as Purchaser may reasonably request.

6.09   Proceedings. All proceedings to be taken on the part of Seller and the Company in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Purchaser, and Purchaser shall have received copies of all such documents and other evidences as Purchaser may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

6.10   No Material Change. There shall have been no material adverse change in the Business or Condition of the Company.

6.11   Stockholders Agreement. Seller and the Company shall have duly executed and delivered to Purchaser the Stockholders Agreement.

6.12   Seller Trademark License Agreement. Seller, as licensor, and the Company, as licensee, shall have duly executed and delivered to each other a Trademark License Agreement substantially in the form and to the effect of Exhibit D hereto.

6.13   Resolution of Regulatory Problems. Seller and the Company shall have resolved, to the reasonable satisfaction of SCI and Purchaser, any and all Regulatory Problems.

ARTICLE VII
CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller hereunder to sell the Shares is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion):

7.01   Representations and Warranties. Each of the representations and warranties made by SCI and Purchaser in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.

7.02   Performance. SCI and Purchaser shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by SCI or Purchaser, respectively, at or before the Closing.

7.03   Officers' Certificates. Each of SCI and Purchaser shall have delivered to Seller (a) a certificate, dated the Closing Date and executed in the name and on behalf of SCI and Purchaser, respectively, by the Chairman of the Board, the President or any Executive or Senior Vice President of SCI and Purchaser, respectively, substantially in the form and to the effect of Exhibit E hereto, and (b) certificates, dated the Closing Date and executed by the Secretary or any Assistant Secretary of SCI and Purchaser, respectively, substantially in the form and to the effect of Exhibit F-1 and Exhibit F-2 hereto, respectively.

7.04   Orders and Laws. There shall not be in effect on the Closing Date any Order or Law that became effective after the date of this Agreement restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Definitive Agreements.

7.05   Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary to permit each of Seller, SCI and Purchaser to perform their obligations under this Agreement and the other Definitive Agreements and to consummate the transactions contemplated hereby and thereby (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect.

7.06   Third Party Consents. All consents (or in lieu thereof waivers) to the performance by Seller of its obligations hereunder and to the consummation of the transactions contemplated hereby as are required under the Contracts listed in Section 7.06 of the Disclosure Schedule (a) shall have been obtained, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect.

7.07   Proceedings. All proceedings to be taken on the part of SCI and Purchaser in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Seller, and Seller shall have received copies of all such documents and other evidences as Seller may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

7.08   Stockholders Agreement. SCI and Purchaser shall have duly executed and delivered to Seller and the Company the Stockholders Agreement.

7.09   SCI Trademark License Agreement. SCI, as licensor, and the Company, as licensee, shall have duly executed and delivered to each other a Trademark License Agreement substantially in the form and to the effect of Exhibit G attached hereto.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS, WARRANTIES,
COVENANTS AND AGREEMENTS

8.01   Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of SCI or Purchaser (whether or not exercised) to investigate the affairs of the Company or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, each of Seller, SCI and Purchaser have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement. The representations, warranties, covenants and agreements of Seller, SCI and Purchaser contained in this Agreement will survive the Closing (a) indefinitely with respect to (i) the representations and warranties contained in Sections 2.03, 2.04, 2.22, 3.02 and 3.07 and (ii) the covenants and agreements contained in Sections 4.10, 5.05, 12.03 and 12.05; (b) until thirty (30) days following the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to matters covered by Section 2.11; (c) six (6) months in the case of all other representations and warranties and any covenant or agreement to be performed in whole or in part on or prior to the Closing or (d) with respect to each other covenant or agreement contained in this Agreement, until sixty (60) days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, six (6) months; provided that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (b), (c) or (d) above will continue to survive to the extent set forth in any claim for indemnification set forth in any claim for indemnity that shall have been timely given under Article IX on or prior to such termination date, until such claim for indemnification has been satisfied or otherwise resolved as provided in Article IX.

ARTICLE IX
INDEMNIFICATION

9.01   Indemnification.

(a)   Subject to paragraph (c) of this Section and the other Sections of this Article IX, Seller and the Company shall jointly and severally indemnify SCI and Purchaser in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by either of them or to which either of them becomes subject, resulting from, arising out of or relating to any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Seller or the Company contained in this Agreement (determined in all cases as if the terms "material" or "materially" were not included therein).

(b)   Subject to paragraph (c) of this Section and the other Sections of this Article IX, SCI and Purchaser shall jointly and severally indemnify Seller in respect of, and hold it harmless from and against, any and all Losses suffered, incurred or sustained by it or to which it becomes subject, resulting from, arising out of or relating to any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of SCI or Purchaser contained in this Agreement (determined in all cases as if the terms "material" or "materially" were not included therein).

(c)   No amounts of indemnity shall be payable in the case of a claim by SCI or Purchaser under Section 9.01(a) or Seller under Section 9.01(b) unless and until SCI, Purchaser or Seller, as applicable, has suffered, incurred, sustained or become subject to Losses referred to in such Section in excess of US$300,000 in the aggregate, in which event (x) SCI or Purchaser shall be entitled to claim indemnity for the full amount of such Losses in excess of $300,000 and not in excess of the Purchase Price and (y) Seller shall be entitled to claim indemnity for the full amount of losses in excess of $300,000 and not in excess of the Purchase Price; provided that this paragraph (c) shall not apply to a breach of a representation or warranty contained in Section 2.03, 2.04, 2.22, 2.24, 3.02 or 3.07 or to a breach of a covenant contained in Section 1.01, 1.05, 4.05, 12.03 or 12.05.

(d)   If and when SCI or Purchaser, from time to time, makes any claims for Losses which exceed US$1,000,000 in the aggregate against Seller or its Affiliates under or in connection with this Agreement, then in each case Seller shall notify SCI or Purchaser, as applicable, in writing, within twenty (20) Business Days of receiving such claim(s) for Losses, of Seller's election to either (i) pay or dispute such claim(s) for Losses in accordance with the provisions of this Article IX, or (ii) in lieu of paying or disputing such claim(s) for Losses, rescind the sale of the Shares (a "Rescission Election") by returning to Purchaser an amount in cash (the "Rescission Payment") equal to the Purchase Price, plus any capital contributions made by Purchaser to the Company after the Closing Date, minus any indemnification or other such payments made after the Closing Date and minus fifty percent (50%) of the net loss of the Company (if any) incurred after the Closing Date (calculated in accordance with GAAP). SCI or Purchaser, as applicable, shall have the right to withdraw such applicable claim(s) for Losses within ten (10) Business Days after receiving notice of a Rescission Election (the "Claim Withdrawal Period"). In the event SCI or Purchaser, as applicable, fails to withdraw such claim(s) for Losses during the Claim Withdrawal Period, then Seller shall pay the Rescission Payment to Purchaser within ten (10) Business Days following the expiration of the Claim Withdrawal Period. At the time the Rescission Payment is made, the Shares shall automatically be cancelled by the Company and the Shareholder Agreement shall be terminated.

9.02   Procedure for Indemnification. The procedure for indemnification pursuant to this Article IX shall be as follows:

(a)   The party claiming indemnification (the "Claimant") shall give written notice to the party from whom indemnification is sought (the "Indemnitor") promptly after the Claimant learns of any claim or proceeding covered by the foregoing Section 9.1; provided, however, that the Claimant's failure to give the Indemnitor prompt notice shall not bar the Claimant's right to indemnification unless such failure has materially prejudiced the Indemnitor's ability to investigate or defend against the claim or proceeding.

(b)   With respect to claims between the parties, following receipt of notice from the Claimant of a claim, the Indemnitor shall have thirty (30) days to make any investigation of the claim that the Indemnitor deems necessary or desirable. For the purpose of this investigation, the Claimant agrees to make available to the Indemnitor and its authorized representatives the information relied upon by the Claimant to substantiate the claim. If the Claimant and the Indemnitor cannot agree as to the validity and amount of the claim within the thirty (30) day period (or any mutually agreed upon extension thereof), the Claimant and the Indemnitor shall resolve such dispute as set forth in Exhibit H hereto.

(c)   With respect to third-party claims, the Indemnitor shall have the right to assume at its full cost and expense the entire control of all legal proceedings (including the selection of counsel) subject the right of the Claimant to participate (at its full cost and expense and with counsel of its choice) in the defense, compromise or settlement thereof. The Claimant shall cooperate fully in all respects with the Indemnitor in any such defense, compromise or settlement, including, without limitation, by making available to the Indemnitor all pertinent information under the control of the Claimant. The Indemnitor will not compromise or settle any such action, suit, proceeding, claim or demand without the prior written approval of the Claimant, which approval will not be unreasonably withheld. If such prior written approval is withheld by the Claimant, and the proposed settlement involves only the payment of money and is proposed by the Indemnitor in good faith, the liability of the Indemnitor shall be limited to the total sum representing the amount of the proposed compromise or settlement and the amount of the Indemnitor's fees and expenses (including counsel fees) accumulated at the time such approval is withheld.

9.03   Exclusivity. Following the Closing, except for any claims based upon fraud, this Article IX shall be the exclusive remedies of SCI, Purchaser, Seller and the Company for any misrepresentation, breach of warranty or nonfulfillment or failure to be performed of any covenant or agreement contained in this Agreement.

9.04   No Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, in no event shall any party hereto be obligated to indemnify any Person, including, without limitation, any party seeking indemnification under this Article IX, for any special or consequential damages.

ARTICLE X
TERMINATION

10.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) at any time before the Closing, by mutual written agreement of Seller and Purchaser;

(b) at any time before the Closing, by Seller or Purchaser, in the event of a material breach hereof by the non-terminating party if such non-terminating party fails to cure such breach within five (5) Business Days following notification thereof by the terminating party; or

(c) at any time after the Outside Date, by Seller upon notification to Purchaser if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by Seller; or

(d) at any time after the Outside Date, by Purchaser upon notification to Seller if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by Purchaser.

10.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Seller or Purchaser (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except as provided in the next succeeding sentence and except that the provisions with respect to expenses in Section 12.03 and confidentiality in Section 12.05 will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to Section 10.01(b), (c) or (d), Seller will remain liable to Purchaser for any material breach of this Agreement by Seller existing at the time of such termination, and Purchaser will remain liable to Seller for any material breach of this Agreement by Purchaser existing at the time of such termination, and Seller or Purchaser may seek such remedies, including Losses against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity.

ARTICLE XI
DEFINITIONS

11.01 Definitions.

(a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

"Accounting Firm" has the meaning ascribed to it in Section 1.03(b).

"Acquisition Proposal" means any proposal for a merger or other business combination to which the Company or any of its subsidiaries is a party or for the acquisition of any or all of the capital stock or a sale of assets of the Company or any of its subsidiaries outside the ordinary course of business of the Company or its subsidiaries, other than the transactions contemplated by this Agreement.

"Actions or Proceedings" means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation or audit.

"Actual Additional Paid-In Capital" has the meaning ascribed to it in Section 1.03(a).

"Additional Paid-In Capital" has the meaning ascribed to it in Section 1.02.

"Affiliate" means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

"Agreement" means this Stock Purchase Agreement and the Exhibits, the Disclosure Schedule and the Schedules hereto and the certificates delivered in accordance with Sections 6.04 and 7.03, as the same shall be amended from time to time.

"Assets and Properties" of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including without limitation cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

"Benefit Plan" means any Plan established by the Company or its subsidiaries, or any predecessor or Affiliate of any of the foregoing, existing at the Closing Date or prior thereto, to which the Company or its subsidiaries contributes or has contributed, or under which any employee, former employee or director of the Company or its subsidiaries or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

"Books and Records" means all files, documents, instruments, papers, books and records relating to the business or Assets and Properties of the Company and its subsidiaries, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in New York or Nevada are authorized or obligated to close.

"Business or Condition of the Company" means the business, condition (financial or otherwise), results of operations, Assets and Properties and prospects of the Company and its subsidiaries.

"Claim Withdrawal Period" has the meaning ascribed to it in Section 9.01(d).

"Claimant" shall have the meaning ascribed to it in Section 9.02(a).

"Closing" means the closing of the transactions contemplated by Section 1.04.

"Closing Date" has the meaning ascribed to it in Section 1.04.

"Common Stock" has the meaning ascribed to it in Section 2.04.

"Company" has the meaning ascribed to it in the forepart of this Agreement.

"Company Balance Sheet" means the audited consolidated balance sheet of the Company and its subsidiaries for the year ended December 31, 2001.

"Company Material Adverse Effect" means a material adverse effect on the Business or Condition of the Company or the ability of Seller or the Company to consummate the transactions contemplated hereby.

"Contract" means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract (whether written or oral).

"Definitive Agreements" means this Agreement, the Stockholders Agreement, the applicable Trademark License Agreements and any support or other agreements to be entered into in connection with the transaction.

"Disclosure Schedule" means the record delivered to Purchaser by Seller herewith and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by Seller pursuant to this Agreement.

"E-Slot Option" has the meaning ascribed to it in Section 5.04(a).

"E-Slot Option Notice" has the meaning ascribed to it in Section 5.04(c).

"E-Slots" has the meaning ascribed to it in Section 5.04(a).

"Effective Date" has the meaning ascribed to it in the forepart of this Agreement.

"Estimated Additional Paid-In Capital" has the meaning ascribed to it in Section 1.04.

"GAAP" means United States generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

"Gaming Authorities" shall mean those national, federal, state and local governmental, regulatory and administrative authorities, agencies, boards and officials with gaming licensing jurisdiction over any gaming operation of the Company, Seller, SCI or Purchaser.

"Gaming Laws" shall mean those laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming operations within any jurisdiction.

"Gaming Licenses" shall mean all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises and entitlements issued by any Gaming Authority necessary for or relating to the conduct of activities under the Gaming Laws.

"Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any state, county, city or other political subdivision, including, without limitation, the Isle of Man and the Mohawk Territory of Kahnawake.

"IOM Deposit" means that deposit in the amount of US$2,897,000 made by Seller, on behalf of the Company, as a condition to the Isle of Man granting an online gambling license to SunOnline (IOM) Limited, a wholly-owned subsidiary of the Company.

"Indebtedness" of any Person means all obligations of such Person (i) for borrowed money and for amounts drawn on accounts in excess of amounts on deposit therein or overdrafts, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

"Indemnitor" has the meaning ascribed to it in Section 9.02(a).

"Intellectual Property" means all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

"Investment Assets" means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company and issued by any Person other than the Company or its subsidiaries (other than trade receivables generated in the ordinary course of business of the Company or its subsidiaries).

"Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

"Liabilities" means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

"Licenses" means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by, or filed with, any Governmental or Regulatory Authority.

"Liens" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

"Loss" means any and all actual damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment) less insurance proceeds actually received with respect to the applicable loss.

"Option" with respect to any Person means any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

"Order" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

"Outside Date" has the meaning ascribed to it in Section 1.04.

"Permitted Lien" means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent and (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of the Company taken as a whole.

"Person" means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

"Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, employment separation or other employee benefit plan, practice, policy agreement or arrangement of any kind, whether written or oral, including, but not limited to, any "employee benefit plan" within the meaning of applicable Law.

"Purchase Price" has the meaning ascribed to it in Section 1.02.

"Purchaser" has the meaning ascribed to it in the forepart of this Agreement.

"Purchaser Material Adverse Effect" means a material adverse effect on SCI's or Purchaser's ability to consummate the transaction contemplated by this Agreement or otherwise perform its obligations hereunder.

"Purchaser's Accountant" has the meaning ascribed to it in Section 1.03(b).

"Rescission Election" has the meaning ascribed to it in Section 9.01(d).

"Rescission Payment" has the meaning ascribed to it in Section 9.01(d)

"Representatives" has the meaning ascribed to it in Section 4.02.

"Regulatory Problem" shall mean any circumstances such that the Company's continued affiliation or contractual relationship with a Person or the Company's operation of its online gaming system, is deemed likely, in the reasonable judgment of SCI or Purchaser, based on verifiable information or information received from any Gaming Authority (which information is provided to the Company), to preclude or materially delay, impede, jeopardize or impair the ability of SCI or Purchaser or any of their Affiliates to obtain or retain any Gaming License, or such as may result in the imposition of materially burdensome terms and conditions on any such Gaming License, or such as could subject SCI or Purchaser or any of their Affiliates to any disciplinary proceedings by any Gaming Authority, or such as would constitute a violation of the Gaming Laws.

"SCI" has the meaning ascribed to it in the forepart of this Agreement.

"Seller" has the meaning ascribed to it in the forepart of this Agreement.

"Shares" has the meaning ascribed to it in the forepart of this Agreement.

"Statement" has the meaning ascribed to it in Section 1.3(a).

"Stockholders Agreement" shall mean that certain Stockholder's Rights Agreement attached hereto as Exhibit J.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxes" means any national, state or provincial, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and any expenses incurred in connection with the determination, settlement or litigation of any Tax liability.

"Third Party Agreements" shall mean any agreement between the Company and a third party relating to the business of the Company, including, without limitation, the operation or maintenance of the Company's online gaming system.

(b)   Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; and (v) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of the Company. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE XII
MISCELLANEOUS

12.01   Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to SCI or Purchaser, to:

Station Casinos, Inc.
2411 W. Sahara Avenue
Las Vegas, Nevada 89102
Facsimile No.: (702) 253-2926
Attn: Scott M Nielson, Esq.

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
601 South Figueroa Street, 30th Floor
Los Angeles, California 90017-5735
Facsimile No.: (213) 629-5063
Attn: Kenneth J. Baronsky, Esq.

If to Seller or the Company, to:

Sun International Hotels Limited
Atlantis Paradise Island
Coral Towers Executive Office
P.O. Box N-4777
Nassau, Bahamas
Facsimile No.: 011-242-363-4581
Attn: Charles Adamo, Executive Vice President – Corporate Development &
General Counsel

with a copy to:

Sun International Network Services Ltd.
10-11 Stephen Mews
London W1T 1AG United Kingdom
Facsimile No.: 011-44-207-307-9330
Attn: Tobin Prior

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

12.02 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, including without limitation that certain non-binding letter of intent among the parties dated January 24, 2002, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.

12.03 Expenses. Except as otherwise expressly provided in this Agreement (including without limitation as provided in Section 10.02), whether or not the transactions contemplated hereby are consummated, SCI and Purchaser shall pay its own costs and expenses and Seller shall pay its own costs and expenses.

12.04   Public Announcements. At all times at or before the Closing, Seller, SCI and Purchaser will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld. If either party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by Law in order to discharge such party's disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. Seller, SCI and Purchaser will also obtain the other party's prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

12.05   Confidentiality. Each party hereto will hold, and will use its best efforts to cause its Affiliates, and their respective Representatives to hold, in strict confidence from any Person, unless (i) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental or Regulatory Authorities) or by other requirements of Law or (ii) disclosed in an Action or Proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party's Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously known by the party receiving such documents or information, (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential.

12.06   Dispute Resolution. The parties hereto desire and intend to resolve any and all future disputes between them relating to their business arrangements pursuant to this Agreement which cannot be resolved through informal negotiations by means of alternative dispute resolution procedures, including binding arbitration, and not by litigation in state or federal court or before administrative agencies or governmental entities of any kind, except as expressly provided for in this Agreement. Accordingly, except for any claims for equitable relief or other remedies expressly provided for in this Agreement, the parties hereto agree to submit any and all disputes pertaining to, relating to or arising out of this Agreement which cannot be resolved through informal negotiations to the dispute resolution procedure (which includes binding arbitration) set forth on Exhibit H attached hereto and incorporated herein. Such procedure shall be the sole and exclusive procedure and forum for the resolution of any and all such disputes.

12.07   Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

12.08   Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

12.09   No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article IX.

12.10   No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except for (a) an assignment by Purchaser of all of its rights, interests and obligations hereunder to another wholly-owned subsidiary of SCI, provided that (i) such subsidiary agrees in writing to be bound by all of the terms, conditions and provisions of this Agreement, and (ii) Purchaser remains liable for all of its obligations under this Agreement, (b) assignments and transfers as part of an assignment or transfer of all or substantially all of the assets of the assignor, and (c) assignments of rights to indemnity hereunder to any third party lender in connection with a bona fide financing.   This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

12.11   Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

12.12   Consent to Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of (a) the United States District Court for the Southern District of New York and (b) the Supreme Court of the State of New York, New York County, in any such action, suit or proceeding arising out of or relating to this Agreement or any of the Definitive Agreements or any of the transactions contemplated hereby or thereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 12.12 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each of the parties hereto agrees, to the extent permitted under applicable rules of procedure, to commence any action, suit or other proceeding relating hereto in the United States District Court of the Southern District of New York, or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in any court of the Supreme Court of New York, New York County. Each party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

12.13   Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

12.14   Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to a Contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

12.15   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Facsimile copies hereof and facsimile signatures thereon shall have the same force and effect as originals.


ARTICLE XIII
GUARANTEES


13.01   Guarantee of the Company's Obligations. Seller hereby, to the fullest extent permitted by applicable law, irrevocably and unconditionally guarantees to SCI and Purchaser and their successors and assigns the prompt performance and payment in full when due of all obligations of the Company to SCI and Purchaser under this Agreement and hereby agrees to take all reasonably necessary action as the sole shareholder of the Company to cause the Company to perform its obligations hereunder.

13.02   Guarantee of Purchaser's Obligations. SCI hereby, to the fullest extent permitted by applicable law, irrevocably and unconditionally guarantees to the Company and Seller and their successors and assigns the prompt performance and payment in full when due of all obligations of Purchaser to the Company and Seller under this Agreement and hereby agrees to take all reasonably necessary action as the sole shareholder of Purchaser to cause Purchaser to perform its obligations under this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

STATION CASINOS, INC.

By:

    Scott M Nielson, Secretary

STATION ONLINE, INC.

By:

    Scott M Nielson, Secretary

SUN INTERNATIONAL HOTELS LIMITED

By:

    Name: H. B. Kerzner
    Title: President

SUNONLINE LIMITED

By:

    Name: H. B. Kerzner
    Title: Director & Vice President

SUN INTERNATIONAL HOTELS LIMITED

Officer's Certificate

The undersigned, Howard B. Kerzner, President of Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of the Bahamas ("Seller"), on behalf of Seller, pursuant to Section 6.04 of the Stock Purchase Agreement dated as of February __, 2002 (the "Stock Purchase Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement) by and among SunOnline Limited, an international business company organized under the laws of the Commonwealth of the Bahamas, Station Online, Inc., a Nevada corporation, Station Casinos, Inc., a Nevada corporation, and Seller, HEREBY CERTIFIES that:

(1) The representations and warranties made by Seller in the Stock Purchase Agreement are true and correct in all material respects on and as of the date hereof as though made on and as of the date hereof.

(2) Seller has performed and complied with, in all respects, the agreements, covenants and obligations required by the Stock Purchase Agreement to be so performed or complied with by Seller as of the date hereof.

IN WITNESS WHEREOF, the undersigned, in his capacity as President of Seller, has caused this Certificate to be executed on and as of the ___ day of _____, 2002.

_____
Howard B. Kerzner

EXHIBIT B
SUN INTERNATIONAL HOTELS LIMITED

Secretary's Certificate

I, Charles D. Adamo, Assistant Secretary of Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of the Bahamas ("Seller"), pursuant to Section 6.04 of the Stock Purchase Agreement dated as of February __, 2002 (the "Stock Purchase Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement), by and among SunOnline, Inc., an international business company organized under the laws of the Commonwealth of the Bahamas, Station Online, Inc., a Nevada corporation, Station Casinos, Inc., a Nevada corporation, and Seller, DO HEREBY CERTIFY on behalf of Seller as follows:

(1) Attached hereto as Exhibit A is a true, complete and correct copy of the Articles of Association of Seller as in full force and effect on the date hereof and at all times since August 16, 2000.

(2) Attached hereto as Exhibit B is a true, complete and correct copy of the resolutions adopted by the Board of Directors of Seller with respect to the Stock Purchase Agreement and the transactions contemplated thereby, which resolutions were duly and validly adopted by written consent of the Board of Directors of Seller on _____. All such resolutions are in full force and effect on the date hereof in the form in which adopted and no other resolutions have been adopted by the Board of Directors of Seller or any committee thereof relating to the Stock Purchase Agreement and the transactions contemplated thereby.

(3) Each of the following named individuals is a duly elected or appointed, qualified and acting officer of Seller who holds, and at all times since February __, 2002 has held, the offices set opposite such individual's name, and the signature written below the name and title of such officer is such officer's genuine signature:

Howard B. Kerzner, President

_____

Charles D. Adamo, Executive Vice President,
General Counsel and Assistant Secretary

_____

IN WITNESS WHEREOF, the undersigned, in his capacity as Secretary of Seller, has caused this Certificate to be executed on and as of the _____ day of _____, 2002.


SUN INTERNATIONAL HOTELS LIMITED,
an international business company organized under
the laws of the Commonwealth of the Bahamas

_____
Charles D. Adamo
Assistant Secretary


I, Howard B. Kerzner, President of Seller, DO HEREBY CERTIFY on behalf of Seller that Charles D. Adamo is the duly elected or appointed, qualified and acting Assistant Secretary of Seller and the signature set forth above is the genuine signature of such officer.


_____
Howard B. Kerzner
President


_____ __, 2002

<u>EXHIBIT C-1</u>

<u>OPINION OF SELLER'S SPECIAL COUNSEL</u>

February __, 2002

[Purchaser]
[Address]

<u>Sun Online Limited</u>

Gentlemen:

This opinion is furnished to you pursuant to Section 6.08 of the Stock Purchase Agreement, dated as of February __, 2002 (the "<u>Purchase Agreement</u>"), by and among Station Casinos, Inc., a Nevada corporation ("<u>SCI</u>"), Station Online, Inc., a Nevada corporation, ("<u>SOI</u>", and together with SCI, the "<u>Purchasers</u>"), Sun Online Limited, a Bahamian corporation ("<u>Sun Online</u>") and Sun International Hotels Limited, a Bahamian corporation (the "<u>Seller</u>"). Unless otherwise defined in this opinion letter, capitalized terms defined in the Purchase Agreement are used herein as therein defined.

We have acted as special New York counsel for the Seller in connection with the preparation, execution and delivery of the Transaction Documents (as defined below) by the Seller.

In that connection, we have examined:

(a)   an executed copy of the Purchase Agreement; and

(b)   an executed copy of the Stockholders' Rights Agreement by and among Sun Online, SOI and the Seller (the "<u>Stockholders Agreement</u>").

The documents referred to in items (a) through (b) above are collectively referred to herein as the "<u>Transaction Documents</u>".

We call your attention to the fact that we are not general counsel to the Seller, and that we have not acted as counsel to the Seller on this transaction other than to the extent minimally necessary for the delivery of the opinions expressed herein.

For the purposes of this opinion we have assumed, without any independent investigation or verification, (i) that the Seller and Sun Online is duly organized, validly existing and in good standing under the laws of The Commonwealth of the Bahamas; (ii) the due execution, delivery, and performance, pursuant to due authorization and with adequate corporate power and capacity, of the Transaction Documents by the Seller and each of the other parties thereto; and (iii) that the execution, delivery and performance of the Transaction Documents by the Seller and each of the other parties thereto are in accordance with (and do not conflict with) their organizational documents or the laws of the Commonwealth of the Bahamas.

In rendering this opinion, we have investigated such questions of law and have examined the originals, or copies certified to our satisfaction, of such records of the Seller and agreements, instruments, governmental certificates and other documents as we have deemed necessary as a basis for the opinions expressed below. With respect to factual matters relevant to our opinion, we have, with your permission, assumed the truth and accuracy of, and have relied upon, the representations, warranties, and covenants of the Seller contained in the Transaction Documents (including exhibits and schedules thereto), and upon certificates, opinions or other instruments of the Seller or its officers or representatives, in each case without any independent investigation or verification.

Based upon the foregoing, and subject to the limitations, qualifications, assumptions and exceptions set forth herein, we are of the opinion that:

1.   Each of the Transaction Documents constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its respective terms.

2.   No order, consent, license, authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body, or any subdivision thereof, in the State of New York is required to be made or obtained by the Seller in connection with the execution, delivery and performance of the Transaction Documents by the Seller. The execution, delivery and performance of the Transaction Documents by the Seller do not contravene any New York State law, rule or regulation applicable to the Seller.

3.   Assuming the proceeds of the sale of the stock by Sun Online are reinvested or otherwise applied within 300 days after the Closing Date as provided in Section __ of the [Indenture], the execution, delivery and performance by the Seller of the Transaction Documents do not contravene any contractual restriction contained in the Indenture or in the Fourth Amended and Restated Revolving Credit Agreement dated as of November 9, 2001, by and among SIHL, Sun International North America, Inc., Sun International Bahamas Limited, certain financial institutions as are or may become parties thereto, Canadian Imperial Bank of Commerce, Deutsche Banc Alex.Brown Inc., Bear Stearns Corporate Lending Inc., Bank of America, N.A. and Wells Fargo Bank, N.A.

The opinions set forth above are subject to the following qualifications:

(a)   Our opinion in paragraph 1 above is subject to and limited by the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting creditors' right generally and to equitable principles (including, without limitation, concepts of materiality, reasonableness, good faith, fair dealing, and unconscionability), regardless of whether considered in a proceeding in equity or at law.

(b) We express no opinion as to the effect of the laws of any jurisdiction other than the State of New York wherein the Seller, Sun Online or any Purchaser may be incorporated or located.

(c) We express no opinion on any provision of any of the Transaction Documents relating to indemnification or waivers or on any provisions relating to exculpation or payment or reimbursement of costs, fees or expense to the extent that such provisions may be held to be unenforceable, to be in an unreasonable amount, to constitute a penalty, or to be in violation of public policy.

We express no opinion as to matters governed by any laws other than the laws of the State of New York.

This opinion is being furnished solely for your benefit and may not be relied on by or furnished to any other person without the express prior written consent of this firm. The opinions expressed herein are based on the facts, circumstances, and applicable law in existence as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any change in facts, circumstances, or applicable law which may hereafter come to our attention with respect to any of the opinions expressed herein.

Very truly yours,

EXHIBIT C-2

OPINION OF SELLER'S IN-HOUSE COUNSEL

February __, 2002

[Purchaser]
[Address]

RE: Stock Purchase Agreement by and among Station Casinos, Inc.,
        Station Online Inc., Sun Online Limited and Sun International
        Hotels Limited

Dear Ladies and Gentlemen,

        This opinion is furnished to you pursuant to Section 6.08 of the Stock Purchase
Agreement, dated as of February __, 2002 (the "Purchase Agreement"), by and among Station
Casinos, Inc., a Nevada corporation ("SCI"), Station Online, Inc., a Nevada corporation,
("SOI"), Sun Online Limited, a Bahamian corporation ("Sun Online") and Sun International
Hotels Limited, a Bahamian corporation ("SIHL"). In connection with the Purchase Agreement,
I have acted as in-house Bahamian Counsel for Sun Online and SIHL (collectively referred to as
the "Bahamian Companies"). Unless otherwise defined in this opinion letter, capitalized terms
defined in the Purchase Agreement are used herein as therein defined.

        For the purposes of this opinion I have examined copies of the executed Purchase
Agreement and the following documents, each of which, unless otherwise noted, is dated as of
the date hereof:

        (a)   an executed copy of the Stockholders' Rights Agreement by and among
                Sun Online, SOI and SIHL (the "Stockholders Agreement"); and

        (b)   [an executed copy of the Trademark License Agreement by and between
                SCI and Sun Online (the "License Agreement").]

For the purposes of this opinion, items (a) and (b) above, together with the Purchase Agreement,
shall be referred to as the "Transaction Documents".

For the purposes of this opinion, I have assumed:

        (a)   the genuineness of all signatures, and that none of such signatures are affected by
                fraud, duress, misrepresentation or other irregularity, the authenticity of all

documents submitted to me as originals and the conformity to original documents of all such documents submitted to me as copies;

(b)   that the Transaction Documents expressed to be governed by New York law constitute legal, valid and binding obligations of each party thereto and are enforceable in accordance with their respective terms under the laws of the State of New York by which they are expressed to be governed;

(c)   the capacity, power and authority of each of the parties to the Transaction Documents other than the Bahamian Companies to execute and deliver, and perform, their respective obligations under same;

(d)   the due execution and delivery of the Transaction Documents by or on behalf of each of the parties thereto other than the Bahamian Companies; and

(e)   that any required consents, licenses, permits, approvals, exemptions or authorizations of or by any governmental authority or regulatory body of any jurisdiction other than the Commonwealth of The Bahamas in connection with the transactions contemplated by the Transaction Documents have been obtained.

Whenever my opinion herein with respect to the existence or absence of facts is stated to be to my knowledge, such statement is intended to signify that, during the course of my representation of the Bahamian Companies in connection with the matters referred to above, no information has come to my attention that would give me actual knowledge of facts indicated; provided, however, that I have undertaken no independent investigation or inquiry whatsoever to determine the existence or absence of such facts, and no inference as to my knowledge of the existence or absence of such facts should be drawn from my representation of the Bahamian Companies in connection with the matters referred to above.

I am qualified to render opinions only as to the laws of the Commonwealth of The Bahamas applicable therein as they presently exist. I express no opinion as to the laws of any other jurisdiction.

Based upon and relying upon the foregoing (and subject to the assumptions and qualifications contained herein), I am of the following opinions with regard to each of the Bahamian Companies, referred to in the following paragraphs as the "Company":

1.   The Company is a corporation duly organized and validly existing under the laws of the Commonwealth of The Bahamas and has full corporate power and authority to (i) enter into and perform its obligations under the Transaction Documents to which it is a party, (ii) own and hold its property (if any) in the Commonwealth of The Bahamas and (iii) conduct its business substantially as currently conducted by it.

2.   The execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party has been duly authorized by all

necessary corporate action on the part of the Company, and do not (i) contravene the Company's Memorandum or Articles of Association, (ii) require any shareholder approval (except such shareholder approvals as have been already obtained and are in full force and effect), or (iii) contravene any Bahamian law, rule or regulation applicable to the Company.

3.   Each of the Transaction Documents to which the Company is a party has been duly authorized, executed and delivered by the Company.

4.   Under the laws of the Commonwealth of The Bahamas, none of the execution, delivery and performance by the Company of the Transaction Documents to which it is a party requires or will require any approvals, authorizations, consents, filings or registrations by or with, or notices to, any applicable governmental or administrative authority or court.

These opinions are subject to the following qualifications:

1.   Any judgement obtained against the Bahamian Companies or any of them for liquidated amounts in civil matters, after due trial by a court of competent jurisdiction, and which is final and conclusive as to the issues in contention, are actionable in the Bahamian courts and are impeachable only on the grounds of (a) fraud, (b) public policy and (c) natural justice.

2.   Such enforceability may be limited (a) by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or similar laws of general application now or hereafter in effect, including without limitation, laws limiting or affecting the enforcement of creditors' rights generally; (b) by the application of general principles of equity (regardless of whether enforcement is considered in proceedings a law or in equity); and (c) by claims becoming barred under the Limitation Act or as claims may be or become subject to defenses of set-off or counterclaim.

3.   A Bahamian Court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any successful litigation brought against that party and such a Court may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before the Court.

The opinions expressed herein are furnished by me as Bahamian counsel to the Bahamian Companies and are solely for your benefit in connection with the present transaction, and may not be relied upon in any manner for any other purpose, or by an other persons, without my prior written consent.

Very truly yours,

Giselle Pyfrom

<u>EXHIBIT D</u>

<u>TRADEMARK LICENSE AGREEMENT</u>

This TRADEMARK LICENSE AGREEMENT dated as of _____, 2002 (this "<u>Agreement</u>"), is made and entered into by and between Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of the Bahamas ("<u>Licensor</u>"), and SunOnline Limited, an international business company organized under the laws of the Commonwealth of the Bahamas ("<u>Licensee</u>").

<u>W</u> I <u>T</u> N <u>E</u> S <u>S</u> E <u>T</u> H:

WHEREAS, Licensor and Licensee, among others, have entered into a Stock Purchase Agreement dated February __, 2002 (the "<u>Stock Purchase Agreement</u>"); and

WHEREAS, as a condition precedent to the consummation of the transaction contemplated by the Stock Purchase Agreement, Licensor and Licensee are required to enter into this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

<u>ARTICLE 1</u>   <u>GRANT OF LICENSE</u>.

1.01   <u>License</u>. Subject to the provisions of <u>Article 2</u>, Licensor hereby grants to Licensee a royalty-free, paid up, non-transferable, non-exclusive license to use the trademarks set forth in <u>Exhibit 1</u> (the "<u>Sun Marks</u>") and the goodwill associated therewith and symbolized thereby solely in connection with the internet gaming operations of Licensee and its subsidiaries; provided, however, that Licensor shall have the right, upon ten (10) days' written notice to Licensee, to amend such Exhibit to exclude all trademarks containing the "Sun" name or any derivation thereof.

1.02   <u>Ownership</u>. All right, title and interest in and to the Sun Marks, including all goodwill associated therewith and symbolized thereby, shall remain vested in Licensor. Licensee covenants that it will not in any way challenge (a) Licensor's ownership of the Station Marks or (b) the validity of the Sun Marks. All goodwill generated by the use of the Sun Marks shall inure to the benefit of Licensor.

<u>ARTICLE 2</u>   <u>FORM OF USE</u>.

2.01 <u>Notices, Legends and other Marks</u>. Licensee shall use the Sun Marks in connection with the federal registration symbol, ®, or the "TM" symbol, as applicable, and such other symbols, notices and legends as may be reasonably required by Licensor.

2.02 Quality Standards. The Sun Marks shall at all times be used in a form and manner that is consistent with the registered or applied-for form of the Sun Marks or past practices of Licensor, and otherwise in a form and manner prescribed by Licensor.

2.03 Quality Control. Upon Licensor's request, Licensee shall ensure that representative samples of its use of each of the Sun Marks are submitted to Licensor, in order to enable Licensor to ensure the quality standards set forth above.

2.04 Infringement Proceedings. Licensee shall promptly notify Licensor in writing of any actual or suspected unauthorized use of any of the Sun Marks by others, as such use comes to Licensee's attention. Licensor shall have the sole and absolute right and discretion to (a) communicate in writing or orally with the alleged infringer; (b) enforce or defend its rights in, to and under any such Sun Mark; (c) bring infringement, unfair competition or other proceedings involving any such Sun Mark; and (d) retain counsel for any of the foregoing purposes.

ARTICLE 3   TERM AND TERMINATION.

3.01   Term. The term of this Agreement shall commence on the date of this Agreement and shall continue until terminated in accordance with the procedures set forth in this Agreement.

3.02   Termination for Cause. If Licensee fails to perform any of its material obligations under this Agreement and does not cure such failure within thirty (30) business days after written notice is given to Licensee specifying the nature of the default, Licensor may terminate this Agreement.

3.03   Automatic Termination. This Agreement shall automatically terminate upon the earlier of (a) the dissolution of Licensee, and (b) the date on which Licensor or any affiliate of Licensor ceases to be a stockholder of Licensee.

3.04   Effect of Termination. In the event of a termination of this Agreement pursuant to this Article 3, Licensee shall (a) cease use of the Sun Marks; and (b) deliver to Licensor all copies of the remaining stock of printed or other material bearing the Sun Marks, any other designation which is the same or confusingly similar to the Sun Marks and all other materials, goods and documentation relating or referring to the Sun Marks in Licensee's possession.

ARTICLE 4   DISCLAIMER.

LICENSOR MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING OR RELATING TO THE SUN MARK(S) AND EXPLICITLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A SPECIFIC PURPOSE.

ARTICLE 5   DAMAGES AND INDEMNITY.

      5.01 Damages. Licensor shall not be liable under this Agreement for any indirect, incidental, special or consequential damages or amounts for loss of income, profits or savings arising out of or relating to its performance or failure to perform under this Agreement.

      5.02 Indemnity. Licensee shall indemnify and hold harmless Licensor from, and defend Licensor against, any actual damages, liabilities, losses, or expenses (including reasonable legal fees and costs and expenses), but not any consequential or special damages, arising out of any breach of this Agreement by Licensee or any claim or judgment relating to Licensee's use of the Sun Marks.

ARTICLE 6   MISCELLANEOUS PROVISIONS.

      6.01 Notices. All notices and other communications, demands or requests required or permitted hereunder shall be in writing, and shall be mailed by first-class mail, postage prepaid, sent by facsimile or delivered personally by hand or materially recognized courier to the address or facsimile number set forth below such party's name on the signature page hereto, but either party may designate a different address by a notice similarly given to the other party. All such notices and other written communications shall be effective on the date of mailing, confirmed facsimile transfer or delivery.

      6.02 Binding Agreement; Assignment. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, successors and permitted assigns. Licensee shall not be permitted to assign, pledge or transfer any of its rights or obligations under this Agreement without the consent of Licensor, which consent may be withheld in Licensor's sole discretion. Any assignment in contravention of this Agreement shall be void.

      6.03 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument.

      6.04 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, then the remaining provisions of this Agreement, if capable of substantial performance, shall remain in full force and effect.

      6.05 Waivers. No delay or omission by either party to exercise any right or power it has under this Agreement shall impair or be construed as a waiver of such right or power. A waiver by any party of any breach or covenant shall not be construed to be a waiver of any succeeding breach or any other covenant. All waivers must be signed by the party waiving its rights.

6.06   Amendments. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

6.07   Third Party Beneficiaries. Each party intends that this Agreement shall not benefit, or create any right or cause of action in or on behalf of, any person or entity other than the parties.

6.08   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

6.09   Consent to Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of (a) the United States District Court for the Southern District of New York, and (b) the Supreme Court of the State of New York, New York County, in any such action, suit or proceeding arising out of or relating to this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 6.09 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereto agrees, to the extent permitted under applicable rules of procedure, to commence any action, suit or other proceeding relating hereto in the United States District Court of the Southern District of New York, or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in any court of the Supreme Court of New York, New York County. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such court has been brought in a convenient forum.

6.10   Covenant of Further Assurances. The parties covenant and agree that, subsequent to the execution and delivery of this Agreement and, without any additional consideration, each party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

6.11   Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

6.12   Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

51

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SUN INTERNATIONAL HOTELS LIMITED

By: _____
     Name:
     Title:

SUNONLINE LIMITED

By: _____
     Name:
     Title:

EXHIBIT 1

SUN MARKS

STATION ONLINE, INC. AND
STATION CASINOS, INC.

Officer's Certificate

The undersigned, Lorenzo J. Fertitta, President of Station Online, Inc., a Nevada corporation ("Purchaser") and Station Casinos, Inc., a Nevada corporation ("SCI"), respectively, on behalf of Purchaser and SCI, pursuant to Section 7.03 of the Stock Purchase Agreement dated as of February __, 2002 (the "Stock Purchase Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement) by and among Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of the Bahamas, SunOnline Limited, an international business company organized under the laws of the Commonwealth of the Bahamas, SCI and Purchaser, HEREBY CERTIFIES that:

(1)   The representations and warranties made by Purchaser and SCI in the Stock Purchase Agreement are true and correct in all material respects on and as of the date hereof as though made on and as of the date hereof.

(2)   Purchaser and SCI have performed and complied with, in all respects, the agreements, covenants and obligations required by the Stock Purchase Agreement to be so performed or complied with by Purchaser and SCI as of the date hereof.

IN WITNESS WHEREOF, the undersigned, in his respective capacities as President of Purchaser and SCI, has caused this Certificate to be executed on and as of the ___ day of _____, 2002.

_____
Lorenzo J. Fertitta

STATION CASINOS, INC.

Secretary's Certificate

I, Scott M Nielson, Secretary of Station Casinos, Inc., a Nevada corporation ("SCI"), pursuant to Section 7.03 of the Stock Purchase Agreement dated as of February __, 2002 (the "Stock Purchase Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement), by and among Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of the Bahamas, SunOnline Limited, an international business company organized under the laws of the Commonwealth of the Bahamas, Station Online, Inc., a Nevada corporation, and SCI, DO HEREBY CERTIFY on behalf of SCI as follows:

(1) Attached hereto as Exhibit A is a true, complete and correct copy of the Restated By-Laws, as amended, of SCI as in full force and effect on the date hereof and at all times since June 6, 1994.

(2) Attached hereto as Exhibit B is a true, complete and correct copy of resolutions adopted by the Board of Directors of the SCI with respect to the Stock Purchase Agreement and the transactions contemplated thereby, which resolutions were duly and validly adopted at a meeting of the Board of Directors of the SCI on _____, at which a quorum was present and acting throughout. All such resolutions are in full force and effect on the date hereof in the form in which adopted and no other resolutions have been adopted by the

Board of Directors of SCI or any committee thereof relating to the Stock Purchase Agreement and the transactions contemplated thereby.

(3) Each of the following named individuals is a duly elected or appointed, qualified and acting officer of SCI who holds, and at all times since February __, 2002 has held, the offices set opposite such individual's name, and the signature written below the name and title of such officer is such officer's genuine signature:

Lorenzo J. Fertitta, President:

_____

Scott M Nielson, Executive Vice President and Secretary:

_____

IN WITNESS WHEREOF, the undersigned, in his capacity as Secretary of SCI, has caused this Certificate to be executed on and as of the ____ day of _____, 2002.

STATION CASINOS, INC.,
a Nevada corporation

_____
Scott M Nielson
Secretary

I, Lorenzo J. Fertitta, President of SCI, DO HEREBY CERTIFY on behalf of SCI that Scott M Nielson is the duly elected or appointed, qualified and acting Secretary of SCI and the signature set forth above is the genuine signature of such officer.

_____
Lorenzo J. Fertitta
President

_____ ___, 2002

STATION ONLINE, INC.

Secretary's Certificate

I, Scott M Nielson, Secretary of Station Online, Inc., a Nevada corporation ("Purchaser"), pursuant to Section 7.03 of the Stock Purchase Agreement dated as of February __, 2002 (the "Stock Purchase Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement), by and among Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of the Bahamas, SunOnline Limited, an international business company organized under the laws of the Commonwealth of the Bahamas, Station Casinos, Inc., a Nevada corporation, and Purchaser, DO HEREBY CERTIFY on behalf of Purchaser as follows:

(1) Attached hereto as Exhibit A is a true, complete and correct copy of the By-laws of Purchaser as in full force and effect on the date hereof and at all times since _____.

(2) Attached hereto as Exhibit B is a true, complete and correct copy of the resolutions adopted by the Board of Directors of Purchaser with respect to the Stock Purchase Agreement and the transactions contemplated thereby, which resolutions were duly and validly adopted by written consent of the Board of Directors of Purchaser on _____. All such resolutions are in full force and effect on the date hereof in the form in which adopted and no other resolutions have been adopted by the Board of Directors of Purchaser or any committee thereof relating to the Stock Purchase Agreement and the transactions contemplated thereby.

(3) Each of the following named individuals is a duly elected or appointed, qualified and acting officer of Purchaser who holds, and at all times since February __, 2002 has held, the offices set opposite such individual's name, and the signature written below the name and title of such officer is such officer's genuine signature:

Lorenzo J. Fertitta, President:

_____

Scott M Nielson, Senior Vice President and Secretary:

_____

IN WITNESS WHEREOF, the undersigned, in his capacity as Secretary of Purchaser, has caused this Certificate to be executed on and as of the ____ day of _____, 2002.

STATION ONLINE, INC.,
a Nevada corporation

_____
Scott M Nielson
Secretary

I, Lorenzo J. Fertitta, President of Purchaser, DO HEREBY CERTIFY on behalf of Purchaser that Scott M Nielson is the duly elected or appointed, qualified and acting Secretary of Purchaser and the signature set forth above is the genuine signature of such officer.

_____
Lorenzo J. Fertitta
President

_____, 2002

TRADEMARK LICENSE AGREEMENT

This TRADEMARK LICENSE AGREEMENT dated as of _____, 2002 (this "Agreement"), is made and entered into by and between Station Casinos, Inc., a Nevada corporation ("Licensor"), and SunOnline Limited, an international business company organized under the laws of the Commonwealth of the Bahamas ("Licensee").

W I T N E S S E T H:

WHEREAS, Licensor and Licensee, among others, have entered into a Stock Purchase Agreement dated February __, 2002 (the "Stock Purchase Agreement"); and

WHEREAS, as a condition precedent to the consummation of the transaction contemplated by the Stock Purchase Agreement, Licensor and Licensee are required to enter into this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1   GRANT OF LICENSE.

1.01   License. Subject to the provisions of Article 2, Licensor hereby grants to Licensee a royalty-free, paid up, non-transferable, non-exclusive license to use the trademarks set forth in Exhibit 1 (the "Station Marks") and the goodwill associated therewith and symbolized thereby solely in connection with the internet gaming operations of Licensee and its subsidiaries.

1.02   Ownership. All right, title and interest in and to the Station Marks, including all goodwill associated therewith and symbolized thereby, shall remain vested in Licensor. Licensee covenants that it will not in any way challenge (a) Licensor's ownership of the Station Marks or (b) the validity of the Station Marks. All goodwill generated by the use of the Station Marks shall inure to the benefit of Licensor.

ARTICLE 2   FORM OF USE.

2.01   Notices, Legends and other Marks. Licensee shall use the Station Marks in connection with the federal registration symbol, ®, or the "TM" symbol, as applicable, and such other symbols, notices and legends as may be reasonably required by Licensor.

2.02   Quality Standards. The Station Marks shall at all times be used in a form and manner that is consistent with the registered or applied-for form of the Station Marks or past practices of Licensor, and otherwise in a form and manner prescribed by Licensor.

2.03   Quality Control. Upon Licensor's request, Licensee shall ensure that representative samples of its use of each of the Station Marks are submitted to Licensor, in order to enable Licensor to ensure the quality standards set forth above.

2.04   Infringement Proceedings. Licensee shall promptly notify Licensor in writing of any actual or suspected unauthorized use of any of the Station Marks by others, as such use comes to Licensee's attention. Licensor shall have the sole and absolute right and discretion to (a) communicate in writing or orally with the alleged infringer; (b) enforce or defend its rights in, to and under any such Station Mark; (c) bring infringement, unfair competition or other proceedings involving any such Station Mark; and (d) retain counsel for any of the foregoing purposes.

ARTICLE 3   TERM AND TERMINATION.

3.01   Term. The term of this Agreement shall commence on the date of this Agreement and shall continue until terminated in accordance with the procedures set forth in this Agreement.

3.02   Termination for Cause. If Licensee fails to perform any of its material obligations under this Agreement and does not cure such failure within thirty (30) business days after written notice is given to Licensee specifying the nature of the default, Licensor may terminate this Agreement.

3.03   Automatic Termination. This Agreement shall automatically terminate upon the earlier of (a) the dissolution of Licensee, and (b) the date on which Station Online, Inc. or any other affiliate of Licensor ceases to be a stockholder of Licensee.

3.04   Effect of Termination. In the event of a termination of this Agreement pursuant to this Article 3, Licensee shall (a) cease use of the Station Marks; and (b) deliver to Licensor all copies of the remaining stock of printed or other material bearing the Station Marks, any other designation which is the same or confusingly similar to the Station Marks and all other materials, goods and documentation relating or referring to the Station Marks in Licensee's possession.

ARTICLE 4   DISCLAIMER.

LICENSOR MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING OR RELATING TO THE STATION MARK(S) AND EXPLICITLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A SPECIFIC PURPOSE.

ARTICLE 5   DAMAGES AND INDEMNITY.

5.01 Damages. Licensor shall not be liable under this Agreement for any indirect, incidental, special or consequential damages or amounts for loss of income, profits or savings arising out of or relating to its performance or failure to perform under this Agreement.

5.02 Indemnity. Licensee shall indemnify and hold harmless Licensor from, and defend Licensor against, any actual damages, liabilities, losses, or expenses (including reasonable legal fees and costs and expenses), but not any consequential or special damages, arising out of any breach of this Agreement by Licensee or any claim or judgment relating to Licensee's use of the Station Marks.

ARTICLE 6   MISCELLANEOUS PROVISIONS.

6.01 Notices. All notices and other communications, demands or requests required or permitted hereunder shall be in writing, and shall be mailed by first-class mail, postage prepaid, sent by facsimile or delivered personally by hand or materially recognized courier to the address or facsimile number set forth below such party's name on the signature page hereto, but either party may designate a different address by a notice similarly given to the other party. All such notices and other written communications shall be effective on the date of mailing, confirmed facsimile transfer or delivery.

6.02 Binding Agreement; Assignment. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, successors and permitted assigns. Licensee shall not be permitted to assign, pledge or transfer any of its rights or obligations under this Agreement without the consent of Licensor, which consent may be withheld in Licensor's sole discretion. Any assignment in contravention of this Agreement shall be void.

6.03 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument.

6.04 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, then the remaining provisions of this Agreement, if capable of substantial performance, shall remain in full force and effect.

6.05 <u>Waivers</u>. No delay or omission by either party to exercise any right or power it has under this Agreement shall impair or be construed as a waiver of such right or power. A waiver by any party of any breach or covenant shall not be construed to be a waiver of any succeeding breach or any other covenant. All waivers must be signed by the party waiving its rights.

6.06 <u>Amendments</u>. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

6.07 <u>Third Party Beneficiaries</u>. Each party intends that this Agreement shall not benefit, or create any right or cause of action in or on behalf of, any person or entity other than the parties.

6.08 <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

6.09 <u>Consent to Jurisdiction</u>. Each party hereby irrevocably submits to the exclusive jurisdiction of (a) the United States District Court for the Southern District of New York, and (b) the Supreme Court of the State of New York, New York County, in any such action, suit or proceeding arising out of or relating to this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court, <u>provided</u>, <u>however</u>, that such consent to jurisdiction is solely for the purpose referred to in this <u>Section 6.09</u> and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereto agrees, to the extent permitted under applicable rules of procedure, to commence any action, suit or other proceeding relating hereto in the United States District Court of the Southern District of New York, or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in any court of the Supreme Court of New York, New York County. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such court has been brought in a convenient forum.

6.10 <u>Covenant of Further Assurances</u>. The parties covenant and agree that, subsequent to the execution and delivery of this Agreement and, without any additional consideration, each party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

6.11 <u>Entire Agreement</u>. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

6.12 <u>Headings</u>. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

STATION CASINOS, INC.

By: _____
     Name:
     Title:

SUNONLINE LIMITED

By: _____
     Name:
     Title:

EXHIBIT 1

STATION MARKS

EXHIBIT H

DISPUTE RESOLUTION PROCEDURE

Except for claims for provisional equitable relief or other remedies specifically provided for in this Agreement and the Stockholders Rights Agreement (collectively, the "Agreements"), this provision for resolution of disputes shall apply to any dispute arising out of or relating to the Agreements.

A. Non-Binding Mediation.

(i) The parties shall submit any dispute arising out of or relating to the Agreements to mediation under the American Arbitration Association ("AAA") Mediation Procedure for Business Disputes (the "AAA Mediation Procedure") in effect on the date hereof, except as that procedure is modified by written agreement of the parties. The mediation process shall be initiated by the disputing party giving the other party written notice of its desire to mediate (the "Mediation Notice"). The mediation shall be conducted by a mediator selected by mutual agreement of the parties. If the parties are unable to agree upon a mediator within fifteen (15) days of service of the Mediation Notice, either party may request that AAA appoint a mediator with experience in commercial and technology disputes.

(ii) If the matter has not been resolved by mediation within forty-five (45) days after receipt of the Mediation Notice, or if the parties fail to meet with the mediator within thirty (30) days of the Mediation Notice, then, unless the parties have agreed in writing to extend the time for mediation, the dispute shall be resolved in accordance with Paragraph B of this Exhibit.

(iii) The parties shall equally share in the costs and expenses of mediation.

B. Binding Arbitration

(i) Any dispute not resolved pursuant to Paragraph A of this Exhibit shall be resolved by binding arbitration in accordance with the AAA Non-Administered Arbitration Rules (the "AAA Arbitration Rules") in effect on the date of the Stock Purchase Agreement, except as those rules are modified herein or at a future date by written agreement of the parties. Where no remedy for a particular breach is specified in an Agreement, the arbitrator, subject to any limitations set forth in the Agreement, shall have the power to fashion an appropriate remedy consistent with the spirit and intent of the Agreement. When a party believes that an impasse has been reached in a mediation under Paragraph A of this Exhibit, it may serve the

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other party with a demand to commence binding arbitration ("Arbitration Demand"). The arbitrator shall be selected by mutual agreement of the parties. If the parties are unable to agree upon an arbitrator within twenty (20) days after the date on which the Arbitration Demand is served, either party may request that AAA appoint an arbitrator with experience in commercial and technology disputes.

(ii)   The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et. Seq. and CPLR Article 75, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The parties agree to cooperate fully to assure the entry of the arbitrator's award by a court of competent jurisdiction. The parties further agree that, once the arbitrator's award has been entered by a court of competent jurisdiction, the arbitrator's award will have *res judicata* and collateral estoppel effect, and that they will not seek or assert the right in any manner whatsoever to challenge the validity of the arbitration or relitigate issues adjudicated by the arbitrator.

(iii)   The place of arbitration shall be in New York County, New York.

(iv)   The arbitrator shall enforce the Agreements and shall not have the power to: (a) find any Agreement invalid or unenforceable, (b) terminate any Agreement (including any irrevocable licenses and rights relating thereto granted thereunder)**,** or (c) modify the terms of any Agreement. If no remedy for a breach is specified in an Agreement, the arbitrator shall be empowered to fashion an appropriate remedy or issue a cease and desist order. In determining damages for a failure to provide services as required by any Agreement, the arbitrator shall take into account the cost of providing replacement services either by the non-breaching party or by a third party service provider retained by the non-breaching party.

(v)   The arbitrator is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover such damages with respect to any dispute resolved by arbitration pursuant to this Exhibit.

(vi)   The arbitration shall proceed without discovery, other than a document exchange; provided, however, that the arbitrator may permit discovery upon a demonstrated need by a party.

(vii)   The arbitration hearing shall be completed within six (6) months of the date of the Arbitration Demand. The final arbitration award shall be in writing, setting forth the reasons therefore, and shall be made within thirty (30) days of the close of the hearing.

(viii)   The arbitrator shall have the authority to allocate or assess the costs and expenses of the arbitration between the parties.

EXHIBIT I

DESCRIPTION OF E-SLOTS

[to come]

EXHIBIT J

STOCKHOLDERS' RIGHTS AGREEMENT

[to come]

Exhibit 8

Sun International Hotels Limited
Significant Subsidiary Listing

Name of Company	Country of Incorporation	% of Ownership*
Aberdeen Management Limited	Channel Islands	100%
Island Hotel Company Limited	The Bahamas	(1)
Paradise Beach Inn, Limited	The Bahamas	(4)
Paradise Enterprises Limited	The Bahamas	(1)
Paradise Island Limited	The Bahamas	(1)
PIV, Inc.	United States	(3)
Purposeful BV	Netherlands	(5)
Sun Cove Limited	United States	(2)
Sun Cove New York, Inc.	United States	(2)
Sun Hotels International (Bermuda), Limited	Bermuda	100%
Sun Hotels International Management NV	N. Antilles	100%
Sun International Bahamas, Limited	The Bahamas	100%
Sun International Development Limited	The Bahamas	(1)
Sun International Management Ltd.	British Virgin Islands	100%
Sun International Management (UK) Ltd.	United Kingdom	100%
Sun International Marketing, Inc.	United States	(2)
Sun International New York, Inc.	United States	(2)
Sun International North America, Inc.	United States	100%
Sun International Resorts, Inc.	United States	(2)
Sun Vacances SA	France	(6)
Sunonline Limited	The Bahamas	100%

* % Voting Power equals % of Ownership
(1) 100% owned by Sun International Bahamas, Limited
(2) 100% owned by Sun International North America, Inc.
(3) 100% owned by Sun International Resorts, Inc.
(4) 100% owned by Paradise Island Ltd.
(5) 100% owned by Sun Hotels International Management NV
(6) 100% owned by Purposeful BV

Exhibit 10.2



Sun International

May 30, 2002

Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the audit of our consolidated financial statements as of December 31, 2001 and for the year then ended, we have received representations from Arthur Andersen LLP, our independent public accountants that (i) this audit was subject to Arthur Andersen LLP's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and (ii) that there was appropriate continuity of Arthur Andersen personnel working on the audit and national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to this audit.

Very truly yours,

SUN INTERNATIONAL HOTELS LIMITED

By: /s/John R. Allison_____

Name: John R. Allison

Title: Executive Vice President
            Chief Financial Officer